As filed with the Securities and Exchange Commission on January 23, 2004
Registration Statement No. 333-111450

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Martin Midstream Partners L.P.

(Exact name of registrant as specified in its charter)

Delaware	4449 and 5171	05-0527861
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4200 Stone Road

Kilgore, Texas 75662
(903) 983-6200
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Ruben S. Martin

Martin Midstream Partners L.P.
4200 Stone Road
Kilgore, Texas 75662
(903) 983-6200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Neel Lemon Baker Botts L.L.P. 2001 Ross Avenue 600 Trammell Crow Center Dallas, Texas 75201-2980 Telephone: (214) 953-6500 Facsimile: (214) 953-6503	Thomas P. Mason Vinson & Elkins L.L.P. 2300 First City Tower 1001 Fannin Houston, Texas 77002 Telephone: (713) 758-2222 Facsimile: (713) 758-2346

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum
Title of Each Class of	Amounts to	Aggregate Offering	Amount of
Securities to be Registered	be Registered(1)	Price(2)	Registration Fee(3)

Common units representing limited partnership interests	1,322,500	$37,030,000	$2,996

(1)	Includes 172,500 common units issuable upon exercise of the underwriters’ over-allotment option.

(2)	Calculated in accordance with Rule 457(c) on the basis of the average of the high and low bid and asked price of the common units on January 21, 2004.

(3)	The registrant previously paid $2,781 of such registration fee in connection with its initial filing.

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated January 23, 2004

PROSPECTUS

1,150,000 Common Units

(MARTIN MIDSTREAM PARTNERS L.P. LOGO)

Representing Limited Partner Interests

      We are offering 1,150,000 common units representing limited partner interests. Our common units are quoted on the Nasdaq National Market under the symbol “MMLP.” On January 21, 2004, the last reported sale price of our common units on the Nasdaq National Market was $28.60 per common unit.

You should consider the risks which we have described in “Risk Factors” beginning on page 18 before buying our common units.

      These risks include the following:

•	We may not have sufficient cash to enable us to pay the minimum quarterly distribution on the common units each quarter.

•	Our business could be adversely impacted by seasonality and weather.

•	If we are unable to integrate our recent or any future acquisitions our financial performance may suffer.

•	We may not be able to retain existing customers or acquire new customers because of the highly competitive nature of our business.

•	Cost reimbursements we pay our general partner may be substantial and will reduce the cash available for distribution to unitholders.

•	Martin Resource Management Corporation, the owner of our general partner, and its affiliates have conflicts of interest and limited fiduciary responsibilities, which may permit them to favor their own interests to your detriment.

•	Unitholders have less power to elect or remove management of our general partner than holders of common stock in a corporation. At the closing of this offering, common unitholders will not have sufficient voting power to elect or remove our general partner without the consent of Martin Resource Management Corporation.

•	You may be required to pay taxes on income from us even if you do not receive any cash distributions.

	Per Common Unit	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Martin Midstream Partners L.P.	$	$

      The underwriters may purchase up to an additional 172,500 common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The underwriters expect to deliver the units to purchasers on or before                     , 2004.

Neither the Securities and Exchange Commission nor any state securities commission have approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

RAYMOND JAMES

A.G. EDWARDS & SONS, INC.

MCDONALD INVESTMENTS INC.

RBC CAPITAL MARKETS

The date of this prospectus is                     , 2004

PROSPECTUS SUMMARY
Martin Midstream Partners L.P.
Summary of Risk Factors
Risks Relating to Our Business
Risks Relating to an Investment in the Common Units
Tax Risks
Business Strategy
Competitive Strengths
Our Relationship with Martin Resource Management
Partnership Structure and Management
The Offering
Summary Historical and Pro Forma Financial Data
Summary of Conflicts of Interest and Fiduciary Responsibilities
RISK FACTORS
Risks Relating to Our Business
We may not have sufficient cash after the establishment of cash reserves and payment of our general partner’s expenses to enable us to pay the minimum quarterly distribution each quarter.
Adverse weather conditions could reduce our results of operations and ability to make distributions to our unitholders.
We receive a material portion of our net income and cash available for distribution from our unconsolidated non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P.
We may have to sell our interest, or buy the other partnership interests in CF Martin Sulphur, L.P. at a time when it may not be in our best interest to do so.
If CF Martin Sulphur, L.P. issues additional partnership interests, our ownership interest in this partnership could be diluted. Consequently, our share of CF Martin Sulphur, L.P.’s distributable cash could be reduced, which could adversely affect our ability to make distributions to our unitholders
If we incur material liabilities that are not fully covered by insurance, such as liabilities resulting from accidents on rivers or at sea, spills, fires or explosions, our results of operations and ability to make distributions to our unitholders could be adversely affected
The price volatility of hydrocarbon products and by-products can reduce our results of operations and ability to make distributions to our unitholders.
Restrictions in our credit agreement may prevent us from making distributions to our unitholders.
If we do not have sufficient capital resources for acquisitions or opportunities for expansion, our growth will be limited.
Our recent and any future acquisitions may not be successful, may substantially increase our indebtedness and contingent liabilities, and may create integration difficulties.
Demand for our terminalling services is substantially dependent on the level of offshore oil and gas exploration, development and production activity.
Our LPG and fertilizer businesses are seasonal and could cause our revenues to vary.
The highly competitive nature of our industry could adversely affect our results of operations and ability to make distributions to our unitholders.
Our business is subject to federal, state and local laws and regulations relating to environmental, safety and other regulatory matters. The violation of or the cost of compliance with these laws and regulations could adversely affect our results of operations and ability to make distributions to our unitholders
The loss or insufficient attention of key personnel could negatively impact our results of operations and ability to make distributions to our unitholders. Additionally, if neither Ruben Martin nor Scott Martin is the chief executive officer of our general partner, amounts we owe under our credit facility may become immediately due and payable
Our loss of significant commercial relationships with Martin Resource Management could adversely impact our results of operations and ability to make distributions to our unitholders.
Our business would be adversely affected if operations at our transportation, terminalling and distribution facilities experienced significant interruptions. Our business would also be adversely affected if the operations of our customers and suppliers experienced significant interruptions
Our marine transportation business would be adversely affected if we do not satisfy the requirements of the Jones Act, or if the Jones Act were modified or eliminated.
Our marine transportation business would be adversely affected if the United States Government purchases or requisitions any of our vessels under the Merchant Marine Act.
Regulations affecting the domestic tank vessel industry may limit our ability to do business, increase our costs and adversely impact our results of operations and ability to make distributions to our unitholders.
Risks Relating to an Investment in the Common Units
Cost reimbursements due to Martin Resource Management may be substantial and will reduce our cash available for distribution to our unitholders.
Martin Resource Management has conflicts of interest and limited fiduciary responsibilities, which may permit it to favor its own interests to the detriment of our unitholders.
Unitholders have less power to elect or remove management of our general partner than holders of common stock in a corporation. At the closing of this offering, common unitholders will not have sufficient voting power to elect or remove our general partner without the consent of Martin Resource Management
Our general partner’s discretion in determining the level of our cash reserves may adversely affect our ability to make cash distributions to our unitholders.
You may not have limited liability if a court finds that we have not complied with applicable statutes or that unitholder action constitutes control of our business.
Our partnership agreement contains provisions that reduce the remedies available to unitholders for actions that might otherwise constitute a breach of fiduciary duty by our general partner.
We may issue additional common units without your approval, which would dilute your ownership interest.
The control of our general partner may be transferred to a third party, and that party could replace our current management team, without unitholder consent. Additionally, if Martin Resource Management no longer controls our general partner, amounts we owe under our credit facility may become immediately due and payable
Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.
Martin Resource Management and its affiliates may engage in limited competition with us.
Our common units have a limited trading history and a limited trading volume compared to other publicly traded securities.
Tax Risks
The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to unitholders.
A successful IRS contest of the federal income tax positions we take may adversely affect the market for our common units and the costs of any contest will be borne by our unitholders and our general partner.
You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.
Tax gain or loss on the disposition of our common units could be different than expected.
Changes in federal income tax law could affect the value of our common units.
Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.
We are registered as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder.
We treat a purchaser of our common units as having the same tax benefits without regard to the seller’s identity. The IRS may challenge this treatment, which could adversely affect the value of the common units.
You may be subject to state, local and foreign taxes and return filing requirements as a result of investing in our common units.
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS
CASH DISTRIBUTION POLICY
Distributions of Available Cash
Operating Surplus and Capital Surplus
Subordination Period
Distributions of Available Cash from Operating Surplus During the Subordination Period
Distributions of Available Cash from Operating Surplus After the Subordination Period
Incentive Distribution Rights
Percentage Allocations of Available Cash from Operating Surplus
Distributions from Capital Surplus
Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels
Distributions of Cash upon Liquidation
SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Results of Operations
Liquidity and Capital Resources
Seasonality
Impact of Inflation
Environmental Matters
Recent Accounting Pronouncements
Quantitative and Qualitative Disclosures About Market Risk
BUSINESS
Overview
Primary Lines of Business
Recent Developments
Business Strategy
Competitive Strengths
Marine Transportation Business
Terminalling Business
LPG Distribution Business
Fertilizer Business
CF Martin Sulphur, L.P.
Our Relationship with Martin Resource Management
Insurance
Environmental and Regulatory Matters
Employees
Litigation
MANAGEMENT
Management of Martin Midstream Partners L.P.
Directors and Executive Officers of Martin Midstream GP LLC
Reimbursement of Expenses of our General Partner
Executive Compensation
Compensation of Directors
Employee Benefit Plans
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Distributions and Payments to the General Partner and its Affiliates
Agreements
CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES
Conflicts of Interest
Fiduciary Responsibilities
DESCRIPTION OF THE COMMON UNITS
The Units
Transfer Agent and Registrar
Transfer of Common Units
DESCRIPTION OF THE SUBORDINATED UNITS
Limited Voting Rights
Distributions upon Liquidation
THE PARTNERSHIP AGREEMENT
Organization and Duration
Purpose
Power of Attorney
Capital Contributions
Limited Liability
Voting Rights
Issuance of Additional Securities
Amendment of the Partnership Agreement
Action Relating to our Operating Partnership
Merger, Sale or Other Disposition of Assets
Termination and Dissolution
Liquidation and Distribution of Proceeds
Withdrawal or Removal of the General Partner
Transfer of General Partner Interests and Incentive Distribution Rights
Transfer of Ownership Interests in General Partner
Change of Management Provisions
Limited Call Right
Meetings and Voting
Status as Limited Partner or Assignee
Non-citizen Assignees; Redemption
Indemnification
Books and Reports
Right to Inspect our Books and Records
Registration Rights
UNITS ELIGIBLE FOR FUTURE SALE
MATERIAL TAX CONSEQUENCES
Partnership Status
Limited Partner Status
Tax Consequences of Unit Ownership
Tax Treatment of Operations
Disposition of Common Units
Uniformity of Units
Tax-Exempt Organizations and Other Investors
Administrative Matters
State, Local, Foreign and Other Tax Considerations
INVESTMENT IN MARTIN MIDSTREAM PARTNERS L.P. BY EMPLOYEE BENEFIT PLANS
UNDERWRITING
VALIDITY OF THE COMMON UNITS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
INDEPENDENT AUDITORS’ REPORT
APPENDIX A GLOSSARY OF TERMS
INDEX TO EXHIBITS
EX-1.1 Form of Underwriting Agreement
EX-5.1 Opinion/Consent of Baker Botts L.L.P.
EX-8.1 Opinion/Consent of Baker Botts L.L.P.
EX-23.1 Consent of KPMG LLP
EX-23.2 Consent of KPMG LLP
EX-23.3 Consent of KPMG LLP
EX-23.4 Consent of KPMG LLP

[Inside Front Cover]

[Map depicting location of partnership’s assets and operations with photographs of operating assets of partnership.]

Page

PROSPECTUS SUMMARY	1
Martin Midstream Partners L.P.	1
Summary of Risk Factors	4
Risks Relating to Our Business	4
Risks Relating to an Investment in the Common Units	5
Tax Risks	6
Business Strategy	7
Competitive Strengths	7
Our Relationship with Martin Resource Management	7
Partnership Structure and Management	9
The Offering	11
Summary Historical and Pro Forma Financial Data	13
Summary of Conflicts of Interest and Fiduciary Responsibilities	17
RISK FACTORS	18
Risks Relating to Our Business	18
We may not have sufficient cash after the establishment of cash reserves and payment of our general partner’s expenses to enable us to pay the minimum quarterly distribution each quarter	18
Adverse weather conditions could reduce our results of operations and ability to make distributions to our unitholders	18
We receive a material portion of our net income and cash available for distribution from our unconsolidated non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P.	19
We may have to sell our interest, or buy the other partnership interests in CF Martin Sulphur, L.P. at a time when it may not be in our best interest to do so	19
If CF Martin Sulphur, L.P. issues additional partnership interests, our ownership interest in this partnership could be diluted. Consequently, our share of CF Martin Sulphur, L.P.’s distributable cash could be reduced, which could adversely affect our ability to make distributions to our unitholders	20
If we incur material liabilities that are not fully covered by insurance, such as liabilities resulting from accidents on rivers or at sea, spills, fires or explosions, our results of operations and ability to make distributions to our unitholders could be adversely affected	20
The price volatility of hydrocarbon products and by-products can reduce our results of operations and ability to make distributions to our unitholders	20
Restrictions in our credit agreement may prevent us from making distributions to our unitholders	21
If we do not have sufficient capital resources for acquisitions or opportunities for expansion, our growth will be limited	21
Our recent and any future acquisitions may not be successful, may substantially increase our indebtedness and contingent liabilities, and may create integration difficulties	21
Demand for our terminalling services is substantially dependent on the level of offshore oil and gas exploration, development and production activity	22
Our LPG and fertilizer businesses are seasonal and could cause our revenues to vary	22
The highly competitive nature of our industry could adversely affect our results of operations and ability to make distributions to our unitholders	22

i

Page

Our business is subject to federal, state and local laws and regulations relating to environmental, safety and other regulatory matters. The violation of or the cost of compliance with these laws and regulations could adversely affect our results of operations and ability to make distributions to our unitholders	22
The loss or insufficient attention of key personnel could negatively impact our results of operations and ability to make distributions to our unitholders. Additionally, if neither Ruben Martin nor Scott Martin is the chief executive officer of our general partner, amounts we owe under our credit facility may become immediately due and payable	23
Our loss of significant commercial relationships with Martin Resource Management could adversely impact our results of operations and ability to make distributions to our unitholders	23
Our business would be adversely affected if operations at our transportation, terminalling and distribution facilities experienced significant interruptions. Our business would also be adversely affected if the operations of our customers and suppliers experienced significant interruptions	23
Our marine transportation business would be adversely affected if we do not satisfy the requirements of the Jones Act, or if the Jones Act were modified or eliminated	24
Our marine transportation business would be adversely affected if the United States Government purchases or requisitions any of our vessels under the Merchant Marine Act	24
Regulations affecting the domestic tank vessel industry may limit our ability to do business, increase our costs and adversely impact our results of operations and ability to make distributions to our unitholders	24
Risks Relating to an Investment in the Common Units	25
Cost reimbursements due to Martin Resource Management may be substantial and will reduce our cash available for distribution to our unitholders	25
Martin Resource Management has conflicts of interest and limited fiduciary responsibilities, which may permit it to favor its own interests to the detriment of our unitholders	25
Unitholders have less power to elect or remove management of our general partner than holders of common stock in a corporation. At the closing of this offering, common unitholders will not have sufficient voting power to elect or remove our general partner without the consent of Martin Resource Management	26
Our general partner’s discretion in determining the level of our cash reserves may adversely affect our ability to make cash distributions to our unitholders	27
You may not have limited liability if a court finds that we have not complied with applicable statutes or that unitholder action constitutes control of our business	27
Our partnership agreement contains provisions that reduce the remedies available to unitholders for actions that might otherwise constitute a breach of fiduciary duty by our general partner	27
We may issue additional common units without your approval, which would dilute your ownership interest	28
The control of our general partner may be transferred to a third party, and that party could replace our current management team, without unitholder consent. Additionally, if Martin Resource Management no longer controls our general partner, amounts we owe under our credit facility may become immediately due and payable	29
Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price	29
Martin Resource Management and its affiliates may engage in limited competition with us	29
Our common units have a limited trading history and a limited trading volume compared to other publicly traded securities	29
Tax Risks	30
The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to unitholders	30

Page

A successful IRS contest of the federal income tax positions we take may adversely affect the market for our common units and the costs of any contest will be borne by our unitholders and our general partner	30
You may be required to pay taxes on income from us even if you do not receive any cash distributions from us	30
Tax gain or loss on the disposition of our common units could be different than expected	30
Changes in federal income tax law could affect the value of our common units	31
Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them	31
We are registered as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder	31
We treat a purchaser of our common units as having the same tax benefits without regard to the seller’s identity. The IRS may challenge this treatment, which could adversely affect the value of the common units	31
You may be subject to state, local and foreign taxes and return filing requirements as a result of investing in our common units	31
FORWARD-LOOKING STATEMENTS	32
USE OF PROCEEDS	32
CAPITALIZATION	33
PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS	34
CASH DISTRIBUTION POLICY	35
Distributions of Available Cash	35
Operating Surplus and Capital Surplus	35
Subordination Period	36
Distributions of Available Cash from Operating Surplus During the Subordination Period	39
Distributions of Available Cash from Operating Surplus After the Subordination Period	39
Incentive Distribution Rights	39
Percentage Allocations of Available Cash from Operating Surplus	40
Distributions from Capital Surplus	40
Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels	41
Distributions of Cash upon Liquidation	41
SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA	44
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	48
Overview	48
Results of Operations	54
Liquidity and Capital Resources	69
Seasonality	72
Impact of Inflation	72
Environmental Matters	73
Recent Accounting Pronouncements	73
Quantitative and Qualitative Disclosures About Market Risk	73
BUSINESS	74
Overview	74
Primary Lines of Business	74
Recent Developments	75

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations, and prospects may have changed since that date.

v

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements. The information presented in this prospectus assumes that the underwriters’ over-allotment option is not exercised. Financial information, other than pro forma financial information, presented in this prospectus does not include financial results from the Tesoro Marine asset acquisition described below under “— Recent Developments — Recent Acquisitions — Tesoro Marine Asset Acquisition.” Pro forma as adjusted financial information presented in this prospectus gives pro forma effect to the Tesoro Marine asset acquisition, the borrowings on our revolving credit facility, this offering, the implementation of new contracts with Martin Resource Management and our initial public offering. For a more detailed description of the pro forma adjustments and the assumptions used in preparing the pro forma financial information, you should read the pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should read “Summary of Risk Factors” beginning on page 4 and “Risk Factors” beginning on page 18 for information about important factors you should consider before buying common units. We include a glossary of some of the terms used in this prospectus in Appendix A.

      Martin Midstream Partners L.P. is the issuer of securities in this offering. References in this prospectus to “Martin Midstream Partners L.P.,” “we,” “ours,” “us,” or like terms when used in the present tense or prospectively or for historical periods since November 2002 refer to Martin Midstream Partners L.P. and its consolidated subsidiaries. References to “Martin Midstream Partners Predecessor,” “we,” “ours,” “us,” or like terms when used in a historical context for periods prior to November 2002 refer to the assets and operations of Martin Resource Management’s businesses that were contributed to us in connection with the closing of our initial public offering in November 2002. References in this prospectus to “Martin Resource Management” refer to Martin Resource Management Corporation and its direct and indirect consolidated and unconsolidated subsidiaries. For the reasons stated elsewhere herein, we refer to the term EBITDA. EBITDA is a non-GAAP financial measure, which is explained in greater detail below under “— Summary Historical and Pro Forma Financial Data” and “— Summary Historical and Pro Forma Financial Data — Non-GAAP Financial Measure.” We refer to liquefied petroleum gas as “LPG” in this prospectus.

Martin Midstream Partners L.P.

      We provide marine transportation, terminalling, distribution and midstream logistical services for producers and suppliers of hydrocarbon products and by-products, lubricants and other liquids. We also manufacture and market sulfur-based fertilizers and related products. Hydrocarbon products and by-products are produced primarily by major and independent oil and gas companies who often turn to independent third parties, such as us, for the transportation and disposition of these products. In addition to these major and independent oil and gas companies, our primary customers include independent refiners, large chemical companies, fertilizer manufacturers and other wholesale purchasers of hydrocarbon products and by-products.

      We operate primarily in the Gulf Coast region of the United States. This region is a major hub for petroleum refining, natural gas processing and support services to the offshore exploration and production industry. We provide our marine transportation and midstream logistical services and distribute hydrocarbon products and by-products primarily to customers who are located in this region or in close proximity to ports located along the Gulf of Mexico Intracoastal Waterway and the Mississippi River inland waterway system. The fertilizer and related products we manufacture are sold throughout the United States.

      For the year ended December 31, 2002 and the nine months ended September 30, 2003, we had total revenues of approximately $149.9 million and $140.1 million, respectively, total operating income of approximately $8.6 and $7.4 million, respectively, and EBITDA of approximately $16.3 million and $13.3 million, respectively. On a pro forma as adjusted basis, for the year ended December 31, 2002 and the nine months ended September 30, 2003, we had total revenues of approximately $171.2 million and

$156.6 million, respectively, total operating income of approximately $12.9 and $8.9 million, respectively, and EBITDA of approximately $22.9 million and $16.5 million, respectively.

Primary Lines of Business

      Our primary business lines can be generally described as follows:

•	Marine Transportation Business. We own a marine fleet of 34 inland tank barges, 17 inland pushboats and two offshore tug/barge tanker units that transport hydrocarbon products and by-products. We provide these transportation services on a fee basis primarily under annual contracts. We recently acquired nine of our inland tank barges and four of our inland pushboats in connection with the closing of the Tesoro Marine asset acquisition described below in “— Recent Developments — Recent Acquisitions — Tesoro Marine Asset Acquisition.” For the year ended December 31, 2002 and the nine months ended September 30, 2003, our marine transportation business generated approximately 16% and 14%, respectively, of our total revenues and 40% and 45%, respectively, of our total operating income (excluding indirect selling, general and administrative expenses). On a pro forma as adjusted basis, for the year ended December 31, 2002 and the nine months ended September 30, 2003, our marine transportation business generated approximately 17% and 15%, respectively, of our total revenues and 32% and 37%, respectively, of our total operating income (excluding indirect selling, general and administrative expenses).

•	Terminalling Business. We own or operate 16 marine terminal facilities and two inland terminal facilities that provide storage and handling services for producers and suppliers of hydrocarbon products and by-products, lubricants and other liquids. We recently acquired 13 of our marine terminal facilities and one of our inland terminal facilities in connection with the closing of the Tesoro Marine asset acquisition. Please read “— Recent Developments — Recent Acquisitions — Tesoro Marine Asset Acquisition.” Following the acquisition of these terminals, we began providing land rental to oil and gas companies along with storage and handling services for lubricants and fuel oil. Also in connection with the closing of the Tesoro Marine asset acquisition, we began distributing and marketing lubricants primarily to the offshore exploration and production industry. For the year ended December 31, 2002 and the nine months ended September 30, 2003, our terminalling business generated approximately 3% and 4%, respectively, of our total revenues and 24% and 31%, respectively, of our total operating income (excluding indirect selling, general and administrative expenses). On a pro forma as adjusted basis, for the year ended December 31, 2002 and the nine months ended September 30, 2003, our terminalling business generated approximately 13% and 11%, respectively, of our total revenues and 43% and 43%, respectively, of our total operating income (excluding indirect selling, general and administrative expenses).

•	LPG Distribution Business. We purchase LPGs primarily from oil refiners and natural gas processors. We store LPGs in our supply and storage facilities for resale to propane retailers and industrial LPG users in Texas and the southeastern United States. We own three LPG supply and storage facilities with an aggregate storage capacity of approximately 132,000 gallons and we lease approximately 128 million gallons of underground storage capacity. We generally try to coordinate our sales and purchases of LPGs based on the same daily price index for LPGs in order to decrease the impact of LPG price volatility on our profitability. For the year ended December 31, 2002 and the nine months ended September 30, 2003, our LPG distribution business generated approximately 62% and 68%, respectively, of our total revenues and 23% and 16%, respectively, of our total operating income (excluding indirect selling, general and administrative expenses). On a pro forma as adjusted basis, for the year ended December 31, 2002 and the nine months ended September 30, 2003, our LPG distribution business generated approximately 54% and 61%, respectively, of our total revenues and 16% and 13%, respectively, of our total operating income (excluding indirect selling, general and administrative expenses).

•	Fertilizer Business. We manufacture and sell fertilizer products, which are primarily sulfur-based, and other sulfur-related products to regional wholesale distributors and industrial users. For the year ended December 31, 2002 and the nine months ended September 30, 2003, our fertilizer business generated approximately 19% and 14%, respectively, of our total revenues and 12% and 8%, respectively, of our total operating income (excluding indirect selling, general and administrative expenses). On a pro forma as adjusted basis, for the year ended December 31, 2002 and the nine months ended September 30, 2003, our fertilizer business generated approximately 16% and 13%, respectively, of our total revenues and 9% and 7%, respectively, of our total operating income (excluding indirect selling, general and administrative expenses).

      We receive a material portion of our net income and cash available for distribution to our unitholders from our unconsolidated non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P., a limited partnership formed by Martin Resource Management and CF Industries, Inc. in November 2000. This partnership collects and aggregates, transports, stores and markets molten sulfur supplied by oil refiners and natural gas processors. Martin Resource Management and CF Industries jointly control this partnership through equal ownership of its general partner. Martin Resource Management manages the day-to-day operations of CF Martin Sulphur, L.P. under a long-term services agreement. We account for this limited partner interest using the equity method of accounting, which requires us to report only the equity earnings from our limited partner interest. For the year ended December 31, 2002 and the nine months ended September 30, 2003, our equity in earnings of CF Martin Sulphur, L.P. constituted 42% and 28%, respectively, of our total net income before income taxes. On a pro forma as adjusted basis, for the year ended December 31, 2002 and the nine months ended September 30, 2003, our equity in earnings of CF Martin Sulphur, L.P. constituted 25% and 24%, respectively, of our total net income before income taxes.

      Our principal executive offices are located at 4200 Stone Road, Kilgore, Texas 75662, and our phone number is (903) 983-6200.

Recent Developments

Recent Acquisitions

      Tesoro Marine Asset Acquisition. In December 2003, we completed the acquisition of certain assets associated with Tesoro Marine Services, L.L.C.’s shore based marine activities for $25.0 million plus approximately $1.8 million for Tesoro Marine’s lubricant inventories. The assets we acquired included 13 marine terminals and one inland terminal located along the Gulf Coast from Venice, Louisiana to Corpus Christi, Texas, nine inland tank barges and four inland pushboats, and Tesoro Marine’s lubricant distribution and marketing business. We financed this acquisition through borrowings under our revolving credit facility. Tesoro Marine Services, L.L.C. is a subsidiary of Tesoro Petroleum Corporation, a refiner and marketer of petroleum products.

      We believe that the acquisition of Tesoro Marine’s terminals and lubricant distribution and marketing business further strengthened our presence and infrastructure in our core Gulf Coast market. We believe that with the addition of the Tesoro Marine assets, we are one of the largest operators of marine service terminals in the Gulf Coast region providing broad geographic coverage and distribution capability for our products and services.

      In December 2003, in a parallel transaction, Midstream Fuel Service LLC, a wholly owned subsidiary of Martin Resource Management, the owner of our general partner, completed its acquisition of Tesoro Marine’s fuel oil distribution business for approximately $2.0 million plus approximately $4.8 million for Tesoro Marine’s diesel fuel inventories. Midstream Fuel, rather than us, acquired these assets from Tesoro Marine because fuel oil distribution generates non-qualifying income under Internal Revenue Service regulations applicable to publicly traded limited partnerships. However, following the closing of the marine asset acquisition and the fuel oil distribution acquisition, we entered into certain agreements with Martin Resource Management pursuant to which we provide marine transportation and terminalling services to Midstream Fuel and Midstream Fuel provides terminal services to us to handle lubricants, greases and drilling fluids.

      Cross Oil Terminal Acquisition. In October 2003, we acquired a marine terminal located on the Ouachita River in southern Arkansas from Cross Oil Refining & Marketing, Inc. for $2.0 million. At the same time, we entered into a five year terminalling agreement with Cross, with two five year renewal terms, whereby Cross has the right to use the acquired terminal for the storage of crude oil and/or finished oil products. We also entered into a five year marine transportation agreement with Cross, with two five year renewal terms, whereby we agreed to provide two inland tank barges on a full time basis for the marine transportation of crude oil and finished oil products owned by Cross or owned by others that are in transit to Cross’s refinery located in southern Arkansas.

      In October 2003, in another separate transaction, we purchased an inland pushboat and two inland tank barges from a third party for $1.0 million. We use these vessels to transport crude oil pursuant to the marine transportation agreement with Cross.

Other Developments

      Increased Quarterly Distribution. We recently declared a cash distribution of $0.525 per unit, payable on February 13, 2004 to common and subordinated unitholders of record as of the close of business on January 30, 2004. You will not be a holder of record entitled to receive this distribution. This distribution reflects an increase of $0.025 per unit over the quarterly distributions we previously paid and is based on our current operating performance and the current general economic, industry and market conditions impacting us.

      Bank Credit Facility Expansion. In December 2003, we amended our credit agreement and increased our existing credit facility from a total of $60.0 million to $80.0 million. Our term loan remained at $25.0 million and our revolving credit facility increased from $35.0 million to $55.0 million. Our expanded revolving credit facility provides for a $30.0 million acquisition line and a $25.0 million working capital facility. We financed the Tesoro Marine asset acquisition through borrowings under our revolving credit facility. We intend to use the net proceeds of this offering to repay a portion of the borrowings outstanding under our revolving credit facility.

Summary of Risk Factors

      An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of common units. Please carefully read the risks relating to these matters described under “Risk Factors.”

Risks Relating to Our Business

•	We may not have sufficient cash after the establishment of cash reserves and payment of our general partner’s expenses to enable us to pay the minimum quarterly distribution each quarter.

•	Adverse weather conditions could reduce our results of operations and ability to make distributions to our unitholders.

•	We receive a material portion of our net income and cash available for distribution from our unconsolidated non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P.

•	We may have to sell our interest, or buy the other partnership interests in CF Martin Sulphur, L.P. at a time when it may not be in our best interest to do so.

•	If CF Martin Sulphur, L.P. issues additional partnership interests, our ownership interest in this partnership could be diluted. Consequently, our share of CF Martin Sulphur, L.P.’s distributable cash could be reduced, which could adversely affect our ability to make distributions to our unitholders.

•	If we incur material liabilities that are not fully covered by insurance, such as liabilities resulting from accidents on rivers or at sea, spills, fires or explosions, our results of operations and ability to make distributions to our unitholders could be adversely affected.

•	The price volatility of hydrocarbon products and by-products can reduce our results of operations and ability to make distributions to our unitholders.

•	Restrictions in our credit agreement may prevent us from making distributions to our unitholders.

•	If we do not have sufficient capital resources for acquisitions or opportunities for expansion, our growth will be limited.

•	Our recent and any future acquisitions may not be successful, may substantially increase our indebtedness and contingent liabilities, and may create integration difficulties.

•	Demand for our terminalling services is substantially dependent on the level of offshore oil and gas exploration, development and production activity.

•	Our LPG and fertilizer businesses are seasonal and could cause our revenues to vary.

•	The highly competitive nature of our industry could adversely affect our results of operations and ability to make distributions to our unitholders.

•	Our business is subject to federal, state and local laws and regulations relating to environmental, safety and other regulatory matters. The violation of or the cost of compliance with these laws and regulations could adversely affect our results of operations and ability to make distributions to our unitholders.

•	The loss or insufficient attention of key personnel could negatively impact our results of operations and ability to make distributions to our unitholders. Additionally, if neither Ruben Martin nor Scott Martin is the chief executive officer of our general partner, amounts we owe under our credit facility may become immediately due and payable.

•	Our loss of significant commercial relationships with Martin Resource Management could adversely impact our results of operations and ability to make distributions to our unitholders.

•	Our business would be adversely affected if operations at our transportation, terminalling and distribution facilities experienced significant interruptions. Our business would also be adversely affected if the operations of our customers or suppliers experienced significant interruptions.

•	Our marine transportation business would be adversely affected if we do not satisfy the requirements of the Jones Act, or if the Jones Act were modified or eliminated.

•	Our marine transportation business would be adversely affected if the United States government purchases or requisitions any of our vessels under the Merchant Marine Act.

•	Regulations affecting the domestic tank vessel industry may limit our ability to do business, increase our costs and adversely impact our results of operations and ability to make distributions to our unitholders.

Risks Relating to an Investment in the Common Units

•	Cost reimbursements due Martin Resource Management may be substantial and will reduce our cash available for distribution to our unitholders.

•	Martin Resource Management has conflicts of interests and limited fiduciary responsibilities, which may permit it to favor its own interests to the detriment of our unitholders.

•	Unitholders have less power to elect or remove management of our general partner than holders of common stock in a corporation. At the closing of this offering, common unitholders will not have sufficient voting power to elect or remove our general partner without the consent of Martin Resource Management.

•	Our general partner’s discretion in determining the level of our cash reserves may adversely affect our ability to make cash distributions to our unitholders.

•	You may not have limited liability if a court finds we have not complied with applicable statutes or that unitholder action constitutes control of our business.

•	Our partnership agreement contains provisions that reduce the remedies available to unitholders for actions that might otherwise constitute a breach of fiduciary duty by our general partner.

•	We may issue additional common units without your approval, which would dilute your ownership interest.

•	The control of our general partner may be transferred to a third party, and that party could replace our current management team, without unitholder consent. Additionally, if Martin Resource Management no longer controls our general partner, amounts we owe under our credit facility may become immediately due and payable.

•	Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

•	Martin Resource Management and its affiliates may engage in limited competition with us.

•	Our common units have a limited trading history and a limited trading volume compared to other publicly traded securities.

Tax Risks

•	The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to unitholders.

•	A successful IRS contest of the federal income tax positions we take may adversely affect the market for our common units and the costs of any contest will be borne by our unitholders and our general partner.

•	You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

•	Tax gain or loss on the disposition of our common units could be different than expected.

•	Changes in federal income tax law could affect the value of our common units.

•	Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

•	We are registered as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder.

•	We treat a purchaser of our common units as having the same tax benefits without regard to the seller’s identity. The IRS may challenge this treatment, which could adversely affect the value of the common units.

•	You may be subject to state, local and foreign taxes and return filing requirements as a result of investing in our common units.

Business Strategy

      We intend to continue to manage our operations to enable us to pay at least the minimum quarterly distribution on all of our units, to increase our per unit cash flow and to increase the overall value of our assets on a per unit basis. We are pursuing these objectives by:

•	Expanding services to existing customers by evaluating their needs and identifying additional services that we could provide utilizing our asset base.

•	Pursuing strategic acquisitions that strengthen or complement our existing operations and services.

•	Attracting new customers in our existing markets to expand and increase utilization of our assets.

•	Expanding into new geographic markets in which our expertise would allow us to achieve desirable returns relative to new capital invested.

•	Establishing additional long-term strategic alliances with significant customers to achieve operational synergies.

Competitive Strengths

      We believe we are well positioned to execute our business strategy because of the following competitive strengths:

•	We operate a diversified asset base and integrated distribution network.

•	We operate a large number of strategically located marine terminals in the Gulf Coast region.

•	We own specialized transportation equipment and terminal facilities.

•	The experience and operational expertise of our management team.

•	We believe we have a strong industry reputation and established relationships with suppliers and customers.

•	Upon the closing of this offering, we believe we will have financial flexibility as a result of our available borrowing capacity under our revolving credit facility combined with our ability to access the capital markets.

Our Relationship with Martin Resource Management

      We were formed by Martin Resource Management, a privately-held company whose initial predecessor was incorporated in 1951 as a supplier of products and services to drilling rig contractors. Since then, Martin Resource Management has expanded its operations through acquisitions and internal expansion initiatives as its management identified and capitalized on the needs of producers and purchasers of hydrocarbon products and by-products and other bulk liquids.

      We are and will continue to be closely affiliated with Martin Resource Management as result of the following relationships:

•	Ownership. Martin Resource Management currently owns an approximate 58.3% limited partner interest in us and will own, upon completion of this offering an approximate 50.2% limited partner interest in us. Additionally, our general partner, a wholly-owned subsidiary of Martin Resource Management, owns a 2.0% general partner interest in us and owns our incentive distribution rights.

•	Management. Martin Resource Management directs our business operations through its ownership and control of our general partner. We benefit from our relationship with Martin Resource Management through access to a significant pool of management expertise and established relationships throughout the energy industry. We do not have employees. Martin Resource Management employees are responsible for conducting our business and operating our assets on our behalf. Under the omnibus agreement with Martin Resource Management, we are required to reimburse Martin Resource Management for all direct and indirect expenses it incurs or payments it makes on our behalf or in connection with the operation of our business. There is no monetary limitation on the amount we are required to reimburse Martin Resource Management for direct expenses. The amount we are required to reimburse Martin Resource Management for indirect general and administrative expenses and corporate overhead allocated to us is currently capped at $2.0 million for the year ending October 31, 2004. This cap may increase in each of the three subsequent years. Martin Resource Management also licenses certain of its trademarks and tradenames to us under this omnibus agreement.

•	Commercial. Martin Resource Management has been and we anticipate will continue to be an important supplier and customer of ours. We purchase ground transportation services, underground storage services, terminal throughput services, LPG products and sulfuric acid from Martin Resource Management. These purchases from Martin Resource Management would have accounted for approximately 7%, 6% and 8% of our total cost of products sold in 2000, 2001 and 2002, respectively. In addition, we purchase marine fuel from Martin Resource Management, which we account for as an operating expense. As described below, in connection with the closing of the Tesoro Marine asset acquisition, Martin Resource Management will provide additional terminal services to us. Conversely, we provide marine transportation, terminalling services, fertilizer supply and LPG distribution services to Martin Resource Management. These sales to Martin Resource Management would have accounted for approximately 4%, 4% and 5% of our total revenues in 2000, 2001, and 2002, respectively. As described below, in connection with the closing of the Tesoro Marine acquisition, we will provide additional marine transportation and terminalling services to Martin Resource Management. Regarding services and products we purchase from Martin Resource Management, we:

•	obtain ground transportation services from Martin Resource Management under a motor carrier agreement that has an initial term that expires in October 2005;

•	lease underground storage for LPGs from Martin Resource Management under a storage lease that has an initial term that expires in October 2005;

•	purchase marine fuel and sulfuric acid from Martin Resource Management under separate agreements each of which has an initial terms that expire in October 2005; and

•	obtain use of a LPG truck loading and unloading and pipeline distribution terminal from Martin Resource Management under a throughput agreement that has an initial term that expires in October 2005.

      Regarding services Martin Resource Management purchases from us, we provide:

•	terminalling services to Martin Resource Management under a terminal services agreement that has an initial term that expires in October 2005; and

•	marine transportation services to Martin Resource Management under a marine transportation agreement that has an initial term that expires in October 2005.

      We entered into additional agreements with Martin Resource Management in connection with the closing of the Tesoro Marine asset acquisition whereby:

•	we provide terminalling services to Martin Resource Management under a terminal services agreement that has an initial term that expires in December 2006;

•	we provide marine transportation services to Martin Resource Management under a transportation services agreement that has an initial term that expires in December 2006; and

•	Martin Resource Management provides terminal services to us under a lubricants and drilling fluids terminal services agreement that has an initial term that expires in December 2006.

      Subject to limitations set forth in the omnibus agreement, Martin Resource Management has agreed to not compete against us in our primary business lines for so long as it controls our general partner. Please read “Certain Relationships and Related Transactions — Agreements — Omnibus Agreement” for a further discussion of the scope and limitations of this non-competition restriction. Please also read “Business — Our Relationship with Martin Resource Management” for a further discussion of our relationship with Martin Resource Management.

      While our relationship with Martin Resource Management is a significant benefit, it is also a source of potential conflicts. Please read “Conflicts of Interest and Fiduciary Responsibilities.”

Partnership Structure and Management

      All of our operations are conducted through, and our operating assets are owned by, our operating partnership, Martin Operating Partnership L.P. Upon the closing of this offering, our ownership structure will be as follows:

•	Our common unitholders will own 4,050,000 common units representing an approximate 47.8% limited partner interest in us;

•	Martin Resource Management will own 4,253,362 subordinated units representing an approximate 50.2% limited partner interest in us;

•	Martin Midstream GP LLC, our general partner, will own a 2.0% general partner interest in us;

•	we will own all of the limited partner interests in our operating partnership; and

•	we will own all of the membership interests in the general partner of our operating partnership.

      Our general partner is entitled to distributions on its general partner interest and to distributions, if any, on its incentive distribution rights. Our general partner has sole responsibility for conducting our business and for managing our operations. Our general partner does not receive any management fee or other compensation in connection with its management of our business, but is entitled to be reimbursed for all direct and, subject to some limitations, indirect expenses incurred on our behalf. Please read “Certain Relationships and Related Transactions — Agreements — Omnibus Agreement.”

      We also own an unconsolidated non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P., a limited partnership formed by Martin Resource Management and CF Industries in November 2000. We do not own any interest in CF Industries. The chart on the following page depicts the organization and ownership of Martin Midstream Partners L.P., our operating partnership, and CF Martin Sulphur, L.P. after giving effect to this offering.

Approximate Ownership of Martin Midstream Partners L.P.*

Public Common Units	47.8%
Martin Resource Management's Subordinated Units	50.2%
General Partner Interest	2.0%
	100.0%

Public Unitholders
4,050,000 Common Units
Martin Resource Management Corporation
100% Membership Interest
Martin Midstream GP LLC
47.8% Limited Partner Interest
2.0% General Partner Interest and Incentive Distribution Rights
50.2% Limited Partner Interest (4,253,362 Subordinated Units)
Martin Midstream Partners L.P.
100% Membership Interest
Martin Operating GP LLC
0.1% General Partner Interest
99.9% Limited Partner Interest
CF Industries, Inc.
50% Membership Interest
50% Membership Interest
Martin Operating Partnership L.P.
CF Martin Sulphur, L.L.C.
49.5% Limited Partner Interest
1.0% General Partner Interest
49.5% Limited Partner Interest
CF Martin Sulphur, L.P.

*Approximate ownership upon completion of this offering.

The Offering

Common units offered to the public	1,150,000 common units.

1,322,500 common units if the underwriters exercise their over-allotment option in full.

Units outstanding after this offering	4,050,000 common units and 4,253,362 subordinated units, representing a 47.8% and 50.2% limited partner interest in us, respectively.

Use of proceeds	We intend to use all of the net proceeds of this offering to repay a portion of the borrowings under our revolving credit facility that have been incurred in connection with recent acquisitions. Please read “Use of Proceeds.”

Cash distributions	Common units are entitled to minimum quarterly distributions of $0.50 per common unit to the extent we have sufficient cash from operations after the establishment of cash reserves and payment of expenses, including payments to our general partner. In general, we will pay any cash distributions we make each quarter in the following manner:

• first, 98% to the common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.50 plus any arrearages from prior quarters;

• second, 98% to the subordinated units and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.50; and

• third, 98% to all units, pro rata, and 2% to our general partner until each unit has received a distribution of $0.55 for such quarter.

If cash distributions exceed $0.55 per unit in a quarter, our general partner will receive increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.”

We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement and in the glossary in Appendix A. The amount of available cash may be greater than or less than the minimum quarterly distribution. Please read “Cash Available for Distribution.”

Subordination period	The subordination period will end once we meet the financial tests in our partnership agreement, but it generally cannot end before September 30, 2009. When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Our partnership agreement provides that subordinated units may convert into common units prior to September 30, 2009 under certain circumstances. Please read “Cash Distribution Policy —

Subordination Period — Early Conversion of Subordinated Units.”

Issuance of additional units	In general, during the subordination period we can issue up to 1,500,000 additional common units without obtaining unitholder approval. We can also issue an unlimited number of common units for acquisitions, capital improvements or repayments of certain debt that increase cash flow from operations per unit on a pro forma basis. Please read “The Partnership Agreement — Issuance of Additional Securities.”

Voting rights	Our general partner manages and operates us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other continuing basis. The general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, including Martin Resource Management. At the closing of this offering, our general partner will continue to own enough units to prevent its removal. Furthermore, any units held by a person that owns 20% or more of any class of units then outstanding, other than the general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the directors of the general partner, cannot vote on any matter.

Limited call right	If at any time our general partner and its affiliates, including Martin Resource Management, own 80% or more of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units.

Estimated ratio of taxable income to distributions	We estimate that if you hold the common units you purchase in this offering through December 31, 2007, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be approximately 20% of the cash distributed to you with respect to that period. Please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Ratio of Taxable Income to Distributions” for the basis of this estimate.

Material tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Tax Consequences.”

Exchange listing	Our common units are quoted on the Nasdaq National Market under the symbol “MMLP.”

Underwriting	For a discussion of the underwriting arrangements with respect to the offering, please read “Underwriting.”

Summary Historical and Pro Forma Financial Data

      The following table shows summary historical and pro forma financial data of Martin Midstream Partners Predecessor and Martin Midstream Partners L.P. for the periods and as of the dates indicated. Martin Midstream Partners Predecessor is the term used to describe certain assets, liabilities and operations owned by Martin Resource Management that were transferred to us upon completion of our initial public offering in November 2002. Our four primary lines of business are:

•	marine transportation services for hydrocarbon products and by-products;

•	terminalling of hydrocarbon products and by-products;

•	distribution of LPGs; and

•	manufacturing and marketing fertilizer products, which are primarily sulfur-based, and other sulfur-related products.

      The summary historical financial data as of December 31, 2000 and 2001, for the years ended December 31, 2000 and 2001 and for the period from January 1, 2002 to November 5, 2002 are derived from the audited combined financial statements of Martin Midstream Partners Predecessor. The summary historical financial data for the nine months ended September 30, 2002 are derived from the unaudited combined financial statements of Martin Midstream Partners Predecessor. The summary historical financial data as of December 31, 2002 and the period from November 6, 2002 to December 31, 2002 are derived from the audited consolidated financial statements of Martin Midstream Partners L.P. The unaudited historical financial data as of September 30, 2003 and for the nine months ended September 30, 2003 are derived from the unaudited consolidated financial statements of Martin Midstream Partners L.P.

      The summary pro forma financial data reflect our consolidated historical operating results as adjusted for the Tesoro Marine asset acquisition, the borrowings under our revolving credit facility, this offering, the implementation of new contracts with Martin Resource Management and, in the case of the pro forma statement of operations for the year ended December 31, 2002, our initial public offering. The summary pro forma financial data is derived from the unaudited pro forma financial statements. The pro forma balance sheet data assumes the borrowing of $27.0 million under our revolving credit facility and that this offering occurred on September 30, 2003. The pro forma statement of operations data assumes that the Tesoro Marine asset acquisition, the borrowings under our revolving credit facility, this offering, the implementation of new contracts with the Martin Resource Management and our initial public offering occurred on January 1, 2002. For a description of all of the assumptions used in preparing the summary pro forma financial data, you should read the notes to the pro forma financial statements included elsewhere in this prospectus. The pro forma financial data should not be considered as indicative of the historical results we would have had or the future results that we will have after the offering.

      Our molten sulphur business operations were transferred to CF Martin Sulphur, L.P. in November 2000. Therefore, revenues, operating costs and operating income were reflected in the historical combined income statements prior to that time, and, subsequently, have been reflected through our unconsolidated non-controlling 49.5% limited partnership interest in CF Martin Sulphur, L.P. under the equity method of accounting.

      We define EBITDA as net income plus interest expense, income taxes and depreciation and amortization expense. We use EBITDA as a supplemental financial measure to assess:

•	the ability of our assets to generate cash sufficient for us to pay interest costs and to make cash distributions to our unitholders;

•	the financial performance of our assets;

•	our liquidity and performance over time, and in relation to other companies that own similar assets and that we believe calculate EBITDA in a manner similar to us; and

•	in certain situations, the appropriateness of the purchase price of assets or companies we might consider acquiring.

      Although we use EBITDA to assess our ability to generate cash sufficient to pay interest costs and make cash distributions to our unitholders, the amount of cash available for distributions is subject to the reservation of cash for other uses, such as debt repayments, capital expenditures and operating activities.

      We also understand that such data is used by investors to assess our historical ability to service our indebtedness and make cash distributions to unitholders. However, the term EBITDA is not defined under generally accepted accounting principles and EBITDA is not a measure of operating income, operating performance or liquidity presented in accordance with generally accepted accounting principles. When assessing our operating performance or our liquidity, you should not consider this data in isolation or as a substitute for our net income, cash flow from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles. In addition, our EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do.

      You should note that our EBITDA and our net income includes our equity in the earnings of CF Martin Sulphur, L.P., in which we own a unconsolidated non-controlling 49.5% limited partnership interest. Under the equity method of accounting, we include in our earnings our proportionate share of CF Martin Sulphur, L.P.’s income or losses. However, the amount of our proportionate share of the earnings or losses of CF Martin Sulphur, L.P. may differ from the actual amount of cash, if any, that is distributed to us. As a result, the amount of our EBITDA in any particular period may be significantly higher or lower than the amount of cash we generate in that period.

      For example, for the years ended December 31, 2001 and 2002, our EBITDA was $16.9 million and $16.3 million, respectively, and our equity in the earnings of CF Martin Sulphur, L.P. was $1.6 million and $3.4 million, respectively. However, we received cash distributions from CF Martin Sulphur, L.P. during the 2001 period of $0.4 million and $0.9 million during the 2002 period. For the nine-months ended September 30, 2002 and 2003, our EBITDA was $11.3 million and $13.3 million, respectively, and our equity in the earnings of CF Martin Sulphur, L.P. was $2.5 million and $2.3 million, respectively. We did not receive cash distributions from CF Martin Sulphur, L.P. during the 2002 period and received $2.7 million during the 2003 period. Please read “Business — CF Martin Sulphur, L.P. — Management and Ownership — Distributions” for more information related to cash distributions from this partnership.

      Maintenance capital expenditures represent capital expenditures to replace partially or fully depreciated assets to maintain the existing operating capacity of our assets and extend their useful lives. Expansion capital expenditures represent capital expenditures to expand the existing operating capacity of our assets, whether through construction or acquisition. Repair and maintenance expenditures associated with existing assets that are minor in nature and do not extend the useful life of existing assets are treated as operating expenses as incurred.

      We derived the information in the following table from, and that information should be read together with and is qualified in its entirety by reference to, the historical and pro forma combined and consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

					Martin
				Martin	Midstream
	Martin Midstream Partners			Midstream	Partners
	Predecessor			Partners	Predecessor	Martin Midstream Partners

							Pro Forma As Adjusted
			Period From	Period From
	Year Ended		January 1,	November 6,	Nine Months Ended			Nine Months
	December 31,		2002 Through	2002 Through	September 30,		Year Ended	Ended
			November 5,	December 31,			December 31,	September 30,
	2000	2001	2002	2002	2002	2003	2002	2003

	(In thousands)
Income Statement Data:
Revenues	$199,813	$163,118	$116,160	$33,746	$101,342	$140,098	$171,174	$156,610
Cost of product sold	150,063	119,767	84,072	26,436	72,667	109,695	116,467	114,161
Operating expenses	25,993	20,472	16,654	3,056	14,725	14,908	28,139	21,162
Selling, general, and administrative	7,880	7,513	5,767	857	4,953	4,576	6,928	4,786
Depreciation and amortization	6,413	4,122	3,741	747	3,356	3,515	6,739	5,203
Impairment	—	—	—	—	—	—	—	2,352 (1)

Total costs and expenses	190,349	151,874	110,234	31,096	95,701	132,694	158,273	147,664

Operating income	9,464	11,244	5,926	2,650	5,641	7,404	12,901	8,946
Equity in earnings of unconsolidated entities	192	1,477	2,565	599	2,236	2,308	3,164	2,308
Interest expense	(7,949)	(5,390)	(3,283)	(345)	(2,976)	(1,442)	(2,227)	(1,622)
Other, net	70	82	42	5	36	68	47	68

Income before income taxes	1,777	7,413	5,250	2,909	4,937	8,338	13,885	9,700
Income taxes	847	2,735	1,959	—	1,818	—	—	—

Net income	$930	$4,678	$3,291	$2,909	$3,119	$8,338	$13,885	$9,700

Balance Sheet Data (At Period End):
Total assets	$102,384	$88,953		$100,455	$95,368	$103,274		$130,274
Due to affiliates	39,096	36,796		—	34,795	770		770
Long-term debt	10,691	7,845		35,000	7,168	35,000		30,828
Owner’s equity (partners’ capital)	14,080	18,758		47,106	21,877	45,898		77,070
Cash Flow Data:
Net cash flow provided by (used in):
Operating activities	$1,621	$11,144	$316	$4,824	$4,579	$12,441
Investing activities	(3,084)	(6,809)	(1,962)	(2,116)	(1,875)	1,327
Financing activities	1,421	(4,400)	6,897	(6,287)	(2,641)	(9,546)
Other Financial Data:
EBITDA	$16,139	$16,925	$12,274	$4,001	$11,269	$13,295	$22,851	$16,525 (2)
Maintenance capital expenditures	$1,934	$2,465	$394	$157	$307	$1,215
Expansion capital expenditures	2,010	3,764	1,909	2,850	1,909	131

Total capital expenditures	$3,944	$6,229	$2,303	$3,007	$2,216	$1,346

(1)	This represents a pre-acquisition non-cash impairment charge taken by the seller against certain assets acquired by us in the Tesoro Marine asset acquisition based on the fair value of such assets as reflected in the purchase price we paid, relative to the historic book value thereof.

(2)	Pro forma as adjusted EBITDA for the nine months ended September 30, 2003 includes the effect of the impairment charge described in note (1) above.

Non-GAAP Financial Measure

      We define EBITDA as net income plus interest expense, income taxes and depreciation and amortization expense. We use EBITDA as a supplemental financial measure to assess:

•	the ability of our assets to generate cash sufficient for us to pay interest costs and to make cash distributions to our unitholders;

•	the financial performance of our assets;

•	our liquidity and performance over time, and in relation to other companies that own similar assets and that we believe calculate EBITDA in a manner similar to us; and

•	in certain situations, the appropriateness of the purchase price of assets or companies we might consider acquiring.

      We also understand that such data is used by investors to assess our historical ability to service our indebtedness and make cash distributions to unitholders. However, the term EBITDA is not defined under generally accepted accounting principles and EBITDA is not a measure of operating income, operating performance or liquidity presented in accordance with generally accepted accounting principles. When assessing our operating performance or our liquidity, you should not consider this data in isolation or as a substitute for our net income, cash flow from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles. In addition, our EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do.

      The following table reconciles our EBITDA to our net income:

					Martin
				Martin	Midstream
	Martin Midstream Partners			Midstream	Partners
	Predecessor			Partners	Predecessor	Martin Midstream Partners

							Pro Forma As Adjusted
			Period From	Period From
	Year Ended		January 1,	November 6,	Nine Months Ended			Nine Months
	December 31,		2002 Through	2002 Through	September 30,		Year Ended	Ended
			November 5,	December 31,			December 31,	September 30,
	2000	2001	2002	2002	2002	2003	2002	2003

	(In thousands)
EBITDA Reconciliation:
Net income	$930	$4,678	$3,291	$2,909	$3,119	$8,338	$13,885	$9,700
Plus:
Depreciation and amortization	6,413	4,122	3,741	747	3,356	3,515	6,739	5,203
Interest expense	7,949	5,390	3,283	345	2,976	1,442	2,227	1,622
Income Taxes	847	2,735	1,959	—	1,818	—	—	—

EBITDA	$16,139	$16,925	$12,274	$4,001	$11,269	$13,295	$22,851	$16,525 (1)

(1)	Pro forma as adjusted EBITDA for the nine months ended September 30, 2003 includes a pre-acquisition non-cash impairment charge taken by the seller against certain assets acquired by us in the Tesoro Marine asset acquisition based on the fair value of such assets as reflected in the purchase price we paid, relative to the historic book value thereof.

Summary of Conflicts of Interest and Fiduciary Responsibilities

      Martin Midstream GP LLC, our general partner, has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary” duty. Because our general partner is owned by Martin Resource Management, however, its officers and directors have fiduciary duties to manage the business of our general partner in a manner beneficial to Martin Resource Management and its shareholders.

      The officers and directors of our general partner have significant relationships with, and responsibilities to, Martin Resource Management. As a result of these relationships, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and Martin Resource Management, on the other hand. For a more detailed description of the conflicts of interest and fiduciary responsibilities of our general partner, please read “Conflicts of Interest and Fiduciary Responsibilities.”

      Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duty. By purchasing a common unit, you are treated as having consented to various actions contemplated in our partnership agreement and conflicts of interest that, without such consent, might otherwise be considered a breach of fiduciary or other duties under applicable state law.

      We are a party to an agreement with Martin Resource Management under which Martin Resource Management generally agreed not to engage in our businesses as described in this prospectus. In addition, this agreement:

•	addresses indemnification obligations of Martin Resource Management to us;

•	requires us to reimburse Martin Resource Management for direct and indirect general and administrative expenses (subject to a cap on the reimbursement of indirect general and administrative expenses and corporate overhead allocations);

•	prohibits us from entering into certain agreements with Martin Resource Management without the approval of the conflicts committee of the board of directors of our general partner;

•	provides for the license of intellectual property from Martin Resource Management to us; and

•	addresses certain rights Martin Resource Management has in relation to the management of, and our interest in, CF Martin Sulphur, L.P.

For a more detailed discussion of this agreement, please read “Certain Relationships and Related Transactions — Agreements — Omnibus Agreement.”

      We receive a material portion of our net income and cash available for distribution from our unconsolidated non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P., a limited partnership created in November 2000 by Martin Resource Management and CF Industries. CF Industries owns the other 49.5% limited partner interest in CF Martin Sulphur, L.P. CF Martin Sulphur, L.P. is managed by its general partner, CF Martin Sulphur, L.L.C., which is owned equally by CF Industries and Martin Resource Management.

      Each of Martin Resource Management and CF Industries is entitled to elect two managers to the four-person board of managers of the general partner of CF Martin Sulphur, L.P. and, as a result of this ownership and management structure, neither Martin Resource Management nor CF Industries has individual control over CF Martin Sulphur, L.P. The general partner of CF Martin Sulphur, L.P. has fiduciary duties to act in the best interests of CF Martin Sulphur, L.P. and its limited partners. As a result, the general partner of CF Martin Sulphur, L.P. may make decisions that are in the best interests of CF Martin Sulphur, L.P. but that may not be in our best interest. These decisions may relate to, among other matters, cash distributions to us as a limited partner, capital expenditures, borrowings, issuance of new partnership securities and operations. For a more detailed discussion of the ownership and management structure of CF Martin Sulphur, L.P., please read “Business — CF Martin Sulphur, L.P. — Management and Ownership.”

RISK FACTORS

      Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a business similar to ours. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Relating to Our Business

We may not have sufficient cash after the establishment of cash reserves and payment of our general partner’s expenses to enable us to pay the minimum quarterly distribution each quarter.

      On a pro forma basis for 2002, determined by reference to the historical combined results of operations for Martin Midstream Partners Predecessor and applying pro forma adjustments to the historical results of operations of Martin Midstream Partners Predecessor to give effect to the transactions that occurred in connection with our initial public offering in November 2002, our available cash from operating surplus would have been insufficient in 2002 to pay the minimum quarterly distribution on all our units. We may not have sufficient available cash each quarter in the future to pay the minimum quarterly distribution on all our units. Under the terms of our partnership agreement, we must pay our general partner’s expenses and set aside any cash reserve amounts before making a distribution to our unitholders. The amount of cash we can distribute on our common units principally depends upon the amount of net cash generated from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the costs of acquisitions, if any;

•	the prices of hydrocarbon products and by-products;

•	fluctuations in our working capital;

•	the level of capital expenditures we make;

•	restrictions contained in our debt instruments and our debt service requirements;

•	our ability to make working capital borrowings under our revolving credit facility; and

•	the amount, if any, of cash reserves established by our general partner in its discretion.

      You should also be aware that the amount of cash we have available for distribution depends primarily on our cash flow, including cash flow from working capital borrowings, and not solely on profitability, which will be affected by non-cash items. In addition, our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and the establishment of reserves, each of which can affect the amount of cash available for distribution to our unitholders. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

Adverse weather conditions could reduce our results of operations and ability to make distributions to our unitholders.

      Our distribution network and operations are primarily concentrated in the Gulf Coast region and along the Mississippi River inland waterway. Weather in these regions is sometimes severe and can be a major factor in our day-to-day operations. Our marine transportation operations can be significantly delayed, impaired or postponed by adverse weather conditions, such as fog in the winter and spring months, and certain river conditions. Additionally, our marine transportation operations and our assets in the Gulf of Mexico, including our barges, pushboats, tugboats and terminals, can be adversely impacted or damaged by hurricanes, tropical storms, tidal waves or other related events. Demand for our lubricants and the diesel fuel we throughput in our terminalling segment can be affected if offshore drilling operations are disrupted by weather in the Gulf of Mexico.

      National weather conditions have a substantial impact on the demand for our products. Unusually warm weather during the winter months can cause a significant decrease in the demand for LPG products, fuel oil and gasoline. Likewise, extreme weather conditions (either wet or dry) can decrease the demand for fertilizer. For example, an unusually wet spring can delay planting of seeds, which can leave insufficient time to apply fertilizer at the planting stage. Conversely, drought conditions can kill or severely stunt the growth of crops, thus eliminating the need to nurture plants with fertilizer. Any of these or similar conditions could result in a decline in our net income and cash flow, which would reduce our ability to make distributions to our unitholders.

We receive a material portion of our net income and cash available for distribution from our unconsolidated non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P.

      We receive a material portion of our net income and cash available for distribution from our unconsolidated non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P. CF Industries owns the remaining 49.5% limited partner interest. We have virtually no rights or control over the operations or management of cash generated by this entity. CF Martin Sulphur, L.P. is managed by its general partner, which is owned equally by CF Industries and Martin Resource Management. Deadlocks between CF Industries and Martin Resource Management over issues relating to the operation of CF Martin Sulphur, L.P. could have an adverse impact on its results of operations and, consequently, the amount and timing of cash generated by its operations that is available for distribution to its partners, including us as a limited partner.

      Additionally, the partnership agreement for CF Martin Sulphur, L.P. requires this entity to make cash distributions to its limited partners subject to the discretion of its general partner, other than in limited circumstances. As a result, we are substantially dependent upon the discretion of the general partner with respect to the amount and timing of cash distributions from this entity. If the general partner of CF Martin Sulphur, L.P. does not distribute the cash generated by its operations to its limited partners, as a result of a deadlock between CF Industries and Martin Resource Management or for any other reason, including operating difficulties or if CF Martin Sulphur, L.P. is unable to meet its debt service obligations, our cash flow and quarterly distributions would be reduced significantly.

We may have to sell our interest, or buy the other partnership interests in CF Martin Sulphur, L.P. at a time when it may not be in our best interest to do so.

      The CF Martin Sulphur, L.P. partnership agreement contains a buy-sell mechanism that could be implemented by a partner under certain circumstances. As a result of this buy-sell mechanism, we could be forced to either sell our limited partner interest or buy the limited and general partner interests of CF Industries in CF Martin Sulphur, L.P. at a time when it may not be in our best interest to do so. In addition, we may not have sufficient cash or available borrowing capacity under our revolving credit facility to allow us to elect to purchase the limited and general partner interest of CF Industries, in which case we may be forced to sell our limited partner interest as a result of this buy-sell mechanism when we would otherwise prefer to keep this interest. Further, if CF Industries implements this buy-sell mechanism and we decide to use cash from operations or obtain financing to purchase CF Industries’ interest in this partnership, we may not be able to make distributions to our unitholders. Conversely, if we are required to sell our interest in this partnership, we would lose our share of distributable income from its operations, our ability to make subsequent distributions to our unitholders could be adversely affected.

If CF Martin Sulphur, L.P. issues additional partnership interests, our ownership interest in this partnership could be diluted. Consequently, our share of CF Martin Sulphur, L.P.’s distributable cash could be reduced, which could adversely affect our ability to make distributions to our unitholders.

      CF Martin Sulphur, L.P. has the ability under its partnership agreement to issue additional general and limited partner interests. If CF Martin Sulphur, L.P. issues additional interests, our ownership percentage in CF Martin Sulphur, L.P., and our share of CF Martin Sulphur, L.P.’s distributable cash, may decrease. This decrease in our ownership interest could reduce the amount of cash distributions we receive from CF Martin Sulphur, L.P. and could adversely affect our ability to make distributions to our unitholders.

If we incur material liabilities that are not fully covered by insurance, such as liabilities resulting from accidents on rivers or at sea, spills, fires or explosions, our results of operations and ability to make distributions to our unitholders could be adversely affected.

      Our operations are subject to the operating hazards and risks incidental to marine transportation, terminalling and the distribution of hydrocarbon products and by-products and other industrial products. These hazards and risks, many of which are beyond our control, include:

•	accidents on rivers or at sea and other hazards that could result in releases, spills and other environmental damages, personal injuries, loss of life and suspension of operations;

•	leakage of LPGs and other hydrocarbon products and by-products;

•	fires and explosions;

•	damage to transportation, terminalling and storage facilities, and surrounding properties caused by natural disasters; and

•	terrorist attacks or sabotage.

Our insurance coverage may not be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage, including various legal proceedings and litigation resulting from these hazards and risks. If we incur material liabilities that are not covered by insurance, our operating results, cash flow and ability to make distributions to our unitholders could be adversely affected.

      Changes in the insurance markets attributable to the September 11, 2001 terrorist attacks, and their aftermath, may make some types of insurance more difficult or expensive for us to obtain. As a result of the September 11 attacks and the risk of future terrorist attacks, we may be unable to secure the levels and types of insurance we would otherwise have secured prior to September 11. Moreover, the insurance that may be available to us may be significantly more expensive than our existing insurance coverage.

The price volatility of hydrocarbon products and by-products can reduce our results of operations and ability to make distributions to our unitholders.

      We and our affiliates purchase hydrocarbon products and by-products such as molten sulfur, sulfur derivatives, fuel oil, LPGs, asphalt and other bulk liquids and sell these products to wholesale and bulk customers and to other end users. Since the closing of the Tesoro Marine asset acquisition, we and our affiliates also distribute and market lubricants. We also generate revenues through the terminalling of certain products for third parties. The price and market value of hydrocarbon products and by-products can be volatile. Our revenues have been adversely affected by this volatility during periods of decreasing prices because of the reduction in the value and resale price of our inventory. Future price volatility could have an adverse impact on our results of operations, cash flow and ability to make distributions to our unitholders.

Restrictions in our credit agreement may prevent us from making distributions to our unitholders.

      Upon the closing of this offering, we expect to have approximately $33.8 million of indebtedness outstanding, composed of $8.8 million of debt under our revolving credit facility and $25.0 million of term debt. Our payment of principal and interest on our debt reduces the cash available for distribution to our unitholders. In addition, we are prohibited by our revolving credit facility from making cash distributions during an event of default or if the payment of a distribution would cause an event of default under any of our debt agreements. Our leverage and various limitations in our revolving credit facility may reduce our ability to incur additional debt, engage in some transactions and capitalize on acquisition or other business opportunities that could increase cash flows and distributions to our unitholders.

If we do not have sufficient capital resources for acquisitions or opportunities for expansion, our growth will be limited.

      We intend to explore acquisition opportunities in order to expand our operations and increase our profitability. We may finance acquisitions through public and private financing, or we may use our limited partner interests for all or a portion of the consideration to be paid in acquisitions. Distributions of cash with respect to these equity securities or limited partner interests may reduce the amount of cash available for distribution to the common units. In addition, in the event our limited partner interests do not maintain a sufficient valuation, or potential acquisition candidates are unwilling to accept our limited partner interests as all or part of the consideration, we may be required to use our cash resources, if available, or rely on other financing arrangements to pursue acquisitions. If we use funds from operations, other cash resources or increased borrowings for an acquisition, the acquisition could adversely impact our ability to make our minimum quarterly distributions to our unitholders. Additionally, if we do not have sufficient capital resources or are not able to obtain financing on terms acceptable to us for acquisitions, our ability to implement our growth strategies may be adversely impacted.

Our recent and any future acquisitions may not be successful, may substantially increase our indebtedness and contingent liabilities, and may create integration difficulties.

      As part of our business strategy, we intend to acquire businesses or assets we believe complement our existing operations. We may not be able to successfully integrate recent or any future acquisitions into our existing operations or achieve the desired profitability from such acquisitions. These acquisitions may require substantial capital expenditures and the incurrence of additional indebtedness. If we make acquisitions, our capitalization and results of operations may change significantly. Further, any acquisition could result in:

•	post-closing discovery of material undisclosed liabilities of the acquired business or assets;

•	the unexpected loss of key employees or customers from the acquired businesses;

•	difficulties resulting from our integration of the operations, systems and management of the acquired business; and

•	an unexpected diversion of our management’s attention from other operations.

      If recent or any future acquisitions are unsuccessful or result in unanticipated events or if we are unable to successfully integrate acquisitions into our existing operations, such acquisitions could adversely affect our results of operations, cash flow and ability to make distributions to our unitholders.

Demand for our terminalling services is substantially dependent on the level of offshore oil and gas exploration, development and production activity.

      The level of offshore oil and gas exploration, development and production activity has historically been volatile and is likely to continue to be so in the future. The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors that are beyond our control, including:

•	prevailing oil and natural gas prices and expectations about future prices and price volatility;

•	the cost of offshore exploration for, and production and transportation of, oil and natural gas;

•	worldwide demand for oil and natural gas;

•	consolidation of oil and gas and oil service companies operating offshore;

•	availability and rate of discovery of new oil and natural gas reserves in offshore areas;

•	local and international political and economic conditions and policies;

•	technological advances affecting energy production and consumption;

•	weather conditions;

•	environmental regulation; and

•	the ability of oil and gas companies to generate or otherwise obtain funds for exploration and production.

      We expect levels of offshore oil and gas exploration, development and production activity to continue to be volatile and affect demand for our terminalling services.

Our LPG and fertilizer businesses are seasonal and could cause our revenues to vary.

      The demand for LPG is highest in the winter. Therefore, revenue from our LPG distribution business is higher in the winter than in other seasons. Our fertilizer business experiences an increase in demand during the spring, which increases the revenue generated by this business line in this period compared to other periods. The seasonality of the revenue from these business lines may cause our results of operations to vary on a quarter to quarter basis and thus could cause our cash available for quarterly distributions to fluctuate from period to period.

The highly competitive nature of our industry could adversely affect our results of operations and ability to make distributions to our unitholders.

      We operate in a highly competitive marketplace in each of our primary business segments. Most of our competitors in each segment are larger companies with greater financial and other resources than we possess. We may lose customers and future business opportunities to our competitors and any such losses could adversely affect our results of operations and ability to make distributions to our unitholders.

Our business is subject to federal, state and local laws and regulations relating to environmental, safety and other regulatory matters. The violation of or the cost of compliance with these laws and regulations could adversely affect our results of operations and ability to make distributions to our unitholders.

      Our business is subject to a wide range of environmental, safety and other regulatory laws and regulations. For example, our operations are subject to permit requirements and increasingly stringent regulations under numerous environmental laws, such as the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and similar state and local laws. Our costs could increase due to more strict pollution control requirements or liabilities resulting from compliance with future required operating or other regulatory permits. New environmental regulations might adversely impact our results of operations and ability to pay distributions to our unitholders. Federal and state agencies also could impose additional safety requirements, any of which could adversely affect our results of operations and ability to make distributions to our unitholders.

The loss or insufficient attention of key personnel could negatively impact our results of operations and ability to make distributions to our unitholders. Additionally, if neither Ruben Martin nor Scott Martin is the chief executive officer of our general partner, amounts we owe under our credit facility may become immediately due and payable.

      Our success is largely dependent upon the continued services of members of the senior management team of Martin Resource Management. Those senior executive officers have significant experience in our businesses and have developed strong relationships with a broad range of industry participants. The loss of any of these executives could have a material adverse effect on our relationships with these industry participants, our results of operations and our ability to make distributions to our unitholders. Additionally, if neither Ruben Martin nor Scott Martin is the chief executive officer of our general partner, the lender under our credit facility could declare amounts outstanding thereunder immediately due and payable. If such event occurs, our results of operations and our ability to make distribution to our unitholders could be negatively impacted.

      We do not have employees. We rely solely on officers and employees of Martin Resource Management to operate and manage our business. Martin Resource Management operates businesses and conducts activities of its own in which we have no economic interest. There could be competition for the time and effort of the officers and employees who provide services to our general partner. If these officers and employees do not or cannot devote sufficient attention to the management and operation of our business, our results of operation and ability to make distributions to our unitholders may be reduced.

Our loss of significant commercial relationships with Martin Resource Management could adversely impact our results of operations and ability to make distributions to our unitholders.

      Martin Resource Management provides us with various services and products pursuant to various commercial contracts. The loss of any of these services provided by Martin Resource Management could have a material adverse impact on our results of operations, cash flow and ability to make distributions to our unitholders. Additionally, we provide marine transportation and terminalling services to Martin Resource Management to support its businesses under various commercial contracts. The loss of Martin Resource Management as a customer could have a material adverse impact on our results of operations, cash flow and ability to make distributions to our unitholders.

Our business would be adversely affected if operations at our transportation, terminalling and distribution facilities experienced significant interruptions. Our business would also be adversely affected if the operations of our customers and suppliers experienced significant interruptions.

      Our operations are dependent upon our terminalling and storage facilities and various means of transportation. We are also dependent upon the uninterrupted operations of certain facilities owned or operated by our suppliers and customers. Any significant interruption at these facilities or inability to transport products to or from these facilities or to or from our customers for any reason would adversely affect our results of operations, cash flow and ability to make distributions to our unitholders. Operations at our facilities and at the facilities owned or operated by our suppliers and customers could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

•	catastrophic events;

•	environmental remediations;

•	labor difficulties; and

•	disruptions in the supply of our products to our facilities or means of transportation.

Additionally, terrorist attacks and acts of sabotage could target oil and gas production facilities, refineries, processing plants, terminals and other infrastructure facilities. Any significant interruptions at our facilities, facilities owned or operated by our suppliers or customers, or in the oil and gas industry as a whole caused by such attacks or acts could have a material adverse affect on our results of operations, cash flow and ability to make distributions to our unitholders.

Our marine transportation business would be adversely affected if we do not satisfy the requirements of the Jones Act, or if the Jones Act were modified or eliminated.

      The Jones Act is a federal law that restricts domestic marine transportation in the United States to vessels built and registered in the United States. Furthermore, the Jones Act requires that the vessels be manned and owned by United States citizens. If we fail to comply with these requirements, our vessels lose their eligibility to engage in coastwise trade within United States domestic waters.

      The requirements that our vessels be United States built and manned by United States citizens, the crewing requirements and material requirements of the Coast Guard and the application of United States labor and tax laws significantly increase the costs of United States flag vessels when compared with foreign flag vessels. During the past several years, certain interest groups have lobbied Congress to repeal the Jones Act to facilitate foreign flag competition for trades and cargoes reserved for United States flag vessels under the Jones Act and cargo preference laws. If the Jones Act were to be modified to permit foreign competition that would not be subject to the same United States government imposed costs, we may need to lower the prices we charge for our services in order to compete with foreign competitors, which would adversely affect our cash flow and ability to make distributions to our unitholders.

Our marine transportation business would be adversely affected if the United States Government purchases or requisitions any of our vessels under the Merchant Marine Act.

      We are subject to the Merchant Marine Act of 1936, which provides that, upon proclamation by the President of the United States of a national emergency or a threat to the national security, the United States Secretary of Transportation may requisition or purchase any vessel or other watercraft owned by United States citizens (including us, provided that we are considered a United States citizen for this purpose.) If one of our pushboats, tugboats or tank barges were purchased or requisitioned by the United States government under this law, we would be entitled to be paid the fair market value of the vessel in the case of a purchase or, in the case of a requisition, the fair market value of charter hire. However, if one of our pushboats or tugboats is requisitioned or purchased and its associated tank barge is left idle, we would not be entitled to receive any compensation for the lost revenues resulting from the idled barge. We also would not be entitled to be compensated for any consequential damages we suffer as a result of the requisition or purchase of any of our pushboats, tugboats or tank barges. If any of our vessels are purchased or requisitioned for an extended period of time by the United States government, such transactions could have a material adverse affect on our results of operations, cash flow and ability to make distributions to our unitholders.

Regulations affecting the domestic tank vessel industry may limit our ability to do business, increase our costs and adversely impact our results of operations and ability to make distributions to our unitholders.

      The U.S. Oil Pollution Act of 1990, or OPA 90, provides for the phase out of single-hull vessels and the phase-in of the exclusive operation of double-hull tank vessels in U.S. waters. Under OPA 90, substantially all tank vessels that do not have double hulls will be phased out by 2015 and will not be permitted to come to U.S. ports or trade in U.S. waters. The phase out dates vary based on the age of the vessel and other factors. All of our offshore tank barges are double-hull vessels and have no phase out date. We have 13 inland single-hull barges that will be phased out in the year 2015. The phase out of these single-hull vessels in accordance with OPA 90 may require us to make substantial capital expenditures, which could adversely affect our operations and market position and reduce our cash available for distribution.

Risks Relating to an Investment in the Common Units

Cost reimbursements due to Martin Resource Management may be substantial and will reduce our cash available for distribution to our unitholders.

      Under our omnibus agreement with Martin Resource Management, Martin Resource Management provides us with corporate staff and support services on behalf of our general partner that are substantially identical in nature and quality to the services it conducted for our business prior to our formation. The omnibus agreement requires us to reimburse Martin Resource Management for the costs and expenses it incurs in rendering these services, including an overhead allocation to us of Martin Resource Management’s indirect general and administrative expenses from its corporate allocation pool. These payments may be substantial. Payments to Martin Resource Management will reduce the amount of available cash for distribution to our unitholders.

Martin Resource Management has conflicts of interest and limited fiduciary responsibilities, which may permit it to favor its own interests to the detriment of our unitholders.

      Martin Resource Management currently owns an approximate 58.3% limited partner interest in us (50.2% limited partner interest after giving effect to this offering) and owns and controls our general partner, which owns a 2.0% general partner interest and incentive distribution rights in us. Conflicts of interest may arise between Martin Resource Management and our general partner, on the one hand, and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of Martin Resource Management over the interests of our unitholders. Potential conflicts of interest between us, Martin Resource Management and our general partner could occur in many of our day-to-day operations including, among others, the following situations:

•	Officers of Martin Resource Management who provide services to us also devote significant time to the businesses of Martin Resource Management and are compensated by Martin Resource Management for that time.

•	We own an unconsolidated non-controlling 49.5% limited partnership interest in CF Martin Sulphur, L.P., which operates a business involving the acquisition, handling and sale of molten sulfur. As a limited partner, we have virtually no rights or control over the operation and management of this entity. The day-to-day operation and control of this partnership is managed by its general partner, CF Martin Sulphur, L.L.C., which is owned equally by CF Industries and Martin Resource Management. Because we have very limited control over the operations and management of CF Martin Sulphur, L.P., we are subject to the risks that this business may be operated in a manner that would not be in our interest. For example, the amount of cash distributed to us from CF Martin Sulphur, L.P. could decrease if it uses a significant amount of cash from operations or additional debt to make significant capital expenditures or acquisitions.

•	Neither our partnership agreement nor any other agreement requires Martin Resource Management to pursue a business strategy that favors us or utilizes our assets or services. Martin Resource Management’s directors and officers have a fiduciary duty to make these decisions in the best interests of the shareholders of Martin Resource Management without regard to the best interests of the common unitholders.

•	Martin Resource Management may engage in limited competition with us.

•	Our general partner is allowed to take into account the interests of parties other than us, such as Martin Resource Management, in resolving conflicts of interest, which has the effect of reducing its fiduciary duty to our unitholders.

•	Under our partnership agreement, our general partner may limit its liability and reduce its fiduciary duties, while also restricting the remedies available to our unitholders for actions that, without the limitations and reductions, might constitute breaches of fiduciary duty. As a result of purchasing units, you will be treated as having consented to some actions and conflicts of interest that, without such consent, might otherwise constitute a breach of fiduciary or other duties under applicable state law.

•	Our general partner determines which costs incurred by Martin Resource Management are reimbursable by us.

•	Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or from entering into additional contractual arrangements with any of these entities on our behalf.

•	Our general partner controls the enforcement of obligations owed to us by Martin Resource Management.

•	Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

•	In some instances, our general partner may cause us to borrow funds to permit us to pay cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period.

•	Our general partner has broad discretion to establish financial reserves for the proper conduct of our business. These reserves also will affect the amount of cash available for distribution. Our general partner may establish reserves for distribution on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters.

Please read “Certain Relationships and Related Transactions — Agreements — Omnibus Agreement” and “Conflicts of Interest and Fiduciary Responsibilities — Conflicts of Interest.”

Unitholders have less power to elect or remove management of our general partner than holders of common stock in a corporation. At the closing of this offering, common unitholders will not have sufficient voting power to elect or remove our general partner without the consent of Martin Resource Management.

      Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and therefore limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or its directors and will have no right to elect our general partner or its directors on an annual or other continuing basis. Martin Resource Management elects the directors of our general partner. Although our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders, the directors of our general partner also have a fiduciary duty to manage our general partner in a manner beneficial to Martin Resource Management and its shareholders.

      If unitholders are dissatisfied with the performance of our general partner, they will have a limited ability to remove our general partner. Our general partner generally may not be removed except upon the vote of the holders of at least 66 2/3% of the outstanding units voting together as a single class. Because our general partner and its affiliates, including Martin Resource Management, will control approximately 51.2% of all the limited partner units after this offering, our general partner initially cannot be removed without the consent of it and its affiliates.

      If our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal under these circumstances would adversely affect the common units by prematurely eliminating their contractual right to distributions and liquidation preference over the subordinated units, which preferences would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of our business, so the removal of our general partner because of the unitholders’ dissatisfaction with our general partner’s performance in managing our partnership will most likely result in the termination of the subordination period.

      Unitholders’ voting rights are further restricted by our partnership agreement provision prohibiting any units held by a person owning 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of our general partner’s directors, from voting on any matter. In addition, our partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

      As a result of these provisions, it will be more difficult for a third party to acquire our partnership without first negotiating the acquisition with our general partner. Consequently, it is unlikely the trading price of our common units will ever reflect a takeover premium.

Our general partner’s discretion in determining the level of our cash reserves may adversely affect our ability to make cash distributions to our unitholders.

      Our partnership agreement requires our general partner to deduct from operating surplus cash reserves it determines in its reasonable discretion to be necessary to fund our future operating expenditures. In addition, our partnership agreement permits our general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash available for distribution to our unitholders.

You may not have limited liability if a court finds that we have not complied with applicable statutes or that unitholder action constitutes control of our business.

      The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some states. The holder of one of our common units could be held liable in some circumstances for our obligations to the same extent as a general partner if a court determined that:

•	we had been conducting business in any state without compliance with the applicable limited partnership statute; or

•	the right or the exercise of the right by our unitholders as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted participation in the “control” of our business.

      Our general partner generally has unlimited liability for our obligations, such as our debts and environmental liabilities, except for our contractual obligations that are expressly made without recourse to our general partner. In addition, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. Please read “The Partnership Agreement — Limited Liability” for a discussion of the implications of the limitations on liability to a unitholder.

Our partnership agreement contains provisions that reduce the remedies available to unitholders for actions that might otherwise constitute a breach of fiduciary duty by our general partner.

      Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that would otherwise constitute breaches of our general partner’s fiduciary duties. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its “sole discretion.” This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner;

•	provides that our general partner is entitled to make other decisions in its “reasonable discretion” which may reduce the obligations to which our general partner would otherwise be held;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unitholders must be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the interests of all parties involved, including its own; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions if our general partner and those other persons acted in good faith.

      If you choose to purchase a common unit, you will be treated as having consented to the various actions contemplated in our partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary duties under applicable state law. Please read “Conflicts of Interest and Fiduciary Responsibilities — Fiduciary Responsibilities.”

We may issue additional common units without your approval, which would dilute your ownership interest.

      During the subordination period, our general partner, without the approval of our unitholders, may cause us to issue up to 1,500,000 additional common units. Our general partner may also cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval, in a number of circumstances such as:

•	the issuance of common units in connection with acquisitions that increase cash flow from operations on a pro forma, per unit basis;

•	the conversion of subordinated units into common units;

•	the conversion of units of equal rank with the common units into common units under some circumstances; or

•	the conversion of our general partner’s general partner interest in us and its incentive distribution rights into common units as a result of the withdrawal of our general partner.

      After the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. Our partnership agreement does not give our unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time.

      The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on a per unit basis may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit will diminish; and

•	the market price of the common units may decline.

The control of our general partner may be transferred to a third party, and that party could replace our current management team, without unitholder consent. Additionally, if Martin Resource Management no longer controls our general partner, amounts we owe under our credit facility may become immediately due and payable.

      Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of the owner of our general partner to transfer its ownership interest in our general partner to a third party. A new owner of our general partner could replace the directors and officers of our general partner with its own designees and to control the decisions taken by our general partner.

      If, at any time, Martin Resource Management no longer controls our general partner, the lender under our credit facility may declare all amounts outstanding thereunder immediately due and payable. If such event occurs, we may be required to refinance our debt on unfavorable terms, which could negatively impact our results of operations and our ability to make distribution to our unitholders.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

      If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the remaining common units held by unaffiliated persons at a price not less than the then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. No provision in our partnership agreement, or in any other agreement we have with our general partner or Martin Resource Management, prohibits our general partner or its affiliates from acquiring more than 80% of our common units. For additional information about this call right and your potential tax liability, please read “— Tax Risks — Tax gain or loss on the disposition of our common units could be different than expected” and “The Partnership Agreement — Limited Call Right.”

Martin Resource Management and its affiliates may engage in limited competition with us.

      Martin Resource Management and its affiliates may engage in limited competition with us. For a description of the non-competition provisions of the omnibus agreement, please read “Certain Relationships and Related Transactions — Agreements — Omnibus Agreement.” If Martin Resource Management does engage in competition with us, we may lose customers or business opportunities, which could have an adverse impact on our results of operations, cash flow and ability to make distributions to our unitholders.

Our common units have a limited trading history and a limited trading volume compared to other publicly traded securities.

      Our common units are quoted on the Nasdaq National Market under the symbol “MMLP.” However, our common units have a limited trading history and daily trading volumes for our common units are, and may continue to be, relatively small compared to many other securities quoted on the Nasdaq National Market. We cannot assure you that this offering will increase the trading volume for our common units, and the price of our common units may, therefore, be volatile.

Tax Risks

      You should read “Material Tax Consequences” for a full discussion of the expected material federal income tax consequences of owning and disposing of common units.

The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to unitholders.

      The anticipated after-tax economic benefit of an investment in us depends largely on our classification as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us.

      If we were treated as a corporation for federal income tax purposes, we would pay tax on our income at corporate rates, which is currently a maximum of 35%. Distributions to you would generally be taxed again to you as corporate distributions, and no income, gains, losses, or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, the cash available for distribution to unitholders would be substantially reduced. Treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to you and therefore would likely result in a substantial reduction in the value of the common units.

      Current law may change so as to cause us to be taxable as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution amount and the target distribution amount will be adjusted to reflect the impact of that law on us.

A successful IRS contest of the federal income tax positions we take may adversely affect the market for our common units and the costs of any contest will be borne by our unitholders and our general partner.

      We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from our counsel’s conclusions expressed in this prospectus. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all our counsel’s conclusions or the positions we take. Our counsel has not rendered an opinion on certain matters affecting us. Any contest with the IRS may materially and adversely impact the market for our common units and the prices at which they trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by all of our unitholders and our general partner.

You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

      You may be required to pay federal income taxes and, in some cases, state, local and foreign income taxes on your share of our taxable income even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even the tax liability that results from the taxation of your share of our taxable income.

Tax gain or loss on the disposition of our common units could be different than expected.

      If you sell your common units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you. Should the IRS successfully contest some positions we take, you could recognize more gain on the sale of units than would be the case under those positions, without the benefit of decreased income in prior years. In addition, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

Changes in federal income tax law could affect the value of our common units.

      On May 28, 2003, the Jobs and Growth Tax Relief Reconciliation Act of 2003 was signed into law, which generally reduces the maximum tax rate applicable to corporate dividends to 15%. This reduction could materially affect the value of our common units in relation to alternative investments in corporate stock, as investments in corporate stock may be relatively more attractive to individual investors thereby exerting downward pressure on the market price of our common units.

Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

      Investment in common units by tax-exempt entities such as individual retirement accounts (known as IRAs), regulated investment companies (known as mutual funds) and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business income and will be taxable to them. Very little of our income will be qualifying income to a regulated investment company. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest effective tax rate applicable to individuals, and non-U.S. persons will be required to file federal income tax returns and pay tax on their share of our taxable income.

We are registered as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder.

      We are registered with the IRS as a “tax shelter.” Our tax shelter registration number is 02318000009. The federal income tax laws require that some types of entities, including some partnerships, register as “tax shelters” in response to the perception that they claim tax benefits that may be unwarranted. As a result, we may be audited by the IRS and tax adjustments could be made. Any unitholder owning less than a 1% profits interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in our unitholders’ tax returns and may lead to audits of unitholders’ tax returns and adjustments of items unrelated to us. You will bear the cost of any expense incurred in connection with an examination of your tax return.

We treat a purchaser of our common units as having the same tax benefits without regard to the seller’s identity. The IRS may challenge this treatment, which could adversely affect the value of the common units.

      Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation positions that may not conform to all aspects of the Treasury regulations. Please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Section 754 Election.” A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material Tax Consequences — Uniformity of Units” for a further discussion of the effect of, and reasons for, the depreciation and amortization positions we will adopt.

You may be subject to state, local and foreign taxes and return filing requirements as a result of investing in our common units.

      In addition to federal income taxes, unitholders may be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes and estate, inheritance, or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. You may be required to file state, local and foreign income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. We own property and conduct business in Alabama, Arizona, Arkansas, Georgia, Florida, Illinois, Louisiana, Mississippi, Texas and Utah. We may do business or own property in other states or foreign countries in the future. It is your responsibility to file all federal, state, local and foreign tax returns. Our counsel has not rendered an opinion on the state, local or foreign tax consequences of an investment in our common units.

FORWARD-LOOKING STATEMENTS

      Statements included in this prospectus that are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto), are forward-looking statements. These statements can be identified by the use of forward-looking terminology including “forecast,” “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. We and our representatives may from time to time make other oral or written statements that are also forward-looking statements.

      These forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

      Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under “Risk Factors” and elsewhere in this prospectus.

USE OF PROCEEDS

      We expect to receive net proceeds of approximately $30.5 million from the sale of the 1,150,000 common units offered by this prospectus, after deducting underwriting discounts and estimated offering expenses, together with a capital contribution from our general partner of approximately $0.7 million to maintain its 2% general partner interest in our partnership. We intend to use all of the net proceeds of this offering and the capital contribution from our general partner to repay a portion of the borrowings outstanding under our revolving credit facility incurred in connection with recent acquisitions. In connection with recent acquisitions, we incurred borrowings of $30.0 million plus associated transaction fees and expenses under our revolving credit facility. We will use the net proceeds from any exercise of the underwriter’s over-allotment option to further repay borrowings under our revolving credit facility.

      As of the date of this prospectus, total borrowings under our revolving credit facility and our term loan were approximately $65.0 million, with a weighted-average interest rate of 3.33%. We amended our credit agreement in December 2003 to increase our revolving credit facility thereunder from $35.0 million to $55.0 million. Our term loan and revolving credit facility mature on November 4, 2005. Proceeds from the funds borrowed under our revolving credit facility between January 2003 and December 2003 (totaling $30.0 million) were used to finance the Tesoro Marine asset acquisition ($27.0 million), the Cross Oil terminal acquisition ($2.0 million) and the acquisition of a pushboat and two barges ($1.0 million). Please read “Business — Recent Developments — Tesoro Marine Asset Acquisition” and “Business — Recent Developments — Cross Oil Terminal Acquisition.”

CAPITALIZATION

      The following table shows our capitalization as of September 30, 2003:

•	on a historical basis;

•	a pro forma basis to give effect to the Tesoro Marine asset acquisition and the borrowings associated with this acquisition under our revolving credit facility; and

•	a pro forma as adjusted basis to give effect to the common units offered by this prospectus, our general partner’s proportionate capital contribution and the application of the net proceeds from this offering as described in “Use of Proceeds.”

      This table should be read together with, and is qualified in its entirety by, reference to our historical and pro forma consolidated and combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2003

			Pro Forma
	Historical	Pro Forma	As Adjusted

	(In thousands)
Cash and cash equivalents	$5,956	$4,552	$4,552

Long-term debt:
Term debt	$25,000	$25,000	$25,000
Revolving credit facility	10,000	37,000 (1)	5,828 (1)

Total long-term debt	35,000	62,000	30,828
Partners’ capital:
Common Unitholders	47,917	47,917	78,418
Subordinated Unitholders	(1,993)	(1,993)	(1,993)
General partner	(26)	(26)	645

Total partners’ capital	45,898	45,898	77,070

Total capitalization	$80,898	$107,898	$107,898

(1)	Does not include $3.0 million of additional borrowings under our revolving credit debt incurred in connection with the October 2003 acquisition by us of the Cross marine terminal and three vessels.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

      Our common units are quoted on the Nasdaq National Market under the symbol “MMLP.” Our common units were admitted for quotation on November 1, 2002 at an initial public offering price of $19.00 per common unit. The following table shows the low and high closing sale prices per common unit, as reported by the Nasdaq National Market, and the cash distributions per unit for the periods indicated.

	Common Unit
	Price Range		Cash
			Distributions
	Low	High	Per Unit

2004:
Quarter Ended March 31(a)	$27.20	$30.00	$—
2003:
Quarter Ended December 31	$26.10	$30.53	$0.525 (b)
Quarter Ended September 30	$22.62	$26.30	$0.50
Quarter Ended June 30	$18.63	$24.00	$0.50
Quarter Ended March 31	$17.50	$19.03	$0.50
2002:
Quarter Ended December 31	$17.05	$18.25	$0.3077 (c)

(a)	Through January 21, 2004.

(b)	For the quarter ended December 31, 2003, the board of directors of our general partner has authorized a distribution of $0.525 per unit, representing $0.025 in excess of the minimum quarterly distribution on all of our outstanding units. This distribution will be paid on February 13, 2004 to common and subordinated unitholders of record as of the close of business on January 30, 2004. You will not be a holder of record entitled to receive this distribution

(c)	This distribution is equivalent to a full minimum quarterly distribution of $0.50 per unit prorated for the period from November 6, 2002, the date of the closing of our initial public offering, through December 31, 2002.

      The last reported sale price of our common units on the Nasdaq National Market on January 21, 2004 was $28.60. As of January 21, 2004, there were approximately 17 holders of record of our common units.

CASH DISTRIBUTION POLICY

Distributions of Available Cash

      General. Within 45 days after the end of each quarter, we will distribute all of our available cash to unitholders of record on the applicable record date. During the subordination period, which we define below and in the glossary located as Appendix A, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.50 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

      Definition of Available Cash. We define available cash in the glossary located at Appendix A, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash our general partner determines in its reasonable discretion is necessary or appropriate to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments, or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

      Intent to Distribute the Minimum Quarterly Distribution. We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.50 per unit, or $2.00 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of expenses, including payments to our general partner. There is no guarantee, however, that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our revolving credit facility.

      Restrictions on Our Ability to Distribute Available Cash Contained in Our Credit Agreement. Our ability to distribute available cash is contractually restricted by the terms of our credit agreement. Our credit agreement contains covenants requiring us to maintain certain financial ratios. We are prohibited from making any distributions to unitholders if the distribution would cause an event of default, or an event of default is existing, under our credit agreement or, if after giving effect to any distribution, we would then have less than $5 million of borrowing availability thereunder. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Description of Our Credit Facility.”

Operating Surplus and Capital Surplus

      General. All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” We distribute available cash from operating surplus differently than available cash from capital surplus.

      Definition of Operating Surplus. We define operating surplus in the glossary located at Appendix A. For any period it generally means:

•	our cash balance at the closing of our initial public offering; plus

•	$8.5 million (as described below); plus

•	all of our cash receipts since our initial public offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•	all of our operating expenditures since our initial public offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

•	the amount of cash reserves our general partner deems necessary or advisable to provide funds for future operating expenditures.

      Definition of Capital Surplus. We also define capital surplus in the glossary located at Appendix A. It will generally be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

      Characterization of Cash Distributions. We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $8.5 million in addition to our cash balance at the closing of our initial public offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand at the closing of our initial public offering that was available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $8.5 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. While we do not currently anticipate that we will make any distributions from capital surplus in the near term, we may determine that the sale or disposition of an asset or business owned or acquired by us may be beneficial to our unitholders. If we distribute to you the equity we own in a subsidiary or the proceeds from the sale of one of our businesses, such a distribution would be characterized as a distribution from capital surplus.

Subordination Period

      General. During the subordination period, which we define below and in the glossary located at Appendix A, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.50 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

      Definition of Subordination Period. We define the subordination period in the glossary located at Appendix A. The subordination period will extend until the first day of any quarter beginning after September 30, 2009 in which each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

      Early Conversion of Subordinated Units. Before the end of the subordination period, a portion of the subordinated units may convert into common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after:

•	September 30, 2005 with respect to 20% of the subordinated units;

•	September 30, 2006 with respect to 20% of the subordinated units;

•	September 30, 2007 with respect to 20% of the subordinated units; and

•	September 30, 2008 with respect to 20% of the subordinated units.

      The early conversions will occur if at the end of the applicable quarter each of the following occurs:

•	distributions of available cash from operating surplus on the common units and the subordinated units equal or exceed the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

However, the early conversion of the second, third or fourth 20% of the subordinated units may not occur until at least one year following the early conversion of the first, second or third 20% of the subordinated units, as the case may be.

      In addition to the early conversion of subordinated units described above, 20% of the subordinated units may convert into common units on a one-for-one basis prior to the end of the subordination period if at the end of a quarter ending on or after September 30, 2005 each of the following occurs:

•	distributions of available cash from operating surplus on each common unit and subordinated unit equaled or exceeded $2.50 for each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus generated during each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of a distribution of $2.50 on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

This additional early conversion is a one time occurrence.

      Finally, 20% of the subordinated units may convert into common units on a one-for-one basis prior to the end of the subordination period if at the end of a quarter ending on or after September 30, 2005 each of the following occurs:

•	distributions of available cash from operating surplus on each common unit and subordinated unit equaled or exceeded $3.00 for each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus generated during each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of a distribution of $3.00 on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

This additional early conversion is a one time occurrence.

      Generally, the earliest possible date by which all subordinated units may be converted into common units is September 30, 2007.

      Definition of Adjusted Operating Surplus. We define adjusted operating surplus in the glossary located at Appendix A and for any period it generally means:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

      Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

      Effect of Expiration of the Subordination Period. Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.

Distributions of Available Cash from Operating Surplus During the Subordination Period

      We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	First, 98% to the common unitholders, pro rata, and 2% to our general partner until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter;

•	Second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	Third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “— Incentive Distribution Rights” below.

Distributions of Available Cash from Operating Surplus After the Subordination Period

      We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “— Incentive Distribution Rights” below.

Incentive Distribution Rights

      Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement.

      If for any quarter:

•	we have distributed available cash from operating surplus on each common unit and subordinated unit in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on each outstanding common unit in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.55 per unit for that quarter (the “first target distribution”);

•	Second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.625 per unit for that quarter (the “second target distribution”);

•	Third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.75 per unit for that quarter (the “third target distribution”);

•	Thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.

Percentage Allocations of Available Cash from Operating Surplus

      The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2% general partner interest and assumes the general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest
		in Distributions
	Total Quarterly Distribution
	Target Amount	Unitholder	General Partner

Minimum Quarterly Distribution	$0.50	98%	2%
First Target Distribution	up to $0.55	98%	2%
Second Target Distribution	above $0.55 up to $0.625	85%	15%
Third Target Distribution	above $0.625 up to $0.75	75%	25%
Thereafter	above $0.75	50%	50%

Distributions from Capital Surplus

      How Distributions from Capital Surplus Will Be Made. We will make distributions of available cash from capital surplus, if any, in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in this offering an amount of available cash from capital surplus equal to the initial public offering price;

•	Second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

      Effect of a Distribution from Capital Surplus. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. Any distribution of capital surplus before the unrecovered initial unit price is reduced to zero, however, cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

      Once we distribute capital surplus on a unit in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the holders of units, 48% to the holders of the incentive distribution rights and 2% to our general partner.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

      In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels;

•	unrecovered initial unit price;

•	the number of common units issuable during the subordination period without a unitholder vote; and

•	the number of common units into which a subordinated unit is convertible.

      For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

      In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if we became subject to a maximum marginal federal and effective state and local income tax rate of 38%, then the minimum quarterly distribution and the target distributions levels would each be reduced to 62% of their previous levels.

Distributions of Cash upon Liquidation

      If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

      The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

      Manner of Adjustments for Gain. The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	First, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	Second, 98% to the common unitholders, pro rata, and 2% to our general partner until the capital account for each common unit is equal to the sum of:

(1)	the unrecovered initial unit price; plus

(2)	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; plus

(3)	any unpaid arrearages in payment of the minimum quarterly distribution;

•	Third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner until the capital account for each subordinated unit is equal to the sum of:

(1)	the unrecovered initial unit price; and

(2)	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	Fourth, 98% to all unitholders, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to our general partner, for each quarter of our existence;

•	Fifth, 85% to all unitholders, pro rata, and 15% to our general partner, pro rata, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 85% to the units, pro rata, and 15% to our general partner, pro rata, for each quarter of our existence;

•	Sixth, 75% to all unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence;

•	Thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

      If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

      Manner of Adjustments for Losses. Upon our liquidation, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	First, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner until the capital accounts of the subordinated unitholders have been reduced to zero;

•	Second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner until the capital accounts of the common unitholders have been reduced to zero; and

•	Thereafter, 100% to our general partner.

      If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first priority above will no longer be applicable.

      Adjustments to Capital Accounts. We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the general partner’s capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

      The following table shows selected historical and pro forma financial data of Martin Midstream Partners Predecessor and Martin Midstream Partners L.P. for the periods and as of the dates indicated. Martin Midstream Partners Predecessor is the term used to describe certain assets, liabilities and operations owned by Martin Resource Management that were transferred to us upon completion of our initial public offering in November 2002. Our four primary lines of business are:

•	marine transportation services for hydrocarbon products and by-products;

•	terminalling of hydrocarbon products and by-products;

•	distribution of LPGs; and

•	manufacturing and marketing fertilizer products, which are primarily sulfur-based, and other sulfur-related products.

      The selected historical financial data as of December 31, 2000 and 2001, for the years ended December 31, 2000 and 2001 and for the period from January 1, 2002 to November 5, 2002 are derived from the audited combined financial statements of Martin Midstream Partners Predecessor. The selected historical financial data as of December 31, 1998 and 1999, for the years ended December 31, 1998 and 1999, as of September 30, 2002 and for the nine months ended September 30, 2002 are derived from the unaudited combined financial statements of Martin Midstream Partners Predecessor. The selected historical financial data as of December 31, 2002 and the period from November 6, 2002 to December 31, 2002 are derived from the audited consolidated financial statements of Martin Midstream Partners L.P. The unaudited historical financial data as of September 30, 2003 and for the nine months ended September 30, 2003 are derived from the unaudited consolidated financial statements of Martin Midstream Partners L.P.

      The selected pro forma financial data reflect our consolidated historical operating results as adjusted for the Tesoro Marine asset acquisition, the borrowings under our revolving credit facility, this offering, the implementation of new contracts with Martin Resource Management and, in the case of the pro forma statement of operations for the year ended December 31, 2002, our initial public offering. The selected pro forma financial data is derived from the unaudited pro forma financial statements. The pro forma balance sheet data assumes the borrowing of $27.0 million under our revolving credit facility and that this offering occurred on September 30, 2003. The pro forma statement of operations data assumes that the Tesoro Marine asset acquisition, the borrowings under our revolving credit facility, this offering, the implementation of new contracts with the Martin Resource Management and our initial public offering occurred on January 1, 2002. For a description of all of the assumptions used in preparing the selected pro forma financial data, you should read the notes to the pro forma financial statements included elsewhere in this prospectus. The pro forma financial data should not be considered as indicative of the historical results we would have had or the future results that we will have after the offering.

      Our molten sulphur business operations were transferred to CF Martin Sulphur, L.P. in November 2000. Therefore, revenues, operating costs and operating income were reflected in the historical combined income statements prior to that time, and, subsequently, have been reflected through our unconsolidated non-controlling 49.5% limited partnership interest in CF Martin Sulphur, L.P. under the equity method of accounting.

      We define EBITDA as net income plus interest expense, income taxes and depreciation and amortization expense. We use EBITDA as a supplemental financial measure to assess:

•	the ability of our assets to generate cash sufficient for us to pay interest costs and to make cash distributions to our unitholders;

•	the financial performance of our assets;

•	our liquidity and performance over time, and in relation to other companies that own similar assets and that we believe calculate EBITDA in a manner similar to us; and

•	in certain situations, the appropriateness of the purchase price of assets or companies we might consider acquiring.

      Although we use EBITDA to assess our ability to generate cash sufficient to pay interest costs and make cash distributions to our unitholders, the amount of cash available for distributions is subject to the reservation of cash for other uses, such as debt repayments, capital expenditures and operating activities.

      We also understand that such data is used by investors to assess our historical ability to service our indebtedness and make cash distributions to unitholders. However, the term EBITDA is not defined under generally accepted accounting principles and EBITDA is not a measure of operating income, operating performance or liquidity presented in accordance with generally accepted accounting principles. When assessing our operating performance or our liquidity, you should not consider this data in isolation or as a substitute for our net income, cash flow from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles. In addition, our EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do.

      You should note that our EBITDA and our net income includes our equity in the earnings of CF Martin Sulphur, L.P., in which we own a unconsolidated non-controlling 49.5% limited partnership interest. Under the equity method of accounting, we include in our earnings our proportionate share of CF Martin Sulphur, L.P.’s income or losses. However, the amount of our proportionate share of the earnings or losses of CF Martin Sulphur, L.P. may differ from the actual amount of cash, if any, that is distributed to us. As a result, the amount of our EBITDA in any particular period may be significantly higher or lower than the amount of cash we generate in that period.

      For example, for the years ended December 31, 2001 and 2002, our EBITDA was $16.9 million and $16.3 million, respectively, and our equity in the earnings of CF Martin Sulphur, L.P. was $1.6 million and $3.4 million, respectively. However, we received cash distributions from CF Martin Sulphur, L.P. during the 2001 period of $0.4 million and $0.9 million during the 2002 period. For the nine-months ended September 30, 2002 and 2003, our EBITDA was $11.3 million and $13.3 million, respectively, and our equity in the earnings of CF Martin Sulphur, L.P. was $2.5 million and $2.3 million, respectively. We did not receive cash distributions from CF Martin Sulphur, L.P. during the 2002 period and received $2.7 million during the 2003 period. Please read “Business — CF Martin Sulphur, L.P. — Management and Ownership — Distributions” for more information related to cash distributions from this partnership.

      Maintenance capital expenditures represent capital expenditures to replace partially or fully depreciated assets to maintain the existing operating capacity of our assets and extend their useful lives. Expansion capital expenditures represent capital expenditures to expand the existing operating capacity of our assets, whether through construction or acquisition. Repair and maintenance expenditures associated with existing assets that are minor in nature and do not extend the useful life of existing assets are treated as operating expenses as incurred.

      We derived the information in the following table from, and that information should be read together with and is qualified in its entirety by reference to, the historical and pro forma combined and consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

							Martin
						Martin	Midstream
						Midstream	Partners
	Martin Midstream Partners Predecessor					Partners	Predecessor	Martin Midstream Partners

					Period	Period			Pro Forma As Adjusted
					From	From
					January 1,	November 6,				Nine
					2002	2002	Nine Months Ended			Months
	Years Ended December 31,				Through	Through	September 30,		Year Ended	Ended
					November 5,	December 31,			December 31,	September 30,
	1998	1999	2000	2001	2002	2002	2002	2003	2002	2003

	(In thousands)
Income Statement Data:
Revenues	$142,203	$172,895	$199,813	$163,118	$116,160	$33,746	$101,342	$140,098	$171,174	$156,610
Cost of product sold	103,446	129,934	150,063	119,767	84,072	26,436	72,667	109,695	116,467	114,161
Operating expenses	20,183	22,557	25,993	20,472	16,654	3,056	14,725	14,908	28,139	21,162
Selling, general, and administrative	7,344	8,747	7,880	7,513	5,767	857	4,953	4,576	6,928	4,786
Depreciation and amortization	5,578	6,914	6,413	4,122	3,741	747	3,356	3,515	6,739	5,203
Impairment	—	—	—	—	—	—	—	—	—	2,352 (1)

Total costs and expenses	136,551	168,152	190,349	151,874	110,234	31,096	95,701	132,694	158,273	147,664

Operating income	5,652	4,743	9,464	11,244	5,926	2,650	5,641	7,404	12,901	8,946
Equity in earnings (losses) of unconsolidated entities	—	(110)	192	1,477	2,565	599	2,236	2,308	3,164	2,308
Interest expense	(4,650)	(7,049)	(7,949)	(5,390)	(3,283)	(345)	(2,976)	(1,442)	(2,227)	(1,622)
Other, net	115	296	70	82	42	5	36	68	47	68

Income (loss) before income taxes	1,117	(2,120)	1,777	7,413	5,250	2,909	4,937	8,338	13,885	9,700
Income taxes	500	(501)	847	2,735	1,959	—	1,818	—	—	—

Net income (loss)	$617	$(1,619)	$930	$4,678	$3,291	$2,909	$3,119	$8,338	$13,885	$9,700

Balance Sheet Data (At Period End):
Total assets	$110,808	$123,275	$102,384	$88,953		$100,455	$95,368	$103,274		$130,274
Due to affiliates	44,581	54,317	39,096	36,796		—	34,795	770		770
Long-term debt	26,082	24,274	10,691	7,845		35,000	7,168	35,000		30,828
Owner’s equity (partners’ capital)	14,769	13,150	14,080	18,758		47,106	21,877	45,898		77,070
Cash Flow Data:
Net cash flow provided by (used in):
Operating activities	$5,274	$6,537	$1,621	$11,144	$316	$4,824	$4,579	$12,441
Investing activities	(28,321)	(14,952)	(3,084)	(6,809)	(1,962)	(2,116)	(1,875)	1,327
Financing activities	23,194	7,947	1,421	(4,400)	6,897	(6,287)	(2,641)	(9,546)
Other Financial Data:
EBITDA	$11,345	$11,843	$16,139	$16,925	$12,274	$4,001	$11,269	$13,295	$22,851	$16,525 (2)
Maintenance capital expenditures	$3,364	$3,479	$1,934	$2,465	$394	$157	$307	$1,215
Expansion capital expenditures	2,257	11,652	2,010	3,764	1,909	2,850	1,909	131

Total capital expenditures	$5,621	$15,131	$3,944	$6,229	$2,303	$3,007	$2,216	$1,346

(1)	This represents a pre-acquisition non-cash impairment charge taken by the seller against certain assets acquired by us in the Tesoro Marine asset acquisition based on the fair value of such assets as reflected in the purchase price we paid, relative to the historic book value thereof.

(2)	Pro forma as adjusted EBITDA for the nine months ended September 30, 2003 includes the effect of the impairment charge described in note (1) above.

Non-GAAP Financial Measure

      We define EBITDA as net income plus interest expense, income taxes and depreciation and amortization expense. We use EBITDA as a supplemental financial measure to assess:

•	the ability of our assets to generate cash sufficient for us to pay interest costs and to make cash distributions to our unitholders;

•	the financial performance of our assets;

•	our liquidity and performance over time, and in relation to other companies that own similar assets and that we believe calculate EBITDA in a manner similar to us; and

•	in certain situations, the appropriateness of the purchase price of assets or companies we might consider acquiring.

We also understand that such data is used by investors to assess our historical ability to service our indebtedness and make cash distributions to unitholders. However, the term EBITDA is not defined under generally accepted accounting principles and EBITDA is not a measure of operating income, operating performance or liquidity presented in accordance with generally accepted accounting principles. When assessing our operating performance or our liquidity, you should not consider this data in isolation or as a substitute for our net income, cash flow from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles. In addition, our EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do.

      The following table reconciles our EBITDA to our net income:

							Martin
						Martin	Midstream
						Midstream	Partners
	Martin Midstream Partners Predecessor					Partners	Predecessor	Martin Midstream Partners

									Pro Forma As Adjusted
					Period
					From	Period From
					January 1,	November 6,
					2002	2002	Nine Months Ended			Nine Months
	Years Ended December 31,				Through	Through	September 30,		Year Ended	Ended
					November 5,	December 31,			December 31,	September 30,
	1998	1999	2000	2001	2002	2002	2002	2003	2002	2003

	(In thousands)
EBITDA Reconciliation:
Net income (loss)	$617	$(1,619)	$930	$4,678	$3,291	$2,909	$3,119	$8,338	$13,885	$9,700
Plus:
Depreciation and amortization	5,578	6,914	6,413	4,122	3,741	747	3,356	3,515	6,739	5,203
Interest expense	4,650	7,049	7,949	5,390	3,283	345	2,976	1,442	2,227	1,622
Income Taxes	500	(501)	847	2,735	1,959	—	1,818	—	—	—

EBITDA	$11,345	$11,843	$16,139	$16,925	$12,274	$4,001	$11,269	$13,295	$22,851	$16,525 (1)

(1)	Pro forma as adjusted EBITDA for the nine months ended September 30, 2003 includes a pre-acquisition non-cash impairment charge taken by the seller against certain assets acquired by us in the Tesoro Marine asset acquisition based on the fair value of such assets as reflected in the purchase price we paid, relative to the historic book value thereof.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion of our financial condition and results of operations in conjunction with the historical and pro forma consolidated and combined financial statements and the notes thereto included in this prospectus. For more detailed information regarding the basis for presentation for the following information, you should read the notes to the historical and pro forma consolidated and combined financial statements included in this prospectus.

Overview

      We are a Delaware limited partnership formed by Martin Resource Management to receive the transfer of substantially all of the assets, liabilities and operations of Martin Resource Management related to the four lines of business in which we operate. We provide marine transportation, terminalling, distribution and midstream logistical services for producers and suppliers of hydrocarbon products and by-products, lubricants and other liquids. We also manufacture and market sulfur-based fertilizers and related products. Hydrocarbon products and by-products are produced primarily by major and independent oil and gas companies who often turn to independent third parties, such as us, for the transportation and disposition of these products. In addition to these major and independent oil and gas companies, our primary customers include independent refiners, large chemical companies, fertilizer manufacturers and other wholesale purchasers of hydrocarbon products and by-products. We operate primarily in the Gulf Coast region of the United States.

      In connection with the November 6, 2002 closing of our initial public offering of common units representing limited partner interests, Martin Resource Management and certain of its subsidiaries conveyed to us certain of their assets, liabilities and operations, in exchange for the following: (i) a 2% general partnership interest held by Martin Midstream GP LLC, an indirect wholly-owned subsidiary of Martin Resource Management, (ii) incentive distribution rights granted by us, and (iii) 4,253,362 subordinated units in us. The historical combined financial statements of Martin Midstream Partners Predecessor included in this prospectus reflect the financial condition and results of operations of the assets and operations contributed to us in November 2002. The operations that were contributed to us relate to four primary lines of business: (1) marine transportation of hydrocarbon products and hydrocarbon by-products; (2) terminalling of hydrocarbon products and hydrocarbon by-products; (3) LPG distribution; and (4) fertilizer manufacturing.

      We analyze and report our results of operations on a segment basis. Our four operating segments are as follows:

•	marine transportation services for hydrocarbon products and by-products;

•	terminalling of hydrocarbon products and by-products;

•	distribution of LPGs; and

•	manufacturing and marketing fertilizer products, which are primarily sulfur-based, and other sulfur-related products.

      In November 2000, Martin Resource Management and CF Industries, Inc. formed CF Martin Sulphur, L.P. CF Martin Sulphur, L.P. collects and aggregates, transports, stores and markets molten sulfur supplied by oil refiners and natural gas processors. Prior to November 2000, Martin Resource Management operated this molten sulfur business as part of its LPG distribution business, which was recently contributed to us in connection with our formation. We have an unconsolidated non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P. We account for this interest in CF Martin Sulphur, L.P. using the equity method since we do not control this entity. As a result, we have not included any portion of the revenue, operating costs or operating income attributable to CF Martin Sulphur, L.P. in our results of operations or in the results of operations of any of our operating segments. Rather, we have included only our share of its net income in our statement of operations.

      Under the equity method of accounting, we do not include any individual assets or liabilities of CF Martin Sulphur, L.P. on our balance sheet; instead, we carry our book investment as a single amount within the “other assets” caption on our balance sheet. We have not guaranteed the repayment of any debt of CF Martin Sulphur, L.P. and we should not otherwise be required to repay any obligations of CF Martin Sulphur, L.P. if it defaults on any such obligations.

      Our operations were part of a taxable consolidated group prior to November 6, 2002. Therefore, for all periods prior to November 6, 2002, our consolidated and combined financial statements include the effects of applicable income taxes in order to comply with generally accepted accounting principles. Subsequent to November 6, 2002, we have not been subject to federal or state income taxes as a result of our partnership structure. Therefore, our results of operations subsequent to November 6, 2002 do not include the effects of any income taxes.

      The results of operations for the years ended December 31, 2001 and 2000 and the nine months ended September 30, 2002 have been derived from the combined financial statements of Martin Midstream Partners Predecessor. The combined results of operations for the year ended December 31, 2002 have been derived from the combined financial statements of Martin Midstream Partners Predecessor for the period from January 1, 2002 through November 5, 2002 and the consolidated financial statements of Martin Midstream Partners, L.P. for the period from November 6, 2002 through December 31, 2002. The results of operations for the nine months ended September 30, 2003 have been derived from the financial statements of Martin Midstream Partners L.P.

Subsequent Events

      In December 2003, we completed the acquisition of certain assets associated with Tesoro Marine Services, L.L.C.’s shore based marine activities for $25.0 million plus approximately $1.8 million for Tesoro Marine’s lubricant inventories. The assets we acquired included 13 marine terminals and one inland terminal located along the Gulf Coast from Venice, Louisiana to Corpus Christi, Texas, nine inland tank barges and four inland pushboats, and Tesoro Marine’s lubricant distribution and marketing business. We financed this acquisition through borrowings under our revolving credit facility. Tesoro Marine Services, L.L.C. is a subsidiary of Tesoro Petroleum Corporation, a refiner and marketer of petroleum products.

      In December 2003, in a parallel transaction, Midstream Fuel Service LLC, a wholly owned subsidiary of Martin Resource Management, the owner of our general partner, completed its acquisition of Tesoro Marine’s fuel oil distribution business for approximately $2.0 million plus approximately $4.8 million for Tesoro Marine’s diesel fuel inventories. Midstream Fuel, rather than us, acquired these assets from Tesoro Marine because fuel oil distribution generates non-qualifying income under Internal Revenue Service regulations applicable to publicly traded limited partnerships. However, following the closing of the marine asset acquisition and the fuel oil distribution acquisition, we entered into certain agreements with Martin Resource Management pursuant to which we provide marine transportation and terminalling services to Midstream Fuel and Midstream Fuel provides terminal services to us to handle lubricants, greases and drilling fluids.

      In October 2003, we acquired a marine terminal located on the Ouachita River in southern Arkansas from Cross Oil Refining & Marketing, Inc. for $2.0 million. At the same time, we entered into a five year terminalling agreement with Cross, with two five year renewal terms, whereby Cross has the right to use the acquired terminal for the storage of crude oil and/or finished oil products. We also entered into a five year marine transportation agreement with Cross, with two five year renewal terms, whereby we agreed to provide two inland tank barges on a full time basis for the marine transportation of crude oil and finished oil products owned by Cross or owned by others that are in transit to Cross’s refinery located in southern Arkansas.

      In October 2003, in another separate transaction, we purchased an inland pushboat and two inland tank barges from a third party for $1.0 million. We use these vessels to transport crude oil pursuant to the marine transportation agreement with Cross.

      We recently declared a cash distribution of $0.525 per unit, payable on February 13, 2004 to common and subordinated unitholders of record as of the close of business on January 30, 2004. You will not be a holder of record entitled to receive this distribution. This distribution reflects an increase of $0.025 per unit over the quarterly distributions we previously paid and is based on our current operating performance and the current general economic, industry and market conditions impacting us.

      In December 2003, we amended our credit agreement and increased our existing credit facility from a total of $60.0 million to $80.0 million. Our term loan remained at $25.0 million and our revolving credit facility increased from $35.0 million to $55.0 million. Our expanded revolving credit facility provides for a $30.0 million acquisition line and a $25.0 million working capital facility. We financed the Tesoro Marine asset acquisition through borrowings under our revolving credit facility. We intend to use the net proceeds of this offering to repay a portion of the borrowings outstanding under our revolving credit facility.

      In May 2003, we experienced a casualty loss caused by a lightening strike at our Odessa, Texas sulfur and fertilizer facility. This event did not negatively affect our operating results during the second or third quarters of 2003. During the fourth quarter of 2003, we expect to receive insurance proceeds resulting from this loss of approximately $0.7 million and we expect to record a gain of approximately $0.6 million related to this involuntary conversion of assets.

Critical Accounting Policies

      Our discussion and analysis of our financial condition and results of operations are based on the historical consolidated and combined financial statements included elsewhere herein. We prepared these financial statements in conformity with generally accepted accounting principles. The preparation of these financial statements required us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We based our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Our results may differ from these estimates. Currently, we believe that our accounting policies do not require us to make estimates using assumptions about matters that are highly uncertain. However, we have described below the critical accounting policies that we believe could impact our consolidated and combined financial statements most significantly.

      You should also read Note 2, “Significant Accounting Policies” in Notes to Consolidated and Combined Condensed Financial Statements contained in this prospectus and the similar note in the consolidated and combined financial statements included in the Partnership’s 2002 Form 10-K filed with the SEC on March 26, 2003 in conjunction with this Management’s Discussion and Analysis of Financial Condition and Results of Operations. Some of the more significant estimates in these financial statements include the amount of the allowance for doubtful accounts receivable and the determination of the fair value of our reporting units under the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.”

      Product Exchanges. We enter into product exchange agreements with third parties whereby we agree to exchange LPGs with third parties. We record the balance of LPGs due to other companies under these agreements at quoted market product prices and the balance of LPGs due from other companies at the lower of cost or market. Cost is determined using the first-in, first-out (“FIFO”) method.

      Revenue Recognition. For our marine transportation segment, we recognize revenue for contracted trips upon completion of the trips. For time charters, we recognize revenue based on the daily rate. For our terminalling segment, we recognize revenue monthly for storage contracts based on the contracted monthly tank fixed fee. For throughput contracts, we recognize revenue based on the volume moved through our terminals at the contracted rate. For our LPG distribution segment, we recognize revenue for product delivered by truck upon the delivery of LPGs to our customers, which occurs when the customer physically receives the product. When product is sold in storage, or by pipeline, we recognize revenue when the customer receives the product from either the storage facility or pipeline. For our fertilizer segment, we recognize revenue when the customer takes title to the product, either at our plant or the customer’s facility.

      Equity Method Investment. We use the equity method of accounting for our interest in CF Martin Sulphur, L.P. because we only own an unconsolidated non-controlling 49.5% limited partner interest in this entity. In accordance with FASB’s Emerging Issues Task Force (EITF) Issue 89-7, Exchange of Assets or Interest in a Subsidiary for a Non-Controlling Equity Interest in a New Entity, we did not recognize a gain when we contributed our molten sulfur business to CF Martin Sulphur, L.P. because we concluded we had an implied commitment to support the operations of this entity as a result of our role as a supplier of product to CF Martin Sulphur, L.P. and our relationship to Martin Resource Management, which guarantees the debt of this entity.

      As a result of the non-recognition of this gain, the amount we initially recorded as an investment in CF Martin Sulphur, L.P. on our balance sheet is less than the amount of our underlying equity in this entity as recorded on the books of CF Martin Sulphur, L.P. We are amortizing such excess amount over 20 years, the expected life of the net assets contributed to this entity, as additional equity in earnings of CF Martin Sulphur, L.P. in our statements of operations.

      Goodwill. We adopted SFAS No. 142 effective January 1, 2002. SFAS No. 142 discontinues goodwill amortization over its estimated useful life; rather goodwill is subject to a fair-value based impairment test in the year of adoption and on an annual basis.

      The amount of our unamortized goodwill as of December 31, 2001 was $2.9 million. We performed the initial and annual impairment tests required by SFAS No. 142 as of January 1, 2002, September 30, 2002 and September 30, 2003, respectively. In performing such tests, we determined we had three “reporting units” which contained goodwill. These reporting units were three of our reporting segments and were: marine transportation, LPG distribution and fertilizer.

      We performed the first step under SFAS No. 142, which is to compare the fair value of each reporting unit to the related carrying amount (including amounts for goodwill) in the consolidated and combined financial statements. We determined fair value in each reporting unit based on a multiple of current annual cash flows. We determined such multiple from our recent experience with actual acquisitions and dispositions and valuing potential acquisitions and dispositions.

      For all three reporting units and all test dates, the fair value exceeded the carrying amount of the reporting units, indicating no impairment of goodwill.

      Prior to January 1, 2002, we amortized goodwill on a straight-line basis over the expected future periods to be benefited, generally 15 years. We assessed goodwill for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation.

      Environmental Liabilities. Historically, we have not experienced circumstances requiring us to account for environmental remediation obligations. If such circumstances arise, we would estimate remediation obligations utilizing a remediation feasibility study and any other related environmental studies that we may elect to perform. We would record changes to our estimated environmental liability as circumstances change or events occur, such as the issuance of revised orders by governmental bodies or court or other judicial orders and our evaluation of the likelihood and amount of the related eventual liability.

      Allowance for Doubtful Accounts. In evaluating the collectibility of our accounts receivable, we assess a number of factors, including a specific customer’s ability to meet its financial obligations to us, the length of time the receivable has been past due and historical collection experience. Based on these assessments, we record both specific and general reserves for bad debts to reduce the related receivable to the amount we ultimately expect to collect from customers.

Our Relationship with Martin Resource Management

      We are both an important supplier to and customer of Martin Resource Management. We provide marine transportation and terminalling services to Martin Resource Management under the following agreements. Each agreement has a three-year term, which began on November 1, 2002, and will automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term.

•	We provide marine transportation services to Martin Resource Management under a marine transportation agreement on a spot-contract basis. We charge fees to Martin Resource Management under this agreement based on applicable market rates. Additionally, under this agreement, Martin Resource Management has agreed, for a three year period beginning November 1, 2002, to use four of our vessels in a manner such that we receive at least $5.6 million annually for the use of these vessels by Martin Resource Management and third parties.

•	Martin Resource Management leases one of our tanks at our Tampa terminal under a terminal services agreement. The tank lease fee was fixed for the first year of the agreement and is adjusted annually based on a price index.

      We purchase land transportation services, underground storage services, sulfuric acid and marine fuel from Martin Resource Management. We also have exclusive access to and use of a truck loading and unloading terminal and pipeline distribution system owned by Martin Resource Management at Mont Belvieu, Texas. We purchase these products and services under the following agreements. Each agreement has a three-year term, beginning on November 1, 2002, and will automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term.

•	Martin Resource Management transports LPG shipments and other liquid products under a motor carrier agreement. Our shipping rates were fixed for the first year of the agreement, subject to certain cost adjustments. Shipping rates may be adjusted in accordance with a price index.

•	We lease 120 million gallons of underground storage capacity in Arcadia, Louisiana from Martin Resource Management under an underground storage agreement. Our per-unit cost under this agreement was fixed for the first year of the agreement and is adjusted annually based on a price index.

•	We purchase sulfuric acid and marine fuel on a spot-contract basis at a set margin over Martin Resource Management’s cost under product supply agreements.

•	We use Martin Resource Management’s Mont Belvieu truck loading and unloading terminal and pipeline distribution system under a throughput agreement. Our throughput fees were fixed for the first year of the agreement and are adjusted on an annual basis in accordance with a price index.

      With the exception of marine transportation services, which we provide to Martin Resource Management at applicable market rates, the pricing and rates of all of these agreements were based on the same prices and rates in place immediately prior to our initial public offering.

      We entered into additional agreements with Martin Resource Management in connection with the closing of the Tesoro Marine asset acquisition whereby:

•	We provide terminalling services to Martin Resource Management under a terminal services agreement. The per gallon throughput fee we charge under this agreement is fixed during the first year of the agreement and is adjusted annually based on a price index. The fee was based on comparable market rates for arms-length negotiated fees. Martin Resource Management has agreed to a minimum annual total throughput, as a result of which, at the first year fee rate, we will receive at least $2.3 million from Martin Resource Management. This agreement has a three-year term, which began in December 2003 and will automatically renew on a month-to-month basis until either party terminates the agreement by giving written notice to the other party at least 60 days prior to the expiration of the then-applicable term.

•	We provide marine transportation services to Martin Resource Management under a transportation services agreement. The per gallon fee we charge under this agreement is fixed during the first year of the agreement and is adjusted annually based upon mutual agreement of the parties or in accordance with a price index. The fee was based on comparable market rates for arms-length negotiated fees. This agreement has a three-year term, which began in December 2003, and will automatically renew for successive one-year terms unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then applicable term. In addition, within 30-days of the expiration of the then-applicable term, both parties have the right to renegotiate the rate for the use of our vessels. If no agreement is reached as to a new rate by the end of the then-applicable term, the agreement will terminate.

•	Martin Resource Management provides terminal services to us under a lubricants and drilling fluids terminal services agreement. The per gallon handling fee and the percentage of our commissions we are charged under this agreement is fixed during the first year of the agreement and is adjusted annually based on a price index. The handling fee and percentage of our commissions were based on Tesoro Marine’s historic allocated costs. We have agreed to a minimum annual total handling quantity and commission, as a result of which, at the first year fee rate, we will pay Martin Resource Management a minimum of $0.5 million. This agreement has a one-year term, which began in December 2003, and will automatically renew for successive one-year terms unless either party terminates the agreement by giving written notice to the other party at least 60 days prior to the end of then-applicable term.

      Martin Resource Management directs our business operations through its ownership and control of our general partner and under an omnibus agreement, which was entered into on November 1, 2002. We are required to reimburse Martin Resource Management for all direct and indirect expenses it incurs or payments it makes on our behalf or in connection with the operation of our business. Under the omnibus agreement, the amount we are required to reimburse Martin Resource Management for indirect general and administrative expenses and corporate overhead allocated to us was capped at $1.0 million during the first year of the agreement. For the year ending October 31, 2004, the cap has been increased to $2.0 million. In each of the subsequent three years, this amount may be increased by no more than the percentage increase in the consumer price index for the applicable year. For the year ending October 31, 2004, the amount we are required to reimburse Martin Resource Management for indirect general and administrative expenses and corporate overhead allocated to us is capped at $2.0 million. In addition, our general partner has the right to agree to further increases in connection with expansions of our operations through the acquisition or construction of new assets or businesses.

Our Relationship with CF Martin Sulphur, L.P.

      We are both an important supplier to and customer of CF Martin Sulphur, L.P. We have chartered one of our offshore tug/barge tanker units to CF Martin Sulphur, L.P. for a guaranteed daily rate, subject to certain adjustments. This charter has an unlimited term but may be cancelled by CF Martin Sulphur, L.P. upon 90 days notice. CF Martin Sulphur, L.P. paid to have this tug/barge tanker unit reconfigured to carry molten sulfur. In the event CF Martin Sulphur, L.P. terminates this charter agreement, we are obligated to reimburse CF Martin Sulphur, L.P. for a portion of such reconfiguration costs. As of September 30, 2003, our aggregate reimbursement liability would have been approximately $2.1 million. This amount decreases by approximately $300,000 annually based on an amortization rate.

      We did not have significant revenues from CF Martin Sulphur, L.P. prior to 2002.

      In addition, we purchase all our sulfur from CF Martin Sulphur, L.P. at its cost under a sulfur supply contract. This agreement has an annual term, which is renewable for subsequent one-year periods.

      We only own an unconsolidated non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P. CF Martin Sulphur, L.P. is managed by its general partner which is jointly owned and controlled by CF Industries and Martin Resource Management. Martin Resource Management also conducts the day-to-day operations of CF Martin Sulphur, L.P. under a long-term services agreement. Please read “Business — CF Martin Sulphur, L.P.”

Results of Operations

      The results of operations for the years ended December 31, 2001 and 2000 and the nine months ended September 30, 2002 have been derived from the combined financial statements of Martin Midstream Partners Predecessor. The combined results of operations for the year ended December 31, 2002 have been derived from the combined financial statements of Martin Midstream Partners Predecessor for the period from January 1, 2002 through November 5, 2002 and the consolidated financial statements of Martin Midstream Partners, L.P. for the period from November 6, 2002 through December 31, 2002. The results of operations for the nine months ended September 30, 2003 have been derived from the financial statements of Martin Midstream Partners L.P.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2001	2000	2003	2002

	(In thousands)
Revenues:
Marine transportation	$24,440	$28,637	$26,060	$19,582	$17,827
Terminalling	5,158	4,368	3,978	5,038	3,741
Product sales:
LPG distribution	92,408	98,615	143,799	95,335	59,217
Fertilizer	27,900	31,498	25,976	20,143	20,557

	120,308	130,113	169,775	115,478	79,774

Total revenues	149,906	163,118	199,813	140,098	101,342

Costs and expenses:
Cost of products sold:
LPG distribution	87,190	93,664	128,834	92,116	55,606
Fertilizer	23,318	26,103	21,229	17,579	17,061

	110,508	119,767	150,063	109,695	72,667
Expenses:
Operating expenses	19,710	20,472	25,993	14,908	14,725
Selling, general and administrative	6,624	7,513	7,880	4,576	4,953
Depreciation and amortization	4,488	4,122	6,413	3,515	3,356

Total costs and expenses	141,330	151,874	190,349	132,694	95,701

Operating income	8,576	11,244	9,464	7,404	5,641

Other income (expense):
Equity in earnings of unconsolidated entities	3,164	1,477	192	2,308	2,236
Interest expense	(3,628)	(5,390)	(7,949)	(1,442)	(2,976)
Other, net	47	82	70	68	36

Total other income (expense)	(417)	(3,831)	(7,687)	934	(704)

Income before income taxes	$8,159	$7,413	$1,777	$8,338	$4,937

      Prior to November 6, 2002, our consolidated and combined financial statements reflected our operations as being subject to income taxes. Subsequent to November 6, 2002, we are not subject to income taxes due to our partnership structure. Therefore, we believe a more meaningful comparison of the results of our operations is income before income taxes.

      Our effective income tax rates for the period from January 1, 2002 through November 5, 2002, the nine months ended September 30, 2002, and the years ended December 31, 2001 and 2000 were 37%, 37%, 37% and 48%, respectively. Our effective income tax rates for the periods we were taxable differed from the federal tax rate of 34% primarily as a result of state income taxes and the non-deductibility of certain goodwill amortization for book purposes.

      We evaluate segment performance on the basis of operating income, which is derived by subtracting cost of products sold, operating expenses, selling, general and administrative expenses, and depreciation and amortization expense from revenues. The following table sets forth our operating income by segment, and equity in earnings of unconsolidated entities, for the nine months ended September 30, 2003 and 2002 and the years ended December 31, 2002, 2001, and 2000.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2001	2000	2003	2002

	(In thousands)
Marine transportation	$3,858	$7,787	$5,395	$3,948	$2,516
Terminalling	2,328	1,750	418	2,675	1,617
LPG distribution	2,237	1,064	3,880	1,407	1,249
Fertilizer	1,164	1,402	624	721	807
Indirect selling, general, and administrative expenses	(1,011)	(759)	(853)	(1,347)	(548)

Operating income	$8,576	$11,244	$9,464	$7,404	$5,641

Equity in earnings of unconsolidated entities	$3,164	$1,477	$192	$2,308	$2,236

      Our results of operations are discussed on a comparative basis below. We discuss items we do not allocate on a segment basis, such as equity in earnings of unconsolidated entities, interest expense, income tax expenses, and indirect selling, general and administrative expenses, after the comparative discussion of our results within each segment.

Nine Months Ended September 30, 2003 Compared to the Nine Months Ended September 30, 2002

      Our total revenues were $140.1 million for the nine months ended September 30, 2003 compared to $101.3 million for the nine months ended September 30, 2002, an increase of $38.8 million, or 38%. Our cost of products sold was $109.7 million for the nine months ended September 30, 2003 compared to $72.7 million for the nine months ended September 30, 2002, an increase of $37.0 million, or 51%. Our total operating expenses were $14.9 million for the nine months ended September 30, 2003 compared to $14.7 million for the nine months ended September 30, 2002, an increase of $0.2 million, or 1%.

      Our total selling, general and administrative expenses were $4.6 million for the nine months ended September 30, 2003 compared to $5.0 million for the nine months ended September 30, 2002, a decrease of $0.4 million, or 8%. Total depreciation and amortization was $3.5 million for the nine months ended September 30, 2003 compared to $3.4 million for the nine months ended September 30, 2002, an increase of $0.2 million, or 5%. Our operating income was $7.4 million for the nine months ended September 30, 2003 compared to $5.6 million for the nine months ended September 30, 2002, an increase of $1.8 million, or 31%.

      The results of operations are described in greater detail on a segment basis below.

Marine Transportation Business

      The following table summarizes our results of operations in our marine transportation segment.

	Nine Months Ended
	September 30,

	2003	2002

	(In thousands)
Revenues	$19,582	$17,827
Operating expenses	13,064	12,790

Operating margin	6,518	5,037
Selling, general and administrative expenses	194	401
Depreciation and amortization	2,376	2,120

Operating income	$3,948	$2,516

      Revenues. Our marine transportation revenues increased $1.8 million, or 10%, for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. Approximately $0.6 million of this increase was due to two offshore barge units that were fully utilized in the first nine months of 2003. These units were in the shipyard in the first quarter of 2002. One of the offshore barge units was in the shipyard while being converted from fuel oil service to sulfur service. This unit is currently fully utilized under a term contract with CF Martin Sulphur, L.P. The other offshore barge unit was in the shipyard for routine repairs and maintenance. The remaining increase in revenues of $1.2 million was a result of increased utilization of our inland barge fleet as there was increased demand by industrial users of fuel oil as this product was an economic substitute for higher cost natural gas.

      Operating expenses. Operating expenses increased $0.3 million, or 2%, for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. Reduced maintenance and lease expenses of $0.9 million were more than offset by salaries, benefits, supplies and other operating expenses.

      Selling, general, and administrative expenses. Selling, general and administrative expenses decreased $0.2 million, or 52% for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002.

      Depreciation and amortization. Depreciation and amortization increased $0.3 million, or 12%, for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. This increase was due primarily to depreciation of capital expenditures made during 2002.

      In summary, our marine transportation operating income increased $1.4 million, or 57%, for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002.

Terminalling Business

      The following table summarizes our results of operations in our terminalling segment.

	Nine Months
	Ended
	September 30,

	2003	2002

	(In thousands)
Revenues	$5,038	$3,741
Operating expenses	1,076	928

Operating margin	3,962	2,813
Selling, general and administrative expenses	901	940
Depreciation and amortization	386	256

Operating income	$2,675	$1,617

      Revenues. Our terminalling revenues increased $1.3 million, or 35%, for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. This increase was due primarily to additional revenue generated by our two newly constructed asphalt tanks which were put into service in May 2002 and an increase in rates for certain terminalling contracts at our Tampa terminal.

      Operating expenses. Operating expenses increased $0.1 million, or 16%, for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. This increase was due primarily to increased gas utility expense.

      Selling, general and administrative expenses. Selling, general and administrative expenses were $0.9 million for both nine month periods.

      Depreciation and amortization. Depreciation and amortization increased $0.1 million, or 51%, for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. This increase was due to new asphalt tanks put in service in May, 2002.

      In summary, our terminalling operating income increased $1.1 million, or 65%, for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002.

LPG Distribution Business

      The following table summarizes our results of operations in our LPG distribution segment.

	Nine Months Ended
	September 30,

	2003	2002

	(In thousands)
Revenues	$95,335	$59,217
Cost of products sold	92,116	55,605
Operating expenses	768	1,003

Operating margin	2,451	2,609
Selling, general and administrative expenses	960	1,091
Depreciation and amortization	84	269

Operating income	$1,407	$1,249

LPG Volumes (gallons)	139,707	120,512

      Revenues. Our LPG distribution revenue increased $36.1 million, or 61%, for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. This increase was due to both volume and price increases. Our volume for the nine months ended September 30, 2003 was 16%

greater than the nine months ended September 30, 2002. The average sales price per gallon was 39% greater for the first nine months of 2003 compared to the first nine months of 2002. The increase in both volume and price was a result of an industry-wide increase in demand for LPGs during the first quarter of 2003 compared to the first quarter of 2002 because of colder temperatures during the first quarter of 2003.

      Cost of product sold. Our cost of products sold increased $36.5 million, or 66%, for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002, which approximated our increase in sales. Our LPG cost per gallon increased approximately 43% due to colder temperatures, which resulted in an industry-wide increase in demand for LPGs in the first quarter of 2003 compared to the first quarter of 2002.

      Operating expenses. Operating expenses decreased $0.2 million, or 23%, for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002.

      Selling, general and administrative expenses. Selling, general and administrative expenses decreased $0.1 million, or 12%, for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002.

      Depreciation and amortization. Depreciation and amortization decreased $0.2 million for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002.

      In summary, our LPG distribution operating income increased $0.2 million, or 13%, for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002.

Fertilizer Business

      The following table summarizes our results of operations in our fertilizer segment.

	Nine Months Ended
	September 30,

	2003	2002

	(In thousands)
Revenues	$20,143	$20,557
Cost of products sold and operating expenses	17,579	17,066

Operating margin	2,564	3,491
Selling, general and administrative expenses	1,174	1,973
Depreciation and amortization	669	711

Operating income	$721	$807

Fertilizer Volumes (tons)	116.3	120.9

      Revenues. Our fertilizer business revenues decreased $0.4 million, or 2%, for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. This decrease was due primarily to a decrease in our sales volume. Our sales volume decreased 4% for the nine months ended September 30, 2003 as compared to the nine months ended September 30, 2002. Offsetting this decrease was a 2% increase in the average selling price per ton in the first nine months of 2003 compared to the first nine months of 2002.

      Cost of products sold and operating expenses. Our cost of products sold and operating expenses increased $0.5 million, or 3%, for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. In 2003, we experienced increased costs of raw materials, some of which we were not able to pass on to our customers.

      Selling, general and administrative expenses. Selling, general and administrative expenses decreased $0.8 million, or 40%, for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. This decrease was primarily due to a reduction in personnel and a reduction in advertising of our lawn and garden products.

      Depreciation and amortization. Depreciation and amortization was approximately the same for both nine month periods.

      In summary, our fertilizer operating income decreased $0.1 million, or 11%, for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002.

Equity in Earnings of Unconsolidated Entities

      For the nine months ended September 30, 2002, equity in earnings of unconsolidated entities primarily relates to our unconsolidated non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P. but also includes a 50% interest in a sulfur fungicide joint venture. For the nine months ended September 30, 2003, this line item includes the CF Martin Sulphur, L.P. investment only as the interest in the fungicide joint venture was retained by Martin Resource Management on November 6, 2002.

      Equity in earnings of unconsolidated entities for the nine months ended September 30, 2003 of $2.3 million increased by $0.1 million, or 3%, compared to the nine months ended September 30, 2002. Prior to our initial public offering, we held a 50% interest in a sulfur fungicide joint venture which had a $0.2 million loss for the nine months ended September 30, 2002. This increase was partially offset by a decrease in equity in earnings from CF Martin Sulphur, L.P. This joint venture interest was retained by Martin Resource Management following our initial public offering. For the nine months ended September 30, 2003, we received cash distributions from CF Martin Sulphur, L.P. of $2.7 million. For the same period in 2002, there were no cash distributions.

      Equity in earnings of CF Martin Sulphur, L.P. includes amortization of the difference between our book investment in the partnership and our related underlying equity balance. Such amortization amounted to $0.4 million for both nine month periods.

Interest Expense

      Our interest expense for all operations was $1.4 million for the nine months ended September 30, 2003 compared to $3.0 million for the nine months ended September 30, 2002, a decrease of $1.5 million, or 52%. This decrease was primarily due to lower interest rates on our variable rate debt in the first nine months of 2003 compared to the first nine months of 2002.

Indirect Selling, General and Administrative Expenses

      Indirect selling, general and administrative expenses were $1.3 million for the nine months ended September 30, 2003 compared to $0.5 million for the nine months ended September 30, 2002, an increase of $0.8 million or 146%. This increase was primarily due to higher legal fees, accounting fees and other costs associated with being a public company. For both of these nine month periods, we reimbursed Martin Resource Management $0.5 million, which we charged to indirect selling, general and administrative expenses.

      Martin Resource Management allocates to us a portion of its indirect selling, general and administrative expenses for services such as accounting, engineering, information technology and risk management. This allocation is based on the percentage of time spent by Martin Resource Management personnel that provide such centralized services. Generally accepted accounting principles also permit other methods for allocating these expenses, such as basing the allocation on the percentage of revenues contributed by a segment. The allocation of these expenses between Martin Resource Management and us is subject to a number of judgments and estimates, regardless of the method used. We can provide no assurances that our method of allocation, in the past or in the future, is or will be the most accurate or appropriate method of allocating these expenses. Other methods could result in a higher allocation of selling, general and administrative expenses to us, which would reduce our net income. Subsequent to November 1, 2002, under an omnibus agreement between us and Martin Resource Management, the amount we are required to reimburse Martin Resource Management for indirect general and administrative expenses and corporate overhead allocated to us is capped at $1.0 million during the first year of the agreement. For the year ending October 31, 2004, the cap on reimbursements for indirect general and administrative expenses and corporate overhead allocated to us is capped at $2.0 million. In each of the subsequent three years, this amount may be increased by no more than the percentage increase in the consumer price index for the applicable year. In addition, our general partner has the right to agree to further increases in connection with expansions of our operations through the acquisition or construction of new assets or businesses.

Year Ended December 31, 2002 (Combined) Compared to Year Ended December 31, 2001

      Our total revenues were $149.9 million in 2002 compared to $163.1 million in 2001, a decrease of $13.2 million, or 8%. Our cost of products sold was $110.5 million in 2002 compared to $119.8 million in 2001, a decrease of $9.3 million, or 8%. Our total operating expenses were $19.7 million in 2002 compared to $20.5 million in 2001, a decrease of $0.8 million, or 4%.

      Our total selling, general and administrative expenses were $6.6 million in 2002 compared to $7.5 million in 2001, a decrease of $0.9 million, or 12%. Depreciation and amortization was $4.5 million in 2002 compared to $4.1 million in 2001, an increase of $0.4 million, or 9%. Our operating income was $8.6 million in 2002 compared to $11.2 million in 2001, a decrease of $2.7 million, or 24%.

      These results of operations are discussed in greater detail on a segment basis below.

Marine Transportation Business

      The following table summarizes our results of operations in our marine transportation segment.

	Years Ended
	December 31,

	2002	2001

	(In thousands)
Revenues	$24,440	$28,637
Operating expenses	17,201	17,845

Operating margin	7,239	10,792
Selling, general and administrative expenses	524	505
Depreciation and amortization	2,857	2,500

	$3,858	$7,787

      Revenues. Our marine transportation revenues decreased $4.2 million, or 15%, in 2002 compared to 2001. This decrease was primarily due to lower rates we charged for our services, lower demand for our services and the temporary non-use of two of our offshore barge units. The decrease in demand for our services, as well as the decrease in our rates, was primarily due to an industry-wide decrease in the transportation of fuel oil. In 2001, higher natural gas prices created additional demand for fuel oil as a substitute for natural gas. When natural gas prices declined by the end of the second quarter of 2001, the demand for and price of fuel oil returned to normal levels. Additionally, we placed one of our offshore barge units in a shipyard for 56 days during the first quarter of 2002. This unit historically carried fuel oil and was placed in the shipyard in order to modify it to carry molten sulfur. We placed another of our offshore barge units in a shipyard for 30 days for repair and maintenance. The unavailability of these two barge units resulted in a decrease in revenues during 2002. These vessels are both currently in operation and under term contracts.

      Operating expenses. Operating expense decreased $0.6 million, or 4% in 2002 compared to 2001. This decrease was due primarily to lower expenses incurred while two of our barge units were in a shipyard for the conversion and maintenance discussed above. Additionally, in November 2002, we purchased two inland barges that were previously utilized under an operating lease agreement.

      Selling general and administrative expenses. Selling, general, and administrative expenses were $.5 million for both years.

      Depreciation and amortization. Depreciation and amortization increased $0.4 million, or 14% in 2002 compared to 2001. This increase was due primarily to depreciation of maintenance capital expenditures made during 2001. Additionally, in November 2002, we purchased two inland barges that were previously utilized under an operating lease agreement.

      In summary, our marine transportation operating income decreased $3.9 million, or 50%, in 2002 compared to 2001.

Terminalling Business

      The following table summarizes our results of operations in our terminalling segment.

	Years Ended
	December 31,

	2002	2001

	(In thousands)
Revenues	$5,158	$4,368
Operating expenses	1,181	1,075

Operating margin	3,977	3,293
Selling, general and administrative expenses	1,266	1,277
Depreciation and amortization	383	266

	$2,328	$1,750

      Revenues. Our terminalling revenues increased $0.8 million, or 18%, in 2002 compared to 2001. We received most of this increased revenue from two newly constructed asphalt tanks we put into service in May 2002.

      Operating expenses. Our operating expenses increased $0.1 million, or 10%, in 2002 compared to 2001.

      Selling, general and administrative expenses. Selling, general and administrative expenses were $1.3 million for both years.

      Depreciation and amortization. Depreciation and amortization increased $0.1 million, or 44%, in 2002 compared to 2001.

      In summary, our terminalling operating income increased $0.6 million, or 33% in 2002 compared to 2001.

LPG Distribution Business

      The following table summarizes our results of operations in our LPG distribution segment.

	Years Ended
	December 31,

	2002	2001

	(In thousands)
Revenues	$92,408	$98,615
Cost of products sold	87,189	93,664
Operating expenses	1,307	1,538

Operating margin	3,912	3,413
Selling, general and administrative expenses	1,365	1,963
Depreciation and amortization	310	386

Operating income	$2,237	$1,064

LPG Volumes (gallons)	179,508	163,518

      Revenues. Our LPG distribution revenues decreased $6.2 million, or 6% in 2002 compared to 2001. This decrease was primarily due to decreases in LPG sales prices. Our average LPG sales price, on a per gallon basis, was 15% lower in 2002 compared to 2001. This decrease in price primarily resulted from an industry-wide decrease in the demand for LPG’s during the winter of 2001/2002 compared to the winter of 2000/2001 because of colder than normal temperature during the first quarter of 2001. This decrease was offset by an industry wide increase in the demand for LPG’s during the winter of 2002/2003 compared to the winter of 2001/2002 because of colder than normal temperatures during the fourth quarter of 2002. Our LPG sales volume increased 10% in 2002 compared to 2001.

      Cost of products sold. Our cost of products sold decreased $6.5 million, or 7%, in 2002 compared to 2001. This decrease approximated our decrease in sales and was a result of a 15%, decrease in the average price per gallon for product in 2002 compared to 2001.

      Operating expenses. Operating expenses decreased $0.2 million, or 15% in 2002 compared to 2001.

      Selling, general and administrative expenses. Selling, general and administrative expenses decreased $0.6 million, or 30% in 2002 compared to 2001. This decrease was primarily due to a lower amount of incentive compensation in the first quarter of 2002 as compared to the first quarter of 2001. We paid a bonus in the first quarter of 2001 because of extraordinary operating results occurring in such quarter. This was a one-time bonus payment and was not part of an annual or other incentive compensation program. The remainder of the decrease was due to reduced bad debt costs and related legal fees.

      Depreciation and amortization. Depreciation and amortization was approximately the same for both years.

      In summary, our LPG distribution operating income increased $1.2 million, or 110%, in 2002 compared to 2001.

Fertilizer Business

      The following table summarizes our results of operation in our fertilizer segment.

	Years Ended
	December 31,

	2002	2001

	(In thousands)
Revenues	$27,900	$31,498
Cost of products sold and operating expenses	23,324	26,117

Operating margin	4,576	5,381
Selling, general and administrative expenses	2,474	3,009
Depreciation and amortization	938	970

Operating income	$1,164	$1,402

Fertilizer Volumes (tons)	158.1	161.6

      Revenues. Our fertilizer business revenues decreased $3.6 million, or 11%, in 2002 compared to 2001. This decrease was primarily due to a decrease in sales of our premium, higher priced products as our average selling price per ton fell 9% in 2002 compared to 2001. Additionally, our sales volume declined 2%, mainly as a result of our elimination of certain low margin customers in the wholesale lawn and garden division.

      Cost of products sold and operating expenses. Our cost of products sold and operating expenses decreased $2.8 million, or 11%, in 2002 compared to 2001. As mentioned, our sales volume decreased 2% and we also sold a higher proportion of lower-priced products in 2002 compared to 2001. Consequently, we purchased less higher-priced raw materials for our premium products in 2002. Therefore, our average raw material cost, on a per ton basis, was lower in 2002 compared to 2001.

      Selling, general and administrative expenses. Selling, general, and administrative expenses decreased $0.5 million, or 18%, in 2002 compared to 2001.

      Depreciation and amortization. Depreciation and amortization was approximately the same for both years.

      In summary, our fertilizer operating income decreased $0.2 million, or 17%, in 2002 compared to 2001.

Statement of Operations Items as a Percentage of Revenues.

      In the aggregate, our cost of products sold, operating expenses, selling, general and administrative expenses, and depreciation and amortization have remained relatively constant as a percentage of revenues for the years ended December 31, 2002 and December 31, 2001. The following table summarizes, on a comparative basis, these items of our statement of operations as a percentage of our revenues.

	Years Ended
	December 31,

	2002	2001

Revenues	100%	100%
Cost of products sold	74%	73%
Operating expenses	13%	13%
Selling, general and administrative expenses	4%	5%
Depreciation and amortization	3%	3%

Equity in Earnings of Unconsolidated Entities

      Prior to November 6, 2002, equity in earnings of unconsolidated entities primarily related to our 49.5% unconsolidated non-controlling limited partner interest in CF Martin Sulphur, L.P. but also included a 50% interest in a sulfur fungicide joint venture. Subsequent to November 6, 2002, this line item includes the CF Martin Sulphur, L.P. investment only as the interest in the fungicide joint venture was retained by Martin Resource Management.

      Equity in earnings of unconsolidated entities in 2002 increased $1.7 million, or 114%, compared to 2001, due to the improved operating results of CF Martin Sulphur, L.P. CF Martin Sulphur, L.P.’s average margin of products sold during 2002 increased approximately 40% when compared to its average margin during 2001. The improved sulfur margins were primarily due to an increased demand for sulfur. Additionally, CF Martin Sulphur, L.P. sold 1.1 million tons in 2002 compared to 0.9 million tons in 2001, an increase of 19%. This increase was primarily due to the new tug/barge tanker unit we chartered to CF Martin Sulphur, L.P. which was put into service in February 2002. In 2002, we received cash distributions of $0.9 million from CF Martin Sulphur, L.P. In 2001, we received cash distributions of $0.4 million from CF Martin Sulphur, L.P.

      Equity in earnings of CF Martin Sulphur, L.P. includes amortization of the difference between our book investment in the partnership and our related underlying equity balance. Such amortization amounted to $0.5 million for both years.

Interest Expense

      Our interest expense for all operations was $3.6 million for 2002 compared to $5.4 million for 2001, a decrease of $1.8 million, or 33%. This decrease was primarily due to lower interest rates on our variable rate debt in 2002 compared to 2001.

Indirect Selling, General and Administrative Expenses

      Indirect selling, general and administrative expense was $1.0 million for 2002 compared to $0.8 million for 2001, an increase of $0.3 million or 33%. This increase was primarily due to higher legal and accounting fees associated with public company filings.

      Martin Resource Management allocates to us a portion of its indirect selling, general and administrative expenses for services such as accounting, engineering, information technology and risk management. This allocation is based on the percentage of time spent by Martin Resource Management personnel that provide such centralized services. Generally accepted accounting principles also permit other methods for allocation of these expenses, such as basing the allocation on the percentage of revenues contributed by a segment. The allocation of these expenses between Martin Resource Management and us is subject to a number of judgments and estimates, regardless of the method used. We can provide no assurances that our method of allocation, in the part or in the future, is or will be the most accurate or appropriate method of allocation of these expenses. Other methods could result in a higher allocation of selling, general and administrative expenses to us, which would reduce our net income. Subsequent to November 1, 2002, under an omnibus agreement between us and Martin Resource Management, the amount we are required to reimburse Martin Resource Management for indirect general and administrative expenses and corporate overhead allocated to us was capped at $1.0 million during the first year of the agreement. For the year ending October 31, 2004, the cap on reimbursements for indirect general and administrative expenses and corporate overhead allocated to us is capped at $2.0 million. In each of the subsequent three years, this amount may be increased by no more than the percentage increase in the consumer price index for the applicable year. In addition, our general partner has the right to agree to further increases in connection with expansions of our operations through the acquisition or construction of new assets or businesses.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Our total revenues were $163.1 million in 2001 compared to $199.8 million in 2000, a decrease of $36.7 million, or 18%. Our cost of products sold was $119.8 million in 2001 compared to $150.1 million in 2000, a decrease of $30.3 million, or 20%. Our total operating expenses were $20.5 million in 2001 compared to $26.0 million in 2000, a decrease of $5.5 million, or 21%.

      Our total selling, general and administrative expenses were $7.5 million in 2001 compared to $7.9 million in 2000, a decrease of $0.4 million, or 5%. Depreciation and amortization was $4.1 million in 2001 compared to $6.4 million in 2000, a decrease of $2.3 million, or 36%. Our operating income was $11.2 million in 2001 compared to $9.5 million in 2000, an increase of $1.8 million, or 19%.

      These results of operations are discussed in greater detail on a segment basis below.

Marine Transportation Business

      The following table summarizes our results of operations in our marine transportation segment.

	Year Ended
	December 31,

	2001	2000

	(In thousands)
Revenues	$28,637	$26,060
Operating expenses	17,845	17,272

Operating margin	10,792	8,788
Selling, general and administrative expenses	505	390
Depreciation and amortization	2,500	3,003

Operating income	$7,787	$5,395

      Revenues. Our marine transportation revenues increased $2.6 million, or 10%, in 2001 compared to 2000. This increase was primarily due to increased demand for our fuel oil barge services. The increase in demand for fuel oil transportation resulted from a dramatic increase in natural gas prices in early 2001, which lead industrial customers to switch to fuel oil as a substitute for natural gas. This increase in demand also resulted in an increase in the rates we were able to charge for our services.

      Operating expenses. Operating expenses increased $0.6 million, or 3%, in 2001 compared to 2000. This increase in operating expenses was attributable to the increased utilization of our marine transportation assets.

      Selling, general and administrative expenses. Selling, general and administrative expenses increased $0.1 million, or 30%, in 2001 compared to 2000, primarily due to an increase in personnel costs associated with the hiring of maintenance personnel to internalize maintenance costs.

      Depreciation and amortization. Depreciation and amortization decreased $0.5 million, or 17%, in 2001 compared to 2000.

      In summary, our marine transportation operating income increased $2.4 million, or 44%, in 2001 compared to 2000.

Terminalling Business

      The following table summarizes our results of operations in our terminalling segment.

	Year Ended
	December 31,

	2001	2000

	(In thousands)
Revenues	$4,368	$3,978
Operating expenses	1,075	1,678

Operating margin	3,293	2,300
Selling, general and administrative expenses	1,277	1,425
Depreciation and amortization	266	457

Operating income	$1,750	$418

      Revenues. Our terminalling revenues increased $0.4 million, or 10%, in 2001 compared to 2000. This increase was primarily due to one contract renewal and one new contract we executed in early 2000. Our contract renewal related to a sulfuric acid storage contract at our Tampa terminal, which enabled us to increase our storage rates for this tank. Our new contract related to the leasing of one of our tanks in Tampa we historically leased to an affiliate. The new customer paid higher rates than the rates we charged to our affiliate. The increase in revenues in 2001 as compared to 2000 is the result of these two contracts being in place during all of 2001 while they were in place for only a portion of the year in 2000.

      Operating expenses. Operating expenses decreased $0.6 million, or 36%, in 2001 compared to 2000. This decrease was due primarily to the loss of expenses associated with the molten sulfur tank in our Tampa terminal, which we contributed to CF Martin Sulphur, L.P. in November 2000.

      Selling, general and administrative expenses. Selling, general and administrative expenses decreased $0.1 million, or 10%, in 2001 compared to 2000.

      Depreciation and amortization. Depreciation and amortization decreased $0.2 million, or 42%, in 2001 compared to 2000.

      In summary, our terminalling operating income increased $1.3 million, or 319%, in 2001 compared to 2000.

LPG Distribution Business

      The following table summarizes our results of operations in our LPG distribution segment.

	Year Ended
	December 31,

	2001	2000

	(In thousands)
Revenues	$98,615	$143,799
Cost of products sold	93,664	128,834
Operating expenses	1,538	7,041

Operating margin	3,413	7,924
Selling, general and administrative expenses	1,963	2,118
Depreciation and amortization	386	1,926

Operating income	$1,064	$3,880

LPG revenue	$98,615	$104,974

Sulphur revenue	$—	$38,825

LPG Volume (gallons)	163,518	160,125

      As discussed previously, our molten sulphur business operations were transferred to CF Martin Sulphur, L.P. in November 2000. Therefore, revenues, operating costs and operating income were reflected in the historical combined income statements prior to that time, and, subsequently, have been reflected through our unconsolidated non-controlling 49.5% limited partnership interest CF Martin Sulphur, L.P. under the equity method of accounting.

      Revenues. Our distribution revenues decreased $45.2 million, or 31%, in 2001 compared to 2000. In November 2000, we contributed our molten sulfur storage and distribution business to CF Martin Sulphur, L.P. Prior to this transaction, we reported revenues from this business in this segment. Approximately 86% of our $45.2 million decline in revenues in this segment during 2001, or $38.8 million, was attributable to the loss of our molten sulfur business revenues. The remaining 14% of this decrease, or $6.4 million, was primarily due to an industry-wide decrease in the demand and sales price of LPGs during 2001 compared to 2000. This decrease in demand and sales price was primarily caused by warmer temperatures during much of 2001. Our average LPG sales price during 2001 was 8% lower than our average sales price during 2000. The impact of this decrease in price on our revenues was partially offset by an increase in our sales volume in 2001. Our LPG sales volume during 2001 was 2% higher than our sales volume during 2000. This increased volume was a result of increased demand of certain industrial customers, whose demand is not affected significantly by temperature changes.

      Cost of products sold. Our cost of products sold decreased $35.2 million, or 27%, in 2001 compared to 2000. This decrease is due primarily to the contribution of our molten sulfur storage and distribution business to CF Martin Sulphur, L.P. and the decrease in the sales prices of LPGs for the reasons described above.

      Operating expenses. Our distribution operating expenses decreased $5.5 million, or 78%, in 2001 compared to 2000. This decrease was due primarily to expenses we no longer incurred after the contribution of our molten sulfur storage and distribution business to CF Martin Sulphur, L.P.

      Selling, general and administrative expenses. Selling, general and administrative expenses decreased $0.2 million, or 7%, in 2001 compared to 2000.

      Depreciation and amortization. Depreciation and amortization decreased $1.5 million, or 80%, in 2001 compared to 2000. This decrease was due primarily to the contribution of our molten sulfur storage and distribution business to CF Martin Sulphur, L.P. in November 2000.

      In summary, our LPG distribution operating income decreased $2.8 million, or 73%, in 2001 compared to 2000.

Fertilizer Business

      The following table summarizes our results of operations in our fertilizer segment.

	Year Ended
	December 31,

	2001	2000

	(In thousands)
Revenues	$31,498	$25,976
Cost of products sold and operating expenses	26,117	21,231

Operating margin	5,381	4,745
Selling, general and administrative expenses	3,009	3,094
Depreciation and amortization	970	1,027

Operating income	$1,402	$624

Fertilizer volume (tons)	161.6	160.7

      Revenues. Our fertilizer business revenues increased $5.5 million, or 21%, in 2001 compared to 2000. Our sales volume during 2001 was about the same as our sales volume during 2000. Our increase in revenues was primarily due to increases in our sales of higher-priced fertilizer products, which resulted in a higher average per ton sales price. In particular, we had an unusually large order under a term contract for one of our higher-priced products during 2001. Consequently, our average sales price, on a per ton basis, during 2001 was 21% higher than our average sales price during 2000.

      Cost of products sold and operating expenses. Our cost of products sold and operating expenses increased $4.9 million, or 23%, in 2001 compared to 2000. This increase in cost of products sold and operating expenses was primarily the result of our increased production of higher-priced products that required more expensive raw materials.

      Selling, general and administrative expenses. Selling, general and administrative expenses decreased $0.1 million, or 3%, in 2001 compared to 2000.

      Depreciation and amortization. Depreciation and amortization was $1.0 million for both 2001 and 2000.

      In summary, our fertilizer operating income increased $0.8 million, or 125%, in 2001 compared to 2000.

Statement of Operations Items as a Percentage of Revenues

      In the aggregate, our cost of products sold, operating expenses, selling, general and administrative expenses, and depreciation and amortization have remained relatively constant as a percentage of revenues for the years ended December 31, 2001 and December 31, 2000. The following table summarizes, on a comparative basis, these items of our statement of operations as a percentage of our revenues.

	Years Ended
	December 31,

	2001	2000

Revenues	100%	100%
Cost of products sold	73%	75%
Operating expenses	13%	13%
Selling, general and administrative expenses	5%	4%
Depreciation and amortization	3%	3%

Equity in Earnings of Unconsolidated Entities

      Equity in earnings of unconsolidated entities primarily relates to our 49.5% unconsolidated non-controlling limited partner interest in CF Martin Sulphur, L.P. In addition this line item includes our 50% interest in a sulfur fungicide joint venture. This joint venture interest was retained by Martin Resource Management.

      In 2001, equity in earnings of unconsolidated entities increased by $1.3 million over 2000, substantially due to earnings from CF Martin Sulphur L.P. for a full twelve months in 2001 compared to only one month in 2000.

      Equity in earnings of CF Martin Sulphur, L.P. includes amortization of the difference between our book investment in the partnership and our related underlying equity balance. Such amortization amounted to $0.5 million in 2001 compared to $0.1 million in 2000.

Interest Expense

      Our interest expense for all operations was $5.4 million for 2001 compared to $7.9 million for 2000, a decrease of $2.6 million, or 32%. This decrease was primarily due to our reduced debt resulting from the debt assumed by CF Martin Sulphur, L.P. in connection with the contribution of our molten sulfur storage and distribution business to it in November 2000.

Indirect Selling, General and Administrative Expenses

      Indirect selling, general and administrative expenses decreased to $0.1 million, or 11%, to $0.8 million in 2001 compared to $0.9 million in 2000.

      In our historical combined financial statements, Martin Resource Management allocated to us a portion of its indirect selling, general and administrative expenses for services such as accounting, engineering, information technology and risk management. This allocation was based on the percentage of time spent by Martin Resource Management personnel that provide such centralized services. Generally accepted accounting principles also permit other methods for allocation of these expenses, such as basing the allocation on the percentage of revenues contributed by a segment. The allocation of these expenses between Martin Resource Management and us is subject to a number of judgments and estimates, regardless of the method used. We can provide no assurances that our method of allocation, in the past or in the future, is or will be the most accurate or appropriate method of allocation of these expenses. Other methods could result in a higher allocation of selling, general and administrative expenses to us, which would reduce our net income. Subsequent to November 1, 2002, under an omnibus agreement between us and Martin Resource Management, the amount we are required to reimburse Martin Resource Management for indirect general and administrative expenses and corporate overhead allocated to us was capped at $1.0 million during the first year of the agreement. For the year ending October 31, 2004, the cap on reimbursements for indirect general and administrative expenses and corporate overhead allocated to us is capped at $2.0 million. In each of the subsequent three years, this amount may be increased by no more than the percentage increase in the consumer price index for the applicable year. In addition, our general partner has the right to agree to further increases in connection with expansions of our operations through the acquisition or construction of new assets or businesses.

Liquidity and Capital Resources

Cash Flows and Capital Expenditures

      For the nine months ended September 30, 2003, cash increased $4.2 million as a result of $12.4 million provided by operating activities, $1.3 million provided by investing activities and $9.5 million used in financing activities. For the nine months ended September 30, 2002, cash increased $0.1 million as a result of $4.6 million provided by operating activities, $1.9 million used in investing activities and $2.6 million used in financing activities.

      For the year ended December 31, 2002, cash increased $1.6 million as a result of $5.1 million provided by operating activities, $4.1 million used in investing activities, and $0.6 million provided by financing activities. For the year ended December 31, 2001, cash decreased $0.1 million as a result of $11.1 million provided by operating activities, $6.8 million used in investing activities, and $4.4 million used in financing activities. For the year ended December 31, 2000, cash remained constant as a result of $1.6 million provided by operating activities, $3.1 million used in investing activities, and $1.4 million provided by financing activities.

      For the nine months ended September 30, 2003, our investing activities consisted of capital expenditures and cash distributions from our unconsolidated non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P. For the nine months ended September 30, 2002, our investing activities consisted of capital expenditures, proceeds from the sale of property, plant and equipment and cash paid for an acquisition.

      Generally, our capital expenditure requirements have consisted, and we expect that our capital requirements will continue to consist, of:

•	maintenance capital expenditures, which are capital expenditures made to replace assets to maintain our existing operations and to extend the useful lives of our assets; and

•	expansion capital expenditures, which are capital expenditures made to grow our business, to expand and upgrade our existing marine transportation, terminalling, storage and manufacturing facilities, and to construct new plants, storage facilities, terminalling facilities and new marine transportation assets.

      For the nine months ended September 30, 2003 and 2002, our capital expenditures for property and equipment were $1.3 million and $2.2 million, respectively. For 2002, 2001, and 2000 our capital expenditures for property and equipment were $5.3 million, $6.2 million and $3.9 million, respectively.

      As to each period:

•	For the nine months ended September 30, 2003, we spent $0.1 million for the buyout of certain operating leases and $1.2 million for maintenance of marine equipment and fertilizer facilities.

•	For the nine months ended September 30, 2002, we spent $1.9 million for expansion to construct new asphalt tanks at our Stanolind terminal and $0.3 million for maintenance.

•	For the year ended December 31, 2002, we spent $4.8 million for expansion and $0.5 million for maintenance. Our expansion capital expenditures were primarily made for the construction of two new asphalt tanks and the purchase of two inland barges that were previously operated under an operating lease agreement. Our maintenance capital expenditures were primarily made in our marine transportation business for required Coast Guard dry dockings of our vessels.

•	For the year ended December 31, 2001, we spent $3.8 million for expansion and $2.5 million for maintenance. Our expansion capital expenditures were primarily made for the conversion of an inland tug barge unit to equip it to carry asphalt, the construction of two new asphalt tanks and the addition of a new fertilizer line at one of our plants. Our maintenance capital expenditures were primarily made in our marine transportation business for required Coast Guard dry dockings of our vessels.

•	For the year ended December 31, 2000, we spent $2.0 million for expansion and $1.9 million for maintenance. Our expansion capital expenditures were made primarily to complete a new fertilizer plant in Seneca, Illinois and upgrade a tank at our Tampa terminal. Our maintenance capital expenditures were primarily made in our marine transportation business for required Coast Guard dry dockings of our vessels.

      For the nine months ended September 30, 2003, financing activities consisted of cash distributions paid to common and subordinated unit holders. For the nine months ended September 30, 2002, financing activities consisted of repayment of long term debt to financial lenders, borrowings from affiliates and payments to affiliates pursuant to intercompany loans. For the nine months ended September 30, 2003, there were no payments to affiliates pursuant to intercompany loans and for the nine months ended September 30, 2002, our net payments to affiliates pursuant to intercompany loans were $2.0 million.

      For the year ended December 31, 2002, our financing activities consisted primarily of our initial public offering and related transactions. Net proceeds from the offering of $50.6 million along with initial borrowings from our new credit facility of $37.2 million, net of issuance costs, were used to pay off our existing debt of $8.8 million and debt and related costs assumed from Martin Resource Management of $73.3 million. Additionally, we paid down $2.2 million of borrowings under our existing revolving credit facility during the period subsequent to our initial public offering.

      For the year ended December 31, 2001 and 2000, financing activities consisted of repayment of long term debt to financial lenders and net borrowings from or payments to affiliates pursuant to intercompany loans. In 2001, we were able to finance our capital expenditures with operating cash flow and then make net repayments of $4.4 million. In 2000, we needed net borrowings of $1.4 million to help fund capital expenditures.

Capital Resources

      Historically, we have generally satisfied our working capital requirements and funded our capital expenditures with cash generated from operations and borrowings. We expect our primary sources of funds for short-term liquidity needs will be cash flows from operations, borrowings under our revolving credit facility and cash distributions received from CF Martin Sulphur, L.P.

      As of September 30, 2003, we had $35.0 million of outstanding indebtedness, consisting of outstanding borrowings of $25.0 million under our $25.0 million term loan and $10.0 million under our $35.0 million revolving credit facility.

      In October 2003, in connection with the financing of our acquisition from Cross of a marine terminal and our acquisition of vessels from a third party, as noted above in “Subsequent Events,” indebtedness under our revolving credit facility increased by $3.0 million above September 30, 2003 levels and in December 2003, in connection with the financing of the Tesoro Marine asset acquisition, as noted above in “Subsequent Events,” indebtedness under our revolving credit facility increased by an additional $27.0 million above September 30, 2003 levels. We intend to use the net proceeds from this offering to repay a portion of the borrowings outstanding under our revolving credit facility incurred in connection with recent acquisitions.

      We believe that cash generated from operations and our borrowing capacity under our revolving credit facility, as well as cash distributed to us from CF Martin Sulphur, L.P., will be sufficient to meet our working capital requirements, anticipated capital expenditures (exclusive of acquisitions) and scheduled debt payments for the 12-month period following the date of this prospectus. However, our ability to satisfy our working capital requirements, to fund planned capital expenditures and to satisfy our debt service obligations will depend upon our future operating performance, which is subject to certain risks. Please read “Risk Factors — Risks Relating to Our Business” for a discussion of such risks.

      Total Contractual Cash Obligations. A summary of our total contractual cash obligations, as of September 30, 2003, is as follows (amounts in thousands):

	Payment Due by Period

	Total	Less than 1	1-3	4-5	After 5
	Obligation	Year	Years	Years	Years

Long-term debt	$35,000	$—	$35,000	$—	$—
Operating leases	131	51	56	24	—
Interest expense on long-term debt	2,581	1,210	1,371	—	—

	$37,712	$1,261	$36,427	$24	$—

      We have no commercial commitments such as lines of credit or guarantees that might result from a contingent event that would require our performance pursuant to a funding commitment.

      We do not have any off-balance sheet financing arrangements.

Description of Our Credit Facility

      In connection with the Tesoro Marine asset acquisition, we entered into an amendment to our syndicated credit agreement led by Royal Bank of Canada, as administrative agent, lead arranger and book runner, and our existing credit facility was increased from a total of $60.0 million to $80.0 million. Our credit facility now consists of a $55.0 million revolving credit facility and a $25.0 million term loan. The $55.0 million revolving credit facility is comprised of (i) a $25.0 million working capital sub facility that will be used for ongoing working capital needs and general partnership purposes and (ii) a $30.0 million sub facility that may be used to finance permitted acquisitions and capital expenditures. We intend to use the net proceeds from this offering to repay $30.0 million in borrowings outstanding under our revolving credit facility incurred in connection with recent acquisitions. After giving effect to this offering, we expect to have $30.0 million available for expansion and acquisition activities under our revolving credit facility.

      Our obligations under the credit facility are secured by substantially all of our assets, including, without limitation, inventory, accounts receivable, vessels, equipment and fixed assets. We may prepay all amounts outstanding under this facility at any time without penalty.

      Indebtedness under the credit facility bears interest at either LIBOR plus an applicable margin or the base prime rate plus an applicable margin. The applicable margin for LIBOR loans will range from 1.75% to 2.75% and the applicable margin for base prime rate loans will range from 0.75% to 1.75%. We incur a commitment fee on the unused portions of the revolving credit facility.

      In addition, the credit agreement contains various covenants, which, among other things, limit our ability to: (i) incur indebtedness; (ii) grant certain liens; (iii) merge or consolidate unless we are the survivor; (iv) sell all or substantially all of our assets; (v) make acquisitions; (vi) make certain investments; (vii) make capital expenditures; (viii) make distributions other than from available cash; (ix) create obligations for some lease payments; (x) engage in transactions with affiliates; or (xi) engage in other types of business.

      The credit agreement also contains covenants, which, among other things, require us to maintain specified ratios of: (i) minimum net worth (as defined in the credit agreement) of $40.0 million; (ii) EBITDA (as defined in the credit agreement) to interest expense of not less than 3.0 to 1.0; (iii) total debt to EBITDA, pro forma for any asset acquisition, of not more than 3.5 to 1.0; (iv) current assets to current liabilities of not less than 1.1 to 1.0; and (v) an orderly liquidation value of pledged fixed assets to the aggregate outstanding principal amount of our term indebtedness and our revolving acquisition sub facility of not less than 1.5 to 1.0 until the date that is one year after the closing of the Tesoro Marine asset acquisition and not less than 1.75 to 1.0 thereafter. We were in compliance with our debt covenants for the period November 6, 2002 through December 31, 2002, as of December 31, 2002, for the nine months ended September 30, 2003 and as of September 30, 2003.

      The amount we are able to borrow under the working capital sub facility is based on a formula. Under this formula, our borrowing base under the sub facility is calculated based on 75% of eligible accounts receivable plus 60% of eligible inventory. Such borrowing base will be reduced by $375,000 per quarter during the entire three year term of our revolving credit facility. This quarterly reduction may decrease the amount we may borrow under the working capital sub facility and could result in quarterly mandatory prepayments to the extent that borrowings under this sub facility exceed the revised borrowing base.

      Other than mandatory prepayments that would be triggered by certain asset dispositions, the issuance of subordinated indebtedness or as required under the above noted borrowing base reductions, the credit agreement requires interest only payments on a quarterly basis until maturity. All outstanding principal and unpaid interest must be paid by November 4, 2005. The credit agreement contains customary events of default, including, without limitation, payment defaults, cross-defaults to other material indebtedness, bankruptcy-related defaults, change of control defaults and litigation-related defaults.

Seasonality

      A substantial portion of our revenues are dependent on sales prices of products, particularly LPGs and fertilizers, which fluctuate in part based on winter and spring weather conditions. The demand for LPGs is strongest during the winter heating season. The demand for fertilizers is strongest during the early spring planting season. However, our marine transportation and terminalling businesses and the molten sulfur business of CF Martin Sulphur, are typically not impacted by seasonal fluctuations. We expect to derive a majority of our net income from our marine transportation and terminalling businesses and our unconsolidated non-controlling interest in CF Martin Sulphur, L.P. Therefore, we do not expect that our overall net income will be impacted by seasonality factors.

Impact of Inflation

      Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations in 2000, 2001, 2002 or the first three quarters of 2003. However, inflation remains a factor in the United States economy and could increase our cost to acquire or replace property, plant and equipment as well as our labor and supply costs. We cannot assure you that we will be able to pass along increased costs to our customers.

Environmental Matters

      Our operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which these operations are conducted. We incurred no significant environmental costs, liabilities or expenditures to mitigate or eliminate environmental contamination during 1999, 2000, 2001, 2002 or the first three quarters of 2003. Under the omnibus agreement, Martin Resource Management will indemnify us for five years after the closing of our initial public offering, which closed in November 2002, against:

•	certain potential environmental liabilities associated with the assets it contributed to us relating to events or conditions that occurred or existed before the closing of our initial public offering, and

•	any payments we are required to make, as a successor in interest to affiliates of Martin Resource Management, under environmental indemnity provisions contained in the contribution agreement associated with the contribution of assets by Martin Resource Management to CF Martin Sulphur, L.P. in November 2000.

Recent Accounting Pronouncements

      In June 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligation.” SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, with the associated asset retirement costs being capitalized as a part of the carrying amount of the long-lived asset. SFAS No. 143 also includes disclosure requirements that provide a description of asset retirement obligations and reconciliation of changes in the components of those obligations. We adopted SFAS No. 143 on January 1, 2003 with no material impact on our financial condition or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

      Market risk is the risk of loss arising from adverse changes in market rates and prices. The principal market risk to which we are exposed is commodity price risk for LPGs. We also incur, to a lesser extent, risks related to interest rate fluctuations. We do not engage in commodity contract trading or hedging activities.

      Commodity Price Risk. Our LPG storage and distribution business is a “margin-based” business in which our gross profits depend on the excess of our sales prices over our supply costs. As a result, our profitability is sensitive to changes in the market price of LPGs. LPGs are a commodity and the price we pay for them can fluctuate significantly in response to supply and other market conditions over which we have no control. When there are sudden and sharp decreases in the market price of LPGs, we may not be able to maintain our margins. Consequently, sudden and sharp decreases in the wholesale cost of LPGs could reduce our gross profits. We attempt to minimize our exposure to market risk by maintaining a balanced inventory position by matching our physical inventories and purchase obligations with sales commitments. We do not acquire and hold inventory or derivative financial instruments for the purpose of speculating on price changes that might expose us to indeterminable losses.

      Interest Rate Risk. We are exposed to changes in interest rates as a result of our term loan and revolving credit facility, each of which have a floating interest rate as of September 30, 2003. We had a total of $35.0 million of indebtedness outstanding under our credit facility at September 30, 2003. The impact of a 1% increase in interest rates on this amount of debt would result in an increase in interest expense, and a corresponding decrease in income before income taxes of approximately $0.4 million annually.

BUSINESS

Overview

      We provide marine transportation, terminalling, distribution and midstream logistical services for producers and suppliers of hydrocarbon products and by-products, lubricants and other liquids. We also manufacture and market sulfur-based fertilizers and related products. Hydrocarbon products and by-products are produced primarily by major and independent oil and gas companies who often turn to independent third parties, such as us, for the transportation and disposition of these products. In addition to these major and independent oil and gas companies, our primary customers include independent refiners, large chemical companies, fertilizer manufacturers and other wholesale purchasers of hydrocarbon products and by-products.

      We operate primarily in the Gulf Coast region of the United States. This region is a major hub for petroleum refining, natural gas processing and support services to the offshore exploration and production industry. We provide our marine transportation and midstream logistical services and distribute hydrocarbon products and by-products primarily to customers who are located in this region or in close proximity to ports located along the Gulf of Mexico Intracoastal Waterway and the Mississippi River inland waterway system. The fertilizer and related products we manufacture are sold throughout the United States.

      We are a Delaware limited partnership formed in 2002 by Martin Resource Management, a privately-held company whose initial predecessor was incorporated in 1951 as a supplier of products and services to drilling rig contractors. Since then, Martin Resource Management has expanded its operations through acquisitions and internal expansion initiatives as its management identified and capitalized on the needs of producers and purchasers of hydrocarbon products and by-products and other bulk liquids. Martin Resource Management retains control over our operations through its ownership of our general partner, as well as a significant ownership interest in us through its current ownership of approximately 58.3% of our limited partner interests in the form of subordinated units. Following this offering, Martin Resource Management will own approximately 50.2% of our limited partner interests in the form of subordinated units.

      Martin Resource Management has operated our business for several years. Martin Resource Management began operating our LPG distribution business in the 1950s. It began our marine transportation business in the late 1980s. It entered into our fertilizer and terminalling businesses in the early 1990s. In recent years, Martin Resource Management has increased the size of our asset base through expansions and strategic acquisitions. For example, in 1997 and 1998, it acquired a total of 18 tank barges and 11 pushboats for our marine transportation business in two acquisitions. Additionally, in 1998 it acquired our fertilizer plants in Odessa and Plainview, Texas as well as our plants in Salt Lake City, Utah and Maricopa, Arizona. In 1999 and 2000, it built three tanks and upgraded a fourth tank at our terminalling facilities. Finally, it built our fertilizer plant in Seneca, Illinois in 1999 and 2000.

Primary Lines of Business

      We organize our operations into four general lines of business that can be summarized as follows:

•	Marine Transportation Business. We own a marine fleet of 34 inland tank barges, 17 inland pushboats and two offshore tug/barge tanker units that transport hydrocarbon products and by-products. We provide these transportation services on a fee basis primarily under annual contracts. We recently acquired nine of our inland tank barges and four of our inland pushboats in connection with the closing of the Tesoro Marine asset acquisition described below in “— Recent Developments — Tesoro Marine Asset Acquisition.”

•	Terminalling Business. We own or operate 16 marine terminal facilities and two inland terminal facilities that provide storage and handling services for producers and suppliers of hydrocarbon products and by-products, lubricants and other liquids. We recently acquired 13 of our marine terminal facilities and one of our inland terminal facilities in connection with the closing of the Tesoro Marine asset acquisition. Please read “— Recent Developments — Tesoro Marine Asset Acquisition.” Following the acquisition of these terminals, we began providing land rental to oil and gas companies along with storage and handling services for lubricants and fuel oil. Also in connection with the closing of the Tesoro Marine asset acquisition, we began distributing and marketing lubricants primarily to the offshore exploration and production industry.

•	LPG Distribution Business. We purchase LPGs primarily from oil refiners and natural gas processors. We store LPGs in our supply and storage facilities for resale to propane retailers and industrial LPG users in Texas and the southeastern United States. We own three LPG supply and storage facilities with an aggregate storage capacity of approximately 132,000 gallons and we lease approximately 128 million gallons of underground storage capacity. We generally try to coordinate our sales and purchases of LPGs based on the same daily price index for LPGs in order to decrease the impact of LPG price volatility on our profitability.

•	Fertilizer Business. We manufacture and sell fertilizer products, which are primarily sulfur-based, and other sulfur-related products to regional wholesale distributors and industrial users.

      We receive a material portion of our net income and cash available for distribution from our unconsolidated non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P., a limited partnership formed by Martin Resource Management and CF Industries, Inc. in November 2000. This partnership collects and aggregates, transports, stores and markets molten sulfur supplied by oil refiners and natural gas processors. Martin Resource Management and CF Industries jointly control this partnership through equal ownership of its general partner. Martin Resource Management manages the day-to-day operations of CF Martin Sulphur, L.P. under a long-term services agreement. We account for this limited partner interest using the equity method of accounting, which requires us to report only the equity earnings from our limited partner interest.

Recent Developments

      Tesoro Marine Asset Acquisition. In December 2003, we completed the acquisition of certain assets associated with Tesoro Marine Services, L.L.C.’s shore based marine activities for $25.0 million plus approximately $1.8 million for Tesoro Marine’s lubricant inventories. The assets we acquired included 13 marine terminals and one inland terminal located along the Gulf Coast from Venice, Louisiana to Corpus Christi, Texas, nine inland tank barges and four inland pushboats, and Tesoro Marine’s lubricant distribution and marketing business. We financed this acquisition through borrowings under our revolving credit facility. Tesoro Marine Services, L.L.C. is a subsidiary of Tesoro Petroleum Corporation, a refiner and marketer of petroleum products. Please read “— Terminalling Business — Our Marine Terminals — Full Service Terminals,” “— Terminalling Business — Our Marine Terminals — Fuel and Lubricant Terminals” and “— Terminalling Business — Our Inland Terminals” for a more detailed description of the terminalling assets we acquired.

      The nine inland tank barges range in capacity from approximately 4,500 to 29,000 barrels and are an average of 39 years old. The four inland pushboats are an average of 32 years old and range in horsepower from 800 to 1,800. While we cannot quantify how long we will be able to continue to use these assets, we believe we will be able to replace these assets as necessary or be able to use capacity from our existing fleet of inland pushboats and tank barges in order to continue to provide our marine transportation services. Please read “— Marine Transportation Business — Our Marine Fleet” for a more detailed description of the marine transportation assets we acquired. We also acquired all of the customer contracts related to the Tesoro Marine assets that were assignable.

      We believe that the acquisition of Tesoro Marine’s terminals and lubricant distribution and marketing business further strengthened our presence and infrastructure in our core Gulf Coast market. We believe that with the addition of the Tesoro Marine assets, we are one of the largest operators of marine service terminals in the Gulf Coast region providing broad geographic coverage and distribution capability for our products and services.

      In December 2003, in a parallel transaction, Midstream Fuel Service LLC, a wholly owned subsidiary of Martin Resource Management, the owner of our general partner, completed its acquisition of Tesoro Marine’s fuel oil distribution business for approximately $2.0 million plus approximately $4.8 million for Tesoro Marine’s diesel fuel inventories. Midstream Fuel, rather than us, acquired these assets from Tesoro Marine because fuel oil distribution generates non-qualifying income under Internal Revenue Service regulations applicable to publicly traded limited partnerships. However, following the closing of the marine asset acquisition and the fuel oil distribution acquisition, we entered into certain agreements with Martin Resource Management pursuant to which we provide marine transportation and terminalling services to Midstream Fuel and Midstream Fuel provides terminal services to us to handle lubricants, greases and drilling fluids.

      Cross Oil Terminal Acquisition. In October 2003, we acquired a marine terminal located on the Ouachita River in southern Arkansas from Cross Oil Refining & Marketing, Inc. for $2.0 million. At the same time, we entered into a five year terminalling agreement with Cross, with two five year renewal terms, whereby Cross has the right to use the acquired marine terminal for the storage of crude oil and/or finished oil products. We also entered into a five year marine transportation agreement with Cross, with two five year renewal terms, whereby we agreed to provide two inland tank barges on a full time basis for the marine transportation of crude oil and finished oil products owned by Cross or owned by others that are in transit to Cross’s refinery located in southern Arkansas. After the fifth anniversary of the Cross acquisition and under certain circumstances, Cross has the right over a certain period to repurchase the marine terminal. If Cross exercises this repurchase right we will receive at least the fair market value of the marine terminal at the time of repurchase.

      In October 2003, in another separate transaction, we purchased an inland pushboat and two inland tank barges from a third party for $1.0 million. We use these vessels to transport crude oil pursuant to the marine transportation agreement with Cross.

      Bank Credit Facility Expansion. In December 2003, we amended our credit agreement and increased our existing credit facility from a total of $60.0 million to $80.0 million. Our term loan remained at $25.0 million and our revolving credit facility increased from $35.0 million to $55.0 million. Our expanded revolving credit facility provides for a $30.0 million acquisition line and a $25.0 million working capital facility. We financed the Tesoro Marine asset acquisition through borrowings under our revolving credit facility. We intend to use the net proceeds of this offering to repay a portion of the borrowings outstanding under our revolving credit facility.

Business Strategy

      The key components of our business strategy are to:

•	Expand Services Provided to Existing Customers. We generally begin a relationship with a customer by transporting or marketing a limited range of products or providing a limited range of other services or products. We believe expanding our service and product offerings to existing customers is the most efficient and cost effective method of utilizing our asset base and customer relationships to achieve internal growth in revenues and cash flow. We believe significant opportunities exist to provide additional services and products to existing customers.

•	Pursue Strategic Acquisitions. We survey the marketplace to identify and pursue acquisitions that expand the services and products we offer or that expand our geographic presence. After acquiring other businesses, we will attempt to utilize our industry knowledge, network of customers and suppliers and strategic asset base to operate the acquired businesses more efficiently and competitively, thereby increasing revenues and cash flow.

•	Attract New Customers in Existing Geographic Markets. Our marine transportation operations are primarily focused in the Gulf Coast region and along the southern portion of the nation’s inland waterway system. We seek to identify and pursue opportunities to expand our customer base for our marine transportation business in our existing geographic markets. We sell our fertilizer products throughout the United States and we sell our industrial sulfur products primarily in the eastern United States. We seek to expand our customer base for these products in these geographic markets.

•	Expand Geographically. We work to identify and assess other attractive geographic markets for our services and products based on the market dynamics and the cost to penetrate such markets. We typically enter a new market through an acquisition or by securing at least one major customer or supplier and then dedicating or purchasing assets for operation in the new market. Once in a new territory, we seek to expand our operations within this new territory both by targeting new customers and by selling additional services and products to our original customers in the territory.

•	Pursue Strategic Alliances. Many of our larger customers are establishing strategic alliances with midstream logistics management service providers to address logistical and transportation problems or achieve operational synergies. These strategic alliances are typically structured differently than our regular commercial relationships, with the goal that such relationship would result in us providing or receiving a more comprehensive package of services and/or products to or from the customer or supplier. We intend to pursue strategic alliances with significant customers in the future.

Competitive Strengths

      We believe we are well positioned to execute our business strategy because of the following competitive strengths:

•	Asset Base and Integrated Distribution Network. We operate a diversified asset base that, together with the services provided by Martin Resource Management, enables us to offer our customers an integrated distribution network consisting of transportation, terminalling and midstream logistical services while minimizing our dependence on the availability and pricing of services provided by third parties. Our integrated distribution network enables us to provide customers a complementary portfolio of transportation, terminalling, distribution and midstream logistical services for hydrocarbon products and by-products.

•	Strategically Located Terminal Facilities. The Tesoro Marine asset acquisition further strengthened our presence and infrastructure in our core Gulf Coast market. We believe we are one of the largest providers of shore bases and one of the largest lubricant distributors and marketers in the Gulf Coast region. In addition, we are one of the largest operators of marine service terminals in the Gulf Coast region providing broad geographic coverage and distribution capability of our products and services to our customers.

•	Specialized Transportation Equipment and Storage Facilities. We have the assets and expertise to handle and transport certain hydrocarbon products and by-products with unique requirements for transportation and storage, such as molten sulfur, asphalt and sulfuric acid. For example, we own facilities and resources to transport molten sulfur and asphalt, which must be maintained at temperatures between approximately 275 and 350 degrees Fahrenheit to remain in liquid form. We believe these capabilities help us enhance relationships with our customers by offering them services to handle their unique product requirements.

•	Experienced Management Team and Operational Expertise. Members of our management team have, on average, more than 23 years of experience in the industries in which we operate. Further, members of our management team have been employed by Martin Resource Management, on average, for 20 years. Our management team has a successful track record of creating internal growth and completing acquisitions. We believe our management team’s experience and familiarity of our industry and businesses are important assets that assist us in implementing our business strategies and pursuing our growth strategies.

•	Strong Industry Reputation and Established Relationships With Suppliers and Customers. We believe we have established a reputation in our industry as a reliable and cost-effective supplier of services to our customers and have a track record of safe, efficient operation of our facilities. Our management has also established long-term relationships with many of our suppliers and customers. We believe we benefit from our management’s reputation and track record, and from these long-term relationships.

•	Financial Flexibility. Following this offering, we believe the borrowings available under our revolving credit facility and our ability to issue additional partnership units will provide us with the financial flexibility to enable us to pursue expansion and acquisition opportunities. After giving effect to this offering, we expect to have $30.0 million available for expansion and acquisition activities under our revolving credit facility.

Marine Transportation Business

Industry Overview

      The United States inland waterway system is a vast and heavily used transportation system. This inland waterway system is composed of a network of interconnected rivers and canals that serve as water highways and is used to transport vast quantities of products annually. This waterway system extends approximately 26,000 miles, 12,000 miles of which are generally considered significant for domestic commerce.

      The Gulf Coast region is a major hub for petroleum refining. Approximately two-thirds of United States refining capacity expansion in the 1990s occurred in this region. The hydrocarbon refining process generates products and by-products that require transportation in large quantities from the refinery or processor. Convenient access to and use of this waterway system by the petroleum and petrochemical industry is a major reason for the current location of United States refineries and petrochemical facilities. Recent growth in refining and natural gas processing capacity has increased the volume of hydrocarbon products and by-products transported within the Gulf Coast region, which consequently has increased the need for transportation, storage and distribution facilities.

      The marine transportation industry uses pushboats and tugboats as power sources and tank barges for freight capacity. The combination of the power source and tank barge freight capacity is called a tow.

Our Marine Fleet

      We own a fleet of inland and offshore tows that provide marine transportation of hydrocarbon products and by-products produced in oil refining and natural gas processing. Our marine transportation system operates on the United States inland waterway system, primarily between domestic ports along the Gulf of Mexico Intracoastal Waterway, the Mississippi River system and the Tennessee-Tombigbee Waterway system. Our inland tows generally consist of one pushboat and one to three tank barges, depending upon the horsepower of the pushboat, the river or canal capacity and conditions, and customer requirements. Our offshore tows consist of one tugboat, with much greater horsepower than an inland pushboat, and one large tank barge.

      We transport asphalt, fuel oil, gasoline, sulfur and other bulk liquids. The following is a summary description of the marine vessels we use in our marine transportation business:

				Description of
Class of Equipment	Number in Class		Capacity/Horsepower	Products Carried

Inland tank barges	13	(1)	20,000 bbl and under	Asphalt, crude oil, fuel oil and gasoline(4)
Inland tank barges	21	(2)	20,000 - 30,000 bbl	Asphalt, crude oil, fuel oil and gasoline(4)
Inland pushboats	17	(3)	800 - 1,800 horsepower	N/A
Offshore tank barges	2		40,000 bbl and 12,500 long-tons	Sulfur and asphalt
Offshore tugboats	2		3,200 - 7,200 horsepower	N/A

(1)	Includes eight inland tank barges acquired in the Tesoro Marine asset acquisition.

(2)	Includes one inland tank barge acquired in the Tesoro Marine asset acquisition.

(3)	Includes four inland pushboats acquired in the Tesoro Marine asset acquisition.

(4)	One of our 13 inland tank barges with capacity of 20,000 bbl and under, and seven of our 21 inland tank barges with capacity of 20,000 to 30,000 bbl, are specialized and equipped to transport asphalt.

      Our largest marine transportation customers include major and independent oil and gas refining companies, petroleum marketing companies, CF Martin Sulphur, L.P. and Martin Resource Management. We conduct our marine transportation services under spot contracts and under term contracts that typically range from one to 12 months in length.

      In order to maintain a balance of pricing flexibility and stable cash flow, we strive to maintain an appropriate mix of spot versus term contracts, based on current market conditions. We are currently a party to a three-year charter agreement with Martin Resource Management for the use of four of our marine vessels on a spot-contract basis subject to the availability of such vessels at the time of Martin Resource Management’s request. This contract, the term of which began on November 1, 2002, covers our four vessels that are not currently subject to term agreements. The fees we charge Martin Resource Management are based on the then applicable market rates we charge third parties on a spot-contract basis. Additionally, Martin Resource Management has agreed for the three-year term to use these four vessels in a manner such that we will receive at least $5.6 million annually for the use of these vessels by Martin Resource Management and third parties. In the event we do not receive at least $5.6 million annually for the use of these vessels, Martin Resource Management will pay us any deficiency within 30 days after the end of the applicable 12-month period. We expect this agreement will allow us to maintain historic cash flow levels from our marine vessels not currently chartered under term contracts.

      Finally, in connection with the Tesoro Marine asset acquisition, we entered into a new transportation services agreement with Martin Resource Management under which we provide marine transportation services. The per gallon fee we charge under this agreement is fixed during the first year of the agreement and is adjusted annually based on a price index. This fee was determined based on comparable market rates for arms-length negotiated fees. The agreement has a three-year term, which began in December 2003, and will automatically renew for successive one-year terms unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term. In addition, within 30-days of the expiration of the then applicable term, both parties have the right to renegotiate the rate for the use of our vessels. If no agreement is reached as to a new rate by the end of the then-applicable term, the agreement will terminate.

      We have chartered one of our offshore tug/barge tanker units to CF Martin Sulphur, L.P. for a guaranteed daily rate, subject to certain adjustments. This rate was determined on an arm’s-length basis and was based on rates we charged third parties at the time. This charter has an unlimited term but may be cancelled by CF Martin Sulphur, L.P. upon 90 days notice. We do not have the right to terminate this agreement. However, we believe CF Martin Sulphur, L.P. will not terminate this charter in the near future because CF Martin Sulphur, L.P. has multi-year delivery commitments requiring it to use this offshore tug/barge tanker unit or risk not being able to meet its delivery commitments.

Competition

      We compete primarily with other marine transportation companies. The marine barging industry has experienced significant consolidation in the past few years. The total number of tank barges and pushboats that operate in the inland waters of the United States declined from approximately 4,200 in 1982 to approximately 2,900 in 1993 and has remained relatively constant at approximately 2,900 since 1993. We believe the earlier decrease primarily resulted from:

•	the increasing age of the domestic tank barge fleet, resulting in retirements;

•	a reduction in tax incentives, which previously encouraged speculative construction of new equipment;

•	stringent operating standards to adequately address safety and environmental risks;

•	the elimination of government programs supporting small refineries;

•	an increase in environmental regulations mandating expensive equipment modification; and

•	more restrictive and expensive insurance.

      There are several barriers to entry into the marine transportation industry that discourage the emergence of new competitors. Examples of these barriers to entry include:

•	significant start-up capital requirements;

•	the costs and operational difficulties of complying with stringent safety and environmental regulations;

•	the cost and difficulty in obtaining insurance; and

•	the number and expertise of personnel required to support marine fleet operations.

We believe the reduction of the number of tank barges, the consolidation among barging companies and the significant barriers to entry in the industry have resulted in a more stabilized and favorable pricing environment for our marine transportation services.

      We believe we compete favorably with many of our competitors. Historically, competition within the marine transportation business was based primarily on price. However, we believe customers are placing an increased emphasis on safety, environmental compliance, quality of service and the availability of a single source of supply of a diversified package of services. In particular, we believe customers are increasingly seeking transportation vendors that can offer marine, land, rail and terminal distribution services, as well as provide operational flexibility, safety, environmental and financial responsibility, adequate insurance and quality of service consistent with the customer’s own operations and policies. We operate a diversified asset base that, together with the services provided by Martin Resource Management, enables us to offer our customers an integrated distribution network consisting of transportation, terminalling, distribution and midstream logistical services for hydrocarbon products and by-products.

      In addition to competitors that provide marine transportation services, we also compete with providers of other modes of transportation, such as rail tank cars, tractor-trailer tank trucks and, to a limited extent, pipelines. We believe we offer a competitive advantage over rail tank cars and tractor-trailer tank trucks because marine transportation is a more efficient, and generally less expensive, mode of transporting hydrocarbon products and by-products. For example, a typical two inland barge unit carries a volume of product equal to approximately 80 rail cars or 250 tanker trucks. Pipelines generally provide a less expensive form of transportation than marine transportation. However, pipelines are not able to transport most of the products we transport and are generally a less flexible form of transportation because they are limited to the fixed point-to-point distribution of commodities in high volumes over extended periods of time.

Seasonality

      The demand for our marine transportation business is subject to some seasonality factors. Our asphalt shipments are generally higher during April through November when weather allows for efficient road construction. However, demand for marine transportation of sulfur, fuel oil and gasoline is directly related to production of these products in the oil refining and natural gas processing business, which is fairly stable.

Terminalling Business

Industry Overview

      The United States petroleum distribution system moves petroleum products and by-products from oil refinery and natural gas processing facilities to end users. This distribution system is comprised of a network of terminals, storage facilities, pipelines, tankers, barges, rail cars and trucks. Terminals play a key role in moving these products throughout the distribution system by providing storage, blending and other ancillary services.

      In the 1990’s, the petroleum industry entered a period of consolidation. Refiners and marketers developed large-scale, cost-efficient operations resulting in several refinery acquisitions, combinations, alliances and joint ventures. This consolidation resulted in major oil companies integrating the various components of their businesses, including terminalling. However, major integrated oil companies later concentrated their focus and resources on their core competencies of exploration, production, refining and retail marketing and examined ways to lower their distribution costs. Additionally, the Federal Trade Commission required some divestitures of terminal assets in markets in which merged companies, alliances and joint ventures were regarded as having excessive market power. As a result of these factors, oil and gas companies began to increasingly rely on third parties such as us to perform many terminalling services.

      Although many large energy and chemical companies own terminalling facilities, these companies also use third party terminalling services. Major energy and chemical companies typically have a strong demand for terminals owned by independent operators when such terminals are strategically located at or near key transportation links, such as deep-water ports. Major energy and chemical companies also need independent terminal storage when their owned storage facilities are inadequate, either because of lack of capacity, the nature of the stored material or specialized handling requirements.

      The Gulf Coast region is a major hub for petroleum refining. Approximately two-thirds of United States refining capacity expansion in the 1990s occurred in this region. Growth in the refining and natural gas processing industries has increased the volume of hydrocarbon products and by-products that are transported within the Gulf Coast region, which consequently has increased the need for terminalling services.

      The marine and offshore oil and gas exploration and production industries use terminal facilities in the Gulf Coast region as shore bases that provide them logistical support services as well as provide a broad range of products, including diesel fuel, lubricants, chemicals and supplies. The demand for these types of terminals, services and products is driven primarily by offshore exploration, development and production in the Gulf of Mexico. Offshore activity is greatly influenced by current and projected prices of oil and natural gas.

Our Marine Terminals

      We own or operate 16 marine terminals along the Gulf Coast from Tampa, Florida to Corpus Christi, Texas. Our terminal assets are located at strategic distribution points for the products we handle and are in close proximity to our customers. Further, the location and composition of our terminals are structured to complement our other businesses and reflect our strategy to provide a broad range of integrated services in the handling and transportation of hydrocarbon products and by-products. We developed our terminalling assets by acquiring existing terminalling facilities and then customizing and upgrading these facilities as needed to integrate the facilities into our hydrocarbon product and by-product transportation network and to more effectively service customers. We expect to continue to acquire facilities, streamline their operations and customize and upgrade them as part of our growth strategy. We also continually evaluate opportunities to add services and increase access to our terminals to attract more customers and create additional revenues.

      We are one of the largest operators of marine service terminals in the Gulf Coast region. These terminals are used to distribute and market lubricants and the full service terminals also provide shore bases for companies that are operating in the offshore exploration and production industry. Customers are primarily oil and gas exploration and production companies and oilfield service companies such as drilling mud companies, marine transportation companies, and offshore construction companies. Shore bases typically provide logistical support including the storing and handling of tubular goods, loading and unloading bulk materials, providing facilities from which major and independent oil companies can communicate with and control offshore operations, selling potable water and leasing dockside facilities to companies which provide complementary products and services such as drilling fluids and cementing services. We generate revenues from our terminals that have shore bases by fees that we charge our customers under land rental contracts for the use of our terminal facility for these shore bases. These contracts generally provide us a fixed land rental fee and additional rental fees that are determined based on a percentage of the sales value of the products and services delivered from the shore base. We also generate revenues through the distribution and marketing of lubricants. Lubricants are used in the operation of offshore drilling rigs, offshore production and transmission platforms, and various ships and equipment engaged in marine transportation. In addition, Martin Resource Management, through contractual arrangements, pays us for storage and terminalling of fuel oil at these terminal facilities.

      We own or operate 16 marine terminals that we divide generally into three classes of terminals: (i) full service terminals, (ii) fuel and lubricant terminals and (iii) specialty petroleum terminals.

Full Service Terminals

      We own or operate seven full service terminals, which we acquired in the Tesoro Marine asset acquisition. These terminal facilities distribute and market lubricants and provide storage and handling services for fuel oil. The significant difference between our full service terminals and our fuel and lubricant terminals is that our full service terminals generate additional revenues from providing shore bases to support our customer’s operating activities related to the offshore exploration and production industry. One typical use for our shore bases is for drilling mud manufacturers to manufacture and sell drilling mud to the offshore drilling industry. Offshore drilling companies may also set up service facilities at these terminals to support their offshore operations. Customers are primarily oil and gas exploration and production companies, and oilfield service companies such as drilling mud companies, marine transportation companies, and offshore construction companies.

      The following is a summary description of our seven full service terminals:

Terminal	Location	Acres	Tanks	Aggregate Capacity

Pelican Island	Galveston, Texas	51.3	14	57,200 Bbls.
Harbor Island(1)	Harbor Island, Texas	25.5	10	37,400 Bbls.
Freeport No. 1(2)	Freeport, Texas	12.4	4	8,500 Bbls.
Port O’Connor(3)	Port O’Connor, Texas	22.8	8	7,000 Bbls.
Sabine Pass(4)	Sabine Pass, Texas	23.1	11	18,100 Bbls.
Cameron “East”(5)	Cameron, Louisiana	34.3	7	33,000 Bbls.
Cameron “West”(6)	Cameron, Louisiana	16.9	5	19,000 Bbls.

(1)	A portion of this terminal is located on land owned by a third party and leased under a lease that expires in January 2005 and can be extended through January 2015.

(2)	A portion of this terminal is located on land owned by a third party and leased under a lease that expires in May 2004.

(3)	This terminal is located on land owned by a third party and leased under a lease that expires in March 2004 and can be extended until through March 2014.

(4)	A portion of this terminal is located on land owned by a third party and leased under a lease that expires in September 2016 and can be renewed through September 2026.

(5)	This terminal is located on land owned by third parties and leased under leases that expire between March 2007 and June 2017.

(6)	This terminal is located on land owned by a third party and leased under a lease that expires in February 2008 and can be extended through February 2013.

Fuel and Lubricant Terminals

      We own or operate six lubricant and fuel oil terminals, which we acquired in the Tesoro Marine asset acquisition. These terminals are located in the Gulf Coast region and provide storage and handling service for lubricants and fuel oil. We also distribute and market lubricants at these terminals.

      The following is a summary description of our fuel and lubricant terminals:

Terminal	Location	Tanks	Aggregate Capacity

Amelia(1)	Amelia, Louisiana	17	14,900 Bbls.
Berwick(2)	Berwick, Louisiana	4	24,900 Bbls.
Intracoastal City(3)	Intracoastal City, Louisiana	17	34,300 Bbls.
Venice	Venice, Louisiana	1	7,200 Bbls.
Fourchon(4)	Fourchon, Louisiana	7	30,100 Bbls.
Freeport(5)	Freeport, Texas	1	8,300 Bbls.

(1)	This terminal is located on land owned by a third party and leased under a lease that expires in January 2010.

(2)	This terminal is located on land owned by third parties and leased under a lease that expires in September 2007 and can be extended through September 2017.

(3)	A portion of this terminal is located on land owned by a third party at which we throughput fuel oil pursuant to an agreement that expires in December 2006 and can be extended through December 2009.

(4)	This terminal is located on land owned by a third party at which we throughput lubricants and fuel oil pursuant to an agreement that expires in March 2007.

(5)	We own tanks and certain other assets located at a terminal owned by third parties.

Specialty Petroleum Terminals

      We own or operate three terminal facilities providing storage and handling services for some or all of the following: asphalt, sulfur, sulfuric acid, fuel oil, crude oil and other hydrocarbon products and by-products. Our specialty terminals have an aggregate storage capacity of approximately 1.0 million barrels. Each of these terminals has storage capacity for hydrocarbon products and by-products and has assets to handle products transported by vessel, barge and truck. Our Tampa terminal is located on approximately 10 acres of land owned by the Tampa Port Authority and leased to us under a 10-year lease that expires on December 15, 2006. Our Stanolind terminal is located on approximately 11 acres of land owned by Martin Resource Management and us and located on the Neches River in Beaumont. Our Ouachita

County terminal is located on approximately six acres of land owned by us on the Ouachita River in southern Arkansas.

      At our Tampa and Stanolind terminals, our customers are primarily large oil refining and natural gas processing companies. We charge a fixed monthly fee for the use of our facilities, based on the capacity of the applicable tank. We conduct a substantial portion of our terminalling operations under long-term contracts, which enhances the stability and predictability of our operations and cash flow. We attempt to balance our short term and long term terminalling contracts in order to allow us to maintain a consistent level of cash flow while maintaining flexibility to earn higher storage revenues when demand for storage space increases. At our Ouachita County terminal, Cross operates the terminal under a long-term terminalling agreement whereby we receive a throughput fee. We also continually evaluate opportunities to add services and increase access to our terminals to attract more customers and create additional revenues.

      The following is a summary description of our specialty marine terminals:

			Aggregate
Terminal	Location	Tanks(3)	Capacity	Products	Description

Tampa(1)	Tampa, Florida	7	719,000 Bbls.	Asphalt, fuel oil and sulfuric acid	Marine terminal, loading/unloading for vessels, barges and trucks
Stanolind(2)	Beaumont, Texas	2	160,000 Bbls.	Asphalt and fuel oil	Marine terminal, loading/unloading for vessels, barges and trucks
Ouachita County	Ouachita County, Arkansas	2	77,500 Bbls.	Crude oil	Marine terminal, loading/unloading for vessels, barges and trucks

(1)	This terminal is located on land owned by the Tampa Port Authority and leased to us under a lease that expires in December 2006.

(2)	A portion of this terminal is located on land owned by Martin Resource Management and on land we own. We use marine terminal, loading and unloading, and other common use facilities owned by Martin Resource Management under a perpetual use, ingress-egress and utility facilities easement.

(3)	In addition to the tanks listed in the table, CF Martin Sulphur, L.P. owns one tank at our Tampa terminal and three tanks at the Stanolind terminal. Martin Resource Management owns two tanks at the Stanolind terminal.

Our Inland Terminals

      We own or operate two inland terminals. At Mont Belvieu, Texas, we own a rail unloading terminal where we unload and measure hydrocarbon by-products and transport these products via a half-mile pipeline to Enterprise Products Texas Operating L.P.’s LPG fractionator facility. Our fees for the use of this facility are based on the number of gallons unloaded at the terminal. In Houston, Texas, we operate an inland terminal used for lubricant blending, storage, packaging and distribution, which we acquired in the Tesoro Marine asset acquisition. This terminal is used as our central hub for lubricant distribution where we receive, blend, package, and ship our lubricants to our terminals or directly to customers.

      The following is a summary description our inland terminals:

			Aggregate
Terminal	Location	Tanks	Capacity	Products	Description

Houston(1)	Houston, Texas	25	331,000 gallons	Lubricants	Truck loading/ unloading
Mont Belvieu	Mont Belvieu, Texas	N/A	20 rail car spaces	Propane-propylene mix	Rail car unloading

(1)	This terminal is located on land owned by a third party at which we throughput lubricants pursuant to a month-to-month agreement.

Competition

      We compete with independent terminal operators and major energy and chemical companies that own their own terminalling facilities. We believe many customers prefer to contract with independent terminal operators rather than terminal operators owned by integrated energy and chemical companies that may have refining or marketing interests that compete with the customers.

      Independent terminal owners generally compete on the basis of the location and versatility of terminals, service and price. A favorably-located terminal has access to various cost effective transportation modes, both to and from the terminal, such as waterways, railroads, roadways and pipelines. Terminal versatility depends upon the operator’s ability to handle diverse products, some of which have complex or specialized handling and storage requirements. The service function of a terminal includes, among other things, the safe storage of product at specified temperature, moisture and other conditions, and receiving and delivering product to and from the terminal. All of these services must be in compliance with applicable environmental and other regulations.

      We believe we successfully compete for terminal customers because of the strategic location of our terminals along the Gulf Coast, our integrated transportation services, our reputation, the prices we charge for our services and the quality and versatility of our services. Additionally, while some companies have significantly more terminalling capacity than us, not all terminalling facilities located in the markets we serve are equipped to properly handle specialty products such as asphalt, sulfur or sulfuric acid. As a result, our facilities typically command higher terminal fees when compared to fees charged for terminalling of other petroleum products.

      The principal competitive factors affecting our newly acquired terminals, which primarily provide lubricant distribution and marketing as well as shore bases at certain terminals, are the locations of the facilities, availability of competing logistical support services, and the experience of personnel and dependability of service. The distribution and marketing of our lubricant products is brand sensitive, and we will encounter brand loyalty competition. Shore base rental contracts are generally long-term contracts and provide more protection from competition. Our primary competitors for both lubricants and shore bases include several independent operations as well as major companies that maintain their own similarly equipped marine terminals, shore bases and lubricant supply sources.

LPG Distribution Business

Industry Overview

      LPG is a by-product of oil refining and natural gas processing. LPG consists of hydrocarbons that are vapors at normal temperatures and pressures but change to liquid at moderate pressures. The main constituent of LPG is propane, and LPG is often generally referred to as propane. Other LPG products include butanes and natural gasoline.

      Propane is used as a heating fuel, an engine fuel, an industrial fuel and as a petrochemical feedstock in the production of ethylene and propylene. Butane is used as a petrochemical feedstock in the production of ethylene and butadiene (a key ingredient in synthetic rubber), as a blendstock for motor gasoline and to derive isobutane through isomerization. Natural gasoline, a mixture of pentanes and heavier hydrocarbons, is used primarily as motor gasoline blend stock or petrochemical feedstock.

Our LPG Facilities

      We purchase LPGs primarily from major domestic oil refiners and natural gas processors. We transport LPGs using Martin Resource Management’s land transportation fleet or by contracting with common carriers, owner-operators and railroad tank cars. We typically enter into annual contracts with independent retail distributors to deliver their estimated annual volume requirements based on prevailing market prices. We believe dependable delivery is very important to these customers and in some cases may be more important than price. We ensure adequate supply of LPGs, including during times of peak demand, through:

•	storage of propane purchased in off-peak months,

•	efficient use of the transportation fleet of vehicles owned by Martin Resource Management, and

•	product management expertise to obtain supplies when needed.

      The following is a summary description of our owned and leased LPG facilities:

LPG Facility(1)	Location	Capacity	Description

Retail terminals	Kilgore, Texas	90,000 gallons	Retail propane distribution
	Longview, Texas	30,000 gallons
	Henderson, Texas	12,000 gallons
Storage	Arcadia, Louisiana(2)	120 million gallons	Underground storage
	Hattiesburg, Mississippi(3)	5.25 million gallons
	Mt. Belvieu, Texas(3)	2.5 million gallons

(1)	In addition, under a throughput agreement whose initial term ends in October 2005, we are entitled to the sole access to and use of a truck loading and unloading and pipeline distribution terminal owned by Martin Resource Management and located at Mont Belvieu, Texas. This terminal facility has a storage capacity of 330,000 gallons.

(2)	We lease our underground storage at Arcadia, Louisiana from Martin Resource Management under a three-year product storage agreement, which is renewable on a yearly basis thereafter subject to a redetermination of the lease rate for each subsequent year.

(3)	We lease our underground storage at Hattiesburg, Mississippi and Mont Belvieu, Texas from third parties under one-year lease agreements, which we have renewed annually for more than 20 years.

      Our above ground storage facilities have one or more 12,000 or 30,000 gallon storage tanks. We lease underground storage capacity of 120 million gallons in Arcadia, Louisiana from Martin Resource Management. We also lease 2.5 million gallons of underground storage in Mont Belvieu, Texas and 5.25 million gallons at Hattiesburg, Mississippi from third parties under one-year lease agreements. As a result of our and Martin Resource Management’s distribution system and storage capacity, we have the ability to buy and store large volumes of LPGs that allow us to achieve product cost savings and avoid shortages during periods of tight supply.

      Our LPG customers consist of retail propane distributors, industrial processors and refiners. For the year ended December 31, 2002, we sold approximately 62% of our LPG volume to independent retail propane distributors located in Texas and the southeastern United States and approximately 38% of our LPG volume to refiners and industrial processors.

Competition

      We compete with large integrated LPG producers and marketers, as well as small local independent marketers. LPGs compete primarily with natural gas, electricity and fuel oil as an energy source, principally on the basis of price, availability and portability.

Seasonality

      The level of LPG supply and demand is subject to changes in domestic production, weather, inventory levels and other factors. While production is not seasonal, residential and wholesale demand is highly seasonal. This imbalance causes increases in inventories during summer months when consumption is low and decreases in inventories during winter months when consumption is high. If inventories are low at the start of the winter, higher prices are more likely to occur during the winter. Additionally, abnormally cold weather can put extra upward pressure on prices during the winter because there are less readily available sources of additional supply except for imports which are less accessible and may take several weeks to arrive. General economic conditions and inventory levels have a greater impact on industrial and refinery use of LPGs than the weather.

      Although the LPG industry is subject to seasonality factors, such factors generally do not affect our LPG distribution business because we do not consume LPGs. We generally maintain consistent margins in our LPG distribution business because we attempt to pass increases and decreases in the cost of LPGs directly to our customers. We generally try to coordinate our sales and purchases of LPGs based on the same daily price index of LPGs in order to decrease the impact of LPG price volatility on our profitability.

Fertilizer Business

Industry Overview

      Fertilizers are manufactured chemicals containing nutrients known to improve the fertility of soils. Nitrogen, phosphorus, potassium and sulfur are the four most important nutrients for crop growth. These nutrients are found naturally in soils. However, soils used for agriculture become depleted of these nutrients and frequently require fertilizers rich in these essential nutrients to restore fertility. The Fertilizer Institute has estimated that the earth’s soil contains less than 20% of organic plant nutrients needed to meet worldwide food production needs. As a result, we believe mineral fertilizer production will continue to be an important industrial market.

      The fertilizer market is primarily driven by agricultural demand. Worldwide consumption of mineral fertilizers grew from 117 million tons in 1980 to 138 million tons in 1990, and remained relatively flat from 1990 to 2000. Despite the relative stagnation in the past ten years, we expect the worldwide fertilizer market to grow over the next two decades. The United Nations has estimated that the world population will reach 7.7 billion by 2020, an increase of 35% from 5.7 billion in 1995. The United Nations also has estimated that the world population in 2020 will require an estimated 40% more grain than the world population in 1999 and that most of this increase in production will need to be produced on existing cultivated land through increased yield per acre. Consequently, we expect agricultural demand for fertilizer products to increase to support the greater agricultural output requirements for the increase in population.

      Industrial sulfur products are used in a wide variety of industries. For example, these products are used in power plants, paper mills, auto and tire manufacturing plants, food processing plants, road construction, cosmetics and pharmaceuticals. The largest consumers of industrial sulfur products are power plants, paper mills and rubber products manufacturers.

Our Operations and Products

      We entered the fertilizer manufacturing business in 1990 through an acquisition. We acquired two additional fertilizer manufacturing companies in 1998. Over the next two years we expended significant resources to replace and update facilities and other assets at the companies, and to integrate each of the businesses into our business. These acquisitions have subsequently increased the profitability of our fertilizer business.

      Fertilizer and related sulfur products are a natural extension of our business because of our access to sulfur and our distribution capabilities. This business allows us to leverage our relationship with CF Martin Sulphur, L.P. by using our access to its sulfur to produce a value added product for the fertilizer and industrial sulfur market. Please read “— CF Martin Sulphur, L.P. — Our Commercial Relationship with CF Martin Sulphur, L.P.” Our annual fertilizer and industrial sulfur products sales have grown from approximately 62,000 tons in 1997 to approximately 158,000 tons in 2002 as a result of acquisitions and internal growth.

      We manufacture and market the following fertilizer and related sulfur products:

•	Plant nutrient sulfur products. We produce plant nutrient and agricultural ground sulfur products at our two facilities in Odessa, Texas. We also produce plant nutrient sulfur at our facility in Seneca, Illinois. Our plant nutrient sulfur product is a 90% degradable sulfur product marketed under the Disper-Sul® trade name and sold throughout the United States to direct application agricultural markets. Our agricultural ground sulfur products are used primarily in the western United States on grapes and vegetable crops.

•	Ammonium sulfate products, NPK products and related blended products. We produce various grades of ammonium sulfate including coarse and standard grades, a 40% ammonium sulfate solution and a Kosher- approved food grade material. We also produce ammonium sulfate, nitrogen-phosphorus-potassium products (commonly referred to as NPK products). Our NPK products are an ammoniated phosphate fertilizer containing nitrogen, phosphorus and potash that we manufacture so all particles have a uniform composition. These products primarily serve direct application agricultural markets within a 400-mile radius of our manufacturing plant in Plainview, Texas. We blend our ammonium sulfate to make custom grades of lawn and garden fertilizer at our facilities in Salt Lake City, Utah. We package these custom grade products under both proprietary and private labels and sell them to major retail distributors, and other retail customers, of these products.

•	Industrial sulfur products. We produce industrial sulfur products such as emulsified sulfur, elemental pastille sulfur, and industrial ground sulfur products. We produce emulsified sulfur at our Texarkana, Texas facility. Emulsified sulfur is primarily used to control the sulfur content in the pulp and paper manufacturing processes. We produce elemental pastille sulfur at our two Odessa, Texas facilities and at our Seneca, Illinois facility. Elemental pastille sulfur is used to increase the efficiency of the coal-fired precipitators in the power industry. These industrial ground sulfur products are also used in a variety of dusting and wettable sulfur applications such as rubber manufacturing, fungicides, sugar and animal feeds.

Our Fertilizer Plants

      The following is a summary description of our fertilizer plants:

Facility	Location	Capacity	Description

Two fertilizer plants	Odessa, Texas	70,000 tons/year	Dry sulfur fertilizer production
Fertilizer plant	Seneca, Illinois	36,000 tons/year	Dry sulfur fertilizer production
Fertilizer plant	Plainview, Texas	180,000 tons/year	Fertilizer production
Fertilizer plant	Salt Lake City, Utah	25,000 tons/year	Blending and packaging
Industrial sulfur blending plant	Texarkana, Texas	18,000 tons/year	Emulsified sulfur production

      We also own a fertilizer plant in Maricopa, Arizona. We are in the process of shutting down this plant in order to better utilize our facilities and optimize efficiencies. Previously our Salt Lake City, Utah fertilizer plant and Maricopa, Arizona plant produced similar fertilizers. In May 2003, we experienced a casualty loss caused by a lightening strike at one of our Odessa, Texas sulfur and fertilizer facilities. We are using the insurance proceeds to upgrade our equipment at this facility.

      In the United States, fertilizer is generally sold to farmers through local dealers. These dealers are typically owned and supplied by much larger wholesale distributors. We sell primarily to these wholesale distributors, as well as to a small number of independent dealers throughout the United States. Our industrial sulfur products are marketed primarily in the eastern United States, where many paper manufacturers and power plants are located.

      Our fertilizer products are sold in accordance with our price lists that vary from state to state. We update our price lists periodically to make seasonal pricing adjustments. If necessary, we adjust our price lists more frequently to maintain competitive pricing. These products are sold at negotiated prices, generally set on an annual basis. The pricing in our industrial products business is generally very stable throughout any particular year. We transport our fertilizer and industrial sulfur products to our customers using third party common carriers. We utilize rail shipments for large volume and long distance shipments where available.

Competition

      We compete with several other large fertilizer and sulfur products manufacturers. However, we believe our close proximity to our customers is a competitive advantage for us. Because our manufacturing plants are located close to our customer base, we are able to save on freight costs and respond quickly to customer requests, and we also believe we have greater insight about local market conditions. Additionally, we believe our relationship with CF Martin Sulphur, L.P. affords us a secure and reliable source of sulfur materials.

Seasonality

      Sales of our agricultural fertilizer are partly seasonal as a result of increased demand during the growing season. Sales of our industrial sulfur-based products, however, are generally consistent throughout the year. In 2002, approximately 21% of our product sales volumes were to industrial users.

CF Martin Sulphur, L.P.

      CF Martin Sulphur, L.P., a limited partnership formed by Martin Resource Management and CF Industries in November 2000, operates a molten sulfur distribution and marketing business. We own an unconsolidated non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P. CF Industries owns the remaining 49.5% limited partner interest in CF Martin Sulphur, L.P. CF Industries is one of North America’s largest interregional cooperatives, owned by and serving nine regional farm supply cooperatives. Through thousands of member-owned sales outlets, CF Industries’ nitrogen and phosphate fertilizers reach over one million farmers and ranchers in 48 states and the Canadian provinces of Ontario and Quebec. CF Industries is the third largest phosphate fertilizer producer in Florida. Our unconsolidated non-controlling 49.5% interest in CF Martin Sulphur, L.P. is subject to a buy-sell agreement which is described in more detail in “— Management and Ownership” below.

Sulfur Industry Overview

      Sulfur is a natural element and is required to produce a variety of industrial products. In the United States, approximately 11 million tons of sulfur is consumed annually, with the Tampa, Florida area being the largest single market. Currently, all sulfur produced in the United States is “recovered sulfur,” or sulfur that is a by-product from oil refineries and natural gas processing plants. Sulfur production in the United States is principally located along the Gulf Coast, along major inland waterways and in some areas of the western United States.

      Sulfur is an important plant nutrient and is used in the manufacture of phosphate fertilizers. Approximately 53% of worldwide sulfur consumption is currently used for phosphate fertilizers, with the balance used for industrial purposes. The primary application of sulfur in fertilizers occurs in the form of sulfuric acid. Burning sulfur creates sulfur dioxide, which is subsequently oxidized and dissolved in water to create sulfuric acid. The sulfuric acid is then combined with phosphate rock to make phosphoric acid, the base material for most high-grade phosphate fertilizers.

      In addition to agricultural applications, sulfur (usually in the form of sulfuric acid) is essential for manufacturing pharmaceuticals, paper, chemicals, paint, steel, petroleum and other products. Sulfuric acid is the most commonly produced chemical in the world.

Business and Assets of CF Martin Sulphur, L.P.

      CF Martin Sulphur, L.P. gathers molten sulfur from refiners, primarily located on the Gulf Coast, and from natural gas processing plants, primarily located in the southwestern United States. CF Martin Sulphur, L.P. transports sulfur by inland and offshore barges, rail cars and trucks and handled over 2.1 million long tons of sulfur in 2002. Recovered sulfur is mainly kept in liquid form from production to usage at a temperature of approximately 275 degrees Fahrenheit. Because of the temperature requirement, the sulfur industry uses specialized equipment to store and transport molten sulfur. CF Martin Sulphur, L.P. has the necessary transportation and storage assets and expertise to handle the unique requirements for transportation and storage of molten sulfur.

      The term of CF Martin Sulphur, L.P.’s commercial contracts typically range from one to five years in length. The prices in such contracts are usually tied to a published market indicator and fluctuate, typically quarterly, according to the price movement of the indicator. CF Martin Sulphur, L.P. also provides barge transportation and tank storage to large integrated oil companies that produce sulfur and fertilizer manufacturers that consume sulfur under transportation and storage contracts that range from three to five years in duration. CF Martin Sulphur, L.P. also leases a 12,500-ton ocean going barge and a tug from us under an annual renewable contract.

      CF Martin Sulphur, L.P. leases approximately 190 railcars equipped to transport molten sulfur. It also has the following major marine assets it uses to ship molten sulfur from our Beaumont, Texas terminal to our Tampa, Florida terminal:

Asset	Class of Equipment	Capacity/Horsepower	Products Transported

Margaret Sue	Offshore tank barge	10,450 long tons	Molten sulfur
M/V Martin Explorer	Offshore tugboat	7,200 horsepower	N/A
Poseidon(1)	Offshore tank barge	12,500 long tons	Molten sulfur
Orion(1)	Offshore tugboat	7,200 horsepower	N/A
M/V Martin Express	Inland pushboat	1,200 horsepower	N/A
MGM 101	Inland tank barge	2,450 long tons	Molten sulfur
MGM 102	Inland tank barge	2,450 long tons	Molten sulfur

(1)	We own the Poseidon and Orion and lease them to CF Martin Sulphur, L.P.

      The following is a summary description of the tanks owned by CF Martin Sulphur, L.P. and located at our terminals:

Terminal	Location	Tanks	Total Aggregate Capacity	Products Stored

Tampa	Tampa, Florida	1	16,000 long tons	Molten sulfur
Stanolind	Beaumont, Texas	3	46,500 long tons	Molten sulfur

Our Commercial Relationship with CF Martin Sulphur, L.P.

      We are both an important supplier to and customer of CF Martin Sulphur, L.P. We have chartered one of our offshore tug/barge tanker units to CF Martin Sulphur, L.P. for a guaranteed daily rate, subject to certain adjustments. This charter has an unlimited term but may be cancelled by CF Martin Sulphur, L.P. upon 90 days notice. CF Martin Sulphur, L.P. paid to have this tug/barge tanker unit reconfigured to carry molten sulfur. In the event CF Martin Sulphur, L.P. terminates this charter agreement, we are obligated to reimburse CF Martin Sulphur, L.P. for a portion of such reconfiguration costs. As of December 31, 2002, our aggregate reimbursement liability would have been approximately $2.3 million. This amount decreases by approximately $300,000 annually based on an amortization rate.

      We did not have significant revenues from CF Martin Sulphur, L.P. prior to 2002. However, as a result of this charter agreement, revenues from our relationship with CF Martin Sulphur, L.P. accounted for approximately 22% of our total marine transportation revenues for the year ended December 31, 2002. In addition, we purchase all our sulfur from CF Martin Sulphur, L.P. at its cost under a sulfur supply contract. This agreement has an annual term, which is renewable for subsequent one-year periods.

      We own a non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P. CF Martin Sulphur, L.P. is managed by its general partner which is jointly owned and controlled by CF Industries and Martin Resource Management. Martin Resource Management also conducts the day-to-day operations of CF Martin Sulphur, L.P. under a long-term services agreement.

Competition

      Nine phosphate fertilizer manufacturers together consume a vast majority of the total United States production of sulfur. These companies buy from resellers as well as directly from producers. CF Martin Sulphur, L.P. owns or leases two of the four vessels currently used to transport molten sulfur between Tampa, Florida and United States ports on the Gulf of Mexico. Its primary competition consists of producers that sell their production directly to a fertilizer manufacturer that has its own transportation assets, or foreign suppliers from Mexico or Venezuela that may sell into the Florida market.

Management and Ownership

      Management. CF Martin Sulphur, L.P. is managed and operated by its general partner which is equally owned and controlled by Martin Resource Management and CF Industries. We have virtually no control over the operations or management of CF Martin Sulphur, L.P. The partnership’s general partner, CF Martin Sulphur, L.L.C., is operated by a board of four managers, two of which are designated by Martin Resource Management and two of which are designated by CF Industries. The managers designated by CF Industries have the sole authority to cause CF Martin Sulphur, L.L.C. to act in regard to certain tax matters and in regard to certain relationships between CF Martin Sulphur, L.P. on the one hand and Martin Resource Management and its affiliates on the other hand. Likewise, the managers designated by Martin Resource Management have the sole authority to cause CF Martin Sulphur, L.L.C. to act in regard to certain relationships between CF Martin Sulphur, L.P., on the one hand, and CF Industries and its affiliates on the other hand. For all other matters, all actions of the board of managers require the unanimous vote of a properly constituted quorum of managers. The presence of at least one manager designated by each of CF Industries and Martin Resource Management must be present to constitute a proper quorum for the transaction of company business. Martin Resource Management manages the day-to-day operations of CF Martin Sulphur, L.P. under a long-term services agreement.

      Non-Competition Covenant. Each of Martin Resource Management and CF Industries agreed that for so long as it owns an interest in CF Martin Sulphur, L.P., and for five years after the disposition of its interest, it will not engage in any business that competes, directly or indirectly, with CF Martin Sulphur, L.P. in the gathering, aggregation, transportation and sale of molten sulfur. This covenant not to compete does not restrict or prohibit the parties from continuing certain businesses the parties operated prior to the formation of CF Martin Sulphur, L.P., such as Martin Resource Management’s business of transporting sulfur by truck for third parties as a carrier, or holding certain passive investments. As a result of our 49.5% interest in CF Martin Sulphur, L.P., we are subject to this agreement not to compete.

      Distributions. Generally, distributions of cash from CF Martin Sulphur, L.P. will be allocated among partners on the basis of each partner’s ownership interest. The partnership agreement of CF Martin Sulphur, L.P. states that distributions of cash to its partners, including us, will be subject to the discretion of its general partner, except that CF Martin Sulphur, L.P. is required to make cash distributions, to the extent cash is available, as follows:

•	quarterly distributions of cash to partners to cover any required quarterly federal and state tax payments (based on the assumption that all partners pay federal income tax at the highest rate applicable to corporations and based on other assumptions with respect to state taxes), provided the cash distribution for a quarter does not exceed 25% of the forecasted cash available for distribution for the relevant year; and

•	annual distributions of cash generated by operations in excess of the amounts CF Martin Sulphur, L.L.C. determines are necessary to retain for future working capital and the operation of the CF Martin Sulphur, L.P.’s business, anticipated capital expenditures and required debt service payments.

If the general partner of CF Martin Sulphur, L.P. does not declare a distribution for a period of a calendar quarter or longer, CF Martin Sulphur, L.P. must make the following distributions:

•	not later than ten business days prior to the date during any calendar quarter that any partner will be required to make an estimated income tax payment to any federal or state tax authority in respect of its share of CF Martin Sulphur, L.P.’s taxable income during such period, CF Martin Sulphur, L.P. must make a cash distribution to each partner equal to the approximate amount described immediately above in the first bullet point; and

•	not later than the 90th day following each fiscal year end, CF Martin Sulphur, L.P. must make an additional cash distribution to its partners in an amount equal to the positive difference between each partner’s share of CF Martin Sulphur, L.P.’s distributable cash and the sum of distributions already made to that partner in respect of such fiscal year.

      We have received a cash distribution of $891,000 from CF Martin Sulphur, L.P., in each of December 2002 and March, June and September 2003.

      Transfer Restrictions. Generally, we and the other partners in CF Martin Sulphur, L.P. are prohibited from transferring our interests in the partnership to a third party until November 2005. Thereafter, a partner may only transfer its interest if:

•	the general partner consents to the transfer;

•	the partner transfers its entire interest in the partnership;

•	the person acquiring the interest does not compete with the business of the non-transferring partners as conducted on the date of the proposed transfer;

•	the purchase price consists solely of cash;

•	the non-transferring partners are given a right of first refusal to purchase the interest on the same terms and conditions as the third party offer; and

•	the transfer otherwise complies with the provisions contained in the partnership agreement of CF Martin Sulphur, L.P.

      Buy-Sell Right. Upon a change of control of either Martin Resource Management or CF Industries, the other party has the right to implement a buy-sell right contained in the CF Martin Sulphur, L.P. partnership agreement. In addition, this buy-sell right can also be implemented in the event that Martin Resource Management no longer controls our general partner. If implemented, this buy-sell mechanism requires the party subject to the change of control to specify in good faith the fair market value of CF Martin Sulphur, L.P. The other party then has the right for a specified period of time to either sell its and its affiliates’ limited and general partner interests to the other party, or buy the limited and general partner interests owned by the other party and its affiliates, at a price that, in either case, is based upon the proportionate share of this value.

      Additionally, beginning in November 2005, any partner may implement a buy-sell right contained in the CF Martin Sulphur, L.P. partnership agreement that would require the initiating party to either sell the limited and general partner interests owned by it and its affiliates to the other party, or buy the limited and general partner interests owned by the other party and its affiliates at a negotiated price or, if a price cannot be agreed upon, at a price based upon the proportionate share of the fair market value of CF Martin Sulphur, L.P. as determined in good faith by the initiating party. This buy-sell right may be exercised by any partner, but only once a year during the 30-day period following each anniversary date of the partnership agreement beginning November 2005. The partnership agreement also provides for a similar buy-sell mechanism if Ruben Martin, who is also our chief executive officer, is removed from the office of president of CF Martin Sulphur, L.P. under prescribed circumstances.

      The partnership agreement of CF Martin Sulphur, L.P. provides that these buy-sell rights may be exercised by CF Industries with respect to the general and limited partner interests owned directly or indirectly by Martin Resource Management and us. Consequently, our 49.5% limited partner interest in CF Martin Sulphur, L.P. will be treated as though it was owned directly by Martin Resource Management for so long as Martin Resource Management is subject to this buy-sell right.

      Conversely, these buy-sell rights may be exercised by Martin Resource Management and us with respect to the general and limited partner interests in CF Martin Sulphur, L.P. owned directly or indirectly by CF Industries. Martin Resource Management has agreed with us that it will not exercise these buy-sell rights without our prior written consent. If Martin Resource Management elects, with our consent, to exercise its right to purchase the general and limited partner interests CF Industries owns in CF Martin Sulphur, L.P., the purchase price for and ownership of the interests will be allocated between us and Martin Resource Management in accordance with our respective ownership interests in CF Martin Sulphur, L.P. Martin Resource Management has also agreed with us that it will not sell or transfer its interest in CF Martin Sulphur, L.L.C. without our prior written consent, except in circumstances when Martin Resource Management is obligated to sell such interest pursuant to either the limited liability company agreement of CF Martin Sulphur, L.L.C. or the partnership agreement of CF Martin Sulphur, L.P.

Our Relationship with Martin Resource Management

      Martin Resource Management is engaged in the following principal business activities:

•	providing land transportation of various liquids using a fleet of approximately 310 trucks and road vehicles and approximately 650 road trailers;

•	distributing fuel oil, sulfuric acid, marine fuel and other liquids;

•	providing marine bunkering and other shore-based marine services in Mobile, Alabama;

•	operating a small crude oil gathering business in Stephens, Arkansas;

•	operating an underground LPG storage facility in Arcadia, Louisiana;

•	supplying employees and services for the operation of our business;

•	operating, for its account, our account and the account of CF Martin Sulphur, L.P., the docks, roads, loading and unloading facilities and other common use facilities or access routes at our Stanolind terminal; and

•	operating, solely for our account, an LPG truck loading and unloading and pipeline distribution terminal in Mont Belvieu, Texas.

      We are and will continue to be closely affiliated with Martin Resource Management as result of the following relationships.

      Ownership. Martin Resource Management currently owns an approximate 58.3% limited partner interest in us, and after giving effect to this offering will own an approximate 50.2% limited partner interest in us. Additionally, Martin Resource Management owns our general partner, which owns a 2.0% general partner interest in us and our incentive distribution rights.

      Management. Martin Resource Management directs our business operations through its ownership and control of our general partner. We benefit from our relationship with Martin Resource Management through access to a significant pool of management expertise and established relationships throughout the energy industry. We do not have employees. Martin Resource Management employees are responsible for conducting our business and operating our assets on our behalf. Following the closing of the pending Tesoro Marine asset acquisition, which is subject to a number of conditions, Martin Resource Management employees will conduct the operations to be acquired from Tesoro Marine.

      We are a party to an omnibus agreement with Martin Resource Management. The omnibus agreement requires us to reimburse Martin Resource Management for all direct and indirect expenses it incurs or payments it makes on our behalf or in connection with the operation of our business. We reimbursed Martin Resource Management for $1.9 million of direct costs and expenses for the period from November 6, 2002, the date of our initial public offering, to December 31, 2002. The direct expenses Martin Resource Management incurs on our behalf consist primarily of our allocable portion of salaries and employee benefits costs of its employees who will provide direct support for our operations. There is no monetary limitation on the amount we are required to reimburse Martin Resource Management for direct expenses. Under the omnibus agreement, the reimbursement amount with respect to indirect general and administrative and corporate overhead expenses is capped at $2.0 million for the year period ending October 31, 2004. For each of the subsequent three years, this amount may be increased by no more than the percentage increase in the consumer price index and is also subject to adjustment for expansions of our operations. The cap was recently increased from $1.0 million to $2.0 million to account for the additional operations acquired in recent acquisitions, including the Tesoro Marine asset acquisition. We reimbursed Martin Resource Management for $110,000 of indirect expenses for the period from November 6, 2002, the date of our initial public offering, to December 31, 2002. These indirect expenses cover all of the centralized corporate functions Martin Resource Management provides for us, such as accounting, treasury, clerical billing, information technology, administration of insurance, general office expenses and employee benefit plans and other general corporate overhead functions we share with Martin Resource Management retained businesses.

      Martin Resource Management also licenses certain of its trademarks and tradenames to us under this omnibus agreement.

      Commercial. We have been and anticipate that we will continue to be both a significant customer and supplier of products and services offered by Martin Resource Management. Our motor carrier agreement with Martin Resource Management provides us with access to Martin Resource Management’s fleet of approximately 310 road vehicles and approximately 650 road trailers to provide land transportation in the areas served by Martin Resource Management. Our ability to utilize Martin Resource

Management’s land transportation operations is currently a key component of our integrated distribution network.

      We also use the underground storage facilities owned by Martin Resource Management in our LPG distribution operations. We lease an underground storage facility from Martin Resource Management in Arcadia, Louisiana with a storage capacity of 120 million gallons. Our use of this storage facility gives us greater flexibility in our operations by allowing us to store a sufficient supply of product during times of decreased demand for use when demand increases.

      In the aggregate, our purchases of land transportation services, storage services, LPG products and sulfuric acid from Martin Resource Management would have accounted for approximately 8%, 6% and 7% of our total cost of products sold in 2002, 2001 and 2000, respectively. We also purchase marine fuel from Martin Resource Management, which we account for as an operating expense.

      Correspondingly, Martin Resource Management is one of our significant customers. It primarily uses our marine transportation, terminalling and LPG distribution services for its operations. We provide marine transportation services to Martin Resource Management under a charter agreement on a spot-contract basis at applicable market rates. We provide terminalling services under a terminal services agreement. Our sales to Martin Resource Management would have accounted for approximately 5%, 4% and 4% of our total revenues in 2002, 2001 and 2000, respectively. In connection with the closing of the Tesoro Marine asset acquisition, we entered into certain agreements with Martin Resource Management pursuant to which we provide marine transportation and terminalling services to Midstream Fuel and Midstream Fuel provides terminal services to us to handle lubricants, greases and drilling fluids.

Omnibus Agreement

      We are a party to an omnibus agreement with Martin Resource Management. In this agreement:

•	Martin Resource Management agreed to not compete with us in the marine transportation, terminalling, LPG distribution and fertilizer businesses, subject to the exceptions described more fully in “Certain Relationships and Related Transactions — Agreements — Omnibus Agreement.”

•	Martin Resource Management agreed to indemnify us for a period of five years for environmental losses arising prior to our initial public offering, which we closed in November 2002, as well as preexisting litigation and tax liabilities.

•	We agreed to reimburse Martin Resource Management for the provision of general and administrative services under our partnership agreement, provided that the reimbursement amount with respect to indirect general and administrative and corporate overhead expenses is capped at $2.0 million for the year ending October 31, 2004. For each of the subsequent three years, this amount may be increased by no more than the percentage increase in the consumer price index and is also subject to adjustment for expansions of our operations. The cap was recently increased from $1.0 million to $2.0 million to account for the additional operations acquired in recent acquisitions, including the Tesoro Marine asset acquisition. This limitation does not apply to the cost of any third party legal, accounting or advisory services received, or the direct expenses of Martin Resource Management incurred, in connection with acquisition or business development opportunities evaluated on our behalf.

•	Martin Resource Management agreed to exercise its management rights in CF Martin Sulphur, L.P. in a manner it reasonably believes is in our best interests, subject to the limitations described more fully in “Certain Relationships and Related Transactions — Agreements — Omnibus Agreement.” Additionally, Martin Resource Management agreed it will not purchase any third party interest in this partnership, or sell its or our interest in this partnership, without our written consent or, in some cases, only as we direct. In the event we agree to purchase an interest in CF Martin Sulphur, L.P. from a third party, we and Martin Resource Management agreed that the purchase price for and ownership of such interest will be allocated between the us in accordance with our respective ownership percentages in the partnership.

•	We are prohibited from entering into certain material agreements with Martin Resource Management without the approval of the conflicts committee of our general partner’s board of directors.

Motor Carrier Agreement

      We are a party to a motor carrier agreement with Martin Transport, Inc., a wholly owned subsidiary of Martin Resource Management, through which Martin Resource Management operates its land transportation operations. This agreement has an initial term that expires in October 2005, and will automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term. Under this agreement, Martin Transport transports our LPG shipments as well as other liquid products. Our shipping rates were fixed for the first year of the agreement, subject to certain cost adjustments. These rates are subject to adjustment as we mutually agree or in accordance with a price index. Additionally, during the term of the agreement, shipping charges are also subject to fuel surcharges determined on a weekly basis in accordance with the U.S. Department of Energy’s national diesel price list.

Other Agreements

      We are also parties to the following:

•	Terminal Services Agreement — under which we provide terminalling services to Martin Resource Management at a set rate. This agreement has an initial term that expires in October 2005, and will automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term. The fees we charge under this agreement were fixed in the first year of the agreement and are adjusted annually based on a price index.

•	Marine Transportation Agreement — under which we provide marine transportation services to Martin Resource Management on a spot-contract basis. This agreement has an initial term that expires in October 2005, and will automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term. The fees we charge Martin Resource Management are based on applicable market rates. Additionally, Martin Resource Management has agreed for a period of three years, beginning on November 1, 2002, to use our four vessels that are currently not subject to term agreements in a manner such that we will receive at least $5.6 million annually for the use of these vessels by Martin Resource Management and third parties.

•	Product Storage Agreement — under which Martin Resource Management provides us underground storage for LPGs. This agreement has an initial term that expires in October 2005, and will automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term. Our per-unit cost under this agreement was fixed for the first year of the agreement and is adjusted annually based on a price index.

•	Product Supply Agreements — under which Martin Resource Management provides us with marine fuel and sulfuric acid. These agreements have an initial term that expires in October 2005, and will automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term. We purchase products at a set margin above Martin Resource Management’s cost for such products during the term of the agreements.

•	Throughput Agreement — under which Martin Resource Management agrees to provide us with sole access to and use of a LPG truck loading and unloading and pipeline distribution terminal located at Mont Belvieu, Texas. This agreement has an initial term that expires in October 2005, and will automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term. Our throughput was fixed for the first year of the agreement and is adjusted annually based on an index price.

      In connection with the closing of the Tesoro Marine asset acquisition, we entered into the following additional agreements with Martin Resource Management:

•	Terminal Services Agreement — under which we provide terminalling services to Martin Resource Management. The per gallon throughput fee we charge under this agreement is fixed during the first year of the agreement and is adjusted annually based on a price index. The fee was based on comparable market rates for arms-length negotiated fees. Martin Resource Management has agreed to a minimum annual total throughput, as a result of which, at the first year fee rate, we will receive at least $2.3 million from Martin Resource Management. This agreement has a three-year term, which began in December 2003 and will automatically renew on a month-to-month basis until either party terminates the agreement by giving written notice to the other party at least 60 days prior to the expiration of the then-applicable term.

•	Transportation Services Agreement — under which we provide marine transportation services to Martin Resource Management. The per gallon fee we charge under this agreement is fixed during the first year of the agreement and is adjusted annually based upon mutual agreement of the parties or in accordance with a price index. The fee was based on comparable market rates for arms-length negotiated fees. This agreement has a three-year term, which began in December 2003, and will automatically renew for successive one-year terms unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then applicable term. In addition, within 30-days of the expiration of the then-applicable term, both parties have the right to renegotiate the rate for the use of our vessels. If no agreement is reached as to a new rate by the end of the then-applicable term, the agreement will terminate.

•	Lubricants and Drilling Fluids Terminal Services Agreement — under which Martin Resource Management provides terminal services to us. The per gallon handling fee and the percentage of our commissions we are charged under this agreement is fixed during the first year of the agreement and is adjusted annually based on a price index. The handling fee and percentage of our commissions were based on Tesoro Marine’s historic allocated costs. We have agreed to a minimum annual total handling quantity and commission, as a result of which, at the first year fee rate, we will pay Martin Resource Management a minimum of $0.5 million. This agreement has a one-year term, which began in December 2003, and will automatically renew for successive one-year terms until either party terminates the agreement by giving written notice to the other party at least 60 days prior to the end of the then-applicable term.

      Finally, Martin Resource Management also granted us a perpetual, non-exclusive use, ingress-egress and utility facilities easement in connection with the transfer of our Stanolind terminal assets to us. Please read “Certain Relationships and Related Transactions — Agreements — Omnibus Agreement,” “— Motor Carrier Agreement” and “— Other Agreements” for a more complete discussion of our contracts with Martin Resource Management.

Insurance

      Loss of, or damage to, our vessels is insured through hull and increased value insurance policies. Vessel operating liabilities such as collision, cargo, environmental and personal injury are insured primarily through our participation in mutual insurance associations and other reinsurance arrangements, pursuant to which we are potentially exposed to assessments in the event claims by us or other members exceed available funds and reinsurance. Protection and indemnity, or P&I, insurance coverage is provided by P&I associations and other insurance underwriters. Most of our vessels are entered in P&I associations that are parties to a pooling agreement, known as the International Group Pooling Agreement, or the Pooling Agreement, through which approximately 95% of the world’s commercial shipping tonnage is reinsured through a group reinsurance policy. With regard to collision coverage, the first $1.0 million of coverage is insured by our hull policy and any excess is insured by a P&I association. We insure our owned cargo through a domestic insurance company. We insure cargo owned by third parties through our P&I coverage. As a member of P&I associations that are parties to the Pooling Agreement, we are subject to supplemental calls payable to the associations of which we are a member, based on our claims record and the other members of the other P&I associations that are parties to the Pooling Agreement. Except for our marine operations, we self-insure against liability exposure up to a pre-determined amount, beyond which we are covered by catastrophe insurance coverage.

      For pollution claims, our insurance covers up to $1.0 billion of liability per accident or occurrence. For non-pollution incidents, our insurance covers up to $2.0 billion of liability per accident or occurrence. We believe our current insurance coverage is adequate to protect us against most accident related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid by the insurer, or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future.

Environmental and Regulatory Matters

      Our activities are subject to various federal, state and local laws and regulations, as well as orders of regulatory bodies, governing a wide variety of matters, including marketing, production, pricing, community right-to-know, protection of the environment, safety and other matters.

      Environmental. We believe our operations and facilities are in substantial compliance with applicable environmental regulations. However, risks of process upsets, accidental releases or spills are associated with our operations and there can be no assurance that significant costs and liabilities will not be incurred, including those relating to claims for damage to property and persons.

      The clear trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, such as emissions of pollutants, generation and disposal of wastes and use and handling of chemical substances. The usual remedy for failure to comply with these laws and regulations is the assessment of administrative, civil and, in some instances, criminal penalties or, in some circumstances, injunctions. We believe the cost of compliance with environmental laws and regulations will not have a material adverse effect on our results of operations or financial condition. However, it is possible the costs of compliance with environmental laws and regulations will continue to increase, and thus there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts currently anticipated. In the event of future increases in costs, we may be unable to pass on those increases to our customers. We will attempt to anticipate future regulatory requirements that might be imposed and plan accordingly in order to remain in compliance with changing environmental laws and regulations and to minimize the costs of such compliance.

      Solid Waste. We currently own or lease, and have in the past owned or leased, properties that have been used for the manufacturing, processing, transportation and storage of hydrocarbon products and by-products. Solid waste disposal practices within oil and gas related industries have improved over the years with the passage and implementation of various environmental laws and regulations. Nevertheless, a possibility exists that hydrocarbons and other solid wastes may have been disposed of on or under various properties owned or leased by us during the operating history of those facilities. In addition, a small number of these properties may have been operated by third parties over whom we had no control as to such entities’ handling of hydrocarbons, hydrocarbon by-products or other wastes and the manner in which such substances may have been disposed of or released. State and federal laws applicable to oil and natural gas wastes and properties have gradually become more strict and, under such laws and regulations, we could be required to remove or remediate previously disposed wastes or property contamination, including groundwater contamination.

      We generate both hazardous and nonhazardous solid wastes which are subject to requirements of the federal Resource Conservation and Recovery Act and comparable state statutes. From time to time, the

U.S. Environmental Protection Agency (“EPA”) has considered making changes in nonhazardous waste standards that would result in stricter disposal requirements for these wastes. Furthermore, it is possible some wastes generated by us that are currently classified as nonhazardous may in the future be designated as “hazardous wastes,” resulting in the wastes being subject to more rigorous and costly disposal requirements. Changes in applicable regulations may result in an increase in our capital expenditures or operating expenses.

      Superfund. The Federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), also known as the “Superfund” law, and similar state laws, impose liability without regard to fault or the legality of the original conduct, on certain classes of persons, including the owner or operator of a site and companies that disposed or arranged for the disposal of the hazardous substances found at the site. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. Although certain hydrocarbons are not subject to CERCLA’s reach because “petroleum” is excluded from CERCLA’s definition of a “hazardous substance,” in the course of our ordinary operations we will generate wastes that may fall within the definition of a “hazardous substance.” We may be responsible under CERCLA for all or part of the costs required to clean up sites at which such wastes have been disposed. We have not received any notification that we may be potentially responsible for cleanup costs under CERCLA.

      Clean Air Act. Our operations are subject to the Federal Clean Air Act and comparable state statutes. Amendments to the Clean Air Act adopted in 1990 contain provisions that may result in the imposition of increasingly stringent pollution control requirements with respect to air emissions from the operations of our terminal facilities, processing and storage facilities and fertilizer and related products manufacturing and processing facilities. Such air pollution control requirements may include specific equipment or technologies, permits with emissions and operational limitations, pre-approval of new or modified projects or facilities producing air emissions, and similar measures. For example, the Mont Belvieu terminal we use is located in the Houston-Galveston ozone non-attainment area, which is categorized as a “severe” non-attainment area under the Clean Air Act. “Severe” non-attainment areas are subject to more restrictive regulations for the issuance of air permits for new or modified facilities. In addition, existing sources of air emissions in the Houston-Galveston area are subject to stringent emission reduction requirements. Failure to comply with applicable air statutes or regulations may lead to the assessment of administrative, civil or criminal penalties, and/or result in the limitation or cessation of construction or operation of certain air emission sources. We believe our operations, including our manufacturing, processing and storage facilities and terminals, are in substantial compliance with applicable air emission control requirements.

      Clean Water Act. The Federal Water Pollution Control Act, also known as the Clean Water Act, and similar state laws require containment of potential discharges of contaminants into federal and state waters. Regulations promulgated under these laws require entities that discharge into federal and state waters obtain National Pollutant Discharge Elimination System (“NPDES”) and/or state permits authorizing these discharges. The Clean Water Act and analogous state laws provide penalties for releases of unauthorized contaminants into the water and impose substantial liability for the costs of removing spills from such waters. In addition, the Clean Water Act and analogous state laws require that individual permits or coverage under general permits be obtained by covered facilities for discharges of stormwater runoff. We believe that compliance with the conditions of such permits will not have a material effect on our operations.

      On August 7, 2000, a spill of molten sulfur occurred at our Stanolind terminal near Beaumont, Texas, which at the time was owned and operated by Martin Gas Sales LLC, a wholly-owned subsidiary of Martin Resource Management. Martin Gas Sales LLC has since changed its name to Martin Product Sales, LLC. The Texas Department of Health and Texas Natural Resource Conservation Commission investigated the spill and its clean-up. These agencies found that there was no impact on public health, and that there was no reason to remove the solidified sulfur from the river bottom. However, the United States attorney in Beaumont, Texas, initiated an investigation under the criminal provisions of the Clean

Water Act. To avoid protracted litigation and possible criminal claims against employees, Martin Product Sales agreed to plead guilty to a single felony violation of the federal Clean Water Act and was sentenced to pay a $50,000 fine. As part of its plea agreement with the United States, Martin Product Sales also agreed to implement a remedial program at our Stanolind terminal and our sulfur loading facility in Tampa, Florida. Martin Product Sales instituted the remedial program as of March 1, 2002, and we believe that it has been substantially implemented, although it must remain in effect for five years. Martin Product Sales does not have any contracts with the United States government that might be affected by a debarment or listing proceeding, and the United States Attorney’s Office has agreed to inform any agency initiating a debarment or listing proceeding of the implementation of the remedial program. A previous criminal conviction, however, may result in increased fines and other sanctions if Martin Product Sales is subsequently convicted or pleads guilty to a similar offense in the future. Martin Resource Management will indemnify us under the omnibus agreement for any losses we suffer within five years from November 6, 2002, the date of our initial public offering, that relate to or result from, this event.

      Oil Pollution Act. The Oil Pollution Act of 1990, as amended (“OPA”) imposes a variety of regulations on “responsible parties” related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. A “responsible party” includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. The OPA assigns liability to each responsible party for oil removal costs and a variety of public and private damages. The OPA also requires that all newly constructed tank barges engaged in oil transportation in the United States be double hulled and all existing single hull tank barges be retrofitted with double hulls or phased out by 2015. Additionally, the OPA imposes other requirements, such as the preparation of an oil spill contingency plan. We believe we are substantially in compliance with all of these requirements.

      Safety Regulation. The Company’s marine transportation operations are subject to regulation by the United States Coast Guard, federal laws, state laws and certain international treaties. Tank ships, pushboats, tugboats and barges are required to meet construction and repair standards established by the American Bureau of Shipping, a private organization, and the United States Coast Guard and to meet operational and safety standards presently established by the United States Coast Guard. We believe our marine operations and our terminals are in substantial compliance with current applicable safety requirements.

      Occupational Health Regulations. The workplaces associated with our manufacturing, processing, terminal and storage facilities are subject to the requirements of the federal Occupational Safety and Health Act (“OSHA”) and comparable state statutes. We believe we have conducted our operations in substantial compliance with OSHA requirements, including general industry standards, record keeping requirements and monitoring of occupational exposure to regulated substances. In May 2001, Martin Resource Management paid a small fine in relation to the settlement of alleged OSHA violations at our facility in Plainview, Texas. Although we believe the amount of this fine and the nature of these violations were not, as an individual event, material to our business or operations, this violation may result in increased fines and other sanctions if we are cited for similar violations in the future. Our marine vessel operations are also subject to safety and operational standards established and monitored by the U.S. Coast Guard.

      In general, we expect to increase our expenditures relating to compliance with likely higher industry and regulatory safety standards such as those described above. These expenditures cannot be accurately estimated at this time, but we do not expect them to have a material adverse effect on our business.

      Jones Act. The Jones Act is a federal law that restricts maritime transportation between locations in the United States to vessels built and registered in the United States and owned and manned by United States citizens. Since we engage in maritime transportation between locations in the United States, we are subject to the provisions of the law. As a result, we are responsible for monitoring the ownership of our subsidiaries that engage in maritime transportation and for taking any remedial action necessary to insure that no violation of the Jones Act ownership restrictions occurs. The Jones Act also requires that all United States-flag vessels be manned by United States citizens. Foreign-flag seamen generally receive lower wages and benefits than those received by United States citizen seamen. This requirement significantly increases operating costs of United States-flag vessel operations compared to foreign-flag vessel operations. Certain foreign governments subsidize their nations’ shipyards. This results in lower shipyard costs both for new vessels and repairs than those paid by United States-flag vessel owners. The United States Coast Guard and American Bureau of Shipping maintain the most stringent regime of vessel inspection in the world, which tends to result in higher regulatory compliance costs for United States-flag operators than for owners of vessels registered under foreign flags of convenience.

      Merchant Marine Act of 1936. The Merchant Marine Act of 1936 is a federal law that provides that, upon proclamation by the president of the United States of a national emergency or a threat to the national security, the United States secretary of transportation may requisition or purchase any vessel or other watercraft owned by United States citizens (including us, provided that we are considered a United States citizen for this purpose). If one of our pushboats, tugboats or tank barges were purchased or requisitioned by the United States government under this law, we would be entitled to be paid the fair market value of the vessel in the case of a purchase or, in the case of a requisition, the fair market value of charter hire. However, if one of our pushboats or tugboats is requisitioned or purchased and its associated tank barge is left idle, we would not be entitled to receive any compensation for the lost revenues resulting from the idled barge. We also would not be entitled to be compensated for any consequential damages we suffer as a result of the requisition or purchase of any of our pushboats, tugboats or tank barges.

Employees

      We do not have any employees. Under the Omnibus Agreement, Martin Resource Management provides us with corporate staff and support services. These services include centralized corporate functions, such as accounting, treasury, engineering, information technology, insurance, administration of employee benefit plans and other corporate services. Martin Resource Management employs approximately 285 individuals who provide direct support to our operations. None of these employees are represented by labor unions. To date, Martin Resource Management has not experienced any work stoppages. Martin Resource Management hired 125 former Tesoro Marine employees and 42 former contract employees of Tesoro Marine in connection with the closing of the Tesoro Marine asset acquisition. Of these 167 employees, eight are in managerial positions and 159 are in operational positions. These employees will support the operations acquired by us from Tesoro Marine.

Litigation

      From time to time, we are subject to certain legal proceedings claims and disputes that arise in the ordinary course of our business. Although we cannot predict the outcomes of these legal proceedings, we do not believe these actions, in the aggregate, will have a material adverse impact on our financial position, results of operations or liquidity.

MANAGEMENT

Management of Martin Midstream Partners L.P.

      Martin Midstream GP LLC, as our general partner, manages our operations and activities on our behalf. Our general partner was not elected by our unitholders and will not be subject to re-election in the future. Unitholders do not directly or indirectly participate in our management or operation. Our general partner owes a fiduciary duty to our unitholders. Our general partner is liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically non-recourse to it. However, whenever possible, our general partner seeks to provide that our indebtedness or other obligations are non-recourse to our general partner.

      Three directors of our general partner serve on a conflicts committee to review specific matters that the directors believe may involve conflicts of interest. The conflicts committee determines if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates and must meet the independence standards to serve on an audit committee of a board of directors established by the Nasdaq National Market. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our general partner of any duties it may owe us or our unitholders. In addition, the members of the conflicts committee also serve on an audit committee that reviews our external financial reporting, recommends engagement of our independent auditors and reviews procedures for internal auditing and the adequacy of our internal accounting controls. The members of the conflicts committee also serve on the compensation committee, which oversees compensation decisions for the officers of our general partner as well as the compensation plans described below. The current members of our conflicts committee, audit committee and compensation committee are John P. Gaylord, C. Scott Massey and Richard D. Waters, Jr.

      We are managed and operated by the directors and officers of our general partner. All of our operational personnel are employees of Martin Resource Management. All of the officers of our general partner will spend a substantial amount of time managing the business and affairs of Martin Resource Management and its other affiliates. These officers may face a conflict regarding the allocation of their time between our business and the other business interests of Martin Resource Management. Our general partner intends to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Directors and Executive Officers of Martin Midstream GP LLC

      The following table shows information for the directors and executive officers of our general partner. Executive officers and directors are elected for one-year terms.

Name	Age	Position with the General Partner

Ruben S. Martin	52	President, Chief Executive Officer and Director
Robert D. Bondurant	45	Executive Vice President and Chief Financial Officer
Donald R. Neumeyer	56	Executive Vice President and Chief Operating Officer
Wesley M. Skelton	56	Executive Vice President, Chief Administrative Officer and Controller
Scott D. Martin	38	Director(1)
John P. Gaylord	42	Director
C. Scott Massey	51	Director
Richard D. Waters, Jr.	53	Director

(1)	Scott D. Martin also serves as the General Manager, Marine Operations.

      Ruben S. Martin serves as President, Chief Executive Officer and a member of the Board of Directors of our general partner. Mr. Martin has served in such capacities since June 2002. Mr. Martin has served as President of Martin Resource Management since 1981 and has served in various capacities within the company since 1974. Mr. Martin has also served as President of CF Martin Sulphur, LLC, since its inception in 2000. Mr. Martin and Scott D. Martin, see below, are brothers. Mr. Martin holds a bachelor of science degree in industrial management from the University of Arkansas.

      Robert D. Bondurant serves as Executive Vice President and Chief Financial Officer of our general partner. Mr. Bondurant has served in such capacities since June 2002. Mr. Bondurant joined Martin Resource Management in 1983 as Controller and subsequently was appointed Chief Financial Officer and a member of its Board of Directors in 1990. Mr. Bondurant served in the audit department at Peat Marwick, Mitchell and Co from 1980 to 1983. Mr. Bondurant is also the Chief Financial Officer and Secretary of CF Martin Sulphur, LLC. Mr. Bondurant holds a bachelor of business administration degree in accounting from Texas A&M University and is a Certified Public Accountant, licensed in the state of Texas.

      Donald R. Neumeyer serves as Executive Vice President and Chief Operating Officer of our general partner. Mr. Neumeyer has served in such capacities since June 2002. Mr. Neumeyer joined Martin Resource Management in March of 1982 as an operations manager. He has served as Vice President of Operations and Chief Operating Officer since 1983 and as a Director since 1990. From 1978 to 1982 Mr. Neumeyer was employed by Crystal Oil Company of Shreveport, Louisiana as Vice President of Marketing, Refining and Gas Processing. From 1970 to 1978 Mr. Neumeyer was employed by Mobil Oil Corporation in various capacities within its pipeline, crude oil, and gas liquid operations. Mr. Neumeyer holds a bachelor of science in mechanical engineering from Southern Methodist University in Dallas and is a registered professional engineer in the state of Texas.

      Wesley M. Skelton serves as Executive Vice President, Controller and Chief Administrative Officer of our general partner. Mr. Skelton has served in such capacities since June 2002. Mr. Skelton joined Martin Resource Management in 1981 and has served as Chief Administrative Officer since 1981 and a Director since 1990. Prior to joining Martin Resource Management, Mr. Skelton served as Treasurer of First Federal Savings & Loan, Marshall, Texas from January 1977 through January 1981 and was employed by Peat Marwick Mitchell & Co from August 1973 through January 1977. Mr. Skelton holds a bachelor of business administration degree from the University of Texas, and is a Certified Public Accountant licensed in the state of Texas.

      Scott D. Martin serves as a member of the Board of Directors and as General Manager, Marine Operations of our general partner. Mr. Martin has served in such capacities since June 2002. Mr. Martin has served as a Director of Martin Resource Management since 1990. He has held a variety of positions in marketing, transportation, terminalling, finance, operations and business development with Martin Resource Management since 1980. Mr. Martin and Ruben S. Martin, see above, are brothers. Mr. Martin holds a bachelor of science degree in business administration from University of Arkansas, where he is a member of the Walton Business School advisory board.

      John P. Gaylord serves as a member of the Board of Directors of our general partner. Mr. Gaylord has served as a Director since June 2002. Mr. Gaylord has served as the President of Jacintoport Terminal Company since 1992. He originally joined Jacintoport Terminal Company when it was founded in 1989 as Vice President of Finance. Jacintoport Terminal Company is the general partner of Chartco Terminal L.P. which has storage and terminalling operations in Houston, Texas. Mr. Gaylord holds a bachelor of arts degree from Texas Christian University and a masters of business administration degree from Southern Methodist University.

      C. Scott Massey serves as a member of the Board of Directors of our general partner. Mr. Massey has served as a Director since June 2002. Mr. Massey has been self employed as a Certified Public Accountant since 1998. From 1977 to 1998, Mr. Massey worked for KPMG Peat Marwick, LLP in various positions, including, most recently, as a Partner in the firm’s Tax Practice — Energy, Real Estate, Timber from 1986 to 1998. Mr. Massey received a bachelor of business administration degree from the

University of Texas at Austin and a juris doctor degree from the University of Houston. Mr. Massey is a Certified Public Accountant, licensed in the states of Louisiana and Texas.

      Richard D. Waters, Jr. serves as a member of the Board of Directors of our general partner. Mr. Waters has served as a Director since June 2002. Mr. Waters is a partner of JPMorgan Partners, the private equity investing arm of J.P. Morgan Chase & Co. Prior to joining Chase Capital Partners, the predecessor to JPMorgan Partners, in 1996, Mr. Waters had served in Chase’s Merchant Banking Group since 1986. JPMorgan Partners holds a warrant from Martin Resource Management, the owner of our general partner, allowing it to acquire for nominal consideration up to 7.25% of Martin Resource Management’s common stock. For further information concerning this warrant, please read the footnotes to the Martin Resource Management security ownership table in “Security Ownership of Certain Beneficial Owners and Management.” Mr. Waters also serves as a director of NuCo2 Inc. Mr. Waters received a bachelor of arts degree in economics from Hamilton College and a master of business administration degree from Columbia University.

Reimbursement of Expenses of our General Partner

      Our general partner does not receive a management fee or other compensation for its management of us. However, our general partner and its affiliates are reimbursed for expenses incurred on our behalf. All direct general and administrative expenses are charged to us as incurred. Indirect general and administrative and corporate overhead costs relate to centralized corporate functions that we share with Martin Resource Management, including certain accounting, treasury, engineering, information technology, insurance, administration of employee benefit plans and other corporate services. Under the omnibus agreement, the reimbursement amount with respect to indirect general and administrative and corporate overhead expenses is capped at $2.0 million for the year period ending October 31, 2004. For each of the subsequent three years, this amount may be increased by no more than the percentage increase in the consumer price index and is also subject to adjustment for expansions of our operations. The cap was recently increased from $1.0 million to $2.0 million to account for the additional operations acquired in recent acquisitions, including the Tesoro Marine asset acquisition. General and administrative expenses directly associated with providing services to us (such as legal and accounting services) are not included in the overhead allocation pool and are therefore not subject to the $2.0 million cap. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion. Please read “Certain Relationships and Related Transactions — Agreements — Omnibus Agreement.”

Executive Compensation

      We have no employees. We are managed by the executive officers of our general partner. These executive officers are employed by Martin Resource Management. We reimburse Martin Resource Management for certain indirect general and administrative expenses, including compensation expense relating to the service of these individuals, that are allocated to us pursuant to the omnibus agreement. Under the omnibus agreement, the reimbursement amount with respect to indirect general and administrative and corporate overhead expenses is capped at $2.0 million for the year period ending October 31, 2004. For each of the subsequent three years, this amount may be increased by no more than the percentage increase in the consumer price index and is also subject to adjustment for expansions of our operations. The cap was recently increased from $1.0 million to $2.0 million to account for the additional operations acquired in recent acquisitions, including the Tesoro Marine asset acquisition. The following table sets forth the compensation expense that was allocated to us for the services of each of the executive officers of our general partner for the period from January 1, 2003 to September 30, 2003. This expense was paid by us to Martin Resource Management for the service of such officers pursuant to the omnibus agreement. Please see “Certain Relationships and Related Transactions — Agreements — Omnibus Agreement” for a discussion of the omnibus agreement.

Summary Compensation Table

	Allocated Annual Compensation

				Other Annual	All Other
Name and Principal Position	Year(1)	Salary	Bonus	Compensation	Compensation

Ruben S. Martin	2003	$33,880	$0	$—	$—
Chief Executive Officer
Robert D. Bondurant	2003	$37,772	$0	$—	$—
Chief Financial Officer
Donald R. Neumeyer	2003	$25,944	$0	$—	$—
Chief Operating Officer
Wesley M. Skelton	2003	$49,615	$0	$—	$—
Controller

(1)	Period for the nine months ended September 30, 2003.

Compensation of Directors

      Officers of our general partner who also serve as directors will not receive additional compensation. Non-employee directors of our general partner are entitled to receive an annual retainer fee of $20,000 per year. All directors of our general partner are entitled to reimbursement for their reasonable out-of-pocket expenses in connection with their travel to and from, and attendance at, meetings of the Board of Directors or committees thereof. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Delaware law.

Employee Benefit Plans

Martin Midstream Partners L.P. Long-Term Incentive Plan

      Our general partner has adopted the Martin Midstream Partners L.P. Long-Term Incentive Plan for employees and directors of our general partner and its affiliates who perform services for us. As of March 20, 2003, no awards have been granted pursuant to the long-term incentive plan. The long-term incentive plan consists of two components, restricted units and unit options. The long-term incentive plan currently permits the grant of awards covering an aggregate of 725,000 common units, 241,667 of which may be awarded in the form of restricted units and 483,333 of which may be awarded in the form of unit options. The plan is administered by the compensation committee of our general partner’s board of directors.

      Our general partner’s board of directors, in its discretion, may terminate or amend the long-term incentive plan at any time with respect to any units for which a grant has not yet been made. Our general partner’s board of directors also has the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of units that may be reserved for issuance under the plan subject to any applicable unitholder approval. However, no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the participant.

      Restricted Units. A restricted unit is a “phantom” unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit, or in the discretion of the compensation committee, cash equivalent to the value of a common unit. The compensation committee may determine to make grants under the plan to employees and directors containing such terms as the compensation committee shall determine under the plan. The compensation committee will determine the period over which restricted units granted to employees and directors will vest. The committee may base its determination upon the achievement of specified financial objectives. In addition, the restricted units will vest upon a change of control of us, our general partner or Martin Resource Management or if our general partner ceases to be an affiliate of Martin Resource Management.

      If a grantee’s employment or membership on the board of directors terminates for any reason, the grantee’s restricted units will be automatically forfeited unless, and to the extent, the compensation committee provides otherwise. Common units to be delivered upon the vesting of restricted units may be common units acquired by our general partner in the open market, common units already owned by our general partner, common units acquired by our general partner directly from us or any affiliate of our general partner or any combination of the foregoing. Our general partner will be entitled to reimbursement by us for the cost incurred in acquiring common units. If we issue new common units upon vesting of the restricted units, the total number of common units outstanding will increase. The committee responsible for the administration of the long-term incentive plan, in its discretion, may grant distribution equivalent rights with respect to any restricted unit grants.

      We intend the issuance of the common units upon vesting of the restricted units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of the common units. Therefore, plan participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the units.

      Unit Options. The long-term incentive plan currently permits the grant of options covering common units. As of the date of this prospectus, we have not granted any common unit options to directors or employees of our general partner, or its affiliates. In the future, the compensation committee may determine to make grants under the plan to employees and directors containing such terms as the committee shall determine. Unit options will have an exercise price that, in the discretion of the committee, may not be less than the fair market value of the units on the date of grant. In general, unit options granted will become exercisable over a period determined by the compensation committee. In addition, the unit options will become exercisable upon a change in control of us, our general partner, Martin Resource Management or if our general partner ceases to be an affiliate of Martin Resource Management or upon the achievement of specified financial objectives.

      Upon exercise of a unit option, our general partner will acquire common units in the open market or directly from us or any affiliate of our general partner or use common units already owned by our general partner, or any combination of the foregoing. Our general partner will be entitled to reimbursement by us for the difference between the cost incurred by our general partner in acquiring these common units and the proceeds received by our general partner from an optionee at the time of exercise. Thus, the cost of the unit options will be borne by us. If we issue new common units upon exercise of the unit options, the total number of common units outstanding will increase, and our general partner will pay us the proceeds it received from the optionee.

Martin Resource Management Employee Benefit Plans

      Martin Resource Management has employee benefit plans for its employees and consultants who perform services for us. The following summary of these plans is not complete but outlines the material provisions of these plans.

      Martin Resource Management Employee Stock Ownership Plan. Martin Resource Management maintains an employee stock ownership plan that covers employees who satisfy certain minimum age and service requirements. This employee stock ownership plan is referred to in this prospectus as the “ESOP.” Under the terms of the ESOP, Martin Resource Management has the discretion to make contributions in an amount determined by its board of directors. Those contributions are allocated under the terms of the ESOP and invested primarily in the common stock of Martin Resource Management. Participants in the ESOP become 100% vested upon completing five years of vesting service or upon their attainment of age 65, permanent disability or death during employment. Any forfeitures of non-vested accounts are allocated to the accounts of employed participants. Except for rollover contributions, participants are not permitted to make contributions to the ESOP.

      Martin Resource Management Profit Sharing Plan. Martin Resource Management maintains a profit sharing plan that covers employees who satisfy certain minimum age and service requirements. This profit sharing plan is referred to in this prospectus as the “401(k) Plan.” Eligible employees may elect to participate in the 401(k) Plan by electing pre-tax contributions up to 15% of their regular compensation and/or a portion of their discretionary bonuses. Matching contributions are made to the 401(k) Plan in a percentage determined in the discretion of the board of directors of Martin Resource Management. Participants in the 401(k) Plan become 100% vested in matching contributions made for them upon completing five years of vesting service or upon their attainment of age 65, permanent disability or death during employment.

      Martin Resource Management Phantom Stock Plan. Under Martin Resource Management’s phantom stock plan, phantom stock units granted thereunder have a ten year life and are non-transferable. Each recipient may exercise an election to receive either

•	an equivalent number of shares of Martin Resource Management or

•	cash based on the latest valuation of the shares of common stock of Martin Resource Management held by the ESOP.

Any common stock of Martin Resource Management received cannot be pledged or encumbered. The recipient must sign an agreement waiving any voting rights with respect to shares received. Cash elections are paid in five equal annual installments. A put option, exercisable at the then fair market value of the common stock, is exercisable by the employee in the event Martin Resource Management is sold prior to an employee’s election to receive common stock or cash.

      Martin Resource Management Non-Qualified Option Plan. In September 1999, Martin Resource Management adopted a stock option plan designed to retain and attract qualified management personnel, directors and consultants. Under the plan, Martin Resource Management is authorized to issue to qualifying parties from time to time options to purchase up to 2,000 shares of its common stock with terms not to exceed ten years from the date of grant and at exercise prices generally not less than fair market value on the date of grant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth the beneficial ownership of our units as of December 31, 2003 held by beneficial owners of 5% or more of the units outstanding, by directors of our general partner, by each named executive officer and by all directors and executive officers of our general partner as a group.

		Percentage of		Percentage of
		Common	Subordinated	Subordinated	Percentage of
	Common Units	Units	Units	Units	Total Units
	Beneficially	Beneficially	Beneficially	Beneficially	Beneficially
Name of Beneficial Owner(1)	Owned	Owned(2)	Owned	Owned(2)	Owned(2)

Martin Resource Management	—	—	4,253,362	100%	59.5%
Ruben S. Martin	7,000	—	4,253,362 (3)	100%	59.6%
Scott D. Martin	7,000	—	4,253,362 (3)	100%	59.6%
Donald R. Neumeyer	1,095	—	—	—	—
Wesley M. Skelton	1,000	—	—	—	—
Robert D. Bondurant	1,000	—	—	—	—
John P. Gaylord	10,000	—	—	—	—
C. Scott Massey	1,000	—	—	—	—
Richard D. Waters Jr.	—	—	—	—	—
All directors and executive officers as a group (8 persons)	28,095	1.0%	4,253,362	100%	59.9%

(1)	The address of Martin Resource Management and all individuals listed in this table is c/o Martin Midstream Partners, L.P., 4200 Stone Road, Kilgore, Texas 75662.

(2)	The percent of class is less than one percent unless otherwise noted.

(3)	Includes the 4,253,362 subordinated units owned directly by Martin Resource Management. Ruben S. Martin beneficially owns securities in Martin Resource Management representing approximately 51.4% of the voting power thereof and serves as its Chairman of the Board and President. Scott D. Martin beneficially owns securities in Martin Resource Management representing approximately 51.4% of the voting power thereof and serves on its Board of Directors. As a result, each of Ruben S. Martin and Scott D. Martin may be deemed to be the beneficial owner of the subordinated units owned by Martin Resource Management.

      Martin Resource Management owns our general partner and, together with our general partner and after giving effect to this offering, will own approximately 51.2% of our outstanding units. The table below sets forth information as of December 31, 2003 concerning (i) the beneficial ownership of the redeemable preferred stock of Martin Resource Management, (ii) each person owning in excess of 5% of common stock of Martin Resource Management, and (iii) the common stock ownership of (a) each director of Martin Resource Management, (b) each executive officer of Martin Resource Management, and (c) all such executive officers and directors of Martin Resource Management as a group. Except as indicated, each individual has sole voting and investment power over all shares listed opposite his or her name.

			Beneficial Ownership
	Beneficial Ownership of		of Redeemable
	Common Stock		Preferred Stock		Percent
					of Total
	Number of	Percent of	Number of	Percent of	Voting
Name of Beneficial Owner(1)	Shares	Outstanding	Shares	Outstanding	Power

Terrence Sean Martin	1,269	15.1%	2,527	16.6%	16.1%
R.S. Martin Jr. Children’s Trust No. One f/b/o Angela Santi Jones(2)	1,278	15.2%	—	—	5.4%
Martin Resource Management Corporation Employee Stock Ownership Trust(3)	655	7.8%	—	—	2.8%
Martin Grandchild’s Trust f/b/o Angela Jones(5)	—	—	2,527	16.6%	10.7%
RSM, III Investments, Ltd.(5)	2,267	27.0%	—	—	9.6%
SKM Partnership, Ltd.(6)	2,560	30.5%	—	—	10.8%
JPMorgan Partners(8)	656.84	7.3%	—	—	2.7%
Ruben S. Martin(2)(3)(4)(5)(9)	4,534	54.0%	7,600	50.0%	51.4%
Scott D. Martin(2)(3)(4)(6)(9)	4,533	53.9%	7,600	50.0%	51.4%
Donald R. Neumeyer(7)	36	*	—	—	*
Wesley M. Skelton(3)(7)	683	8.1%	—	—	2.9%
Robert D. Bondurant(7)	100	1.2%	—	—	*
Richard D. Waters Jr.(8)	656.84	7.3%	—	—	2.7%
Executive officers and directors as a Group (5 individuals)	7,258	78.7%	12,673	83.4%	84.4%

*	Represents less than 1.0%

(1)	The business address of each shareholder, director and executive officer of Martin Resource Management is c/o Martin Resource Management Corporation, 4200 Stone Road, Kilgore, Texas 75662.

(2)	Ruben S. Martin and Scott D. Martin are the co-trustees of the R.S. Martin Jr. Children’s Trust No. One f/b/o Angela Santi Jones and exercise shared control over the voting and disposition of the securities owned by this trust. As a result, these persons may be deemed to be the beneficial owners of the securities held by such trust; thus, the number of shares of common stock reported herein as beneficially owned by such individuals includes the 1,278 shares owned by such trust.

(3)	Ruben S. Martin, Scott D. Martin and Wesley M. Skelton are the co-trustees of the Martin Resource Management Corporation Employee Stock Ownership Trust and exercise shared control over the voting and disposition of the securities owned by this trust. As a result, these persons may be deemed to be the beneficial owners of the securities held by such trust; thus, the number of shares of common stock reported herein as beneficially owned by such individuals includes the 655 shares owned by such trust. Mr. Skelton disclaims beneficial ownership of these 655 shares.

(4)	Ruben S. Martin is the trustee and Scott D. Martin is the successor trustee of the Martin Grandchild’s Trust f/b/o Angela Jones and exercise shared control over the voting and disposition of the securities owned by this trust. As a result, these persons may be deemed to be the beneficial owners of the securities held by such trust; thus, the number of shares of redeemable preferred stock reported herein as beneficially owned by such individuals includes the 2,527 shares owned by such trust.

(5)	Ruben S. Martin is the beneficial owner of the general partner of RSM, III Investments, Ltd. and exercises control over the voting and disposition of the securities owned by this entity. As a result, he may be deemed to be the beneficial owner of the securities held by such entity; thus, the number of shares of preferred stock reported herein as beneficially owned by such individual includes the 2,267 shares owned by such entity.

(6)	Scott D. Martin is the beneficial owner of the general partner of SKM Partnership, Ltd. and exercises control over the voting and disposition of the securities owned by this entity. As a result, he may be deemed to be the beneficial owner of the securities held by such entity; thus, the number of shares of preferred stock reported herein as beneficially owned by such individual includes the 2,560 shares owned by such entity.

(7)	Messrs. Neumeyer, Skelton and Bondurant have the right to acquire 36, 28 and 100 shares, respectively, by virtue of options issued under Martin Resource Management’s nonqualified stock option plan.

(8)	JPMorgan Partners holds a warrant to acquire 656.84 shares of Martin Resource Management common stock. Richard D. Waters Jr. is a partner of JPMorgan Partners and, as a result, he may be deemed to be the beneficial owner of the securities owned by JPMorgan Partners. JPMorgan Partners acquired this warrant in December 1998 in connection with a subordinated debt facility established in favor of Martin Resource Management. This subordinated debt facility was assumed by us in connection with our formation and the outstanding principal balance plus accrued interest and prepayment fees was repaid in its entirety with proceeds from our initial public offering in November 2002. We did not assume the warrant in connection with our assumption of the subordinated debt facility. The warrant contains a put right that became exercisable in January 2004. Pursuant to such put right, JPMorgan Partners can require Martin Resource Management to repurchase the warrant for the fair market value of the underlying securities. Due to the existence of this put right, JPMorgan Partners and Martin Resource Management have commenced preliminary discussions concerning Martin Resource Management’s repurchase of this warrant for approximately $6.5 million. We will not be a party to any such transaction nor fund any portion of the repurchase price anticipated to be paid by Martin Resource Management.

(9)	Ruben S. Martin beneficially owns securities in Martin Resource Management representing approximately 51.4% of the voting power thereof and serves as its Chairman of the Board and President. Scott D. Martin beneficially owns securities in Martin Resource Management representing approximately 51.4% of the voting power thereof and serves on its Board of Directors. Martin Transport, Inc. is a wholly owned subsidiary of Martin Resource Management. As a result, each of Ruben S. Martin and Scott D. Martin may be deemed to be the beneficial owner of the securities held by Martin Transport, Inc., thus, the number of shares of common stock reported herein as beneficially owned by such individual includes the 40 shares owned by Martin Transport, Inc.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      After giving effect to this offering, Martin Resource Management will own 4,253,362 subordinated units representing an approximate 50.2% limited partner interest in us. Our general partner will be a wholly-owned subsidiary of Martin Resource Management. Our general partner will own a 2.0% general partner interest in us and the incentive distribution rights. Our general partner’s ability, as general partner, to manage and operate us, and Martin Resource Management’s ownership of an approximate 50.2% limited partner interest in us, effectively gives Martin Resource Management the ability to veto some of our actions and to control our management.

Distributions and Payments to the General Partner and its Affiliates

      The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

     Formation Stage

The consideration received by our general partner and Martin Resource Management for the transfer of assets to us	• 4,253,362 subordinated units;

• 2.0% general partner interest; and

• the incentive distribution rights.

     Operational Stage

Distributions of available cash to our general partner	We will generally make cash distributions 98% to our unitholders, including Martin Resource Management as holder of all of the subordinated units, and 2% to our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target level as a result of its incentive distribution rights.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner would receive distributions of approximately $0.3 million on its 2.0% general partner interest and Martin Resource Management would receive an aggregate annual distribution of approximately $8.5 million on its subordinated units.

Payments to our general partner and its affiliates	Martin Resource Management is entitled to reimbursement for all direct and indirect expenses it or our general partner incur on our behalf, including general and administrative expenses. The direct expenses include the salaries and benefit costs employees of Martin Resource Management who provide services to us. Our general partner has sole discretion in determining the amount of these expenses. The indirect expenses include general and administrative expenses and an allocation of its corporate overhead. The reimbursement amount with respect to indirect general and administrative expenses and the corporate overhead allocation will not exceed $2.0 million for the year ending October 31, 2004. For each of the following three years, this amount may be increased by no more than percentage increase in the consumer price index for the applicable year. In addition, our general partner may agree, with the consent of the conflicts committee of our general partner, to further increases in connection with expansions of our operations through the acquisition or construction of new assets or businesses. Please read “— Agreements — Omnibus Agreement” below.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement — Withdrawal or Removal of the General Partner.”

     Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

Agreements

      We and Martin Resource Management have entered into various agreements that were not the result of arm’s-length negotiations and consequently may not be as favorable to us as they might have been if we had negotiated them with unaffiliated third parties.

Omnibus Agreement

      We and our general partner are parties to an omnibus agreement with Martin Resource Management that governs, among other things, potential competition and indemnification obligations among the parties to the agreement, related party transactions, the provision of general administration and support services by Martin Resource Management and our use of certain of Martin Resource Management’s tradenames and trademarks.

      Non-Competition Provisions. Martin Resource Management agreed, for so long as Martin Resource Management controls our general partner, not to engage in the business of:

•	providing marine transportation of hydrocarbon products and by-products;

•	providing terminalling services for hydrocarbon products and by-products;

•	distributing LPGs; and

•	manufacturing and selling fertilizer products and other sulfur-related products.

      This restriction does not apply to:

•	the operation on our behalf of any asset or group of assets owned by us or our affiliates;

•	any business operated by Martin Resource Management at the closing of this offering, including the following:

•	providing land transportation of various liquids,

•	distributing fuel oil, sulfuric acid, marine fuel and other liquids,

•	providing marine bunkering and other shore-based marine services in Mobile, Alabama,

•	operating a small crude oil gathering business in Stephens, Arkansas,

•	operating an underground LPG storage facility in Arcadia, Louisiana, and

•	operating, solely for our account, a LPG truck loading and unloading and pipeline distribution terminal in Mont Belvieu, Texas.

•	any business that Martin Resource Management acquires or constructs that has a fair market value of less than $5.0 million;

•	any business that Martin Resource Management acquires or constructs that has a fair market value of $5.0 million or more if we have been offered the opportunity to purchase the business for fair market value, and we decline to do so with the concurrence of our conflicts committee; and

•	any business that Martin Resource Management acquires or constructs where a portion of such business includes a restricted business and the fair market value of the restricted business is $5.0 million or more and represents less than 20% of the aggregate value of the entire business to be acquired or constructed; provided that, following completion of the acquisition or construction, we are provided the opportunity to purchase the restricted business.

      Indemnification Provisions. Under the omnibus agreement, Martin Resource Management is obligated to indemnify us for a five-year period beginning on November 1, 2002:

•	certain potential environmental liabilities associated with the operation of the assets contributed to us, and assets retained, by Martin Resource Management that relate to events or conditions occurring or existing before November 1, 2002, and

•	any payments we are required to make, as a successor in interest to affiliates of Martin Resource Management, under environmental indemnity provisions contained in the contribution agreement associated with the contribution of assets by Martin Resource Management to CF Martin Sulphur in November 2000.

However, Martin Resource Management’s maximum liability for this indemnification obligation is capped at $7.5 million. Martin Resource Management will also indemnify us for liabilities relating to:

•	legal actions currently against Martin Resource Management at the time of our formation;

•	events and conditions associated with any assets retained by Martin Resource Management;

•	certain defects in the title to the assets contributed to us by Martin Resource Management that arise within a four year period beginning on November 1, 2002, to the extent such defects materially and adversely affect our ownership and operation of such assets;

•	our failure to obtain certain consents and permits necessary to conduct our business to the extent such liabilities arise within a three year period beginning on November 1, 2002; and

•	certain income tax liabilities attributable to the operation of the assets contributed to us prior to the time that they were contributed.

      Services. Under the omnibus agreement, Martin Resource Management provides us with corporate staff and support services that are substantially identical in nature and quality to the services previously provided by Martin Resource Management in connection with its management and operation of our assets during the one-year period prior to the date of the agreement. These services include centralized corporate functions, such as accounting, treasury, engineering, information technology, insurance, administration of employee benefit plans and other corporate services. Martin Resource Management is reimbursed by us for the costs and expenses it incurs in rendering these services, including an overhead allocation to us of Martin Resource Management’s indirect general and administrative expenses from its corporate allocation pool. Under the omnibus agreement, the reimbursement amount with respect to indirect general and administrative and corporate overhead expenses is capped at $2.0 million for the year period ending October 31, 2004. For each of the subsequent three years, this amount may be increased by no more than the percentage increase in the consumer price index and is also subject to adjustment for expansions of our operations. The cap was recently increased from $1.0 million to $2.0 million to account for the additional operations acquired in recent acquisitions, including the Tesoro Marine asset acquisition. Beginning in November 2007, our general partner will determine the general and administrative expenses that will be allocated to us. Administrative and general expenses directly associated with providing services to us (such as legal and accounting services) are not included in the overhead allocation pool and are therefore not subject to the $2.0 million cap. The provisions of the omnibus agreement regarding Martin Resource Management’s services will terminate if Martin Resource Management ceases to control our general partner.

      Related Party Transactions. The omnibus agreement prohibits us from entering into any material agreement with Martin Resource Management without the prior approval of the conflicts committee of our general partner’s board of directors. For purposes of the omnibus agreement, the term material agreements means any agreement between us and Martin Resource Management that requires aggregate annual payments in excess of then-applicable limitation on the reimbursable amount of indirect general and administrative expenses. Please read “— Services” above.

      License Provisions. Under the omnibus agreement, Martin Resource Management has granted us a nontransferable, nonexclusive, royalty-free right and license to use certain of its tradenames and marks, as well as the tradenames and marks used by some of its affiliates.

      Management of CF Martin Sulphur, L.P. Subject to the limitations referred to below, Martin Resource Management agreed that it will exercise its management rights regarding the operations of CF Martin Sulphur, L.P. in a manner that it reasonably believes is in our best interests. Martin Resource Management also agreed that it will not approve or consent to any amendment to the CF Martin Sulphur, L.P. partnership agreement without our prior written consent. Please read “Business — CF Martin Sulphur, L.P.” for a discussion of Martin Resource Management’s management rights regarding the operations of CF Martin Sulphur, L.P. However, in no event will persons affiliated with Martin Resource Management who serve as managers of CF Martin Sulphur L.L.C., the general partner of CF Martin Sulphur, L.P., be required to act in any manner that such person reasonably believes would violate law or constitute a breach of a fiduciary or similar duty. Except when obligated to do so, Martin Resource Management also agreed that it will neither sell its or our interest in CF Martin Sulphur, L.P., nor purchase an interest of a third party in the partnership, in accordance with the partnership agreement of CF Martin Sulphur, L.P. without our written consent and, in some cases, only as directed by us. In the event we and Martin Resource Management agree to purchase an interest of a third party in CF Martin Sulphur, L.P., we agree that the purchase price for and ownership of such interest will be allocated between us in accordance with our respective ownership percentages in the partnership.

      Amendment and Termination. The omnibus agreement may be amended by written agreement of the parties; provided, however that it may not be amended without the approval of the conflicts committee of our general partner if such amendment would adversely affect the unitholders. The omnibus agreement, other than the indemnification provisions and the provisions limiting the amount for which we will reimburse Martin Resource Management for general and administrative services performed on our behalf, will terminate if we are no longer an affiliate of Martin Resource Management.

Motor Carrier Agreement

      We are a party to a motor carrier agreement with Martin Transport, Inc., a wholly owned subsidiary of Martin Resource Management through which Martin Resource Management operates its land transportation operations. Under the agreement, Martin Transport agreed to ship our LPG shipments as well as other liquid products.

      Term and Pricing. This agreement has an initial term that expires in October 2005 and will automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term. Our shipping rates are fixed for the first year of the agreement, subject to adjustments resulting from cost items imposed on Martin Transport as the result of circumstances beyond Martin Transport’s control and affecting similarly-situated private trucking companies. Thereafter, these rates will be adjusted on at least an annual basis as negotiated by the parties. In the event the parties are not able to agree on adjustments, the rates previously in effect will be adjusted according to a price index. Shipping charges under the agreement are also subject to a fuel surcharge determined each week in accordance with in the most recent U.S. Department of Energy’s national diesel price index.

      Indemnification. Martin Transport has indemnified us against all claims arising out of the negligence or willful misconduct of Martin Transport and its officers, employees, agents, representatives and subcontractors. We indemnified Martin Transport against all claims arising out of the negligence or willful misconduct of us and our officers, employees, agents, representatives and subcontractors. In the event a claim is the result of the joint negligence or misconduct of Martin Transport and us, our indemnification obligations will be shared in proportion to each party’s allocable share of such joint negligence or misconduct.

Other Agreements

      Terminal Services Agreement. We are a party to a terminal services agreement with Martin Resource Management under which we provide the following services for Martin Resource Management at our terminals:

•	we unload, transfer and store products received from vessels or trucks at the terminal; and

•	we transfer products stored at the terminal to vessels or trucks.

This agreement has an initial term that expires in October 2005 and will automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term.

      Marine Transportation Agreement. We are a party to a marine transportation agreement under which we provide marine transportation services to Martin Resource Management on a spot-contract basis at applicable market rates. This agreement has an initial term that expires in October 2005 and will automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term. Additionally, Martin Resource Management agreed for a three year period to use our four vessels that are currently not subject to term agreements in a manner such that we will receive at least $5.6 million annually for the use of these vessels by Martin Resource Management and third parties.

      Product Storage Agreement. We are a party to a product storage agreement with Martin Resource Management under which we lease storage space at Martin Resource Management’s underground storage facility located in Arcadia, Louisiana. This agreement has an initial term that expires in October 2005 and will automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term. Our per-unit cost under this agreement was fixed for the first year of the agreement and is adjusted annually based on a price index. We indemnified Martin Resource Management from any damages resulting from our delivery of products that are contaminated or otherwise fail to conform to the product specifications established in the agreement, as well as any damages resulting from our transportation, storage, use or handling of products.

      Marine Fuel. We are a party to an agreement with Martin Resource Management under which Martin Resource Management provides us with marine fuel at its docks located in Mobile, Alabama, Theodore, Alabama, Pascagoula, Mississippi and Tampa, Florida. We agreed to purchase all of our marine fuel requirements that occur in the areas services by these docks under this agreement. Martin Resource Management provides fuel at a set margin of $.035 above its cost on a spot-contract basis. This agreement has an initial term that expires in October 2005 and will automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term.

      Sulfuric Acid. We are a party to an agreement with Martin Resource Management under which Martin Resource Management provides sulfuric acid for our Plainview facility. We agreed to purchase all of our sulfuric acid requirements for our Plainview facility under this agreement. Martin Resource Management provides sulfuric acid at a set margin of $4.00 per short ton above its cost on a spot-contract basis. This agreement has an initial term that expires in October 2005 and will automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term.

      Throughput Agreement. We are a party to a three-year throughput agreement under which Martin Resource Management agreed to provide us with sole access to and use of a LPG truck loading and unloading and pipeline distribution terminal located at Mont Belvieu, Texas. This agreement has an initial term that expires in October 2005 and will automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term. Our throughput fees were fixed for the first year of the agreement and are adjusted annually based on an index price.

      Purchaser Use Easement, Ingress-Egress Easement, and Utility Facilities Easement. We entered into a Purchaser Use Easement, Ingress-Egress Easement and Utility Facilities Easement with Martin Resource Management under which we have complete, non-exclusive access to, and use of, all marine terminal facilities, all loading and unloading facilities for vessels, barges and trucks and other common use facilities located at the Stanolind terminal. This easement has a perpetual duration. We did not incur any expenses, costs or other financial obligations under the easement. Martin Resource Management is be obligated to maintain, and repair all common use areas and facilities located at this terminal. We share the use of these common use areas and facilities only with Martin Resource Management and CF Martin Sulphur who also have tanks located at the Stanolind facility. See “Business — Terminalling Business — Our Marine Terminals — Specialty Petroleum Terminals.”

      In connection with the closing of the Tesoro Marine asset acquisition, we entered into the following additional agreements with Martin Resource Management:

      Terminal Services Agreement. We entered into a terminal services agreement under which we provide terminalling services to Martin Resource Management. The per gallon throughput fee we charge under this agreement is fixed during the first year of the agreement and is adjusted annually based on a price index. The fee was based on comparable market rates for arms-length negotiated fees. Martin Resource Management has agreed to a minimum annual total throughput, as a result of which, at the first year fee rate, we will receive at least $2.3 million from Martin Resource Management. This agreement has a three-year term, which began in December 2003 and will automatically renew on a month-to-month basis until either party terminates the agreement by giving written notice to the other party at least 60 days prior to the expiration of the then-applicable term.

      Transportation Services Agreement. We entered into a transportation services agreement under which we provide marine transportation services to Martin Resource Management. The per gallon fee we charge under this agreement is fixed during the first year of the agreement and is adjusted annually based upon mutual agreement of the parties or in accordance with a price index. The fee was based on comparable market rates for arms-length negotiated fees. This agreement has a three-year term, which began in December 2003, and will automatically renew for successive one-year terms unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then applicable term. In addition, within 30-days of the expiration of the then-applicable term, both parties have the right to renegotiate the rate for the use of our vessels. If no agreement is reached as to a new rate by the end of the then-applicable term, the agreement will terminate.

      Lubricants and Drilling Fluids Terminal Services Agreement. We entered into a lubricants and drilling fluids terminal services agreement under which Martin Resource Management provides terminal services to us. The per gallon handling fee and the percentage of our commissions we are charged under this agreement is fixed during the first year of the agreement and is adjusted annually based on a price index. The handling fee and percentage of our commissions were based on Tesoro Marine’s historic allocated costs. We have agreed to a minimum annual total handling quantity and commission, as a result of which, at the first year fee rate, we will pay Martin Resource Management a minimum of $0.5 million. This agreement has a one-year term, which began in December 2003, and will automatically renew for successive one-year terms until either party terminates the agreement by giving written notice to the other party at least 60 days prior to the end of the then-applicable term.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

Conflicts of Interest

      Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including Martin Resource Management), on the one hand, and us and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, the directors of our general partner have fiduciary duties to manage us in a manner beneficial to us and our unitholders.

      Our partnership agreement contains provisions that allow our general partner to take into account the interests of parties in addition to our interests when resolving conflicts of interest. In effect, these provisions limit our general partner’s fiduciary duties to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty. Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. At the request of our general partner or as required by the omnibus agreement, a conflicts committee of the directors of our general partner will review conflicts of interest. Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or the unitholders if the resolution of the conflict is considered fair and reasonable to us. Any resolution is considered fair and reasonable to us if that resolution is:

•	approved by the conflicts committee, although no party is obligated to seek approval and our general partner may adopt a resolution or course of action that has not received such approval;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

      Unless the resolution is specifically provided for in our partnership agreement, when resolving a conflict, our general partner may consider:

•	the relative interests of the parties involved in the conflict or affected by the action;

•	any customary or accepted industry practices or historical dealings with a particular person or entity; and

•	generally accepted accounting practices or principles and other factors it considers relevant, if applicable.

      Unless our general partner has acted in bad faith when resolving a conflict of interest in accordance with these standards, the action taken by the general partner to resolve the conflict of interest will not constitute a breach of its fiduciary duties.

      Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

      The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

      In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to the unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner to receive distributions on any subordinated units or the incentive distribution rights; or

•	accelerating the expiration of the subordination period.

      For example, if we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and on our subordinated units, then our partnership agreement permits our general partner to cause us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read “Cash Distribution Policy — Subordination Period.”

      Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, our operating partnership or our other subsidiaries.

We do not have officers or employees and rely solely on officers and employees of our general partner and Martin Resource Management.

      We do not have officers or employees and we rely solely on officers and employees of Martin Resource Management. Martin Resource Management conducts businesses and activities of its own in which we have no economic interest. There could be material competition for the time and effort of these officers and employees. The officers of our general partner are not required to work full time on our affairs. These officers are required to devote significant time to the affairs of Martin Resource Management and are compensated by it for the services rendered to it.

We will reimburse our general partner and Martin Resource Management for their expenses.

      We will reimburse our general partner and Martin Resource Management for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. The reimbursement amount with respect to indirect general and administrative services and our allocation of Martin Resource Management’s corporate overhead will not exceed $2.0 million for the year ending October 31, 2004. This cap may be increased in subsequent years. Administrative and general expenses directly associated with providing services to us (such as legal and accounting services) are not included in the overhead allocation pool and are therefore not subject to the $2.0 million cap. Because we are obligated to reimburse our general partner for all direct expenses it incurs on our behalf, there is no maximum amount that we may pay our general partner. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.

Our general partner intends to limit its liability regarding our obligations.

      Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Martin Resource Management has joint control over CF Martin Sulphur, L.P.

      We own a unconsolidated non-controlling 49.5% limited partner interest in CF Martin Sulphur, L.P., a limited partnership created in November 2000 by Martin Resource Management and CF Industries. CF Industries owns the other 49.5% limited partner interest. CF Martin Sulphur, L.P. is managed by its general partner, CF Martin Sulphur, L.L.C., which is owned equally by CF Industries and Martin Resource Management. Each of Martin Resource Management and CF Industries is entitled to elect two managers to the four-person board of managers of the general partner of CF Martin Sulphur, L.P. and, as a result of this ownership and management structure, neither Martin Resource Management nor CF Industries has individual control over CF Martin Sulphur, L.P. The general partner of CF Martin Sulphur, L.P. has fiduciary duties to act in the best interests of CF Martin Sulphur, L.P. and its limited partners. As a result, the general partner of CF Martin Sulphur, L.P. may make decisions that are in the best interests of CF Martin Sulphur, L.P. but that may not be in our best interest. These decisions may relate to, among other matters, cash distributions to partners (including us as a limited partner), capital expenditures, borrowings, issuance of new partnership securities and operations. For a more detailed discussion of the ownership and management structure of CF Martin Sulphur, L.P., please read “Business — CF Martin Sulphur, L.P. — Management and Ownership.” Martin Resource Management also conducts the day-to-day operations of CF Martin Sulphur, L.P. under a long-term services agreement. Therefore, the management and operation of CF Martin Sulphur, L.P. may place Martin Resource Management in circumstances involving conflicting or competing duties it may owe to us, our general partner, shareholders of Martin Resource Management, its other affiliates and/or CF Martin Sulphur, L.P.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

      Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

      Our partnership agreement allows our general partner to pay itself or its affiliates for any services rendered, provided these services are rendered on terms that are fair and reasonable to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates, including Martin Resource Management, on our behalf. Neither our partnership agreement nor any of the other agreements, contracts or arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our partnership agreement provides that all of these transactions entered into after the sale of the common units in this offering are to be on terms that are fair and reasonable to us.

      Our general partner and its affiliates, including Martin Resource Management, will have no obligation to permit us to use any of their facilities or assets, except as may be provided in contracts entered into specifically dealing with that use. Martin Resource Management is not obligated to enter into any contracts of this kind.

Common units are subject to our general partner’s limited call right.

      Our general partner may exercise its right to call and purchase common units as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement — Limited Call Right.”

We may not choose to retain separate professionals for ourselves or for the holders of common units.

      Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates, including Martin Resource Management. We may retain separate counsel for ourselves or the holders of common units if a conflict of interest arises between Martin Resource Management, our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other hand, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates may compete with us.

      Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in us. Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner, including Martin Resource Management, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. Please read our Form of Amended and Restated Agreement of Limited Partnership that is included as Exhibit A to this prospectus.

Fiduciary Responsibilities

      Our general partner is accountable to us and our unitholders as a fiduciary. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, reduce or expand the fiduciary duties owed by the general partner to limited partners and the partnership. Please read “Certain Relationships and Related Transactions — Agreements — Omnibus Agreement.”

      Our partnership agreement contains various provisions reducing the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s directors have fiduciary duties to manage our general partner in a manner beneficial both to Martin Resource Management and its shareholders, as well as to you. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards benefit the general partner by enabling it to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us as described above. These modifications also strengthen the ability our general partner to attract and retain experienced and capable directors. These modifications represent a detriment to the common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below.

      The following is a summary of:

•	the fiduciary duties imposed on our general partner by the Delaware Act,

•	material modifications of these duties contained in our partnership agreement, and

•	certain rights and remedies of unitholders contained in the Delaware Act.

State-law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified Standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement permits our general partner to make a number of decisions in its “sole discretion.” This entitles our general partner to consider only the interests and factors that it desires without giving any consideration to our interests or the interests of our limited partner. Other provisions of our partnership agreement provide that our general partner’s actions must be made in its reasonable discretion. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unitholders must be “fair and reasonable” to us under the factors previously set forth. In determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider interests of all parties involved, including its own. Please read “— Conflicts of Interest” for a summary of resolutions that would be considered “fair and reasonable” to us and for a summary of factors that our general partner may consider when resolving a conflict of interest. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, the limited partners or assignees for errors of judgment or for any acts or omissions if our general partner and those other persons acted in good faith.

Rights and Remedies of Unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

      If you purchase any common units, you agree to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render our partnership agreement unenforceable against that person.

      Our partnership agreement requires us to indemnify our general partner and its officers, directors, employees, affiliates, partners, members, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification if our general partner or these persons acted in good faith and in a manner they reasonably believed to be in, or (in the case of a person other than our general partner) not opposed to, our best interests. We also must provide this indemnification for criminal proceedings if our general partner or these other persons had no reasonable cause to believe their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met these requirements concerning good faith and our best interests. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy and therefore unenforceable. Please read “The Partnership Agreement — Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

      The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read “Cash Distribution Policy” and “Description of the Subordinated Units.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.” For a description of certain provisions affecting a change in control of us, please see “The Partnership Agreement — Merger, Sale or Other Disposition of Assets.”

Transfer Agent and Registrar

      Duties. Mellon Investor Services LLC serves as transfer agent and registrar for our common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

      We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

      Resignation or Removal. The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

      The transfer of the common units to persons that purchase directly from the underwriters will be accomplished through the completion, execution and delivery of a transfer application by the investor. Any subsequent transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement;

•	grants powers of attorney to officers of our general partner and any liquidator of us as specified in our partnership agreement; and

•	makes the consents and waivers contained in our partnership agreement.

      An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.

      A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the record holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the record holder as a result of any agreement between the beneficial owner and the record holder.

      Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

      Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

•	will not receive cash distributions, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive some federal income tax information or reports furnished to record holders of common units.

      Our partnership agreement requires that a transferor of common units must provide the transferee with all information that may be necessary to transfer the common units. The transferor is not required to insure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent. Please read “The Partnership Agreement — Status as Limited Partner or Assignee.”

      Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or applicable stock exchange regulations.

DESCRIPTION OF THE SUBORDINATED UNITS

      The subordinated units are a separate class of limited partner interests in our partnership, and the rights of holders to participate in distributions to partners differ from, and are subordinate to, the rights of the holders of common units. For any given quarter, any available cash will first be distributed to our general partner and to the holders of common units, until the holders of common units have received the minimum quarterly distribution plus any arrearages, and then will be distributed to the holders of subordinated units. Please read “Cash Distribution Policy.”

      The subordinated units may also convert into common units under certain circumstances. Please read “Cash Distribution Policy — Subordination Period.”

Limited Voting Rights

      Holders of subordinated units sometimes vote as a single class together with the common units and sometimes vote as a class separate from the holders of common units and, as in the case of holders of common units, will have very limited voting rights. During the subordination period, common units and subordinated units each vote separately as a class on the following matters:

•	a sale or exchange of all or substantially all of our assets;

•	the election of a successor general partner in connection with the removal of the general partner;

•	dissolution or reconstitution of our partnership;

•	a merger of our partnership;

•	issuance of limited partner interests in some circumstances; and

•	some amendments to our partnership agreement including any amendment that would cause us to be treated as an association taxable as a corporation.

      The subordinated units are not entitled to a separate class vote on approval of the withdrawal of our general partner or the transfer by our general partner of its general partner interest or incentive distribution rights under some circumstances. Removal of our general partner requires:

•	a 66 2/3% vote of all outstanding units voting as a single class, and

•	the election of a successor general partner by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

      Under our partnership agreement, our general partner generally will be permitted to effect amendments to our partnership agreement that do not materially adversely affect unitholders without the approval of any unitholders.

Distributions upon Liquidation

      If we liquidate during the subordination period, in some circumstances, holders of outstanding common units will be entitled to receive more per unit in liquidating distributions than holders of outstanding subordinated units. The per unit difference will be dependent upon the amount of gain or loss that we recognize in liquidating our assets. Following conversion of the subordinated units into common units, all units will be treated the same upon liquidation.

THE PARTNERSHIP AGREEMENT

      The following is a summary of the material provisions of our partnership agreement. We will provide prospective investors with a copy of our partnership agreement and/or the partnership agreement of our operating partnership upon request at no charge.

      We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	With regard to distributions of available cash, please read “Cash Distribution Policy.”

•	With regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units.”

•	With regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences.”

Organization and Duration

      We were organized in June 2002 and have a perpetual existence.

Purpose

      Our purposes under our partnership agreement are limited to owning the equity of the general partner of our operating partnership, serving as the limited partner of our operating partnership and engaging in any business activities that may be engaged in by our operating partnership or that are approved by our general partner. The partnership agreement of our operating partnership provides that our operating partnership may, directly or indirectly, engage in:

•	its operations as conducted immediately after our initial public offering;

•	any other activity approved by our general partner but only to the extent that our general partner reasonably determines that, as of the date of the acquisition or commencement of the activity, the activity generates “qualifying income” as this term is defined in Section 7704 of the Internal Revenue Code; or

•	any activity that enhances the operations of an activity that is described in either of the two preceding clauses.

      Although our general partner has the ability to cause us and our operating partnership to engage in activities other than those described in this prospectus, our general partner has no current plans to do so. Our general partner is authorized in general to perform all acts as it may deem, in its sole discretion, necessary to carry out our purposes and to conduct our business.

Power of Attorney

      Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Capital Contributions

      Unitholders are not obligated to make additional capital contributions, except as described under “— Limited Liability.”

Limited Liability

      Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

      Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act is liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from our partnership agreement.

      Our subsidiaries currently conduct business in 10 states. Maintenance of our limited liability as a limited partner of our operating partnership may require compliance with legal requirements in the jurisdictions in which our operating partnership conducts business, including qualifying our subsidiaries to do business there. Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If, by virtue of our limited partner interest in our operating partnership or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right to remove or replace the general partner of our operating partnership, to approve some amendments to our partnership agreement of our operating partnership, or to take other action under our partnership agreement of our operating partnership constituted “participation in the control” of its business for purposes of the statutes of any relevant jurisdiction, then we could be held personally liable for the obligations of our operating partnership under the law of that jurisdiction to the same extent as its general partner under the circumstances.

Voting Rights

      The following matters require the unitholder vote specified below. Matters requiring the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the outstanding common units.

Matter	Vote Requirement

Issuance of additional common units or units of equal rank with the common units during the subordination period	Unit majority, with certain exceptions described under “— Issuance of Additional Securities.”

Issuance of units senior to the common units during the subordination period	Unit majority.
Issuance of units junior to the common units during the subordination period	No approval rights.
Issuance of additional units after the subordination period	No approval rights.
Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read “Merger, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “— Termination and Dissolution.”

Reconstitution of our partnership upon dissolution	Unit majority.
Withdrawal of the general partner	The approval of a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, is required for the withdrawal of the general partner prior to September 30, 2012 in a manner which would cause a dissolution of our partnership. Please read “— Withdrawal or Removal of the General Partner.”

Matter	Vote Requirement

Removal of the general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	Our general partner may transfer its general partner interest without a vote of our unitholders in connection with the general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to, a third person. Our general partner may also transfer all of its general partner interest to an affiliate without a vote of our unitholders. The approval of a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to September 30, 2012. Please read “— Transfer of General Partner Interests and Incentive Distribution Rights.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of the general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to, such affiliate or person, the approval of a majority of the outstanding common units is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to September 30, 2012. Please read “— Transfer of General Partner Interests and Incentive Distribution Rights.”

Transfer of ownership interests in the general partner	No approval required at any time. Please read “— Transfer of Ownership Interests in General Partner.”

Issuance of Additional Securities

      Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of the unitholders. During the subordination period, however, except as discussed in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 1,500,000 additional common units or units on a parity with the common units without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

      During and after the subordination period, we may issue an unlimited number of common units as follows:

•	upon exercise of the underwriters’ over-allotment option;

•	upon conversion of the subordinated units;

•	under employee benefit plans;

•	upon conversion of the general partner interest and incentive distribution rights as a result of a withdrawal of our general partner;

•	in the event of a combination or subdivision of common units;

•	in connection with an acquisition or a capital improvement that increases cash flow from operations per unit on a pro forma basis; or

•	if the proceeds of the issuance are used exclusively to repay up to $15 million of certain of our indebtedness.

      It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

      In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, in the sole discretion of our general partner, have special voting rights to which the common units are not entitled.

      Upon issuance of additional partnership securities, other than upon exercise of the underwriters’ over-allotment option, our general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

      General. Amendments to our partnership agreement may be proposed only by or with the consent of our general partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

      Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion;

•	change the duration of our partnership;

•	provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner that is approved by a unit majority; or

•	give any person the right to dissolve our partnership other than our general partner’s right to dissolve our partnership with the approval of a unit majority.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class.

      No Unitholder Approval. Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	the reduction in the vote needed to remove the general partner from not less than 66 2/3% of all outstanding units to a lesser percentage of all outstanding units;

•	an increase in the percentage of a class of units that a person or group may own without losing their voting rights from 20% to a higher percentage;

•	a change that, in the sole discretion of our general partner, is necessary or advisable for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, our operating partnership nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment changing our fiscal or taxable year and any changes that are necessary as a result of a change in our fiscal or taxable year;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or plan asset regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	subject to the limitations on the issuance of additional partnership securities described above, an amendment that in the discretion of our general partner is necessary or advisable for the authorization of additional partnership securities or rights to acquire partnership securities;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that, in the sole discretion of our general partner, is necessary or advisable for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	a merger of the partnership or any of its subsidiaries into, or a conveyance of assets to, a newly-created limited liability entity the sole purpose of which is to effect a change in the legal form of the partnership into another limited liability entity; and

•	any other amendments substantially similar to any of the matters described in the clauses above.

      In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if those amendments, in the sole discretion of our general partner:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange or trading system on which the limited partner interests are or will be listed for trading, compliance with any of which our general partner deems to be in our best interest and the best interest of the limited partners;

•	are necessary or advisable for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

      Opinion of Counsel and Unitholder Approval. Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under “— Amendment of the Partnership Agreement — No Unitholder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners or cause us, our operating partnership or our subsidiaries to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such).

      Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Action Relating to our Operating Partnership

      Without the approval of the holders of units representing a unit majority, our general partner is prohibited from consenting on our behalf or on behalf of the general partner of our operating partnership to any amendment to the partnership agreement of our operating partnership or taking any action on our behalf permitted to be taken by a partner of our operating partnership in each case that would adversely affect our limited partners (or any particular class of limited partners) in any material respect.

Merger, Sale or Other Disposition of Assets

      Our partnership agreement generally prohibits our general partner, without the prior approval of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

      If conditions specified in our partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to change our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

      We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by a unit majority;

•	the sale, exchange or other disposition of all or substantially all of our assets and properties and our subsidiaries;

•	the entry of a judicial order dissolving us; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

      Upon a dissolution under the last clause, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may also elect, within specific time limitations, to reconstitute us and continue our business on the same terms and conditions described in our partnership agreement by forming a new limited partnership on terms identical to those in our partnership agreement and having as general partner an entity approved by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership, the reconstituted limited partnership nor our operating partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

      Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in “Cash Distribution Policy — Distributions of Cash upon Liquidation.” The liquidator may defer liquidation of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

      Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2012 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2012, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the foregoing, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates.

In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Interests and Incentive Distribution Rights.”

      Upon the withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, agree in writing to continue our business and to appoint a successor general partner.

      Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal. At the closing of this offering, affiliates of our general partner will own approximately 59.5% of the outstanding units.

      Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.

      In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for the fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

      If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

      In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interests and Incentive Distribution Rights

      Except for transfer by our general partner of all, but not less than all, of its general partner interest in us or its incentive distribution rights to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us or its incentive distribution rights to another person prior to September 30, 2012 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. In the case of a transfer by our general partner of its general partner interest in us, as a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, furnish an opinion of counsel regarding limited liability and tax matters, and agree to be bound by the provisions of our partnership agreement and the partnership agreement of our operating partnership.

      The general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in General Partner

      At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner to an affiliate without the approval of the unitholders.

Change of Management Provisions

      Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Martin Midstream GP LLC as our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. The general partner has the discretion to increase, but not subsequently decrease, the ownership percentage at which voting rights are forfeited. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the directors of our general partner.

      Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

      If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding partnership securities of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days notice. Our general partner may exercise this right in its sole discretion. The purchase price in the event of this purchase will be the greater of:

•	the highest cash price paid by either of our general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership securities; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences — Disposition of Common Units.”

Meetings and Voting

      Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

      Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or, subject to the provision described in the next paragraph, by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

      Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

      Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

      Except as described above under “— Limited Liability,” the common units will be fully paid and unitholders will not be required to make additional contributions.

      An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee that has not become a substitute limited partner at the written direction of the assignee. Please read “— Meetings and Voting.” Transferees that do not execute and deliver a transfer application will not be treated as assignees or as record holders of common units, and will not receive cash distributions, federal income tax allocations or reports furnished to holders of common units. Please read “Description of the Common Units — Transfer of Common Units.”

Non-citizen Assignees; Redemption

      If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create either (i) a substantial risk of cancellation or forfeiture of any property in which we have an interest because of the nationality, citizenship or other related status of any limited partner or assignee, or (ii) a substantial risk that we or one or more of our subsidiaries or other entities in which we have at least a 25% equity interest will not be permitted to conduct business as a United States maritime company under the Jones Act and other United States federal statutes based on the status of any limited partner or assignee as a non-United States citizen, we may redeem the units held by any of these limited partners or assignees at the units’ current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or if our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

      Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner, any departing general partner, or any affiliate of a general partner or any departing general partner; or

•	any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner, as an officer, director, manager, employee, member, partner, agent or trustee of another person.

      Any indemnification under these provisions will only be out of our assets. Our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Books and Reports

      Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

      We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

      We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect our Books and Records

      Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of the partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

      Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

Registration Rights

      Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Martin Midstream GP LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

      After the sale of the common units offered by this prospectus, affiliates of our general partner will hold 4,253,362 subordinated units and no common units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

      The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

      Sales under Rule 144 are also subject to specific manner of sale provisions, notice requirements, volume limitations and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the manner of sale provisions, notice requirements, volume limitations, and public information requirements of Rule 144.

      Prior to the end of the subordination period, we may not issue equity securities of the partnership ranking prior or senior to the common units or an aggregate of more than 1,500,000 common units or an equivalent amount of securities ranking on a parity with the common units without the approval of the holders of the outstanding common units and subordinated units, voting as separate classes, subject to certain exceptions described under “The Partnership Agreement — Issuance of Additional Securities.”

      Our partnership agreement provides that, after the subordination period, we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Our partnership agreement does not restrict our ability to issue equity securities ranking junior to the common units at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement — Issuance of Additional Securities.”

      Under our partnership agreement, the general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow the general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. The general partner will continue to have these registration rights for two years following its withdrawal or removal as a general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, the general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

      We, Martin Resource Management, our operating partnership, our general partner and the directors and executive officers of the general partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL TAX CONSEQUENCES

      This section addresses all of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, except as otherwise indicated, is the opinion of Baker Botts L.L.P., counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of United States federal income tax law that are addressed in this section. This section is based upon current provisions of the Internal Revenue Code, existing regulations, proposed regulations to the extent noted and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Martin Midstream Partners L.P. and our operating partnership.

      No attempt has been made in this section to comment on all federal income tax matters affecting us or the unitholders. Moreover, this section focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

      All statements of law and legal conclusions, but not statements of facts, contained in this section, except as otherwise indicated, are the opinions of Baker Botts L.L.P. Such opinions are based on the accuracy and completeness of facts described in this prospectus and representations made by us to Baker Botts L.L.P. Baker Botts L.L.P. has not undertaken any obligation to update its opinions discussed in this section after the date of this prospectus.

      No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions expressed in this section may not be sustained by a court if challenged by the IRS. Any such challenge by the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any dispute with the IRS will be borne directly or indirectly by the unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

      For the reasons described below, Baker Botts L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

(1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”);

(2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”);

(3) whether our method for depreciating Section 743 adjustments is sustainable (please read “— Tax Consequences of Unit Ownership — Section 754 Election”); and

(4) whether assignees of common units who fail to execute and deliver transfer applications will be treated as partners for federal income tax purposes (please read “— Limited Partner Status”).

Partnership Status

      A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

      Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the marketing (including sales of propane to retail customers or end users), transportation, storage and processing of crude oil, natural gas and products thereof, and certain other “natural resources” and products, including sulfur, sulfur products and fertilizer. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that, as of the date of this prospectus, less than 7% of our gross income for the current calendar year is not qualifying income. In reliance upon facts provided by Martin Resource Management, us and our general partner concerning the sources and amounts of gross income attributable to our businesses through the month-end prior to the date of this prospectus, together with the representation that the composition of such gross income remained materially unchanged through the date of this prospectus, and based on applicable legal authority, Baker Botts L.L.P. is of the opinion that at least 90% of our gross income for the current calendar year as of the date of this prospectus constitutes qualifying income.

      No ruling has been or will be sought from the IRS and the IRS has made no determination of our status as a partnership for federal income tax purposes, the status of the operating partnership for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Baker Botts L.L.P., based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings and court decisions and the representations and assumptions described below, that as of the date of this prospectus Martin Midstream Partners L.P. will be classified as a partnership and our operating partnership will be disregarded as an entity separate from Martin Midstream Partners L.P. for federal income tax purposes.

      In rendering its opinion, Baker Botts L.L.P. has relied on certain assumptions, and on factual representations made by us and our general partner. Such assumptions and representations are:

•	Neither we nor our operating partnership has elected or will elect to be treated as a corporation; and

•	For each taxable year, more than 90% of our gross income has been and will be income from sources that Baker Botts L.L.P. has opined, or will opine, is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

      We intend to monitor our income on a continuing basis and to manage our operations in subsequent taxable years with the objective to assure, although we cannot completely assure, that the ratio of our qualifying income to our total gross income will remain at 90% or above for each such taxable year.

      If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

      If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

      The remainder of this section is based on Baker Botts L.L.P.’s opinion that Martin Midstream Partners L.P. will be classified as a partnership and our operating partnership will be disregarded as an entity separate from Martin Midstream Partners L.P. for federal income tax purposes.

Limited Partner Status

      Unitholders who have become limited partners of Martin Midstream Partners L.P. will be treated as partners of Martin Midstream Partners L.P. for federal income tax purposes. Also:

•	assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

•	unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Martin Midstream Partners L.P. for federal income tax purposes. Because there is no direct authority dealing with the status of assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, counsel is unable to opine that such persons are partners for federal income tax purposes. If not partners, such persons will not be eligible for the federal income tax treatment described in this discussion. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

      A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

      Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Martin Midstream Partners L.P. for federal income tax purposes.

Tax Consequences of Unit Ownership

      Flow-through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution from us. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year.

      Treatment of Distributions. Our distributions to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units.” To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

      Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

      Ratio of Taxable Income to Distributions. We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through December 31, 2007, will be allocated an amount of federal taxable income for that period that will be approximately 20% of the cash distributed with respect to that period. We anticipate that after the taxable year ending December 31, 2007, the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units.

      Basis of Common Units. A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A limited partner will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

      Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his common units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

      In general, a unitholder will be at risk to the extent of the tax basis of his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his common units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the common units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

      The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Similarly, a unitholder’s share of our net income may be offset by our passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

      Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit.

      Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income from a publicly traded partnership constitutes investment income for purposes of the limitations on the deductibility of investment interest. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

      Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

      Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

      Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed or deemed contributed to us, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing common units in this offering essentially will be the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

      Baker Botts L.L.P. is of the opinion that, with the exception of the issues described in “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

      Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

      Baker Botts L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

      Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 ($87,500 in the case of married individuals filing separately) of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

      Tax Rates. In general, the highest effective United States federal income tax rate for individuals for 2003 is 35% and the maximum United States federal income tax rate for net capital gains of an individual for 2003 is 15% if the asset disposed of was held for more than 12 months at the time of disposition.

      Section 754 Election. We made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

      Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted, a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. In addition, the holder of a common unit (other than a common unit that is sold in this offering) may be entitled by reason of a Section 743(b) adjustment to amortization deductions in respect of property to which the traditional method of eliminating differences in “book” and tax basis applies. It would not be possible to maintain uniformity of units if this requirement were literally followed; therefore under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “— Tax Treatment of Operations” and “— Uniformity of Units.”

      Although Baker Botts L.L.P. is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-l(a)(6). Although Treasury Regulation Section 1.167(c)-1(a)(6) is not expected to directly apply to a material portion of our assets, if we determine that our position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In addition, if purchasers of common units (other than those that are sold in this offering) are entitled to different treatment in respect of property as to which we are using the traditional method of eliminating differences in “book” and tax basis, we may also take a position that results in lower annual deductions to some or all of our unitholders than might otherwise be available. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common

Units — Recognition of Gain or Loss.” Please read “— Tax Treatment of Operations” and “— Uniformity of Units.”

      A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have a higher tax basis in his share of our assets for purposes of computing, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

      The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

      Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

      Tax Basis, Depreciation and Amortization. The tax basis of our assets is used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by our general partner, its affiliates and our other unitholders as of that time. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

      To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

      If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all, of those deductions as ordinary income upon a sale of his interest in

us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

      The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

      Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

      Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

      Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

      Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

      The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

      Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest (one in which gain would be recognized if it were sold, assigned or terminated at its fair market value) if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

      Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

      Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the Allocation Date. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

      It is uncertain, due to the absence of interpretative authority, whether this method conforms to the requirements of applicable Treasury Regulations. Accordingly, Baker Botts L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is disallowed or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders to conform to a method permitted under future Treasury Regulations.

      A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

      Notification Requirements. A person who purchases units from a unitholder is required to notify us in writing of that purchase within 30 days after purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.

      Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

      Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

Tax-Exempt Organizations and Other Investors

      Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

      Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

      A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

      Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 or applicable substitute form in order to obtain credit for these withholding taxes.

      In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

      Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned 5% or less in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

      Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by Baker Botts L.L.P., we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. Neither we nor Baker Botts L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

      The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

      Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names Martin Midstream GP LLC as our Tax Matters Partner.

      The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

      A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

      Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) whether the beneficial owner is:

(1) a person that is not a United States person;

(2) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

(3) a tax-exempt entity;

(c) the amount and description of units held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

      Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

      Registration as a Tax Shelter. The Internal Revenue Code requires that “tax shelters” be registered with the Secretary of the Treasury. It is arguable that we are not subject to the registration requirement on the basis that we may not constitute a tax shelter. However, we have registered as a tax shelter with the Secretary of Treasury in the absence of assurance that we are not be subject to tax shelter registration and in light of the substantial penalties that might be imposed if registration is required and not undertaken. Our tax shelter registration number is 02318000009.

Issuance of this tax shelter registration number does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS.

      A unitholder who sells or otherwise transfers a unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

      Recently issued Treasury Regulations require taxpayers to report certain information on Internal Revenue Service Form 8886 if they participate in a “reportable transaction.” You may be required to file this form with the Internal Revenue Service if we participate in a “reportable transaction.” A transaction may be a reportable transaction based upon any of several factors. You are urged to consult with your own tax advisor concerning the application of any of these factors to your investment in our common units. Congress is considering legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements. The Treasury Regulations also impose obligations on “material advisors” that organize, manage or sell interests in registered “tax shelters.” As described in this prospectus, we have registered as a tax shelter, and, thus one of our material advisors will be required to maintain a list with specific information, including your name and tax identification number, and to furnish this information to the Internal Revenue Service upon request. You are urged to consult with your own tax advisor concerning any possible disclosure obligation with respect to your investment and should be aware that we and our material advisors intend to comply with the list and disclosure requirements.

      Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

      A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority;” or

(2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

      More stringent rules apply to “tax shelters,” a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

      A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local, Foreign and Other Tax Considerations

      In addition to federal income taxes, you will be subject to other taxes, including state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder is urged to consider their potential impact on his investment in us. We will initially own property or do business in Alabama, Arizona, Arkansas, Georgia, Florida, Illinois, Louisiana, Mississippi, Texas and Utah. We may also own property or do business in other state or foreign jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements.

      In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

      It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Baker Botts L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN MARTIN MIDSTREAM PARTNERS L.P. BY EMPLOYEE BENEFIT PLANS

      An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of Employee Retirement Income Security Act of 1974, as amended (referred to as “ERISA”), and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

(a) whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

(b) whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

(c) whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

      The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

      Section 406 of ERISA and/or Section 4975 of the Internal Revenue Code prohibits employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

      In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

      The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things,

(a) the equity interests acquired by employee benefit plans are publicly offered securities; i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws,

(b) the entity is an “operating company,” i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries, or

(c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by our general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

      Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) above.

      Plan fiduciaries contemplating a purchase of common units are urged to consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

      Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Raymond James & Associates, Inc. is acting as representative, have severally agreed to purchase from us the respective number of common units opposite their names below.

Number of
Underwriters	Common Units

Raymond James & Associates, Inc.
A.G. Edwards & Sons, Inc.
McDonald Investments Inc., a Key Corp. company
RBC Dain Rauscher Inc.

Total	1,150,000

      The underwriting agreement provides that the underwriters’ obligations to purchase the common units depend upon the satisfaction of the conditions contained in the underwriting agreement, and that if any of the common units are purchased by the underwriters, all of the common units must be purchased. The conditions contained in the underwriting agreement include the condition that all the representations and warranties made by us to the underwriters are true, that there has been no material adverse change in our condition or in the financial markets and that we deliver to the underwriters customary closing documents.

      We have been advised by the underwriters that the underwriters propose to offer the common units directly to the public at the offering price to the public set forth on the cover page of this prospectus and to dealers (who may include the underwriters) at this price to the public less a concession not in excess of $          per unit. The underwriters may allow, and the dealers may reallow, a concession not in excess of $          per unit to certain brokers and dealers. After this offering, the underwriters may change the offering price and other selling terms.

      We, Martin Resource Management, our general partner, our operating partnership and the general partner of our operating partnership have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that may be required to be made in respect of these liabilities.

      We have granted to the underwriters an option to purchase up to an aggregate of 172,500 additional common units at the initial price to the public less the underwriting discount set forth on the cover page of this prospectus exercisable solely to cover over-allotments, if any. This option may be exercised at any time and from time to time until 30 days after the date of this prospectus. If this option is exercised, each underwriter will be committed, subject to satisfaction of the conditions specified in the underwriting agreement, to purchase a number of additional common units proportionate to the underwriter’s initial commitment as indicated in the preceding table, and we will be obligated, pursuant to the option, to sell these common units to the underwriters.

      We, Martin Resource Management, our operating partnership, our general partner and the directors and executive officers of our general partner, have agreed that they will not, directly or indirectly, sell, offer or otherwise dispose of any common units or enter into any derivative transaction with similar effect as a sale of common units for a period of 120 days after the date of this prospectus without the prior written consent of Raymond James & Associates, Inc. The restrictions described in this paragraph do not apply to:

•	the sale of common units to the underwriters;

•	common units issued by us under employee incentive plans or upon the exercise of options issued under employee incentive plans; or

•	common units issued in connection with accretive acquisitions, provided that the recipients of those common units agree to be bound by the restrictions described above.

      Raymond James & Associates, Inc., in its sole discretion, may release the units subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release units from lock-up agreements, Raymond James & Associates, Inc. will consider, among other factors, the unitholders’ reasons for requesting the release, the number of units for which the release is being requested and market conditions at the time.

      In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of a number of common units in excess of the number of units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of units over-allotted by the underwriters is not greater than the number of units they may purchase in the over-allotment option. In a naked short position, the number of units involved is greater than the number of units in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing common units in the open market.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. If the underwriters sell more common units than could be covered by the over-allotment option, which we refer to in this prospectus as a naked short position, the position can only be closed out by buying common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

      The following table summarizes the discounts that we will pay to the underwriters in this offering. These amounts assume both no exercise and full exercise of the underwriter’s over-allotment option.

	No Exercise	Full Exercise

Per Unit	$	$
Total	$	$

      We expect to incur expenses of approximately $0.7 million in connection with this offering.

      Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. In connection with the Tesoro Marine asset acquisition we and our affiliates paid RBC Dain Rauscher Inc., which is one of the underwriters of this offering, an investment banking fee. Royal Bank of Canada, an affiliate of RBC Dain Rauscher Inc., which is one of the underwriters of this offering, is administrative agent, lead arranger, book runner and a lender under our credit facility, for which it received compensation, including compensation received in connection with the recent amendment to our credit agreement and expansion of our credit facility. All of the net proceeds of this offering will be used to repay a portion of this indebtedness. Raymond James, A.G. Edwards & Sons, Inc. and RBC Dain Rauscher Inc. were underwriters in our initial public offering that closed in November 2002.

      Because the National Association for Securities Dealers, Inc. views the common units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2810 of the NASD’s Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange. All of the net proceeds of this offering will be used to repay a portion of the borrowings outstanding under our revolving credit facility. Accordingly, because more than 10% of the net proceeds of this offering will be paid to an affiliate of RBC Capital Markets, an underwriter participating in this offering, this offering is made pursuant to NASD Conduct Rule 2710(c)(8).

      The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the customer.

VALIDITY OF THE COMMON UNITS

      The validity of the common units will be passed upon for us by Baker Botts L.L.P., Dallas, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

      The following financial statements have been included in this prospectus in reliance upon the reports of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing: (i) the consolidated and combined financial statements, respectively, of Martin Midstream Partners L.P. and subsidiaries and Martin Midstream Partners Predecessor as of December 31, 2002 and 2001, and for the period from November 6, 2002 through December 31, 2002 and for the period from January 1, 2002 through November 5, 2002 and for the years ended December 31, 2001 and 2000, (ii) the financial statements of CF Martin Sulphur, L.P. as of December 31, 2002 and 2001, and for years ended December 31, 2002 and 2001 and for the period from November 22, 2000 through December 31, 2000, (iii) the balance sheet of Martin Midstream GP LLC as of December 31, 2002, and (iv) the statement of revenues and direct operating expenses of Certain Assets of Tesoro Marine Services, L.L.C. for the year ended December 31, 2002.

      The audit reports covering the December 31, 2002 financial statements of Martin Midstream Partners L.P. and Martin Midstream Partners Predecessor and CF Martin Sulphur, L.P. refer to a change in the method of accounting for goodwill and other intangible assets.

      The audit report covering the statement of revenue and direct expenses of Certain Assets of Tesoro Marine Services, L.L.C. for the year ended December 31, 2002 includes an explanatory paragraph emphasizing that the statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the revenues and direct operating expenses of the assets, as defined in the purchase agreement between Tesoro Marine Services, L.L.C. and Martin Midstream Partners L.P. and Martin Operating Partnership L.P. dated October 27, 2003.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-l regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding Martin Midstream Partners L.P. and the common units offered by this prospectus, you may review the full registration statement, including its exhibits and schedules, filed under the Securities Act of 1933. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of this public reference room by calling the SEC at 1-800-SEC-0330.

      The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site.

      We furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with generally accepted accounting principles and furnish or make available quarterly reports containing our unaudited interim financial information including the information required by Form 10-Q for the first three fiscal quarters of each of our fiscal years.

INDEX TO FINANCIAL STATEMENTS

Page

Martin Midstream Partners, L.P. Unaudited Pro Forma Financial Statements:
Introduction	F-3
Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2003	F-4
Unaudited Pro Forma Consolidated Statement of Operations for the Nine Months Ended September 30, 2003	F-5
Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2002	F-6
Notes to the Unaudited Pro Forma Financial Statements	F-7
Martin Midstream Partners, L.P. Consolidated and Combined Financial Statements (audited):
Independent Auditors’ Report	F-9
Consolidated and Combined Balance Sheets as of December 31, 2002 and December 31, 2001 (Predecessor)	F-10
Consolidated and Combined Statements of Operations for the Years Ended December 31, 2001 and 2000 and the Period from January 1, 2002 through November 5, 2002 (Predecessor) and the Period from November 6, 2002 through December 31, 2002	F-11
Consolidated and Combined Statements of Capital/ Equity for the Years Ended December 31, 2002, 2001 and 2000	F-12
Consolidated and Combined Statements of Cash Flows for the Years Ended December 31, 2001 and 2000 and the Period from January 1, 2002 through November 5, 2002 (Predecessor) and the Period from November 6, 2002 through December 31, 2002	F-13
Notes to Consolidated and Combined Financial Statements	F-14
Consolidated and Combined Quarterly Income Statement Information (unaudited)	F-31
Martin Midstream Partners L.P. Consolidated and Combined Condensed Financial Statements (unaudited):
Consolidated Condensed Balance Sheets as of September 30, 2003 and December 31, 2002 (audited)	F-32
Consolidated and Combined Condensed Statements of Operations for the Three Months Ended September 30, 2002 and the Nine Months Ended September 30, 2002 (Predecessor) and the Three Months Ended September 30, 2003 and the Nine Months Ended September 30, 2003	F-33
Consolidated and Combined Condensed Statements of Capital/ Equity for the Nine Months Ended September 30, 2003 and September 30, 2002 (Predecessor)	F-34
Consolidated and Combined Condensed Statements of Cash Flows for the Nine Months Ended September 30, 2003 and the Nine Months Ended September 30, 2002 (Predecessor)	F-35
Notes to Consolidated and Combined Condensed Financial Statements	F-36
C.F. Martin Sulphur, L.P. Financial Statements (audited):
Independent Auditors’ Report	F-46
Balance Sheets as of December 31, 2002 and December 31, 2001	F-47
Statements of Operations for the Years Ended December 31, 2002 and December 31, 2001 and the Period from November 22, 2000 (inception) through December 31, 2000	F-48
Statements of Changes in Partners’ Capital for the Years Ended December 31, 2002 and December 31, 2001 and the Period from November 22, 2000 (inception) through December 31, 2000	F-49
Statements of Cash Flows for the Years Ended December 31, 2002 and December 31, 2001 and the Period from November 22, 2000 (inception) through December 31, 2000	F-50
Notes to Financial Statements	F-51

Page

Martin Midstream GP LLC:
Independent Auditors’ Report	F-59
Balance Sheets as of September 30, 2003 (unaudited) and December 31, 2002 (audited)	F-60
Notes to Balance Sheets	F-61
Certain Assets of Tesoro Marine Services, L.L.C.:
Independent Auditors’ Report	F-63
Statements of Revenues and Direct Operating Expenses for the Year Ended December 31, 2002 (audited) and the Nine Months Ended September 30, 2003 and 2002 (unaudited)	F-64
Notes to Statements of Revenues and Direct Operating Expenses	F-65

MARTIN MIDSTREAM PARTNERS L.P.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Introduction

      The following unaudited pro forma financial statements have been derived from the historical consolidated and combined financial statements of Martin Midstream Partners L.P. (“MMLP”) and Martin Midstream Partners Predecessor (as applicable) and the historical statements of revenues and direct operating expenses of certain assets of Tesoro Marine Services, L.L.C. (“Tesoro”), all set forth elsewhere herein. The pro forma financial statements should be read in conjunction with the accompanying notes to pro forma financial statements and with the historical financial statements and related notes set forth elsewhere herein.

      The following pro forma financial statements give pro forma effect to:

•	the acquisition of the Tesoro assets for $27.6 million which occurred on December 23, 2003;

•	the borrowing of $27.0 million under MMLP’s expanded credit facility in order to finance the acquisition from Tesoro;

•	the execution of several agreements between the operating subsidiary of MMLP and Martin Resource Management Corporation through a direct subsidiary (“Martin Resource Management”) as a result of the Tesoro acquisition;

•	the completion of this offering;

•	the repayment of $31.2 million under MMLP’s expanded credit facility immediately after the closing of this offering; and

•	for the pro forma statement of operations for the year ended December 31, 2002, MMLP’s initial public offering of 2,900,000 common units at an offering price of $19.00 per common unit and the transactions related to the formation of MMLP in November 2002.

      The pro forma adjustments are based upon currently available information and certain estimates and assumptions, and therefore the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the acquisition and offering and related transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma financial statements. The pro forma financial statements may not be indicative of the results that actually would have occurred if MMLP had completed the acquisition and the offering on the dates indicated. In addition, the pro forma financial statements are not necessarily indicative of the results of MMLP’s future operations.

MARTIN MIDSTREAM PARTNERS L.P.

(Successor to Martin Midstream Partners Predecessor)

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

September 30, 2003
(Dollars in Thousands)

		Pro Forma		Pro	Pro Forma
	Martin Midstream	Adjustments —		Forma —	Adjustments —		Pro Forma
	Partners L.P.	Acquisition		Acquisition	Offering		As Adjusted

ASSETS
Cash	$5,956	$27,000	(a)	$4,552	$32,890	(d)	$4,552
		(800	)(b)		(2,389	)(e)
		(27,604	)(c)		671	(f)
					(31,172	)(g)
Accounts and other receivable	18,187	—		18,187	—		18,187
Product exchange receivables	2,285	—		2,285	—		2,285
Inventories	17,248	1,792	(c)	19,040	—		19,040
Due from affiliates	795	—		795	—		795
Other current assets	352	—		352	—		352

Total current assets	44,823	388		45,211	—		45,211

Property, plant & equipment, at cost	84,691	25,812	(c)	110,503	—		110,503
Accumulated depreciation	(30,934)	—		(30,934)	—		(30,934)

Property, plant and equipment, net	53,757	25,812		79,569	—		79,569

Goodwill	2,922	—		2,922	—		2,922
Investment in unconsolidated entities	716	—		716	—		716
Other assets, net	1,056	800	(b)	1,856	—		1,856

Total assets	$103,274	$27,000		$130,274	$—		$130,274

LIABILITIES AND PARTNERS’ CAPITAL
Trade and other accounts payable	$11,850	$—		$11,850	$—		$11,850
Product exchange payables	8,478	—		8,478	—		8,478
Due to affiliates	770	—		770	—		770
Other accrued liabilities	1,278	—		1,278	—		1,278

Total current liabilities	22,376	—		22,376	—		22,376
Long term debt	35,000	27,000	(a)	62,000	(31,172	)(g)	30,828

Total liabilities	57,376	27,000		84,376	(31,172)		53,204

Partners’ capital
Common Units	47,917	—		47,917	32,890	(d)	78,418
					(2,389	)(e)
Subordinated units	(1,993)	—		(1,993)	—		(1,993)
General partner	(26)	—		(26)	671	(f)	645

Total partners’ capital	45,898	—		45,898	31,172		77,070

	$103,274	$27,000		$130,274	$—		$130,274

See accompanying notes to the unaudited pro forma financial statements.

MARTIN MIDSTREAM PARTNERS L.P.

(Successor to Martin Midstream Partners Predecessor)

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Nine Months Ended September 30, 2003
(Dollars in Thousands, except per unit amounts)

			Pro Forma		Pro	Pro Forma
	Martin Midstream		Adjustments —		Forma —	Adjustments —	Pro Forma
	Partners L.P.	Tesoro	Acquisition		Acquisition	Offering	As Adjusted

Revenues:
Marine transportation	$19,582	$—	$3,875	(o)	$23,457	$—	$23,457
Terminalling	5,038	4,244	1,815	(p)	11,097	—	11,097
Product Sales:
LPG distribution	95,335	—	—		95,335	—	95,335
Fertilizer	20,143	—	—		20,143	—	20,143
Terminalling	—	6,578	—		6,578	—	6,578

	115,478	6,578	—		122,056	—	122,056

Total revenues	140,098	10,822	5,690		156,610	—	156,610

Costs and expenses:
Cost of products sold:
LPG distribution	92,116	—	—		92,116	—	92,116
Fertilizer	17,579	—	—		17,579	—	17,579
Terminalling	—	4,466	—		4,466	—	4,466

	109,695	4,466	—		114,161	—	114,161
Expenses:
Operating expenses	14,908	7,366	(666	)(s)	21,162	—	21,162
			(973	)(v)
			527	(w)
Selling, general and administrative	4,576	—	210	(q)	4,786	—	4,786
Depreciation and amortization	3,515	1,675	13	(r)	5,203	—	5,203
Impairment(1)	—	2,352	—		2,352	—	2,352

Total costs and expenses	132,694	15,859	(889)		147,664	—	147,664

Operating income (loss)	7,404	(5,037)	6,579		8,946	—	8,946

Other income (expenses):
Equity in earnings of unconsolidated entities	2,308	—	—		2,308	—	2,308
Interest expense	(1,442)	—	(300	)(b)	(2,517)	895 (u)	(1,622)
			(775	)(t)
Other, net	68	—	—		68	—	68

Total other income (expense)	934	—	(1,075)		(141)	895	754

Net income (loss)	$8,338	$(5,037)	$5,504		$8,805	$895	$9,700

General partners’ interest in net income	$167						$194	(x)
Limited partners’ interest in net income	$8,171						$9,506
Net income per limited partner unit	$1.14						$1.14	(x)
Weighted average limited partner units	7,153,362						8,303,362

(1)	This represents a pre-acquisition non-cash impairment charge taken by Tesoro against the fixed assets acquired by MMLP based on the fair value of such assets as reflected in the purchase price paid by MMLP, relative to the historic book value thereof.

See accompanying notes to the unaudited pro forma financial statements.

MARTIN MIDSTREAM PARTNERS L.P.

(Successor to Martin Midstream Partners Predecessor)

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2002
(Dollars in Thousands, except per unit amounts)

	Martin Midstream Partners L.P.

	(Predecessor)	(Partnership)
	Period from	Period from
	January 1, 2002	November 6, 2002	Pro Forma
	through	through	Adjustments —		Pro Forma —
	November 5,	December 31,	Formation of		Formation of
	2002	2002	Partnership/IPO		Partnership/IPO	Tesoro

Revenues:
Marine transportation	$20,336	$4,104	$—		$24,440	$243
Terminalling	4,221	937	—		5,158	5,270
Product Sales:
LPG distribution	69,047	23,361	—		92,408	—
Fertilizer	22,556	5,344	—		27,900	—
Terminalling	—	—	—		—	8,551

	91,603	28,705	—		120,308	8,551

Total revenues	116,160	33,746	—		149,906	14,064

Costs and expenses:
Cost of products sold:
LPG distribution	65,081	22,109	—		87,190	—
Fertilizer	18,991	4,327	—		23,318	—
Terminalling	—	—	—		—	5,959

	84,072	26,436	—		110,508	5,959
Expenses:
Operating expenses	16,654	3,056	—		19,710	10,220
Selling, general and administrative	5,767	857	(586	)(h)	6,648	—
			610	(i)
Depreciation and amortization	3,741	747	—		4,488	2,292

Total costs and expenses	110,234	31,096	24		141,354	18,471

Operating income (loss)	5,926	2,650	(24)		8,552	(4,407)

Other income (expenses):
Equity in earnings of unconsolidated entities	2,565	599	—		3,164	—
Interest expense	(3,283)	(345)	2,819	(j)	(2,005)	—
			464	(k)
			(1,259	)(l)
			(401	)(m)
Other, net	42	5	—		47	—

Total other income (expense)	(676)	259	1,623		1,206	—

Income (loss) before income taxes	5,250	2,909	1,599		9,758	(4,407)
Income taxes	1,959	—	(1,959	)(n)	—	—

Net income (loss)	$3,291	$2,909	$3,558		$9,758	$(4,407)

General partners’ interest in net income		$58
Limited partners’ interest in net income		$2,851
Net income per limited partner unit		$0.40
Weighted average limited partner units		7,153,362

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Pro Forma			Pro Forma
	Adjustments —		Pro Forma —	Adjustments	Pro Forma
	Acquisition		Acquisition	Offering	As Adjusted

Revenues:
Marine transportation	$4,909	(o)	$29,592	$—	$29,592
Terminalling	2,295	(p)	12,723		12,723
Product Sales:
LPG distribution	—		92,408	—	92,408
Fertilizer	—		27,900	—	27,900
Terminalling	—		8,551	—	8,551

	—		128,859	—	128,859

Total revenues	7,204		171,174	—	171,174

Costs and expenses:
Cost of products sold:
LPG distribution	—		87,190	—	87,190
Fertilizer	—		23,318	—	23,318
Terminalling	—		5,959	—	5,959

	—		116,467	—	116,467
Expenses:
Operating expenses	(1,120	)(s)	28,139	—	28,139
	(1,277	)(v)
	606	(w)
Selling, general and administrative	280	(q)	6,928	—	6,928
Depreciation and amortization	(41	)(r)	6,739	—	6,739

Total costs and expenses	(1,552)		158,273	—	158,273

Operating income (loss)	8,756		12,901	—	12,901

Other income (expenses):
Equity in earnings of unconsolidated entities	—		3,164	—	3,164
Interest expense	(400	)(b)	(3,552)	1,325 (u)	(2,227)
	(1,147	)(t)
Other, net	—		47	—	47

Total other income (expense)	(1,547)		(341)	1,325	984

Income (loss) before income taxes	7,209		12,560	1,325	13,885
Income taxes	—		—	—	—

Net income (loss)	$7,209		$12,560	$1,325	$13,885

General partners’ interest in net income					$278	(x)
Limited partners’ interest in net income					$13,607
Net income per limited partner unit					$1.64	(x)
Weighted average limited partner units					8,303,362

See accompanying notes to the unaudited pro forma financial statements.

MARTIN MIDSTREAM PARTNERS L.P.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(a)	Reflects the borrowings of $27.0 million through the expansion of Martin Midstream Partners L.P. (“MMLP”) existing credit facility.

(b)	Reflects payment of debt financing fees of $0.8 million related to the expansion of the credit facility. The debt financing fees will be capitalized and amortized over the life of the associated debt.

(c)	Reflects the payment of $27.6 million for the acquisition of the Tesoro assets.

(d)	Reflects the proceeds to MMLP of $32.9 million from the issuance and sale of 1,150,000 common units at an assumed offering price of $28.60 per common unit.

(e)	Reflects the payment of underwriting discounts and commissions and legal and other professional fees and expenses associated with the offering of $2.4 million. These expenses will be allocated to the common units.

(f)	Reflects the contribution of $0.7 million from MMLP’s general partner in order to maintain its 2% interest.

(g)	Represents the repayment of $31.2 million under MMLP’s revolving credit facility.

(h)	Reflects the elimination of historical allocated general and administrative expenses of $0.6 million.

(i)	Reflects the estimated incremental general and administrative charges by MMLP’s general partner of $0.6 million.

(j)	Reflects the elimination of related affiliate interest expense of $2.8 million as a result of the repayment of debt from the net proceeds from MMLP’s initial public offering.

(k)	Represents the elimination of interest expense relating to predecessor debt of $0.5 million as a result of the repayment of debt from the net proceeds from MMLP’s initial public offering.

(l)	Reflects interest expense of $1.3 million on the borrowings under the bank credit facility of $35.0 million. The weighted average interest rate for the outstanding borrowings was 4.25%. If interest rates were to change by 0.25%, MMLP’s annual debt interest service would change by approximately $0.1 million.

(m)	Reflects payment of debt financing fees of $1.4 million related to the credit facility in November 2002. The debt financing fees were capitalized and will be amortized over the life of the associated debt.

(n)	Reflects the elimination of federal and state income taxes as income taxes will be the responsibility of the unitholders and not MMLP.

(o)	Reflects the Transportation Services Agreement under which MMLP, through its operating subsidiary, provides marine transportation services to Martin Resource Management for transporting fuel oil for Martin Resource Management.

(p)	Reflects the Terminal Service Agreement under which MMLP, through its operating subsidiary, provides terminalling services to Martin Resource Management, which allows Martin Resource Management to use MMLP terminals and storage tanks.

(q)	Reflects the incremental general and administrative charges by MMLP’s general partner as a result of the acquisition of $0.2 million and $0.3 million, respectively. The indirect general and administrative expenses from Martin Resources Management was capped at $1.0 million for the year ended October 31, 2003. The cap was increased to $2.0 million for the year ending October 31, 2004. In each of the subsequent three years, this amount may be increased by no more than the percentage increase in the consumer price index for the applicable year. In addition, MMLP’s general partner has the right to agree to further increases in connection with expansions of MMLP’s operations through the acquisition or construction of new assets or businesses.

(r)	Reflects the change in depreciation expense of the acquired assets from Tesoro. Pro forma depreciation expense was based on estimated useful lives of 5 to 15 years for the acquired assets.

MARTIN MIDSTREAM PARTNERS L.P.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS — (Continued)

The initial purchase price allocation is preliminary. Due to the new carrying value of the Tesoro assets upon acquisition, historical depreciation expense has been adjusted.

(s)	Reflects reimbursement to the operating subsidiary of MMLP from Martin Resource Management for throughput expenses related to fuel oil and water that are being charged directly to MMLP at a certain terminal location. This reimbursement is part of the Terminal Services Agreement, see note (p), but is not subject to the terminalling throughput fee described therein.

(t)	Reflects increase of interest expense resulting from the borrowings under MMLP’s revolving credit facility of $27.0 million. The interest rates used to determine the pro forma adjustments for the borrowings under the revolving credit facility were based on MMLP’s borrowing rates of 3.83% and 4.25% for the nine months ended September 30, 2003 and the year ended December 31, 2002, respectively.

(u)	Reflects reduction of interest expense resulting from repayments of $31.2 million of borrowings under MMLP’s bank credit facility. The interest rates used to determine the pro forma adjustment for the borrowings under the credit facility were 3.83% and 4.25% for the nine months ended September 30, 2003 and the year ended December 31, 2002, respectively.

(v)	Reflects the elimination of the historical personnel-related direct operating expense for delivering lubricants, greases and drilling fluids as these personnel-related costs will be incurred by Martin Resource Management. The costs related to delivering lubricants, greases and drilling fluids will be billed to MMLP by Martin Resource Management under the Lubricants and Drilling Fluids Terminal Services Agreement, see note (w).

(w)	Reflects the charges per a Lubricants and Drilling Fluids Terminal Services Agreement under which Martin Resources Management provides terminal services to the operating subsidiary of MMLP to handle lubricants, greases and drilling fluids.

(x)	MMLP’s general partner’s allocation of the net income is based on its combined 2.0% interest in MMLP. Its general partners’ 2.0% allocation of net income has been deducted before calculating net income per limited partners’ unit. The computation of net income per limited partner unit assumes that 4,050,000 common units and 4,253,362 subordinated units were outstanding at all time periods presented.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Martin Midstream GP LLC:

      We have audited the accompanying consolidated and combined balance sheets, respectively, of Martin Midstream Partners L.P. and subsidiaries (successor) and Martin Midstream Partners Predecessor (predecessor) (collectively, Martin Midstream) as of December 31, 2002 and 2001, and the related consolidated and combined, respectively, statements of operations, capital/equity, and cash flows for the period from November 6, 2002 through December 31, 2002 (successor) and for the period from January 1, 2002 through November 5, 2002 and for the years ended December 31, 2001 and 2000 (predecessor). These financial statements are the responsibility of Martin Midstream’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated and combined, respectively, financial position of Martin Midstream and the results of their operations and their cash flows for each of the specified periods in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 2 to the consolidated and combined financial statements, Martin Midstream changed its method of accounting for goodwill and other intangible assets in 2002.

/s/ KPMG LLP

Shreveport, Louisiana

March 19, 2003

MARTIN MIDSTREAM PARTNERS L.P.

(Successor to Martin Midstream Partners Predecessor — See Note 1)

CONSOLIDATED AND COMBINED BALANCE SHEETS

	December 31,

	2002	2001

	(Partnership)	(Predecessor)

	(Dollars in thousands)
ASSETS

Cash	$1,734	$62
Accounts and other receivables, less allowance for doubtful accounts of $296 and $355	20,225	14,669
Product exchange receivables	1,040	356
Inventories	15,511	13,601
Due from affiliates	332	—
Other current assets	273	137

Total current assets	39,115	28,825

Property, plant, and equipment, at cost	83,345	85,409
Accumulated depreciation	(27,488)	(28,335)

Property, plant and equipment, net	55,857	57,074

Goodwill	2,922	2,922
Other assets, net	2,561	132

	$100,455	$88,953

LIABILITIES AND CAPITAL/ EQUITY

Current installments of long-term debt	$—	$970
Trade and other accounts payable	14,007	8,853
Product exchange payables	2,285	4,109
Other accrued liabilities	2,057	862

Total current liabilities	18,349	14,794

Long-term debt, net of current installments	35,000	7,845
Due to affiliates	—	36,796
Deferred income taxes	—	9,319
Other liabilities	—	1,441

Total liabilities	53,349	70,195

Owner’s equity	—	18,758
Partners’ capital	47,106	—
Commitments and contingencies

	$100,455	$88,953

See accompanying notes to consolidated and combined financial statements.

MARTIN MIDSTREAM PARTNERS L.P.

(Successor to Martin Midstream Partners Predecessor — See Note 1)

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

	Partnership	Predecessor

	Period from	Period from
	November 6, 2002	January 1, 2002
	through	through	Year Ended December 31,
	December 31,	November 5,
	2002	2002	2001	2000

	(Dollars in thousands except per unit amounts)
Revenues:
Marine transportation	$4,104	$20,336	$28,637	$26,060
Terminalling	937	4,221	4,368	3,978
Product sales:
LPG distribution	23,361	69,047	98,615	143,799
Fertilizer	5,344	22,556	31,498	25,976

	28,705	91,603	130,113	169,775

Total revenues	33,746	116,160	163,118	199,813

Costs and expenses:
Cost of products sold:
LPG distribution	22,109	65,081	93,664	128,834
Fertilizer	4,327	18,991	26,103	21,229

	26,436	84,072	119,767	150,063
Expenses:
Operating expenses	3,056	16,654	20,472	25,993
Selling, general and administrative	857	5,767	7,513	7,880
Depreciation and amortization	747	3,741	4,122	6,413

Total costs and expenses	31,096	110,234	151,874	190,349

Operating income	2,650	5,926	11,244	9,464

Other income (expense):
Equity in earnings of unconsolidated entities	599	2,565	1,477	192
Interest expense	(345)	(3,283)	(5,390)	(7,949)
Other, net	5	42	82	70

Total other income (expense)	259	(676)	(3,831)	(7,687)

Income before income taxes	2,909	5,250	7,413	1,777
Income taxes	—	1,959	2,735	847

Net income	$2,909	$3,291	$4,678	$930

General partner’s interest in net income	$58
Limited partners’ interest in net income	$2,851
Net income per limited partner unit	$.40
Weighted average limited partner units	7,153,362

See accompanying notes to consolidated and combined financial statements.

MARTIN MIDSTREAM PARTNERS L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF CAPITAL/ EQUITY

For the Years Ended December 31, 2002, 2001 and 2000

		Partners’ Capital

		Limited Partners

						General
		Common		Subordinated		Partner
	Owner’s
	Equity	Units	Amount	Units	Amount	Amount	Total

	(Dollars in thousands)
Balance — December 31, 2000	$13,150	—	$—	—	$—	$—	$13,150
Net Income	930	—	—	—	—	—	930

Balance — January 1, 2001	14,080	—	—	—	—	—	14,080
Net income	4,678	—	—	—	—	—	4,678

Balances — December 31, 2001	18,758	—	—	—	—	—	18,758
Net income — from January 1, 2002 through November 5, 2002	3,291	—	—	—	—	—	3,291
Adjustment to reflect owner transactions prior to formation of Partnership	(25,093)	—	—	—	—	—	(25,093)
Formation of Partnership	3,044	—	—	4,253,362	(2,984)	(60)	—
Issuance of units to public, net of underwriting and other costs	—	2,900,000	47,241	—	—	—	47,241
Net income — from November 6, 2002 through December 31, 2002	—	—	1,155	—	1,696	58	2,909

Balances — December 31, 2002	$—	2,900,000	$48,396	4,253,362	$(1,288)	$(2)	$47,106

MARTIN MIDSTREAM PARTNERS L.P.

(Successor to Martin Midstream Partners Predecessor — See Note 1)

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

	Partnership	Predecessor

	Period From	Period From
	November 6,	January 1,	Year Ended
	2002 Through	2002 Through	December 31,
	December 31,	November 5,
	2002	2002	2001	2000

	(Dollars in thousands)
Cash flows from operating activities:
Net income	$2,909	$3,291	$4,678	$930
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	747	3,741	4,122	6,413
Deferred income taxes	—	1,830	2,656	656
(Gain) loss on sale of property, plant, and equipment	—	(12)	(4)	(1)
Equity in earnings of unconsolidated entities	(599)	(2,565)	(1,477)	(192)
Change in current assets and liabilities, excluding effects of acquisitions and dispositions:
Accounts and other receivables	(5,919)	(3)	9,696	(10,061)
Product exchange receivables	11,117	(11,801)	(150)	605
Inventories	(7,811)	5,901	3,931	(7,547)
Other current assets	(261)	117	1,968	(2,107)
Trade and other accounts payable	5,525	(102)	(11,670)	8,998
Product exchange payables	(2,253)	429	(2,651)	3,509
Other accrued liabilities	1,289	(457)	(96)	478
Change in other non-current assets, net	80	(53)	141	(60)

Net cash provided by operating activities	4,824	316	11,144	1,621

Cash flows from investing activities:
Payments for property, plant, and equipment	(3,007)	(2,303)	(6,229)	(3,944)
Proceeds from sale of property, plant, and equipment	—	444	109	2
Payment of costs associated with formation of unconsolidated partnership	—	—	(701)	—
Capital investment in unconsolidated joint venture	—	—	(280)	(62)
Payment received from unconsolidated partnership partner	—	—	—	920
Distributions from unconsolidated partnership	891	—	394	—
Cash paid for acquisition	—	(103)	(102)	—

Net cash used in investing activities	(2,116)	(1,962)	(6,809)	(3,084)

Cash flows from financing activities:
Payments of long-term debt	(2,200)	(8,815)	(2,801)	(2,107)
Payments of assumed debt and related costs	—	(73,263)	—	—
Net proceeds from initial public offering	—	50,571	—	—
Proceeds from long-term debt	—	37,200	—	—
Payments of debt issuance costs	—	(1,421)	—	—
Borrowings from affiliates	—	46,326	57,865	55,774
Payments to affiliates	(4,087)	(43,701)	(59,464)	(52,246)

Net cash provided by (used in) financing activities	(6,287)	6,897	(4,400)	1,421

Net increase (decrease) in cash and cash equivalents	(3,579)	5,251	(65)	(42)
Cash at beginning of period	5,313	62	127	169

Cash at end of period	$1,734	$5,313	$62	$127

See accompanying notes to consolidated and combined financial statements.

MARTIN MIDSTREAM PARTNERS L.P.

(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Dollars in Thousands)

(1)	ORGANIZATION AND DESCRIPTION OF BUSINESS

      Martin Midstream Partners L.P. (the “Partnership”) provides marine transportation, terminalling, distribution and midstream logistical services for producers and suppliers of hydrocarbon products and by-products, specialty chemicals and other liquids. The Partnership also manufactures and markets sulfur-based fertilizers and related products and owns an unconsolidated non-controlling 49.5% limited partnership interest in CF Martin Sulphur L.P. (“CF Martin Sulphur”), which operates a sulfur storage and transportation business. The Partnership operates primarily in the Gulf Coast region of the United States.

      Before November 6, 2002, the Partnership was an inactive indirect, wholly-owned subsidiary of Martin Resource Management Corporation (“MRMC”). In connection with the November 6, 2002 closing of the initial public offering of common units representing limited partner interests in the Partnership (see Note 3, Initial Public Offering), MRMC and certain of its subsidiaries conveyed to the Partnership certain of their assets, liabilities and operations, in exchange for the following: (i) a 2% general partnership interest in the Partnership held by Martin Midstream GP LLC, an indirect wholly-owned subsidiary of MRMC (the “General Partner”), (ii) incentive distribution rights granted by the Partnership, and (iii) 4,253,362 subordinated units of the Partnership. The operations that were contributed to the Partnership relate to four primary lines of business: (1) marine transportation of hydrocarbon products and hydrocarbon by-products; (2) terminalling of hydrocarbon products and hydrocarbon by-products; (3) liquefied petroleum gas (“LPG”) distribution; and (4) fertilizer manufacturing.

      Hydrocarbon products and by-products are produced primarily by major and independent oil and gas companies who often turn to independent third parties for the transportation and disposition of these products. In addition to these major and independent oil and gas companies, the Partnership’s primary customers include independent refiners, large chemical companies, fertilizer manufacturers and other wholesale purchasers of hydrocarbon products and by-products.

      Following the Partnership’s initial public offering, MRMC retained various assets, liabilities, and operations not related to the four lines of business noted above as well as certain assets, liabilities and operations within the LPG distribution and fertilizer manufacturing lines of business.

(2)	SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of Presentation, Combination and Consolidation

      Prior to November 6, 2002, the financial statements have been referred to as those of the Martin Midstream Partners Predecessor and presented as combined financial statements. Subsequent to November 6, 2002, the financial statements are referred to as consolidated financial statements of the Partnership. Financial information related to the Partnership’s financial position, results of operations or cash flows prior to November 6, 2002 exclude the assets, liabilities and operations retained by MRMC, except for those assets, liabilities and operations retained by MRMC related to the LPG distribution and fertilizer manufacturing lines of business. Financial information related to the Partnership’s financial position, results of operations or cash flows subsequent to November 6, 2002 exclude all of the assets, liabilities and operations retained by MRMC, thus including only the assets and operations conveyed to the Partnership. All intercompany transactions within the applicable reporting entities have been eliminated.

      The conveyance of the assets, liabilities and operations described above is treated as a reorganization of entities under common control and has been recorded at historical cost.

MARTIN MIDSTREAM PARTNERS L.P.
(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

      The consolidated financial statements (from November 6, 2002) include the operations of the Partnership and its two wholly-owned subsidiaries, Martin Operating GP LLC and Martin Operating Partnership L.P.

(b)	Product Exchanges

      Product exchange balances due to other companies under negotiated agreements are recorded at quoted market product prices while balances due from other companies are recorded at the lower of cost (determined using the first-in, first-out [FIFO] method) or market.

(c)	Inventories

      Inventories are stated at the lower of cost or market. Cost is determined by using the FIFO method for all inventories.

(d)	Revenue Recognition

      Revenue for the Partnership’s four operating segments is recognized as follows:

Marine transportation — Revenue is recognized for contracted trips upon completion of the particular trip. For time charters, revenue is recognized based on a per day rate.

Terminalling — Revenue is recognized for storage contracts based on the contracted monthly tank fixed fee. For throughput contracts, revenue is recognized based on the volume moved through our terminals at the contracted rate.

LPG distribution — When product is sold by truck, revenue is recognized upon delivering product to our customers as title to the product transfers when the customer physically receives the product. When product is sold in storage, or by pipeline, revenue is recognized when the customer receives product from either the storage facility or pipeline.

Fertilizer — Revenue is recognized when the customer takes title to the product, either at our plant or the customer facility.

(e)	Equity Method Investments

      The Partnership has a 49.5% unconsolidated non-controlling limited partner interest in CF Martin Sulphur, L.P. (“CF Martin Sulphur”), which is accounted for by the equity method. CF Martin Sulphur collects and aggregates, transports, stores and markets molten sulfur supplied by oil refiners and natural gas processors.

      There is a difference in the Partnership’s basis in CF Martin Sulphur and in the Partnership’s underlying equity on CF Martin Sulphur’s books. Such difference is being amortized over 20 years as additional equity in earnings (losses) of unconsolidated entities.

      Prior to November 6, 2002, the Predecessor had a 50% interest in a joint venture which manufactures and sells a sulfur fungicide product. This investment was retained by MRMC and not contributed to the Partnership. Subsequent to November 6, 2002, the Partnership’s only equity method investment is its interest in CF Martin Sulphur, as the interest in this fungicide joint venture was retained by MRMC.

MARTIN MIDSTREAM PARTNERS L.P.
(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

(f)	Property, Plant, and Equipment

      Owned property, plant, and equipment is stated at cost, less accumulated depreciation. Owned buildings and equipment are depreciated using straight-line method over the estimated lives of the respective assets.

      Routine maintenance and repairs are charged to operating expense while costs of betterments and renewals are capitalized. When an asset is retired or sold, its cost and related accumulated depreciation are removed from the accounts and the difference between net book value of the asset and proceeds from disposition is recognized as gain or loss.

(g)	Goodwill and Other Intangible Assets

      Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Partnership adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. In connection with SFAS No. 142’s transitional goodwill impairment evaluation, the Statement required the Partnership to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Partnership was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Partnership was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. The Partnership was also required to perform an additional “annual” test during 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Partnership would be required to perform the second step of the impairment test, as this is an indication that the reporting unit goodwill may be impaired. The Partnership completed the initial test in the second quarter of 2002 and the annual test in the third quarter of 2002 with no indication of impairment.

      Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, generally 15 years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Predecessor’s average cost of funds.

      Amortization of goodwill totaled $300, and $291 and for the years ended December 31, 2001, and 2000, respectively, and accumulated amortization amounted to $967 at December 31, 2001.

(h)	Debt Issuance Costs

      In connection with the closing of the Partnership’s initial public offering on November 6, 2002, the Partnership entered into a new syndicated $35,000 revolving line of credit and $25,000 term loan. The Partnership incurred debt issuance costs related this debt facility of $1,420. Amortization of debt issuance costs, which are included in interest expense for the period from November 6, 2002 through December 31,

MARTIN MIDSTREAM PARTNERS L.P.
(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

2002 totaled $79, and accumulated amortization amounted to $79 at December 31, 2002. The unamortized balance of debt issuance costs, classified as other assets, at December 31, 2002 amounted to $1,341.

(i)	Impairment of Long-Lived Assets

      SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Partnership adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not affect the Partnership’s financial statements.

      In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. Prior to the adoption of SFAS No. 144, the Partnership accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

(j)	Indirect Selling, General and Administrative Expenses

      Indirect selling, general and administrative expenses are incurred by MRMC and allocated to the Partnership to cover costs of centralized corporate functions such as accounting, treasury, engineering, information technology, risk management and other corporate services. Such expenses are based on the percentage of time spent by MRMC’s personnel that provide such centralized services. Subsequent to November 1, 2002, under an omnibus agreement between the Partnership and MRMC, the amount the Partnership is required to reimburse MRMC for indirect general and administrative expenses and corporate overhead allocated to the Partnership is capped at $1.0 million during the first year of the agreement. In each of the following four years, this amount may be increased by no more than the percentage increase in the consumer price index for the applicable year. In addition, the Partnership’s general partner has the right to agree to further increases in connection with expansions of the Partnership’s operations through the acquisition or construction of new assets or businesses

(k)	Income Taxes

      Subsequent to November 6, 2002, the operations of the Partnership are not subject to income taxes.

      Prior to November 6, 2002, the operations of the Predecessor were included in the consolidated MRMC federal tax return and income taxes were calculated based on the combined tax attributes of MRMC’s operations. Prior to November 6, 2002, income taxes were accounted for under the asset and liability method. Deferred tax assets and liabilities were recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities

MARTIN MIDSTREAM PARTNERS L.P.
(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities were measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences were expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates was recognized in income in the period that included the enactment date.

(l)	Environmental Liabilities

      The Partnership’s policy is to accrue for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

(m)	Allowance for Doubtful Accounts.

      Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in the Partnership’s existing accounts receivable.

(n)	Use of Estimates

      Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated and combined financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(o)	Comprehensive Income

      For all periods presented, net income is the only component of comprehensive income, therefore, net income is equal to total comprehensive income.

(3)	INITIAL PUBLIC OFFERING

      On November 6, 2002, the Partnership completed its initial public offering of 2,900,000 common units representing limited partnership interests at a price of $19.00 per common unit. The common units represent a 39.7% limited partnership interest in the Partnership. Total proceeds from the sale of the 2,900,000 common units were $55,100 before the payment of offering costs and underwriting commissions. Concurrent with the closing of the initial public offering, the Partnership (i) assumed borrowings of $67,200, related accrued interest of $4,600 and related prepayment penalties of $1,500 from MRMC and its subsidiaries, and (ii) entered into a $60,000 credit facility with a syndicate of financial institutions led by Royal Bank of Canada. This credit facility is composed of a $25,000 term loan and a $35,000 revolving line of credit comprised of a $25,000 working capital subfacility that will be used for ongoing working capital needs and general partnership purposes and a $10,000 subfacility that may be used to finance permitted acquisitions and capital expenditures. On November 6, 2002, the Operating Partnership borrowed $25,000 under the term loan and $12,200 under the revolving line of credit.

MARTIN MIDSTREAM PARTNERS L.P.
(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

      A summary of the proceeds received from these transactions and the use of the proceeds received therefrom is as follows:

Proceeds received:
Sale of common units	$55,100
Borrowing under term loan	25,000
Borrowing under revolving line credit	12,200

Total proceeds received	$92,300

Use of Proceeds:
Underwriter’s fees	$3,900
Professional fees and other costs	4,000
Repayment of assumed debt and related costs	73,300
Repayment of debt under promissory note	8,200
Buyout of operating lease for two barges	2,900

Total use of proceeds	$92,300

(4)	INVENTORIES

      Components of inventories at December 31, 2002 and 2001 were as follows:

	2002	2001

Liquefied petroleum gas	$9,302	$7,101
Fertilizer — raw materials and packaging	2,623	2,693
Fertilizer — finished goods	2,848	3,343
Other	738	464

	$15,511	$13,601

(5)	PROPERTY, PLANT AND EQUIPMENT

      At December 31, 2002 and 2001, property, plant, and equipment consisted of the following:

	Depreciable Lives	2002	2001

Land	—	$660	$1,118
Improvements to land and buildings	10-25 years	2,415	3,770
Transportation equipment	3-7 years	413	470
LPG storage equipment	5-20 years	1,911	4,594
Marine vessels	4-25 years	53,598	48,964
Operating equipment	3-20 years	23,734	22,349
Furniture, fixtures and other equipment	3-20 years	460	569
Construction in progress		154	3,575

		$83,345	$85,409

MARTIN MIDSTREAM PARTNERS L.P.
(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

      Depreciation expense was $3,658 for the period from January 1, 2002 through November 5, 2002 and $732 for the period from November 6, 2002 through December 31, 2002. Depreciation expense for the years ended December 31, 2001 and 2000 was $3,750 and $6,050, respectively.

(6)	GOODWILL

      The following information relates to goodwill balances as of the periods presented:

	2002	2001

Carrying amount of goodwill:
Marine transportation	$2,026	$2,026
LPG distribution	80	80
Fertilizer	816	816

	$2,922	$2,922

      The following is a reconciliation of reported net income to the amounts that would have been reported had the Partnership been subject to SFAS 142 during all periods presented:

	Period from	Period from
	November 6,	January 1, 2002	Year Ended
	2002 through	through	December 31,
	December 31,	November 5,
	2002	2002	2001	2000

Net income, as reported	$2,909	$3,291	$4,678	$930
Goodwill amortization, net of taxes	—	—	198	192

Net income, as adjusted	$2,909	$3,291	$4,876	$1,122

(7)	LEASES

      The Partnership has numerous non-cancelable operating leases primarily for transportation and other equipment. The leases generally provide that all expenses related to the equipment are to be paid by the lessee. Management expects to renew or enter into similar leasing arrangements for similar equipment upon the expiration of the current lease agreements.

      The future minimum lease payments under non-cancelable operating leases for years subsequent to December 31, 2002 are as follows: 2003 — $195; 2004 — $38; 2005 — $29; 2006 — $26; and 2007 — $18.

      Total rent expense for operating leases for the period from November 6, 2002 through December 31, 2002 was $283 and for the period from January 1, 2002 through November 5, 2002 was $1,868. Rent expense for the year ended December 31, 2001 and 2000 was $1,377 and $2,390, respectively.

(8)	INVESTMENT IN UNCONSOLIDATED PARTNERSHIP

      On November 22, 2000, the Predecessor contributed certain assets and liabilities to acquire a 49.5% unconsolidated non-controlling limited partnership interest in C.F. Martin Sulphur, which is an

MARTIN MIDSTREAM PARTNERS L.P.
(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

independent provider of transportation, terminalling, marketing and logistics management services for molten sulfur. The carrying amount of assets and liabilities contributed by the Predecessor were as follows:

Accounts and other receivables	$8,314
Inventories	3,176
Other current assets	97
Net property, plant, and equipment	22,967
Other assets	29
Accounts payable and accrued expenses	(7,575)
Long-term debt, including current installments	(30,014)

$(3,006)

      The long-term debt contributed included $18,000 of non-Predecessor debt which was contributed to the Predecessor by MRMC and then contributed by the Predecessor to CF Martin Sulphur.

      The gain of $3,006 was not recognized in connection with the exchange due to the Predecessor having an actual and implied commitment to support the operations of the partnership due to its continued involvement as a supplier of services to CF Martin Sulphur and MRMC’s guaranty of CF Martin Sulphur’s debt. The difference in the original carrying value (deferred credit of $3,006) of the Predecessor investment in CF Martin Sulphur and its share of the original net assets of $7,474 is being amortized over 20 years as additional equity in earnings in CF Martin Sulphur.

      Certain financial information related to 1) the Partnership investment and equity in earnings in CF Martin Sulphur and 2) CF Martin Sulphur is as follows:

	Period from	Period from
	November 6, 2002	January 1, 2002	December 31,
	through	through
	December 31, 2002	November 5, 2002	2002	2001	2000

Partnership
Investment			$1,082	$(1,441)	$(2,688)

Equity in earnings:
Allocation of actual earnings	$512	$2,378		1,117	274
Amortization of basis difference	87	437		524	44

	$599	$2,815		$1,641	$318

Cash distributions received	$891	$—		$394	$—

CF Martin Sulphur
Total assets			$53,510	$42,973	$47,129
Long-term debt			11,763	10,850	11,432
Total partners’ capital			32,587	28,548	27,081
Partnership equity balance			10,474	8,474	7,748
Revenues			51,600	27,888	5,907
Net income			5,839	2,257	554

MARTIN MIDSTREAM PARTNERS L.P.
(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

(9)	LONG-TERM DEBT

      At December 31, 2002 and 2001, long-term debt consisted of the following:

	2002	2001

$25,000 working capital subfacility at variable interest rate (4.345%* weighted average at December 31, 2002), due November 4, 2005 secured by accounts receivable and inventory	$10,000	$—
$25,000 term loan at variable interest rate (4.1938%** at December 31, 2002), due November 4, 2005, secured by property, plant and equipment	25,000	—
$12,000 term loan	—	8,815

Total long-term debt	35,000	8,815
Less current installments	—	970

Long-term debt, net of current installments	$35,000	$7,845

*	Interest rate fluctuates based on the LIBOR rate plus 275 basis points set on the date of each advance.

**	Interest rate fluctuates based on LIBOR rate plus 275 basis points and is reset every six months. Such interest rate was set in November, 2002 at 4.1938%.

      Indebtedness under the credit facility bears interest at either LIBOR plus an applicable margin or the base prime rate plus an applicable margin. The applicable margin for LIBOR loans ranges from 1.75% to 2.75% (currently 2.75%) and the applicable margin for base prime rate loans ranges from 0.75% to 1.75%. The Partnership incurs a commitment fee on the unused portions of the revolving line of credit facility.

      In addition, the credit facility contains various covenants, which, among other things, will limit the Partnership’s ability to: (i) incur indebtedness; (ii) grant certain liens; (iii) merge or consolidate unless the Partnership is the survivor; (iv) sell all or substantially all of the Partnership’s assets; (v) make acquisitions; (vi) make certain investments; (vii) make capital expenditures; (viii) make distributions other than from available cash; (ix) create obligations for some lease payments; (x) engage in transactions with affiliates; or (xi) engage in other types of business.

      The credit facility also contains certain covenants, which, among other things, requires the Partnership to maintain specified ratios of: (i) minimum net worth, (as defined in the credit facility) of $35,000; (ii) EBITDA (as defined in the credit facility) to interest expense of not less than 3.0 to 1.0; (iii) total debt to EBITDA, pro forma for any asset acquisition, of not more than 3.5 to 1.0; (iv) current assets to current liabilities of not less than 1.1 to 1.0; and (v) an orderly liquidation value of pledged fixed assets to the aggregate outstanding principal amount of the term indebtedness and the revolving acquisition subfacility of not less than 2.0 to 1.0. The Partnership was in compliance with its debt covenants for the period from November 6, 2002 through December 31, 2002 and as of December 31, 2002.

      The amount the Partnership is able to borrow under the working capital borrowing base is based on a formula. Under this formula, the Partnership’s working capital borrowing base is calculated based on 75% of eligible accounts receivable plus 60% of eligible inventory. Such borrowing base is being reduced by $375 per quarter during the entire three year term of the revolving credit facility.

      The Partnership’s obligations under the credit facility are secured by substantially all of its assets, including, without limitation, inventory, accounts receivable, vessels, equipment and fixed assets. Other than mandatory prepayments that would be triggered by certain asset dispositions, the issuance of

MARTIN MIDSTREAM PARTNERS L.P.
(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

subordinated indebtedness or as required under the above noted borrowing base reductions, the credit facility will require interest only payments on a quarterly basis until maturity.

(10)	INCOME TAXES

      The components of income tax expense (benefit) for the period from the period from January 1, 2002 through December 31, 2002, and the year ended December 31, 2001 and 2000, are as follows:

	Period from	Year Ended
	January 1, 2002	December 31,
	through
	November 5, 2002	2001	2000

Current:
Federal	$—	$—	$—
State	129	79	191

	129	79	191
Deferred — federal	1,830	2,656	656

	$1,959	$2,735	$847

      The income tax expense (benefit) for the period from January 1, 2002 through November 5, 2002 and the years ended 2001 and 2000 differs from the “expected” tax expense (benefit) (computed by applying the federal corporate rate of 34% to income before income taxes) as follows:

	Period from	Year Ended
	January 1, 2002	December 31,
	through
	November 5, 2002	2001	2000

“Expected” tax expense (benefit)	$1,785	$2,520	$604
Increase (decrease) in income taxes resulting from:
State income taxes, net of federal income tax benefit	85	52	126
Tax effect of nondeductible goodwill amortization	—	81	81
Other nondeductible items	89	82	36

	$1,959	$2,735	$847

MARTIN MIDSTREAM PARTNERS L.P.
(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2001 include:

As of
December 31,
2001

Deferred tax assets:
Difference in basis — unconsolidated partnership	$1,762
Net operating loss carry forward	2,047
Difference in basis of property, plant, and equipment	223
Other	890

Total deferred tax assets	4,922
Less valuation allowance	—

Net deferred tax assets	4,922

Deferred tax liabilities:
Excess of tax over book depreciation	14,241
Other	—

Total deferred tax liabilities	14,241

Net deferred tax liability	$9,319

      In assessing the realizability of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets were deductible, management believed it was more likely than not the Predecessor would realize the benefits of these deductible differences.

      At December 31, 2001, the Predecessor had total net operating loss carryforwards for federal income tax purposes of $6,021.

      The tax basis of the Partnership’s net assets were $14,760 as of December 31, 2002.

(11)	RELATED PARTY TRANSACTIONS

      Included in the consolidated and combined financial statements for the years ended December 31, 2002, 2001 and 2000, are various related party transactions and balances primarily with 1) MRMC and affiliates and 2) CF Martin Sulphur.

MARTIN MIDSTREAM PARTNERS L.P.
(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

      Significant transactions with these related parties are reflected in the consolidated and combined financial statements as follows:

MRMC and Affiliates

	Period from	Period from
	November 6,	January 1,	Years Ended
	2002 through	2002 through	December 31,
	December 31,	November 5,
	2002	2002	2001	2000

LPG product sales (LPG revenues)	$—	$9	$237	$1,223
Marine transportation revenues (Marine transportation revenues)	1,525	4,205	3,999	3,686
Terminalling revenue and wharfage fees (Terminalling revenues)	223	304	428	637
Fertilizer product sales (Fertilizer revenues)	—	1,357	1,531	1,757
LPG storage and throughput expenses (LPG cost of products sold)	575	250	741	1,079
Land transportation hauling costs (LPG cost of products sold)	1,233	4,925	5,471	8,466
Sulfuric acid product purchases (Fertilizer cost of products sold)	177	1,198	1,453	1,375
Fertilizer salaries and benefits (Fertilizer cost of products sold)	405	—	—	—
Marine fuel purchases (Operating expenses)	112	1,685	738	1,710
LPG truck loading costs (Operating expenses)	61	275	432	357
Marine transportation salaries and benefits (Operating expenses)	967	—	—	—
LPG salaries and benefits (Operating expenses)	96	—	—	—
Overhead allocation expenses (Selling, general and administrative expenses)	110	586	759	853
Terminalling salaries and benefits (Selling, general and administrative expenses)	119	—	—	—
LPG salaries and benefits (Selling, general and administrative expenses)	100	—	—	—
Fertilizer salaries and benefits (Selling, general and administrative expenses)	226	—	—	—
Interest expense (Interest expense)	—	2,819	4,570	6,111

MARTIN MIDSTREAM PARTNERS L.P.
(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

CF Martin Sulphur

	Period from	Period from
	November 6,	January 1,	Years Ended
	2002 through	2002 through	December 31,
	December 31,	November 5,
	2002	2002	2001	2000

Marine transportation revenues (Marine transportation revenues)	$920	$4,476	$586	$—
Fertilizer handling fee (Fertilizer revenues)	33	77	167	15
Product purchase settlements (Fertilizer cost of products sold)	12	(514)	(501)	61
Marine crew charge reimbursement (Offset to operating expenses)	(204)	(1,018)	(1,220)	(134)
Marine tug lease (Operating expenses)	17	35	—	—
Reimbursement of Overhead (offset to Selling, general and administrative expenses)	(34)	(168)	(202)	(22)

      Effective November 1, 2002, the Partnership entered into a three-year charter agreement with Martin Resource Management for the use of four of the Partnership’s marine vessels on a spot-contract basis. The Partnership will charge fees to Martin Resource Management based on the then applicable market rates it charges to third parties on a spot-contract basis. Under the provisions of the charter agreement, Martin Resource Management has agreed to use these four vessels in a manner such that the Partnership will receive at least $5,600 in revenue, annually, for the use of these vessels by Martin Resource Management and third parties. In the event the Partnership does not receive at least $5,600 annually for the use of these vessels, Martin Resource Management will pay the Partnership any deficiency within 30 days after the end of the applicable 12-month period. For the period from November 6, 2002, the date of the Partnership’s initial public offering, until December 31, 2002, a total of $1,247 was invoiced for the use of these vessels which includes $771 invoiced to Martin Resource Management.

      The Partnership is a party to an omnibus agreement with Martin Resource Management. The omnibus agreement requires the Partnership to reimburse Martin Resource Management for all direct and indirect expenses it incurs or payments it makes on the Partnership’s behalf or in connection with the operation of the Partnership’s business, provided that indirect general and administrative expense and allocated corporate overhead will not exceed $1,000 during the twelve months following the closing of the Partnership’s initial public offering. This cap may be increased in subsequent years. This limitation shall not apply to the cost of any third party legal, accounting or advisory services received, or the direct expenses of Martin Resource Management incurred, in connection with acquisition or business development opportunities evaluated on the Partnership’s behalf.

      The Partnership reimbursed Martin Resource Management for $110 of indirect expenses for the period from November 6, 2002, the date of the Partnership’s initial public offering, to December 31, 2002. These indirect expenses cover all of the centralized corporate functions Martin Resource Management provides for the Partnership, such as accounting, treasury, clerical billing, information technology, administration of insurance, general office expenses and employee benefit plans and other general corporate overhead functions the Partnership shares with Martin Resource Management retained businesses.

      The Partnership reimbursed Martin Resource Management for $1,913 of direct costs and expenses for the period from November 6, 2002, the date of the initial public offering, to December 31, 2002. The direct expenses Martin Resource Management incurs on the Partnership’s behalf consist primarily of the

MARTIN MIDSTREAM PARTNERS L.P.
(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

Partnership’s allocable portion of salaries and employee benefits costs of its employees who provide direct support for the Partnership’s operations. There is no monetary limitation on the amount the Partnership is required to reimburse Martin Resource Management for direct expenses.

(12)	FINANCIAL INSTRUMENTS

      Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires that the Partnership disclose estimated fair values for its financial instruments. Fair value estimates are set forth below for the Partnership’s financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	Accounts and other receivables, trade and other accounts payable, other accrued liabilities and due to affiliates — The carrying amounts approximate fair value because of the short maturity of these instruments.

•	Long-term debt including current installments — The carrying amount approximates fair value due to the debt having a variable interest rate.

(13)	COMMITMENTS AND CONTINGENCIES

      Under the Partnership’s marine transportation agreement with CF Martin Sulphur the Partnership could be obligated to reimburse CF Martin Sulphur for a portion of the expenditures CF Martin Sulphur incurred in connection with reconfiguring a tug/ barge tanker unit to carry molten sulfur. The Partnership believes that the risk is remote that it will ever need to pay any amounts to CF Martin Sulphur under this reimbursement obligation. As of December 31, 2002, the aggregate reimbursement liability would have been approximately $2.3 million. This amount decreases by approximately $300 annually based on an amortization rate.

      From time to time, the Partnership is subject to various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Partnership.

MARTIN MIDSTREAM PARTNERS L.P.
(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

(14)	BUSINESS SEGMENTS

      The Partnership has four reportable segments: transportation, terminalling, LPG distribution, and fertilizer. The Partnership’s reportable segments are strategic business units that offer different products and services. The operating income of these segments is reviewed by the chief operating decision maker to assess performance and make business decisions.

			Operating
			Revenues	Depreciation	Operating
	Operating	Intersegment	After	and	Income	Capital
	Revenues	Eliminations	Eliminations	Amortization	(Loss)	Expenditures

Period from November 6, 2002 through December 31, 2002:
Marine transportation	$4,104	$—	$4,104	$493	$892	$3,005
Terminalling	937	—	937	86	497	—
LPG distribution	23,599	(238)	23,361	18	913	—
Fertilizer	5,350	(6)	5,344	150	604	2
Indirect selling, general, and administrative	—	—	—	—	(256)	—

Total	$33,990	$(244)	$33,746	$747	$2,650	$3,007

Period from January 1, 2002 through November 5, 2002:
Marine transportation	$20,473	$(137)	$20,336	$2,364	$2,966	$165
Terminalling	4,265	(44)	4,221	297	1,831	2,061
LPG distribution	69,954	(907)	69,047	292	1,324	26
Fertilizer	22,916	(360)	22,556	788	560	51
Indirect selling, general, and administrative	—	—	—	—	(755)	—

Total	$117,608	$(1,448)	$116,160	$3,741	$5,926	$2,303

Year ended December 31, 2001:
Marine transportation	$28,783	$(146)	$28,637	$2,500	$7,787	$3,743
Terminalling	4,368	—	4,368	266	1,750	1,462
LPG distribution	100,179	(1,564)	98,615	386	1,064	103
Fertilizer	32,513	(1,015)	31,498	970	1,402	921
Indirect selling, general, and administrative	—	—	—	—	(759)	—

Total	$165,843	$(2,725)	$163,118	$4,122	$11,244	$6,229

Year ended December 31, 2000:
Marine transportation	$32,256	$(6,196)	$26,060	$3,003	$5,395	$1,809
Terminalling	4,741	(763)	3,978	457	418	943
LPG distribution	145,851	(2,052)	143,799	1,926	3,880	15
Fertilizer	26,214	(238)	25,976	1,027	624	1,177
Indirect selling, general, and administrative	—	—	—	—	(853)	—

Total	$209,062	$(9,249)	$199,813	$6,413	$9,464	$3,944

MARTIN MIDSTREAM PARTNERS L.P.
(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

		Period from
	Period from	January 1,
	November 6,	2002	Year Ended
	2002 through	through	December 31,
	December 31,	November 5,
	2002	2002	2001	2000

Operating income	$2,650	$5,926	$11,244	$9,464
Equity in earnings of unconsolidated entities	599	2,565	1,477	192
Interest expense	(345)	(3,283)	(5,390)	(7,949)
Other, net	5	42	82	70

Income before income taxes	$2,909	$5,250	$7,413	$1,777

      Total assets by segment are as follows:

	December 31,

	2002	2001	2000

Total assets:
Marine transportation	$45,341	$42,962	$42,675
LPG distribution	28,308	21,387	33,874
Fertilizer	17,274	19,703	20,649
Terminalling	9,532	4,901	5,186

Total assets	$100,455	$88,953	$102,384

      Revenues from one customer in the LPG distribution segment were $17,065, $16,246 and $23,302 for the years ended December 31, 2002, 2001 and 2000 respectively.

(15)	NON-CASH TRANSACTIONS

      During 2000 the Predecessor transferred property, plant and equipment with a net book value of $2,902 to affiliates of MRMC recording an offsetting amount to reduce due to affiliates. In November of 2000, the Predecessor contributed the following assets and liabilities to acquire a 49.5% unconsolidated non-controlling limited partnership interest in CF Martin Sulphur:

Accounts and other receivables	$8,314
Inventories	3,176
Other current assets	97
Net property, plant and equipment	22,967
Other assets	29
Accounts payable and accrued expenses	(7,575)
Long-term debt, including current installments	(30,014)

$(3,006)

MARTIN MIDSTREAM PARTNERS L.P.
(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

      In connection with the Partnership’s initial public offering, on November 6, 2002, MRMC retained certain assets and liabilities previously included in the consolidated and combined financial statements of the Predecessor. Related amounts and their impact on owner’s equity were as follows:

Cash	$(71)
Accounts receivable	(238)
Net property, plant and equipment	(1,765)
Investment in unconsolidated joint venture	257
Trade and other payables	68
Due to affiliates	4,120
Deferred taxes	38

$2,409

      On November 6, 2002, immediately prior to the Partnership’s initial public offering, MRMC contributed $73,263 indebtedness and related costs to the Partnership. Additionally, on November 6, 2002, $34,173 of due to affiliates and $11,588 of deferred income taxes were converted to owner’s equity/ partners’ capital.

MARTIN MIDSTREAM PARTNERS L.P.

CONSOLIDATED AND COMBINED QUARTERLY INCOME STATEMENT INFORMATION

(Unaudited)

				Period from
				October 1,	Period from
				2002	November 6,
				through	2002 through
	First	Second	Third	November 5,	December 31,
	Quarter	Quarter	Quarter	2002	2002

	(Dollars in thousands, except per unit amounts)
2002
Revenues	$35,595	$32,745	$33,002	$14,818	$33,746
Operating Income	2,937	1,320	1,384	285	2,650
Equity in earnings of unconsolidated entities	935	535	766	329	599
Income before income taxes	2,796	907	1,234	313	2,909
Net income	1,657	713	749	172	2,909
Net income per limited partner unit	—	—	—	—	$0.40

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(Dollars in thousands)
2001
Revenues	$53,593	$44,947	$31,323	$33,255
Operating Income	3,868	3,717	1,908	1,751
Equity in earnings of unconsolidated entities	520	178	245	534
Income before income taxes	2,835	2,594	977	1,007
Net income	1,691	1,748	612	627

MARTIN MIDSTREAM PARTNERS L.P.

(Successor to Martin Midstream Partners Predecessor — See Note 1)

CONSOLIDATED CONDENSED BALANCE SHEETS

(Dollars in thousands)

	September 30,	December 31,
	2003	2002

	(Unaudited)	(Audited)
ASSETS
Cash	$5,956	$1,734
Accounts and other receivables, less allowance for doubtful accounts of $280 and $355	18,187	20,225
Product exchange receivables	2,285	1,040
Inventories	17,248	15,511
Due from affiliates	795	332
Other current assets	352	273

Total current assets	44,823	39,115

Property, plant, and equipment, at cost	84,691	83,345
Accumulated depreciation	(30,934)	(27,488)

Property, plant and equipment, net	53,757	55,857

Goodwill	2,922	2,922
Investment in unconsolidated entities	716	1,081
Other assets, net	1,056	1,480

	$103,274	$100,455

LIABILITIES AND PARTNERS’ CAPITAL
Trade and other accounts payable	$11,850	$14,007
Product exchange payables	8,478	2,285
Due to affiliates	770	—
Other accrued liabilities	1,278	2,057

Total current liabilities	22,376	18,349
Long-term debt	35,000	35,000

Total liabilities	57,376	53,349

Partners’ capital	45,898	47,106
Commitments and contingencies

	$103,274	$100,455

See accompanying notes to consolidated and combined condensed financial statements.

MARTIN MIDSTREAM PARTNERS L.P.

(Successor to Martin Midstream Partners Predecessor — See Note 1)

CONSOLIDATED AND COMBINED CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)
(Dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

	(Partnership)	(Predecessor)	(Partnership)	(Predecessor)
Revenues:
Marine transportation	$6,470	$6,176	$19,582	$17,827
Terminalling	1,769	1,349	5,038	3,741
Product sales:
LPG distribution	26,617	20,838	95,335	59,217
Fertilizer	5,384	4,639	20,143	20,557

	32,001	25,477	115,478	79,774

Total revenues	40,240	33,002	140,098	101,342

Costs and expenses:
Cost of products sold:
LPG distribution	25,728	19,855	92,116	55,606
Fertilizer	4,933	4,337	17,579	17,061

	30,661	24,192	109,695	72,667
Expenses:
Operating expenses	4,977	4,707	14,908	14,725
Selling, general and administrative	1,444	1,579	4,576	4,953
Depreciation and amortization	1,192	1,140	3,515	3,356

Total costs and expenses	38,274	31,618	132,694	95,701

Operating income	1,966	1,384	7,404	5,641

Other income (expense):
Equity in earnings of unconsolidated entities	580	766	2,308	2,236
Interest expense	(394)	(937)	(1,442)	(2,976)
Other, net	29	21	68	36

Total other income (expense)	215	(150)	934	(704)

Income before income taxes	2,181	1,234	8,338	4,937
Income taxes	—	485	—	1,818

Net income	$2,181	$749	$8,338	$3,119

General partner’s interest in net income	$44		$167
Limited partners’ interest in net income	$2,137		$8,171
Net income per limited partner unit	$0.30		$1.14
Weighted average limited partner units	7,153,362		7,153,362

See accompanying notes to consolidated and combined condensed financial statements.

MARTIN MIDSTREAM PARTNERS L.P.

(Successor to Martin Midstream Partners Predecessor — See Note 1)

CONSOLIDATED AND COMBINED CONDENSED STATEMENTS OF CAPITAL/ EQUITY

For the Nine Months Ended September 30, 2003 (Partnership) and 2002 (Predecessor)
(Unaudited)
(Dollars in thousands)

		Partners’ Capital

		Limited Partners

						General
		Common		Subordinated		Partner
	Owner’s
	Equity	Units	Amount	Units	Amount	Amount	Total

Balances — January 1, 2002	$18,758	—	—	—	—	—	$18,758
Net Income	3,119	—	—	—	—	—	3,119

Balances — September 30, 2002	$21,877	—	—	—	—	—	$21,877

Balances — January 1, 2003	$—	2,900,000	$48,396	4,253,362	$(1,288)	$(2)	$47,106
Net Income	—	—	3,313	—	4,858	167	8,338
Cash distributions ($1.31 per unit)	—	—	(3,792)	—	(5,563)	(191)	(9,546)

Balances — September 30, 2003	$—	2,900,000	$47,917	4,253,362	$(1,993)	$(26)	$45,898

See accompanying notes to consolidated and combined condensed financial statements.

MARTIN MIDSTREAM PARTNERS L.P.

(Successor to Martin Midstream Partners Predecessor — See Note 1)

CONSOLIDATED AND COMBINED CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)
(Dollars in thousands)

	Nine Months Ended
	September 30,

	2003	2002

	(Partnership)	(Predecessor)
Cash flows from operating activities:
Net income	$8,338	$3,119
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,515	3,356
Amortization of deferred debt issuance costs	355	—
Deferred income taxes	—	2,269
Gain on sale of property, plant, and equipment	—	(12)
Equity in earnings of unconsolidated entities	(2,308)	(2,236)
Change in current assets and liabilities, excluding effects of acquisitions and dispositions:
Accounts and other receivables	2,038	(1,427)
Product exchange receivables	(1,245)	(228)
Inventories	(1,737)	(5,193)
Due from affiliates	(463)	—
Other current assets	(79)	(125)
Trade and other accounts payable	(2,157)	2,605
Product exchange payables	6,193	2,236
Due to affiliates	770	—
Other accrued liabilities	(779)	268
Change in other noncurrent assets, net	—	(53)

Net cash provided by operating activities	12,441	4,579

Cash flows from investing activities:
Payments for property, plant, and equipment	(1,346)	(2,216)
Proceeds from sale of property, plant and equipment	—	444
Distributions from unconsolidated partnership	2,673	—
Cash paid for acquisition	—	(103)

Net cash provided by (used in) investing activities	1,327	(1,875)

Cash flows from financing activities:
Payments of long-term debt	—	(640)
Cash distributions paid	(9,546)	—
Borrowings from affiliates	—	35,750
Payments to affiliates	—	(37,751)

Net used in by financing activities	(9,546)	(2,641)

Net increase in cash and cash equivalents	4,222	63
Cash at beginning of period	1,734	62

Cash at end of period	$5,956	$125

See accompanying notes to consolidated and combined condensed financial statements.

MARTIN MIDSTREAM PARTNERS L.P.

(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in thousands)
September 30, 2003
(Unaudited)

1.	Organization and Description of Business

      Martin Midstream Partners L.P. (the “Partnership”) provides marine transportation, terminalling, distribution and midstream logistical services for producers and suppliers of hydrocarbon products and by-products, specialty chemicals and other liquids. The Partnership also manufactures and markets sulfur-based fertilizers and related products and owns an unconsolidated non-controlling 49.5% limited partnership interest in CF Martin Sulphur L.P. (“CF Martin Sulphur”), which operates a sulfur storage and transportation business. The Partnership operates primarily in the Gulf Coast region of the United States.

      Before November 6, 2002, the Partnership was an inactive indirect, wholly-owned subsidiary of Martin Resource Management Corporation (“MRMC”). In connection with the November 6, 2002 closing of the initial public offering of common units representing limited partner interests in the Partnership, MRMC and certain of its subsidiaries conveyed to the Partnership certain of their assets, liabilities and operations in exchange for the following: (i) a 2% general partnership interest in the Partnership held by Martin Midstream GP LLC, an indirect wholly-owned subsidiary of MRMC (the “General Partner”), (ii) incentive distribution rights granted by the Partnership, and (iii) 4,253,362 subordinated units of the Partnership. The operations that were contributed to the Partnership relate to four primary lines of business: (1) marine transportation of hydrocarbon products and hydrocarbon by-products; (2) terminalling of hydrocarbon products and hydrocarbon by-products, (3) liquefied petroleum gas (“LPG”) distribution; and (4) fertilizer manufacturing.

      Hydrocarbon products and by-products are produced primarily by major and independent oil and gas companies who often turn to independent third parties for the transportation and disposition of these products. In addition to these major and independent oil and gas companies, the Partnership’s primary customers include independent refiners, large chemical companies, fertilizer manufacturers and other wholesale purchasers of hydrocarbon products and by-products.

      Following the Partnership’s initial public offering, MRMC retained various assets, liabilities and operations not related to the four lines of business noted above as well as certain assets, liabilities and operations within the LPG distribution and fertilizer manufacturing lines of business.

2.	Significant Accounting Policies

      In addition to matters discussed below in this note, the Partnership’s significant accounting policies are detailed in the audited consolidated and combined financial statements and notes thereto in the Partnership’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2003.

Principles of Presentation, Combination and Consolidation

      The balance sheets as of September 30, 2003 and December 31, 2002 and the statements of operations, capital/equity and cash flows for the nine months ended September 30, 2003 are presented on a consolidated basis and include the operations of the Partnership and its two wholly-owned subsidiaries, Martin Operating GP LLC and Martin Operating Partnership L.P. (the “Operating Partnership”).

      The statements of operations, capital/equity and cash flows for the nine months ended September 30, 2002 are presented on a combined basis and include the operations of MRMC in the four lines of business described above, including certain operations in the LPG distribution and fertilizer manufacturing lines of

MARTIN MIDSTREAM PARTNERS L.P.
(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in thousands)
September 30, 2003
(Unaudited)

business which were retained by MRMC following the Partnership’s initial public offering on November 6, 2002.

      These financial statements should be read in conjunction with Partnership’s audited consolidated and combined financial statements and notes thereto included in the Partnership’s 2002 Annual Report on Form 10-K filed with the SEC on March 26, 2003. The Partnership’s unaudited consolidated and combined condensed financial statements have been prepared in accordance with the requirements of Form 10-Q and accounting principles generally accepted in the United States for interim financial reporting. Accordingly, these financial statements have been condensed and do not include all of the information and footnotes required by accounting principles for complete financial statements as are normally made in annual audited financial statements contained in Form 10-K. In the opinion of the management of the Partnership’s general partner, all adjustments necessary for a fair presentation of the Partnership’s results of operations, financial position and cash flows for the periods shown have been made. All such adjustments are of a normal recurring nature. Results for the nine months ended September 30, 2003 are not necessarily indicative of the results of operations for the full year.

3.	Goodwill

      The following information relates to goodwill balances as of the end of the periods presented:

	September 30,	December 31,
	2003	2002

Carrying amount of goodwill:
Marine transportation segment	$2,026	$2,026
LPG distribution segment	80	80
Fertilizer segment	816	816

	$2,922	$2,922

      The Partnership performed its annual test for impairment of goodwill as of September 30, 2003. The result of this analysis did not require the Partnership to recognize an impairment loss.

4.	CF Martin Sulphur

      The following table sets forth CF Martin Sulphur’s summarized net income information for the three and nine months ended September 30, 2003 and 2002. The Partnership owns an unconsolidated non-controlling 49.5% limited partnership interest in CF Martin Sulphur, which is accounted for using the equity method of accounting. During the three months ended September 30, 2003 and 2002, the Partnership recorded equity in earnings from CF Martin Sulphur of $580 and $810, respectively, and recorded cash distributions therefrom of $891 and $0, respectively. The equity in earnings for both three month periods includes $131 of amortization of the difference between the Partnership’s original book investment in CF Martin Sulphur and its related underlying equity balance therein. During the nine months ended September 30, 2003 and 2002, the Partnership recorded equity in earnings from CF Martin Sulphur of $2,308 and $2,465, respectively, and recorded cash distributions therefrom of $2,673 and $0, respectively. The equity in earnings for both nine month periods includes $393 of amortization of the

MARTIN MIDSTREAM PARTNERS L.P.
(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in thousands)
September 30, 2003
(Unaudited)

difference between the Partnership’s original book investment in CF Martin Sulphur and its related underlying equity balance therein.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Revenues	$16,472	$13,553	$52,151	$35,870
Costs and expenses	15,339	11,927	47,644	31,001

Operating income	1,133	1,626	4,507	4,869
Interest expense	(207)	(236)	(606)	(629)
Other, net	(18)	(18)	(32)	(55)

Net income	$908	$1,372	$3,869	$4,185

5.	Related Party Transactions

      Included in the financial statements for the three months and nine months ended September 30, 2003 and 2002, are various related party transactions and balances primarily with (1) MRMC and affiliates and (2) CF Martin Sulphur. More information concerning these transactions is set forth elsewhere in this Quarterly Report on Form 10-Q and in the Partnership’s Annual Report on Form 10-K filed with the SEC on March 26, 2003.

MARTIN MIDSTREAM PARTNERS L.P.
(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in thousands)
September 30, 2003
(Unaudited)

      Significant transactions with these related parties are reflected in the financial statements as follows:

     MRMC and Affiliates

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2003	2002	2003	2002

LPG product sales (LPG revenues)	$292	$—	$296	$9
Marine transportation revenues (Marine transportation revenues)	852	1,163	3,907	3,254
Terminalling revenue and wharfage fees (Terminalling revenues)	239	89	707	273
Fertilizer product sales (Fertilizer revenues)	307	106	1,542	1,345
LPG storage and throughput expenses (LPG cost of products sold)	92	—	952	—
LPG product purchases (LPG cost of products sold)	—	250	—	250
Land transportation hauling costs (LPG cost of products sold)	1,521	1,327	4,707	4,414
Sulfuric acid product purchases (Fertilizer cost of products sold)	80	302	629	1,174
Fertilizer salaries and benefits (Fertilizer cost of products sold)	726	—	2,198	—
Marine fuel purchases (Operating expenses)	365	400	1,132	1,293
LPG truck loading costs (Operating expenses)	100	79	300	275
Marine transportation salaries and benefits (Operating expenses)	1,624	—	4,638	—
LPG salaries and benefits (Operating expenses)	124	—	397	—
Overhead allocation expenses (Selling, general and administrative expenses)	180	184	540	548
Overhead reimbursement (Offset to selling, general and administrative expenses)	(90)	—	(90)	—
Terminalling salaries and benefits (Selling, general and administrative expenses)	191	—	535	—
LPG salaries and benefits (Selling, general and administrative expenses)	151	—	440	—
Fertilizer salaries and benefits (Selling, general and administrative expenses)	252	—	745	—
Interest expense (Interest expense)	—	827	—	2,916

MARTIN MIDSTREAM PARTNERS L.P.
(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in thousands)
September 30, 2003
(Unaudited)

     CF Martin Sulphur

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2003	2002	2003	2002

Marine transportation revenues (Marine transportation revenues)	$1,384	$1,979	$4,288	$4,582
Fertilizer handling fee (Fertilizer revenues)	120	45	233	65
Product purchase settlements (Fertilizer cost of products sold)	104	(141)	358	(641)
Marine tug lease (Operating expenses)	24	36	38	36
Marine crew charge reimbursement (Offset to operating expenses)	(309)	(308)	(915)	(914)
Reimbursement of Overhead (Offset to selling, general and administrative expenses)	(50)	(50)	(151)	(151)

MARTIN MIDSTREAM PARTNERS L.P.
(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in thousands)
September 30, 2003
(Unaudited)

6.	Business Segments

      The Partnership has four reportable segments: marine transportation, terminalling, LPG distribution, and fertilizer. The Partnership’s reportable segments are strategic business units that offer different products and services. The operating income of these segments is reviewed by the chief operating decision maker to assess performance and make business decisions.

			Operating
			Revenues	Depreciation	Operating
	Operating	Intersegment	after	and	Income	Capital
	Revenues	Eliminations	Eliminations	Amortization	(loss)	Expenditures

Three Months Ended September 30, 2003
Marine transportation	$6,470	$—	$6,470	$812	$1,284	$213
Terminalling	1,769	—	1,769	129	978	1
LPG distribution	26,798	(181)	26,617	30	277	79
Fertilizer	5,442	(58)	5,384	221	(145)	195
Indirect selling, general and administrative	—	—	—	—	(428)	—

Total	$40,479	$(239)	$40,240	$1,192	$1,966	$488

Three Months Ended September 30, 2002
Marine transportation	$6,253	$(77)	$6,176	$702	$1,108	$3
Terminalling	1,349	—	1,349	110	699	164
LPG distribution	21,011	(173)	20,838	86	306	11
Fertilizer	4,725	(86)	4,639	242	(545)	22
Indirect selling, general, and administrative	—	—	—	—	(184)	—

Total	$33,338	$(336)	$33,002	$1,140	$1,384	$200

MARTIN MIDSTREAM PARTNERS L.P.
(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in thousands)
September 30, 2003
(Unaudited)

			Operating
			Revenues	Depreciation	Operating
	Operating	Intersegment	after	and	Income	Capital
	Revenues	Eliminations	Eliminations	Amortization	(loss)	Expenditures

Nine months ended September 30, 2003
Marine transportation	$19,585	$(3)	$19,582	$2,376	$3,948	$914
Terminalling	5,038	—	5,038	386	2,675	59
LPG distribution	96,204	(869)	95,335	84	1,407	83
Fertilizer	20,531	(388)	20,143	669	721	290
Indirect selling, general and administrative	—	—	—	—	(1,347)	—

Total	$141,358	$(1,260)	$140,098	$3,515	$7,404	$1,346

Nine months ended September 30, 2002
Marine transportation	$17,964	$(137)	$17,827	$2,120	$2,516	$78
Terminalling	3,741	—	3,741	256	1,617	2,061
LPG distribution	60,018	(801)	59,217	269	1,249	26
Fertilizer	20,874	(317)	20,557	711	807	51
Indirect selling, general, and administrative	—	—	—	—	(548)	—

Total	$102,597	$(1,255)	$101,342	$3,356	$5,641	$2,216

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Operating income	$1,966	$1,384	$7,404	$5,641
Equity in earnings of unconsolidated entities	580	766	2,308	2,236
Interest expense	(394)	(937)	(1,442)	(2,976)
Other, net	29	21	68	36

Income before income taxes	$2,181	$1,234	$8,338	$4,937

      Total assets by segment are as follows:

	September 30,	December 31,
	2003	2002

Total assets:
Marine transportation	$46,055	$45,341
LPG distribution	28,711	28,308
Fertilizer	18,798	17,274
Terminalling	9,710	9,532

Total assets	$103,274	$100,455

MARTIN MIDSTREAM PARTNERS L.P.
(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in thousands)
September 30, 2003
(Unaudited)

7.	Subsequent Events

      On October 27, 2003, the Partnership signed a definitive agreement with Tesoro Marine Services LLC (“Tesoro”), a subsidiary of Tesoro Petroleum Corporation, for the purchase of certain assets associated with Tesoro’s shore based marine activities for $25,000 plus the value of Tesoro’s lube oil inventories, estimated to be $1,500. The assets to be acquired include marine transportation assets, terminalling and storage tank assets, and associated real estate at 14 terminals along the Gulf Coast from Venice, Louisiana to Corpus Christi, Texas, as well as Tesoro’s lube oil sales and distribution business. The Partnership intends to finance this acquisition through an expansion of its existing credit facility. Closing of the transaction, which is subject to a number of conditions as well as the closing of the Midstream Fuel agreement referenced below, is expected before December 31, 2003.

      On the same date, in a parallel transaction, Midstream Fuel Services LLC (“Midstream Fuel”), signed a definitive agreement with Tesoro for the purchase of Tesoro’s fuel oil distribution business for $2,000 plus the value of Tesoro’s diesel fuel inventories, estimated to be $3,500. Midstream Fuel is a subsidiary of privately held MRMC, the owner of the Partnership’s general partner. Midstream Fuel is acquiring these assets from Tesoro because fuel oil distribution generates non-qualifying income under Internal Revenue Service regulations applicable to master limited partnerships such as the Partnership. However, following the closings, pursuant to contractual arrangements between MRMC and the Partnership, the Partnership will utilize its midstream assets to provide transportation and storage services for the fuel oil distribution business which is being acquired by Midstream Fuel. Closing of the transaction, which is subject to a number of conditions as well as the closing of the Partnership’s agreement referenced above, is also expected before December 31, 2003.

      In a separate transaction, on October 27, 2003, the Partnership acquired a marine terminal located in Ouachita County, Arkansas from Cross Oil Refining & Marketing, Inc. (“Cross”) for a purchase price of $2,000. At the same time, the Partnership and Cross entered into a five year terminalling agreement, with two five year renewal terms, whereby Cross will have the right to use the acquired terminal for the storage of bulk crude oil and/or finished oil products. The Partnership and Cross also entered into a five year marine transportation agreement, with two five year renewal terms, whereby the Partnership will provide two vessels on a full time basis for the marine transportation of bulk crude oil and finished oil products owned by Cross or owned by others and in transit for sale to Cross at its Smackover, Arkansas refinery.

      In another separate transaction, on October 16, 2003, the Partnership purchased a push boat and two barges from a third party for a purchase price of $1,000. These vessels are being used by the Partnership to transport petroleum products.

      During October 2003, in connection with the acquisition of the assets from Cross and the acquisition of the vessels noted above, the Partnership borrowed an additional $3,000 under its credit facility.

      As noted above, the Partnership intends to finance its proposed acquisition of marine services assets from Tesoro through an expansion of its existing credit facility. In connection with that transaction, the Partnership has received a written commitment, which is subject to a number of conditions, from Royal Bank of Canada under which the Partnership’s credit facility would be increased from $60,000 to $80,000.

MARTIN MIDSTREAM PARTNERS L.P.
(Successor to Martin Midstream Partners Predecessor)

NOTES TO CONSOLIDATED AND COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in thousands)
September 30, 2003
(Unaudited)

      In May 2003, the Partnership experienced a casualty loss caused by a lightening strike at its Odessa, Texas sulfur and fertilizer facility. This event did not negatively affect the Partnership’s operating results during the second or third quarters of 2003. During the fourth quarter of 2003, the Partnership expects to receive insurance proceeds resulting from this loss of approximately $700 and to record a gain of approximately $500 related to this involuntary conversion of assets.

CF MARTIN SULPHUR, L.P.
Financial Statements
December 31, 2002 and 2001
(With Independent Auditors’ Report Thereon)

INDEPENDENT AUDITORS’ REPORT

The Partners

CF Martin Sulphur, L.P.:

      We have audited the accompanying balance sheets of CF Martin Sulphur, L.P. as of December 31, 2002 and 2001, and the related statements of operations, changes in partners’ capital, and cash flows for the years ended December 31, 2002 and 2001 and the period from November 22, 2000 (inception) through December 31, 2000. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CF Martin Sulphur, L.P. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 and the period from November 22, 2000 (inception) through December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in note 1 to the financial statements, the Partnership changed its method of accounting for goodwill in 2002.

/s/ KPMG LLP

Shreveport, Louisiana

February 26, 2003

CF MARTIN SULPHUR, L.P.

BALANCE SHEETS

December 31, 2002 and 2001

	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$3,125,969	$2,641,995
Accounts receivable:
Trade	4,529,158	2,110,183
Related parties	3,346,599	1,376,064
Product exchanges	634,412	1,163,195
Inventories:
Sulfur	1,574,126	614,944
Materials and supplies	416,485	577,170
Fuel	236,086	195,216
Other current assets	288,132	34,447

Total current assets	14,150,967	8,713,214
Net property, plant and equipment	29,671,042	24,790,351
Goodwill	8,828,785	8,828,785
Other assets	859,292	641,022

	$53,510,086	$42,973,372

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Current installments of long-term debt	$1,042,000	$582,000
Accounts payable:
Trade	5,842,460	1,687,956
Related parties	552,111	554,892
Product exchanges	1,216,207	237,304
Accrued expenses and other liabilities	507,785	513,610

Total current liabilities	9,160,563	3,575,762
Long-term debt, excluding current installments	11,763,000	10,850,000

Total liabilities	20,923,563	14,425,762
Partners’ capital	32,586,523	28,547,610
Commitments and contingencies

	$53,510,086	$42,973,372

CF MARTIN SULPHUR, L.P.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2002 and 2001
and the Period from November 22, 2000 (Inception)
through December 31, 2000

	2002	2001	2000

Revenues:
Sulfur sales	$49,148,015	$27,033,925	$5,780,246
Freight	2,451,733	853,895	126,768

Total revenues	51,599,748	27,887,820	5,907,014

Costs and expenses:
Cost of sulfur sold:
Cost of product	28,144,853	14,395,843	4,296,030
Operating expense	13,241,736	7,229,176	721,445
General and administrative expense	1,309,077	1,436,472	105,998
Depreciation and amortization	2,142,064	1,775,276	147,637

Total costs and expenses	44,837,730	24,836,767	5,271,110

Operating income	6,762,018	3,051,053	635,904

Other income (expense):
Interest expense	(954,331)	(820,436)	(91,768)
Interest income	31,226	485	—
Other, net	—	25,604	10,314

	(923,105)	(794,347)	(81,454)

Net earnings	$5,838,913	$2,256,706	$554,450

See accompanying notes to financial statements.

CF MARTIN SULPHUR, L.P.

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

Years Ended December 31, 2002 and 2001
and the Period from November 22, 2000 (Inception)
through December 31, 2000

	General	Limited Partner
	Partner
			Martin Operating
	CF Martin		Partnership, L.P.
	Sulphur	CF Industries,	(successor to Martin
	L.L.C.	Inc.	Companies)	Total

Capital contributions	$265,265	$18,787,260	$7,473,929	$26,526,454
Net earnings	5,544	274,453	274,453	554,450

Balance at December 31, 2000	270,809	19,061,713	7,748,382	27,080,904
Net earnings	22,568	1,117,069	1,117,069	2,256,706
Capital distributions	(7,900)	(391,050)	(391,050)	(790,000)

Balance at December 31, 2001	285,477	19,787,732	8,474,401	28,547,610
Net earnings	58,389	2,890,262	2,890,262	5,838,913
Capital distributions	(18,000)	(891,000)	(891,000)	(1,800,000)

Balance at December 31, 2002	$325,866	$21,786,994	$10,473,663	$32,586,523

See accompanying notes to financial statements.

CF MARTIN SULPHUR, L.P.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002 and 2001
and the Period from November 22, 2000 (Inception)
through December 31, 2000

	2002	2001	2000

Cash flows from operating activities:
Net earnings	$5,838,913	$2,256,706	$554,450
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Depreciation and amortization	2,142,064	1,775,276	154,901
Gain on sale of fixed assets	—	(27,950)	—
Changes in operating assets and liabilities (exclusive of contributed amounts in 2000):
Accounts receivable trade	(2,418,975)	2,871,437	818,769
Accounts receivable product exchanges	528,783	(311,463)	(107,963)
Related parties, net	(1,973,316)	3,846,656	(3,755,567)
Inventories	(839,367)	731,202	1,058,091
Other current assets	(253,685)	(1,945)	65,265
Other assets	(530,187)	(499,539)	7,303
Accounts payable trade	4,154,504	(3,217,876)	551,028
Accounts payable product exchanges	978,903	(1,703,921)	10,185
Accrued expenses and other liabilities	(5,825)	199,430	99,530

Net cash provided by (used in) operating activities	7,621,812	5,918,013	(544,008)

Cash flows from investing activities:
Purchases of property, plant, and equipment	(6,710,838)	(1,291,631)	—
Proceeds from sale of property, plant, and equipment	—	58,200	—

Net cash used in investing activities	(6,710,838)	(1,233,431)	—
Cash flows from financing activities:
Increase (decrease) in bank overdraft	—	(580,673)	580,673
Proceeds from issuance of long-term debt	2,300,000	—	—
Principal payments on long-term debt	(927,000)	(582,000)	(18,000,000)
Payment of debt costs and debt guaranty fee	—	(89,914)	(36,665)
Cash contribution from partner	—	—	18,000,000
Cash distribution to partners	(1,800,000)	(790,000)	—

Net cash provided by (used in) financing activities	(427,000)	(2,042,587)	544,008

Net increase in cash	483,974	2,641,995	—
Cash at beginning of year	2,641,995	—	—

Cash at end of year	$3,125,969	$2,641,995	$—

Supplemental cash flow information:
Interest paid	$879,794	$795,190	$—

See accompanying notes to financial statements.

CF MARTIN SULPHUR, L.P.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

(1)	Summary of Significant Accounting Policies and Practices

(a)	Description of Business

C.F. Martin Sulphur, L.P. (the Partnership) was formed pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act for the primary purpose of being an independent provider of transportation, terminalling, marketing and logistics management services for molten sulfur. Prior to November 6, 2002, ownership in the Partnership, as defined in the Agreement, was shared among CF Martin Sulphur, L.L.C. as General Partner (1.0 percent) and CF Industries, Inc. (49.5 percent), Martin Gas Sales, Inc. (24.35 percent), Martin Gas Marine, Inc. (24.80 percent) and Martin Transport, Inc. (.35 percent) (collectively the “Martin Companies”) as Limited Partners. Effective November 6, 2002, the interests held by the Martin Companies were contributed into Martin Operating Partnership, L.P. (MOP). The Partnership will continue in existence perpetually, unless earlier terminated in accordance with the Agreement of Limited Partnership (Agreement). Partnership income, gain, loss and distributions will be allocated, in accordance with the limited partnership agreement, in accordance with the respective partners percentage interests.

CF Martin Sulphur, L.L.C. (the Company), a Delaware Limited Liability Company, was formed November 22, 2000 for the purpose of holding the general partner interest in the Partnership, and further, to manage the Partnership and conduct, direct and exercise full control over all activities of the Partnership. All management powers over the business and affairs of the Partnership are exclusively vested in the general partner. The Company is owned by CF Industries, Inc. (50 percent) and Martin Resource Management Corporation (MRMC) (50 percent). Martin Operating Partnership, L.P. is wholly owned by Martin Midstream Partners, L.P. which is 60.3% owned by MRMC.

The Partnership does not have any employees because substantially all of its operations and administrative functions are provided by MRMC.

(b)	Cash Equivalents

For purposes of reporting cash flows, the Partnership considers investments with maturities at date of purchase of three months or less to be cash equivalents.

(c)	Product Exchanges

Product exchange balances due to other companies under negotiated agreements are recorded at quoted market product prices while balances due from other companies are recorded at the lower of cost (determined using the first-in, first-out (FIFO) method) or market.

(d)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined by using the first-in, first-out (FIFO) method for all inventories. Sulfur inventory cost consists of the cost of purchasing the sulfur and all direct and indirect charges necessary to get the sulfur to its existing condition and location.

(e)	Property, Plant, and Equipment

Owned property, plant, and equipment is stated at cost, less accumulated depreciation. Owned buildings and equipment are depreciated using the straight-line method over the estimated lives of the respective assets.

CF MARTIN SULPHUR, L.P.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

Routine maintenance and repairs are charged to operating expense while costs of betterments and renewals are capitalized. When an asset is retired or sold, its cost and related accumulated depreciation are removed from the accounts and the difference between net book value of the asset and proceeds from disposition is recognized as gain or loss.

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets.

(f)	Goodwill

Prior to January 1, 2002, the Company amortized goodwill over the expected periods to be benefited, 20 years. Amortization of goodwill totaled approximately $467,000 for 2001 and $39,000 for the period from November 22, 2000 (inception) through December 31, 2000. Accumulated amortization as of December 31, 2001 was approximately $506,000.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, on January 1, 2002. SFAS No. 142 eliminates the amortization for goodwill and other intangible assets with indefinite lives. Intangible assets with lives restricted by contractual, legal, or other means will continue to be amortized over their useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS 142 requires a two-step process for testing impairment. First, the estimated fair value of the reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If impairment is indicated, then the fair value of the reporting unit’s goodwill is determined by allocating the unit’s fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill is measured as the excess of its carrying value over its fair value. The Company completed its assessment of goodwill impairment as of the date of adoption and a subsequent periodic impairment assessment as of December 31, 2002. The assessments did not result in an indication of goodwill impairment as of either date.

The following is a reconciliation of reported net earnings to the amounts that would have been reported had the Partnership been subject to SFAS 142 during the year ended December 31, 2001 and the period from November 22, 2000 (inception) through December 31, 2000.

	2001	2000

Net earnings, as reported	$2,256,706	$554,450
Goodwill amortization	466,720	38,893

Net income, as adjusted	$2,723,426	$593,343

(g)	Income Taxes

The federal income tax effect of Partnership activities has not been reflected in the financial statements since such taxes are the responsibility of the individual partners.

CF MARTIN SULPHUR, L.P.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

(h)	Use of Estimates

Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reporting of amounts of revenues and expenses during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(i)	Revenue Recognition

Sulfur sales and freight revenue are recorded at delivery.

(j)	Reclassifications

Certain amounts previously reported for prior years have been reclassified to conform with the 2002 presentation.

(k)	Comprehensive Income

For all periods presented, net income is the only component of comprehensive income, therefore, net income is equal to total comprehensive income.

(l)	Segment Reporting

The Partnership operates in one reportable operating segment.

(2)	Property, Plant, and Equipment

At December 31, 2002 and 2001, net property, plant, and equipment consisted of the following:

	Depreciable
	Lives	2002	2001

Land	—	$546,217	$346,217
Buildings and leasehold improvements	3-25 years	3,644,188	35,162
Marine vessels	4-25 years	20,137,727	18,875,952
Operating equipment	3-20 years	8,053,846	6,013,765
Furniture, fixtures, and other equipment	3-10 years	2,914	1,643
Construction and leasehold improvements in progress		497,848	899,163

		32,882,740	26,171,902
Accumulated depreciation		(3,211,698)	(1,381551)

		$29,671,042	$24,790,351

Depreciation expense was $1,830,147 and $1,308,556 for the years ended December 31, 2002 and 2001, respectively; and $108,744 for the period from November 22, 2000 (inception) through December 31, 2000.

CF MARTIN SULPHUR, L.P.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

(3)	Long-Term Debt

At December 31, 2002 and 2001, long-term debt consisted of the following:

	2002	2001

United States Government Guaranteed Ship Financing Bonds, Series 1995 maturing in 2021, payable in equal semi-annual installments of $184,000 (Barge Series Bonds) and $107,000 (Tug Series Bonds), plus 6.70% interest on outstanding principal balance, secured by certain marine vessels	$10,850,000	$11,432,000
Note payable to bank, maturing in 2007, payable in quarterly installments of $115,000, plus variable interest (3.68% at December 31, 2002), secured by sulfur tank being constructed	1,955,000	—

	12,805,000	11,432,000
Less current installments	(1,042,000)	(582,000)

Long-term debt, excluding current installments	$11,763,000	$10,850,000

The aggregate maturities of long-term debt for the next five years are as follows: 2003 — $1,042,000; 2004 — $1,042,000; 2005 — $1,042,000; 2006 — $1,042,000; and 2007 — $697,000.

The United States Government Guaranteed Ship Financing Bonds (the Bonds), 1995 Series, were originally issued by Martin Gas Marine, Inc. with aggregate original principal totaling $14,526,000 including $9,195,000 designated “Barge Series Bonds” and $5,331,000 designated “Tug Series Bonds.” The Bonds were issued under a trust indenture dated November 30, 1995. The Bonds were issued to finance the construction of a 10,500 long-ton molten sulfur barge (the “barge”) and a 7,000 horsepower ocean-going tug (the “tug”). At inception, Martin Gas Marine, Inc. transferred to the Partnership all of its rights, title and interest in the vessels. In return, the Partnership assumed all liability under the indenture, including the outstanding bonds in the aggregate principal amount of $12,014,000, net of $18,000 upon formation.

The Bonds have been guaranteed as to unpaid interest and principal by the United States of America under Title XI of the Merchant Marine Act of 1936, as amended. The Partnership also pays an additional fee on the outstanding balance to the United States Maritime Administration for its guarantee. As collateral security for the guarantee, the Partnership has assumed the executed Security Agreement and First Preferred Fleet Mortgage to grant to the Secretary of the Maritime Administration a security interest in the barge, certain other tangible or intangible property the Shipowner may acquire pursuant to the construction contract, and a Reserve Fund and Financial Agreement. In addition to the foregoing, MRMC has guaranteed full payment of the guarantee fees and principal and interest on the outstanding bonds.

In November 2000, the Partnership entered into a Credit Agreement with Harris Trust and Savings Bank consisting of a $5,000,000 Revolving Note maturing in November 2003. There were no amounts outstanding under the Revolving Note at December 31, 2002 and 2001.

Interest on the facility is due and payable monthly at a rate fluctuating with the base rate in effect on the date of the respective draws. The Revolving Note is secured by all accounts, general intangibles, inventory, and deposit accounts of the Partnership.

Under the terms of the Credit Agreement, the Revolving Note facility borrowing base will equal the sum of (a) 80% of eligible accounts receivable, excluding exchanges plus (b) 65% of eligible inventory. The amount available under the borrowing base was approximately $5,858,000 (limited to

CF MARTIN SULPHUR, L.P.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

the $5,000,000 maximum under the Revolving Note) and $2,594,000 at December 31, 2002 and 2001, respectively.

Commitment fees are due and payable quarterly under the Credit Agreement at the rate of .5% per annum on the average daily unused portion of the Commitment.

Under the terms of the Partnership’s debt agreements, the Partnership is required to maintain compliance with certain financial ratios and covenants. The agreements also contain restrictions as to distributions of capital and dividends from the Partnership. These agreements also restrict liens on assets. The Partnership was in compliance with all restrictive covenants as of and for all periods presented. Under the terms of the debt agreements, substantially all assets of the Partnership are pledged.

(4)	Related Party Transactions

Included in the financial statements for December 31, 2002 and 2001 are various related party transactions and balances.

The Partnership was provided management, employee, terminal operations and marine transportation services through a Master Services Agreement (MSA) with MRMC, Martin Gas Marine, Inc., and Martin Gas Sales, Inc. through November 6, 2002 and MRMC and MOP subsequent to November 6, 2002. The fees related to these services are reflected in operating and general and administrative expenses in the financial statements. The MSA remains in effect until November 22, 2010 and may be extended for successive periods of one year.

Under the MSA, the Partnership (through November 6, 2002) paid the Martin Companies and MRMC a base management services fee, as agreed to by the Partnership and MRMC; subsequent to November 6, 2002, this services fee will be paid to MRMC and MOP. Upon formation and until January 1, 2002, the base service fee was $53,200 per month and after January 1, 2002 the base is adjusted annually to reflect increased or decreased costs of the Martin Companies and MRMC (through November 6, 2002) and MRMC and MOP subsequently, in providing the services. During the first twenty years of the MSA, MRMC will provide the Partnership with a $19,600 per month credit against each base management service fee. If the MSA is terminated for any reason prior to the expiration of the twentieth year, MRMC will make a cash payment to the Partnership in an amount specified in the MSA applicable to the termination date.

Additionally, under the MSA, the Partnership will pay MRMC and MOP certain employee services allocated costs, terminal operations allocated costs, and marine transportation services fees, equal to the actual direct costs and expenses incurred by MRMC and MOP in providing such services.

The Partnership also entered into a Motor Carrier Agreement whereby Martin Transport, Inc. provides the interstate and unregulated intrastate transportation of sulfur, by tank truck, in the United States of America. The Motor Carrier Agreement has an initial term of three years and shall continue in effect thereafter, until canceled by either the Partnership or Martin Transport, Inc. Total amounts paid by the Partnership related to this agreement are reflected in cost of sulfur sold in the financial statements. The freight charges are billed at actual costs based on rates that are charged to unrelated parties for the identical origins and destinations.

The Partnership sells and purchases sulfur from related parties in the normal course of business. The Partnership purchased .4122 acres of land from Martin Gas Sales, Inc. during April 2002.

CF MARTIN SULPHUR, L.P.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

Significant transactions with related parties reflected in the financial statements for the years ended December 31, 2002, 2001 and 2000 are as follows:

	Related Party	2002	2001	2000

Sulfur sales	CF Industries	$17,023,486	$11,299,267	$1,614,045
Freight revenue	MRMC/MOP	52,000	—
Cost of product:
Purchase of sulfur	MRMC/MOP	110,041	166,905	14,590
Truck freight	MRMC	5,865,588	3,908,557	406,358
Barge freight (Marine transportation fee)	MRMC/MOP	197,768	94,333	—
Operating expenses:
Fuel	MRMC	1,714,444	1,359,230	—
Employees services allocated costs	MRMC	761,560	721,655	61,974
Crew charge	MRMC/MOP	1,222,020	1,219,989	133,920
General and administrative expenses:
Management services fee	MRMC/MOP	421,200	403,200	43,680
Time charter fees expense	MRMC/MOP	4,630,000	—
Deferred time charter fees	MRMC	564,322	558,610	—

In addition, certain operating expenses are paid directly by MRMC and MOP and then reimbursed by the Partnership. Such pass-through arrangements amounted to $2,113,835 and $2,695,091 in 2002 and 2001, respectively.

The balance sheets at December 31, 2002 and 2001 include receivables and payables from related parties as follows:

	2002	2001

Accounts receivable:
CF Industries, Inc.	$3,070,724	$1,318,962
Martin Resources, Inc.	—	5,873
Martin Gas Sales, Inc.	—	51,229
MOP	275,875	—

	$3,346,599	$1,376,064

Accounts payable:
Martin Resources, Inc.	$—	$89,575
Martin Gas Sales, Inc.	—	214,211
Martin Gas Marine	—	70,677
Martin Transport	205,994	110,242
Central Oil Company	57,277	70,187
MOP	288,840	—

	$552,111	$554,892

CF MARTIN SULPHUR, L.P.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

Accounts receivable from related parties represent trade sales. As of November 6, 2002, Martin Resources, Inc., certain operations of Martin Gas Marine, and Martin Gas Sales, Inc. became divisions of a newly formed publicly traded partnership, Martin Midstream Partners, L.P., which owns Martin Operating Partnership.

(5)	Time Charter

Effective October 25, 2001, the Partnership entered into a time charter agreement with Martin Gas Marine (MGM) for the usage of an ocean going tug (Orion) and barge (Poseidon) (together, the “Vessels”) for the transportation of sulfur. The charter has an unlimited overall term, however the Partnership committed to a minimum term of one year. After this one year term, the Partnership may cancel at any time. The Partnership currently anticipates the service period related to the charter to be a minimum of three years.

The Poseidon was previously an oil barge and needed to be converted for sulfur transportation. Such conversion was begun at the inception of the charter and was completed in late February 2002. Total conversion costs were approximately $3,600,000, all paid to third parties. A portion (estimated to be 29%) of the conversion costs will be completely borne by the Partnership and a portion (estimated to be 71%) are eligible for reimbursement from MGM. Such reimbursement will occur upon termination of the charter and return of the vessels back to MGM and will be calculated on a basis which considers actual cost less accumulated depreciation. Amortization of the leasehold costs began concurrent with placing of the vessel in service in late February 2002. For the leasehold improvement costs completely borne by the Partnership, such costs are being amortized over the expected service life of the charter, three years. For the leasehold improvements subject to reimbursement, such costs are being amortized over the expected life of the improvements to the vessels.

In addition, the charter specified a reduced daily fee to MGM during the conversion period, which amounted to $7,000 per day, plus a minimum standby crew fee not to exceed $2,000 per day. At the end of the conversion period, such costs amounted to approximately $1,123,000. These costs are included in other assets on the balance sheet and are being amortized over the expected service life of the charter (three years beginning late February 2002). Net costs included in other assets were approximately $811,000 and $559,000 as of December 31, 2002 and 2001, respectively. Amortization expense totaled approximately $312,000 for 2002.

The base charter fee is $15,000 per day plus fuel and port charges for the first two years with a CPI increase beginning in the third year. This base charter fee began in late February 2002 when the vessels were placed in service by the Partnership. The total expense recorded during 2002 related to the base charter fee was $4,630,000, which is reflected in operating expense in the income statement.

The Partnership will periodically evaluate the estimated service life of the charter and adjust related amortization accordingly.

Based on the expected life of the charter, the Partnership would expect to pay the following amounts: 2003 — $5,475,000; 2004 — $5,475,000; and 2005 — $840,000.

(6)	Leases

The Partnership has numerous noncancelable operating leases primarily for railroad tank cars. Management expects to renew or enter into similar leasing arrangements for similar properties upon the expiration of the current lease agreements.

CF MARTIN SULPHUR, L.P.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

The future minimum lease payments under noncancelable operating leases for years subsequent to December 31, 2002 are as follows: 2003 — $428,400; 2004 — $428,400; 2005 — $428,400; and 2006 — $71,400.

During the normal course of business, the Partnership enters into various short-term operating leases which are renewed as needed. The more significant of these agreements includes the leasing of railroad tank cars.

In addition, the Partnership subleases from MOP a portion of the real property MOP leases at The Tampa Port Authority. Future minimum lease payments under the sublease agreement for years subsequent to December 31, 2002 are as follows: 2003 — $14,220; 2004 — $14,220; 2005 — $14,220; and 2006 — $13,628.

Total rent expense for operating leases for the years ended December 31, 2002 and 2001 and the period from November 22, 2000 (inception) through December 31, 2000, was $1,084,832, $1,051,759, and $111,524, respectively.

(7)	Commitments and Contingencies

The Partnership has a long-term purchase contract with a nonaffiliated vendor for the purchase of a portion of its sulfur needs. The agreement remains in place until December 2003, with optional renewal periods ranging from one to three years upon the completion of the initial term. Annual purchase commitments under the agreement are approximately 237,000 tons of sulfur, with the price based upon published sulfur prices, adjusted monthly. Product purchases under the agreement for the years ended December 31, 2002 and 2001 and the period from November 22, 2000 (inception) through December 31, 2000, were approximately $7,567,000, $5,848,000, and $517,000, respectively.

In addition to the foregoing, from time to time, the Partnership is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Partnership.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Martin Midstream GP LLC:

      We have audited the accompanying balance sheet of Martin Midstream GP LLC as of December 31, 2002. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Martin Midstream GP LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Shreveport, Louisiana

December 19, 2003

MARTIN MIDSTREAM GP LLC

BALANCE SHEETS

September 30, 2003 (unaudited) and December 31, 2002 (audited)

	September 30,	December 31,
	2003	2002

ASSETS
Current assets:
Cash	$—	$980
Due from affiliates	192,906	1,999

Total current assets	192,906	2,979

Total assets	$192,906	$2,979

LIABILITIES AND MEMBER’S EQUITY
Current liabilities:
Accounts payable	$—	$160
Due to affiliates	70,639	16,999
Accrued and deferred income taxes	39,938	14,628

Total current liabilities	110,577	31,787
Investment in Martin Midstream Partners L.P.	26,450	2,301

Total liabilities	137,027	34,088

Member’s equity (deficit)	55,879	(31,109)

Total liabilities and member’s equity	$192,906	$2,979

See accompanying notes to balance sheets

MARTIN MIDSTREAM GP LLC

NOTES TO BALANCE SHEETS

September 30, 2003 (unaudited) and December 31, 2002 (audited)

(1)	Organization

(a)	Organization

      Martin Midstream GP LLC (the “General Partner”) is a single member Delaware limited liability company formed on June 21, 2002 to become the general partner of Martin Midstream Partners L.P. (the “Partnership”). The General Partner owns a 2% general partner interest in the Partnership and its single member is Martin Resource Management Corporation (“MRMC”).

(2)	Significant Accounting Policies

(a)	Investment in Partnership

      The General Partner accounts for its investment in the Partnership under equity method of accounting.

(b)	Federal Income Taxes

      The General Partner is a disregarded entity for federal income tax purposes. Its activity is included in the consolidated federal income tax return of MRMC; however, for financial reporting purposes, current federal income taxes are computed and recorded as if the General Partner filed a separate federal income tax return.

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(c)	Management’s Use of Estimates

      The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management of the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

(3)	Related Party

      Amounts due from affiliates primarily represent Partnership cash distributions that were paid to a related party on behalf of the General Partner. Amounts due to affiliates primarily represent director fees that were paid by a related party on behalf of the General Partner.

MARTIN MIDSTREAM GP LLC

NOTES TO BALANCE SHEETS

September 30, 2003 (unaudited) and December 31, 2002 (audited)

(4)	Investment in the Partnership

      At September 30, 2003 and December 31, 2002, the General Partner’s 2% interest in the Partnership is the General Partner’s only unconsolidated affiliate. The following is condensed balance sheet data for the Partnership:

	September 30,	December 31,
	2003	2002

	(Unaudited)	(Audited)

	(Dollars in thousands)
ASSETS
Current assets	$44,823	$39,115
Property, plant and equipment, net	53,757	55,857
Goodwill	2,922	2,922
Other assets, net	1,772	2,561

	$103,274	$100,455

LIABILITIES AND PARTNER’S CAPITAL
Current liabilities	$22,376	$18,349
Long-term debt	35,000	35,000
Partners’ capital	45,898	47,106

	$103,274	$100,455

      The net income allocated to the General Partner from November 6, 2002 through December 31, 2002 was approximately $58,000 and net income allocated for the nine months ended September 30, 2003 totaled approximately $167,000.

INDEPENDENT AUDITORS’ REPORT

Shareholder

Tesoro Marine Services, L.L.C.

      We have audited the accompanying Statement of Revenues and Direct Operating Expenses of the Acquired Assets, as defined in the asset purchase agreement between Tesoro Marine Services, L.L.C. (“Tesoro”), Martin Midstream Partners L.P. and Martin Operating Partnership L.P. dated October 27, 2003 (the “Agreement”) for the year ended December 31, 2002. The Financial Statement is the responsibility of Tesoro’s management. Our responsibility is to express an opinion on the Financial Statement based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

      The accompanying Financial Statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in Form S-1 of Martin Midstream Partners L.P.) as described in Note 1 to the Financial Statement and is not intended to be a complete presentation of the Revenues and Direct Operating Expenses of the Acquired Assets, as defined in the Agreement.

      In our opinion, such Financial Statement presents fairly, in all material respects, the Revenues and Direct Operating Expenses described in Note 1 to the Financial Statement for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Shreveport, Louisiana

January 12, 2004

CERTAIN ASSETS OF TESORO MARINE SERVICES, L.L.C.

STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES
(Dollars in Thousands)
YEAR ENDED DECEMBER 31, 2002 AND
NINE MONTHS ENDED SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002

		Nine Months Ended
	Year Ended
	December 31,	September 30,	September 30,
	2002	2003	2002

		(Unaudited)	(Unaudited)
Revenues	$14,064	$10,822	$10,239

Direct operating expenses:
Cost of products sold	5,959	4,466	4,406
Operating costs	10,220	7,366	7,835
Depreciation and amortization	2,292	1,675	1,633
Impairment	—	2,352	—

Total direct operating expenses	18,471	15,859	13,874

Excess of direct operating expenses over Revenues	$(4,407)	$(5,037)	$(3,635)

See accompanying notes to statements of revenues and direct operating expenses.

CERTAIN ASSETS OF TESORO MARINE SERVICES, L.L.C.

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

YEAR ENDED DECEMBER 31, 2002 AND
NINE MONTHS ENDED SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002

1.	BASIS OF PRESENTATION

      On December 23, 2003, Martin Midstream Partners L.P. (“MMLP”) announced that it had completed the acquisition of certain marine services assets (the “Marine Assets”) from Tesoro Marine Services, L.L.C. (“Tesoro”), a subsidiary of Tesoro Petroleum Corporation, a refiner and marketer of petroleum products. MMLP purchased the Marine Assets for $25.0 million plus $1.8 million for Tesoro’s lubricant inventories. The Marine Assets acquired include 13 marine terminals and one inland terminal located along the Gulf Coast from Venice, Louisiana to Corpus Christi, Texas, nine inland tank barges and four inland pushboats as well as Tesoro’s lubricant distribution and marketing business. The acquisition closed on December 23, 2003.

      In a parallel transaction, Midstream Fuel Service LLC purchased Tesoro’s fuel oil distribution business for $2.0 million plus $4.8 million for Tesoro’s diesel fuel inventories. Midstream Fuel Service LLC is a subsidiary of privately held Martin Resource Management Corporation (“MRMC”), the owner of MMLP’s general partner. MRMC acquired these assets from Tesoro because fuel oil distribution generates non-qualifying income under Internal Revenue Service regulations applicable to publicly traded limited partnerships such as MMLP. This acquisition also closed on December 23, 2003.

      The Statement of Revenues and Direct Operating Expenses associated with the Marine Assets was derived from Tesoro’s accounting records. Tesoro did not account for the Marine Assets or their related operations separately. As a result, management has made allocations of certain direct operating expenses in order to reflect the portion of such expenses related to the Marine Assets. In making such allocations, management considered such factors as historical account groupings and descriptions as well as employee time surveys.

      Certain other expense items not directly associated with the Marine Assets, such as income taxes and corporate overhead, were recorded in the accounting records of the Marine Assets, but are not included in the statement of revenues and direct operating expenses. Any allocation of such costs would be arbitrary and would not be indicative of what such costs actually would have been had the Marine Assets been operated as a stand-alone entity.

      Following the December 23, 2003 acquisition of the assets by MMLP, MMLP entered into new contractual agreements with Midstream Fuel Service LLC whereby MMLP will charge Midstream Fuel Service LLC for terminal and marine transportation services. Such arrangements are expected to have a significant effect on the revenues of the operations related to the Marine Assets. Therefore, the historical financial information of the operations related to the Marine Assets are not indicative of the acquired business going forward.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Use of Estimates — Management has made a number of estimates and assumptions in the preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

      Revenue Recognition — The Marine Assets recognize revenues from product sales and services upon deliveries to its customers.

      Depreciation — Depreciation is computed using the straight-line method over the estimated useful life of the individual assets, generally three to 20 years.

      Impairment — The recoverability of long-lived assets is reviewed when circumstances indicate that the carrying amount of the asset may not be recoverable, in accordance with Statement of Financial Standards

CERTAIN ASSETS OF TESORO MARINE SERVICES, L.L.C.

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

YEAR ENDED DECEMBER 31, 2002 AND
NINE MONTHS ENDED SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002

No. 144,“Accounting for the Impairment of Disposal of Long-Lived Assets.” The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from use of such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset.

      A non-cash impairment charge of $2.4 million was recorded for the nine months ended September 30, 2003 against the Marine Assets based on the fair value of such assets as reflected in the purchase price paid by MMLP, relative to the historical book value thereof.

3.	OPERATING, INVESTING AND FINANCING CASH FLOW INFORMATION

      Significant operating, investing or financing cash flow information consists of the following:

		Nine Months
		Ended
	Year Ended	September 30,
	December 31,
	2002	2003	2002

Additions to property, plant and equipment	$2,764	$690	$2,584
Proceeds from sale of property, plant and equipment	—	792	—

APPENDIX A

GLOSSARY OF TERMS

      adjusted operating surplus: For any period, operating surplus generated during that period is adjusted to:

(a) decrease operating surplus by:

(1) any net increase in working capital borrowings during that period; and

(2) any net reduction in cash reserves for operating expenditures during that period not relating to an operating expenditure made during that period; and

(b) increase operating surplus by:

(1) any net decrease in working capital borrowings during that period; and

(2) any net increase in cash reserves for operating expenditures during that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus does not include that portion of operating surplus included in clause (a) (1) or the definition of operating surplus.

      available cash: For any quarter ending prior to liquidation:

(a) the sum of:

(1) all cash and cash equivalents of Martin Midstream Partners L.P. and its subsidiaries on hand at the end of that quarter; and

(2) all additional cash and cash equivalents of Martin Midstream Partners L.P. and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

(b) less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of our general partner to:

(1) provide for the proper conduct of the business of Martin Midstream Partners L.P. and its subsidiaries (including reserves for future capital expenditures and for future credit needs of Martin Midstream Partners L.P. and its subsidiaries) after that quarter;

(2) comply with applicable law or any debt instrument or other agreement or obligation to which Martin Midstream Partners L.P. or any of its subsidiaries is a party or its assets are subject; and

(3) provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

provided, however, that our general partner may not establish cash reserves for distributions to the subordinated units unless our general partner has determined that in its judgment the establishment of reserves will not prevent Martin Midstream Partners L.P. from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters; and

provided, further, that disbursements made by Martin Midstream Partners L.P. or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if our general partner so determines.

      capital account: The capital account maintained for a partner under our partnership agreement. The capital account of a partner for a common unit, a subordinated unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in Martin Midstream Partners L.P. held by a partner.

      capital surplus: All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.

      closing price: The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way. In either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq National Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by our general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our general partner.

      common unit arrearage: The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

      current market price: For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.

      EBITDA. We define EBITDA as net income plus interest expense, income taxes and depreciation and amortization expense.

      incentive distribution right: A non-voting limited partner partnership interest issued to our general partner in connection with the transfer of interests in Martin Operating Partnership L.P. to Martin Midstream Partners L.P. under our partnership agreement. The partnership interest will confer upon its holder only the rights and obligations specifically provided in our partnership agreement for incentive distribution rights.

      incentive distributions: The distributions of available cash from operating surplus initially made to our general partner that are in excess of our general partner’s aggregate 2% general partner interest.

      interim capital transactions: The following transactions if they occur prior to liquidation:

(a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business) by Martin Midstream Partners L.P. or any of its subsidiaries;

(b) sales of equity interests by Martin Midstream Partners L.P. or any of its subsidiaries;

(c) sales or other voluntary or involuntary dispositions of any assets of Martin Midstream Partners L.P. or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements).

      operating expenditures: All expenditures of Martin Midstream Partners L.P. and our subsidiaries, including, but not limited to, taxes, reimbursements of our general partner, repayment of working capital borrowings, debt service payments and capital expenditures, subject to the following:

(a) Payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings will not constitute operating expenditures.

(b) Operating expenditures will not include:

(1) capital expenditures made for acquisitions or for capital improvements;

(2) payment of transaction expenses relating to interim capital transactions; or

(3) distributions to partners.

      operating surplus: For any period prior to liquidation, on a cumulative basis and without duplication:

(a) the sum of

(1) $8.5 million plus all the cash of Martin Midstream Partners L.P. and its subsidiaries on hand as of the closing date of our initial public offering;

(2) all cash receipts of Martin Midstream Partners L.P. and our subsidiaries for the period beginning on the closing date of our initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions; and

(3) all cash receipts of Martin Midstream Partners L.P. and our subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings; less

(b) the sum of:

(1) operating expenditures for the period beginning on the closing date of our initial public offering and ending with the last day of that period; and

(2) the amount of cash reserves that is necessary or advisable in the reasonable discretion of our general partner to provide funds for future operating expenditures; provided however, that disbursements made or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if our general partner so determines.

      subordination period: The subordination period will generally extend from the closing of the initial public offering until the first to occur of:

(a) the first day of any quarter beginning after September 30, 2009 for which:

(1) distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common units and subordinated units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

(2) the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the common units and subordinated units that were outstanding during those periods on a fully-diluted basis, and the related distribution on our general partner interests in Martin Midstream Partners L.P. and our operating partnership; and

(3) there are no outstanding cumulative common units arrearages.

(b) the date on which our general partner is removed as general partner of Martin Midstream Partners L.P. upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of the removal.

      unit majority: When a matter must be approved by a unit majority, as the term is used in this prospectus, such matter must be approved as follows:

(a) during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

(b) after the subordination period, the approval of a majority of the outstanding common units.

      working capital borrowings: Borrowings exclusively for working capital purposes made under a revolving credit facility or other arrangement requiring all borrowings thereunder to be reduced to a relatively small amount each year for an economically meaningful period of time.

1,150,000 Common Units

(Martin Midstream Partners L.P. LOGO)

Representing Limited Partner

Interests

PROSPECTUS

RAYMOND JAMES

A.G. EDWARDS & SONS, INC.

MCDONALD

INVESTMENTS INC.

RBC CAPITAL MARKETS

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq filing fee, the amounts set forth below are estimates.

Registration fee	$2,996
NASD filing fee	4,203
Printing and engraving expenses	150,000
Fees and expenses of legal counsel	300,000
Accounting fees and expenses	150,000
Transfer agent and registrar fees	5,000
Miscellaneous	50,000

Total	$662,199

Item 14.	Indemnification of Directors and Officers.

      The section of the prospectus entitled “The Partnership Agreement — Indemnification” is incorporated herein by this reference. Reference is made to Section 8 of the Underwriting Agreement filed as Exhibit 1.1 to the registration statement. Subject to any terms, conditions or restrictions set forth in the Partnership Agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

Item 15.	Recent Sales of Unregistered Securities.

      Martin Midstream Partners L.P. issued to Martin Midstream GP LLC a 2% general partner interest in the partnership in exchange for a capital contribution in the amount of $20 and issued to Martin Resources LLC a 98% limited partner interest in the partnership in exchange for a capital contribution in the amount of $980 in connection with the formation of the partnership in June, 2002 in an offering exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. On November 1, 2002 and in offerings exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, the Partnership (i) exchanged existing limited partner interests of Martin Operating Partnership L.P., a Delaware limited partnership (the “Operating Partnership”), owned by Martin Gas Sales LLC (now named Martin Product Sales LLC) for 1,543,797 subordinated units representing limited partner interests in the Partnership (“Subordinated Units”) in connection with the contribution of the interests of the Operating Partnership which holds the Partnership’s operating assets; (ii) exchanged existing limited partner interests of the Operating Partnership owned by Midstream Fuel Service LLC for 620,644 Subordinated Units in connection with the contribution of the interests of the Operating Partnership which holds the Partnership’s operating assets; (iii) exchanged existing limited partner interests of the Operating Partnership owned by Martin Gas Marine, LLC for 2,088,921 Subordinated Units in connection with the contribution of the interests of the Operating Partnership which holds the Partnership’s operating assets; and (iv) converted a portion of the existing interest in the Partnership owned by Martin Midstream GP LLC into a portion of its 2% general partner interest and the incentive distribution rights in the Partnership. There have been no other sales of unregistered securities within the past three years.

Item 16.	Exhibits

      The following documents are filed as exhibits to this registration statement:

Exhibit
Number	Description

1.1	Form of Underwriting Agreement
3.1	Certificate of Limited Partnership of Martin Midstream Partners L.P. (the “Partnership”), dated June 21, 2002 (filed as Exhibit 3.1 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-91706), filed July 1, 2002, and incorporated herein by reference).
3.2	First Amended and Restated Agreement of Limited Partnership of the Partnership, dated November 6, 2002 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
3.3	Certificate of Limited Partnership of Martin Operating Partnership L.P. (the “Operating Partnership”), dated June 21, 2002 (filed as Exhibit 3.3 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-91706), filed July 1, 2002, and incorporated herein by reference).
3.4	Amended and Restated Agreement of Limited Partnership of the Operating Partnership, dated November 6, 2002 (filed as Exhibit 3.2 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
3.5	Certificate of Formation of Martin Midstream GP LLC (the “General Partner”), dated June 21, 2002 (filed as Exhibit 3.5 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-91706), filed July 1, 2002, and incorporated herein by reference).
3.6	Limited Liability Company Agreement of the General Partner, dated June 21, 2002 (filed as Exhibit 3.6 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-91706), filed July 1, 2002, and incorporated herein by reference).
3.7	Certificate of Formation of Martin Operating GP LLC (the “Operating General Partner”), dated June 21, 2002 (filed as Exhibit 3.7 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-91706), filed July 1, 2002, and incorporated herein by reference).
3.8	Limited Liability Company Agreement of the Operating General Partner, dated June 21, 2002 (filed as Exhibit 3.8 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-91706), filed July 1, 2002, and incorporated herein by reference).
4.1	Specimen Unit Certificate for Common Units (contained in Exhibit 3.2).
4.2	Specimen Unit Certificate for Subordinated Units (filed as Exhibit 4.2 to Amendment No. 4 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-91706), filed October 25, 2002, and incorporated herein by reference).
5.1	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered.
8.1	Opinion of Baker Botts L.L.P. relating to tax matters.
10.1	Credit Agreement dated November 6, 2002, among the Operating Partnership, as borrower, the Partnership, Royal Bank of Canada, as administrative agent and collateral agent, Comerica Bank-Texas, as co-agent, and the lenders named therein (filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
10.2	Contribution, Conveyance and Assumption Agreement dated October 31, 2002, by and among Martin Resource Management Corporation (“MRMC”), Martin Resource LLC, the General Partner, the Partnership, the Operating Partnership, the Operating General Partner, Martin Gas Marine LLC (“MGMLLC”), Martin Resources, Inc., Martin L.P. Gas, Inc. (“MLP Gas”), Martin Gas Sales LLC (“MGSLLC”), Martin Transport, Inc. (“Transport”), CF Martin Sulphur Holding Corporation (“CFMSHC”) and Midstream Fuel Service LLC (“MFSLLC”) (filed as Exhibit 10.2 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
10.3	Omnibus Agreement dated November 1, 2002, by and among MRMC, the General Partner, the Partnership and the Operating Partnership (filed as Exhibit 10.3 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).

Exhibit
Number	Description

10.4	Motor Carrier Agreement dated November 1, 2002, by and between the Operating Partnership and Transport (filed as Exhibit 10.4 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
10.5	Terminal Services Agreement dated November 1, 2002, by and between the Operating Partnership and MGSLLC (filed as Exhibit 10.5 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
10.6	Throughput Agreement dated November 1, 2002, by and between MGSLLC and the Operating Partnership (filed as Exhibit 10.6 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
10.7	Contract for Marine Transportation dated November 1, 2002, by and between the Operating Partnership and MRMC (filed as Exhibit 10.7 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
10.8	Product Storage Agreement dated November 1, 2002, by and between Martin Underground Storage, Inc. and the Operating Partnership (filed as Exhibit 10.8 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
10.9	Marine Fuel Agreement dated November 1, 2002, by and between MFSLLC and the Operating Partnership (filed as Exhibit 10.9 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
10.10	Product Supply Agreement dated November 1, 2002, by and between MGSLLC and the Operating Partnership (filed as Exhibit 10.10 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
10.11	Martin Midstream Partners L.P. Long-Term Incentive Plan (filed as Exhibit 10.11 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
10.12	Assignment and Assumption of Lease and Sublease dated November 1, 2002, by and between the Operating Partnership and MGSLLC (filed as Exhibit 10.12 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
10.13	Purchaser Use Easement, Ingress-Egress Easement, and Utility Facilities Easement dated November 1, 2002, by and between MGSLLC and the Operating Partnership (filed as Exhibit 10.13 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
10.14	Marine Transportation Agreement, by and between the Operating Partnership and Cross Oil Refining & Marketing, Inc., dated October 27, 2003 (filed as Exhibit 10.14 to the Partnership’s Quarterly Report of Form 10-Q, filed November 10, 2003, and incorporated herein by reference).
10.15	Terminalling Agreement, by and between the Operating Partnership and Cross Oil Refining & Marketing, Inc., dated October 27, 2003 (filed as Exhibit 10.15 to the Partnership’s Quarterly Report of Form 10-Q, filed November 10, 2003, and incorporated herein by reference).
10.16	Asset Purchase Agreement by and among Martin Midstream Partners L.P., Martin Operating Partnership L.P. and Tesoro Marine Services, L.L.C., dated October 27, 2003 (filed as Exhibit 10.1 to the Partnership’s Amendment No. 1 to Current Report on Form 8-K, filed January 23, 2004, and incorporated herein by reference).
10.17	Terminal Services Agreement by and between the Operating Partnership and Midstream Fuel Service LLC, dated December 23, 2003 (filed as Exhibit 10.2 to the Partnership’s Amendment No. 1 to Current Report on Form 8-K, filed January 23, 2004, and incorporated herein by reference).
10.18	Transportation Services Agreement by and between the Operating Partnership and Midstream Fuel Service LLC, dated December 23, 2003 (filed as Exhibit 10.3 to the Partnership’s Amendment No. 1 to Current Report on Form 8-K, filed January 23, 2004, and incorporated herein by reference).

Exhibit
Number	Description

10.19	Lubricants and Drilling Fluids Terminal Services Agreement by and between the Operating Partnership and Midstream Fuel Service LLC, dated December 23, 2003 (filed as Exhibit 10.4 to the Partnership’s Amendment No. 1 to Current Report on Form 8-K, filed January 23, 2004).
21.1	List of Subsidiaries (filed as Exhibit 21.1 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-91706), filed July 1, 2002, and incorporated herein by reference).
23.1	Consent of KPMG LLP.
23.2	Consent of KPMG LLP.
23.3	Consent of KPMG LLP.
23.4	Consent of KPMG LLP.
23.5	Consent of Baker Botts L.L.P. (Contained in Exhibit 5.1).
23.6	Consent of Baker Botts L.L.P. (Contained in Exhibit 8.1).
24.1*	Power of Attorney (included on signature page).

*	Previously filed.

Item 17.	Undertakings

      The undersigned Registrant hereby undertakes to provide at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant under the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on January 22, 2004.

MARTIN MIDSTREAM PARTNERS L.P.

By:	MARTIN MIDSTREAM GP LLC its General Partner

By:	/s/ RUBEN S. MARTIN

Name: Ruben S. Martin
Title: President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Ruben S. Martin		Chief Executive Officer, President and Director (Principal Executive Officer)	January 22, 2004

/s/ ROBERT D. BONDURANT Robert D. Bondurant		Executive Vice President and Chief Financial Officer (Principal Financial Officer)	January 22, 2004

* Wesley M. Skelton		Executive Vice President, Chief Administrative Officer and Controller (Principal Accounting Officer)	January 22, 2004

* Scott D. Martin		Director	January 22, 2004

* John P. Gaylord		Director	January 22, 2004

* C. Scott Massey		Director	January 22, 2004

* Richard D. Waters Jr.		Director	January 22, 2004

*By:	/s/ ROBERT D. BONDURANT Robert D. Bondurant Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit
Number	Description

1.1	Form of Underwriting Agreement
3.1	Certificate of Limited Partnership of Martin Midstream Partners L.P. (the “Partnership”), dated June 21, 2002 (filed as Exhibit 3.1 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-91706), filed July 1, 2002, and incorporated herein by reference).
3.2	First Amended and Restated Agreement of Limited Partnership of the Partnership, dated November 6, 2002 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
3.3	Certificate of Limited Partnership of Martin Operating Partnership L.P. (the “Operating Partnership”), dated June 21, 2002 (filed as Exhibit 3.3 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-91706), filed July 1, 2002, and incorporated herein by reference).
3.4	Amended and Restated Agreement of Limited Partnership of the Operating Partnership, dated November 6, 2002 (filed as Exhibit 3.2 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
3.5	Certificate of Formation of Martin Midstream GP LLC (the “General Partner”), dated June 21, 2002 (filed as Exhibit 3.5 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-91706), filed July 1, 2002, and incorporated herein by reference).
3.6	Limited Liability Company Agreement of the General Partner, dated June 21, 2002 (filed as Exhibit 3.6 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-91706), filed July 1, 2002, and incorporated herein by reference).
3.7	Certificate of Formation of Martin Operating GP LLC (the “Operating General Partner”), dated June 21, 2002 (filed as Exhibit 3.7 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-91706), filed July 1, 2002, and incorporated herein by reference).
3.8	Limited Liability Company Agreement of the Operating General Partner, dated June 21, 2002 (filed as Exhibit 3.8 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-91706), filed July 1, 2002, and incorporated herein by reference).
4.1	Specimen Unit Certificate for Common Units (contained in Exhibit 3.2).
4.2	Specimen Unit Certificate for Subordinated Units (filed as Exhibit 4.2 to Amendment No. 4 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-91706), filed October 25, 2002, and incorporated herein by reference).
5.1	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered.
8.1	Opinion of Baker Botts L.L.P. relating to tax matters.
10.1	Credit Agreement dated November 6, 2002, among the Operating Partnership, as borrower, the Partnership, Royal Bank of Canada, as administrative agent and collateral agent, Comerica Bank-Texas, as co-agent, and the lenders named therein (filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
10.2	Contribution, Conveyance and Assumption Agreement dated October 31, 2002, by and among Martin Resource Management Corporation (“MRMC”), Martin Resource LLC, the General Partner, the Partnership, the Operating Partnership, the Operating General Partner, Martin Gas Marine LLC (“MGMLLC”), Martin Resources, Inc., Martin L.P. Gas, Inc. (“MLP Gas”), Martin Gas Sales LLC (“MGSLLC”), Martin Transport, Inc. (“Transport”), CF Martin Sulphur Holding Corporation (“CFMSHC”) and Midstream Fuel Service LLC (“MFSLLC”) (filed as Exhibit 10.2 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
10.3	Omnibus Agreement dated November 1, 2002, by and among MRMC, the General Partner, the Partnership and the Operating Partnership (filed as Exhibit 10.3 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
10.4	Motor Carrier Agreement dated November 1, 2002, by and between the Operating Partnership and Transport (filed as Exhibit 10.4 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).

Exhibit
Number	Description

10.5	Terminal Services Agreement dated November 1, 2002, by and between the Operating Partnership and MGSLLC (filed as Exhibit 10.5 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
10.6	Throughput Agreement dated November 1, 2002, by and between MGSLLC and the Operating Partnership (filed as Exhibit 10.6 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
10.7	Contract for Marine Transportation dated November 1, 2002, by and between the Operating Partnership and MRMC (filed as Exhibit 10.7 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
10.8	Product Storage Agreement dated November 1, 2002, by and between Martin Underground Storage, Inc. and the Operating Partnership (filed as Exhibit 10.8 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
10.9	Marine Fuel Agreement dated November 1, 2002, by and between MFSLLC and the Operating Partnership (filed as Exhibit 10.9 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
10.10	Product Supply Agreement dated November 1, 2002, by and between MGSLLC and the Operating Partnership (filed as Exhibit 10.10 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
10.11	Martin Midstream Partners L.P. Long-Term Incentive Plan (filed as Exhibit 10.11 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
10.12	Assignment and Assumption of Lease and Sublease dated November 1, 2002, by and between the Operating Partnership and MGSLLC (filed as Exhibit 10.12 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
10.13	Purchaser Use Easement, Ingress-Egress Easement, and Utility Facilities Easement dated November 1, 2002, by and between MGSLLC and the Operating Partnership (filed as Exhibit 10.13 to the Partnership’s Current Report on Form 8-K, filed November 19, 2002, and incorporated herein by reference).
10.14	Marine Transportation Agreement, by and between the Operating Partnership and Cross Oil Refining & Marketing, Inc., dated October 27, 2003 (filed as Exhibit 10.14 to the Partnership’s Quarterly Report of Form 10-Q, filed November 10, 2003, and incorporated herein by reference).
10.15	Terminalling Agreement, by and between the Operating Partnership and Cross Oil Refining & Marketing, Inc., dated October 27, 2003 (filed as Exhibit 10.15 to the Partnership’s Quarterly Report of Form 10-Q, filed November 10, 2003, and incorporated herein by reference).
10.16	Asset Purchase Agreement by and among Martin Midstream Partners L.P., Martin Operating Partnership L.P. and Tesoro Marine Services, L.L.C., dated October 27, 2003 (filed as Exhibit 10.1 to the Partnership’s Amendment No. 1 to Current Report on Form 8-K, filed January 23, 2004, and incorporated herein by reference).
10.17	Terminal Services Agreement by and between the Operating Partnership and Midstream Fuel Service LLC, dated December 23, 2003 (filed as Exhibit 10.2 to the Partnership’s Amendment No. 1 to Current Report on Form 8-K, filed January 23, 2004, and incorporated herein by reference).
10.18	Transportation Services Agreement by and between the Operating Partnership and Midstream Fuel Service LLC, dated December 23, 2003 (filed as Exhibit 10.3 to the Partnership’s Amendment No. 1 to Current Report on Form 8-K, filed January 23, 2004, and incorporated herein by reference).
10.19	Lubricants and Drilling Fluids Terminal Services Agreement by and between the Operating Partnership and Midstream Fuel Service LLC, dated December 23, 2003 (filed as Exhibit 10.4 to the Partnership’s Amendment No. 1 to Current Report on Form 8-K, filed January 23, 2004, and incorporated herein by reference).
21.1	List of Subsidiaries (filed as Exhibit 21.1 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-91706), filed July 1, 2002, and incorporated herein by reference).

Exhibit
Number	Description

23.1	Consent of KPMG LLP.
23.2	Consent of KPMG LLP.
23.3	Consent of KPMG LLP.
23.4	Consent of KPMG LLP.
23.5	Consent of Baker Botts L.L.P. (Contained in Exhibit 5.1).
23.6	Consent of Baker Botts L.L.P. (Contained in Exhibit 8.1).
24.1*	Power of Attorney (included on signature page).

*	Previously filed.